82- SUBMISSIONS FACING SHEET

02028933

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME REPower Systems AG

*CURRENT ADDRESS Flughafenstrasse 54
22335 Hamburg
Germany

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

FILE NO. 82- ~~5873~~ ? 82-34654   FISCAL YEAR 12/31/01

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DATE : 5/1/02

AR/S
12-31-01

Renewable Energy for the future

REpower Systems

2,000,000 Shares

REpower Systems AG

Ordinary Shares

€41 per share

This is the initial public offering of our shares. We are offering 2,000,000 newly issued shares (the "New Shares"), and the Selling Shareholder named in this offering memorandum is offering 300,000 existing shares (the "Over-allotment Shares" and, together with the New Shares, the "Shares"). We will not receive any proceeds from the sale of any Over-allotment Shares by the Selling Shareholder. This offering includes a public offering to retail and institutional investors in Germany and an international offering through a private placement to institutional investors outside of Germany. This offering memorandum relates only to the international offering. The German public offering is being made pursuant to a separate prospectus in the German language. The Selling Shareholder has granted the Managers an option to purchase up to 300,000 Over-allotment Shares at the offering price less selling, underwriting and management commissions. The option is exercisable for 30 days from the date of this offering memorandum to cover over-allotments, if any.

There is currently no market for our shares. We have applied to have the Shares listed on the Regulated Market (*Geregelter Markt*) with trading on the *Neuer Markt* of the Frankfurt Stock Exchange. The Shares will not be listed on any national securities exchange or quoted in any automated interdealer quotation system in the United States.

Investing in our shares involves risks. See "Risk Factors" beginning on page 10.

The Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). In the United States, the offering is being made only to qualified institutional buyers ("QIBs") as defined in, and in reliance on, Rule 144A under the Securities Act ("Rule 144A"). Prospective purchasers that are QIBs are hereby notified that the sellers of the shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. Outside the United States, the offering is being made in reliance on Regulation S under the Securities Act. See "Plan of Distribution — Selling Restrictions." The Shares are not transferable except in accordance with the restrictions described in this offering memorandum under "Transfer Restrictions."

The Managers expect to deliver the Shares through the book-entry facilities of Clearstream Banking AG on or about March 28, 2002.

Sole Global Coordinator and Sole Bookrunner

Schroder Salomon Smith Barney

Co-Lead Manager

Commerzbank Aktiengesellschaft

Co-Manager

Vereins- und Westbank AG

March 22, 2002

[THIS PAGE INTENTIONALLY LEFT BLANK]

TABLE OF CONTENTS

This offering memorandum is confidential. You are authorized to use this offering memorandum solely for the purpose of considering the purchase of the Shares in the international offering described herein. REpower Systems AG has furnished the information in this offering memorandum. You acknowledge and agree that the Managers make no representation or warranty, express or implied, as to the accuracy or completeness of such information, and nothing contained in this offering memorandum is, or shall be relied upon as, a promise or representation by the Managers. You may not reproduce or distribute this offering memorandum, in whole or in part, and you may not disclose any of the contents of this offering memorandum or use any information herein for any purpose other than considering an investment in the Shares offered hereby. You agree to the foregoing by accepting delivery of this offering memorandum.

No person is authorized to give any information or to make any representation in connection with the offering or sale of the Shares other than as contained in this offering memorandum. If any such information is given or made, it must not be relied upon as having been authorized by REpower Systems AG or its subsidiaries or any of the Managers or any of their affiliates, advisers or selling agents. Neither the delivery of this offering memorandum nor any sale made hereunder shall under any circumstances imply that there has been no change in the affairs of REpower Systems AG or its subsidiaries or that the information set forth herein is correct as of any date subsequent to the date hereof.

In making an investment decision, prospective investors must rely upon their own examination of REpower Systems AG and the terms of this offering memorandum, including the risks involved.

The distribution of this offering memorandum and the offering and sale of the Shares in certain jurisdictions may be restricted by law. REpower Systems AG and the Managers require persons into whose possession this offering memorandum comes to inform themselves about and to observe any such restrictions. For a description of certain restrictions on the offering and sale of the Shares, see "Plan of Distribution — Selling Restrictions" and "Transfer Restrictions." This offering memorandum does not constitute an offer of, or an invitation to purchase, any of the Shares in any jurisdiction in which such offer or invitation would be unlawful.

In this offering memorandum, references to the "REpower Systems Group," the "REpower Group" or the "Group" are to REpower Systems AG and its subsidiaries and/or affiliated companies, and references to the "Company," "we," "us," and "our" are to REpower Systems AG, or REpower Systems AG and its subsidiaries and/or affiliated companies, as the context may require.

INFORMATION FOR PROSPECTIVE INVESTORS IN GERMANY

This offering memorandum in the English language was translated from the German language sales prospectus *(Verkaufsprospekt)*, which was approved by the Admissions Committee *(Zulassungsausschuß)* of the *Deutsche Börse AG* under section 6, subsections 1 and 4 of the German Securities Sales Prospectus Act *(Wertpapier-Verkaufsprospektgesetz)* on March 22, 2002.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

This communication is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED STATES

The Shares offered hereby have not been and will not be registered under the Securities Act, or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold, pledged or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. Any representation to the contrary is a criminal offense in the United States. The Shares are being offered (a) in the United States only to QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A and (b) outside the United States only in "offshore transactions" as defined in, and in accordance with, Regulation S under the Securities Act.

NOTICE TO PROSPECTIVE INVESTORS IN THE NETHERLANDS

The Shares offered hereby may only be offered, sold, delivered or transferred, directly or indirectly, in the Netherlands to individuals who, or to legal entities which, trade or invest in securities in the conduct of a profession or trade (which includes banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors, and treasury departments and finance companies of large enterprises).

In connection with this offering, the Sole Global Coordinator may over-allot or effect transactions that stabilize or maintain the market price of the Shares at levels above those that might otherwise prevail in the open market. Such transactions may be effected on the *Neuer Markt* of the Frankfurt Stock Exchange, or otherwise and shall be carried out in accordance with applicable laws and regulations. Such stabilization, if commenced, may be discontinued at any time.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT A SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

WHERE YOU CAN FIND MORE INFORMATION

We are not currently required to file periodic reports under Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). We have agreed to submit an application pursuant to Rule 12g3-2(b) under the Exchange Act for an exemption from the reporting requirements of Section 12(g) of the Exchange Act. Pursuant to the terms of such exemption, we will furnish to the U.S. Securities and Exchange Commission certain information in accordance with Rule 12g3-2(b). If at any time we are neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, we will furnish, upon written request, to holders of our shares, any owner of any beneficial interest in our shares or any prospective purchaser designated by such a holder or such an owner, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

MARKET AND INDUSTRY DATA

Market data and certain industry forecasts used throughout this offering memorandum and, in particular, in the section "The Market for Wind Energy Products," were obtained from internal surveys, reports and studies, where appropriate, as well as market research, publicly available information and industry publications, including the International Energy Agency, Shell International Limited, the European Union Commission, the German Federal Association of Wind Energy, BTM Consult ApS, the Risø National Laboratory, Denmark, the German Federal Ministry of the Environment, the United Nations, and the German Wind Energy Institute. All references to information from any such sources in this offering memorandum refer to their surveys, reports, studies, market research, publicly available information and industry publications, as the case may be. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed.

ENFORCEMENT OF FOREIGN JUDGMENTS AND SERVICE OF PROCESS

We are a stock corporation (*Aktiengesellschaft*) organised under the laws of the Federal Republic of Germany. The members of our Supervisory Board (*Aufsichtsrat*) and Management Board (*Vorstand*) and the Selling Shareholder are not residents of the United States. All or a significant portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or such persons judgments predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Germany, in original actions or in actions for enforcement of judgments in U.S. courts, of civil liabilities predicated solely upon the federal securities laws of the United States.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial information included in this offering memorandum has been prepared in accordance with International Accounting Standards ("IAS") and the German Commercial Code *(Handelsgesetzbuch)* ("German GAAP"). IAS and German GAAP differ in certain significant respects from accounting principles generally accepted in other countries, including those in the United States ("U.S. GAAP"). See "Summary of Significant Differences Between IAS, U.S. GAAP and German GAAP."

We have included in this offering memorandum our audited consolidated and unconsolidated financial statements as of December 31, 2001 and our unaudited, examined *(bescheinigt)* pro forma consolidated financial statements as of December 31, 2000 and December 31, 1999. Our unaudited, examined *(bescheinigt)* pro forma consolidated financial statements give effect to the incorporation and merger of our predecessor companies, pro + pro Energiesysteme GmbH & Co. KG, Jacobs Energie GmbH, BWU-Anlagenfertigung und -service GmbH and BWU-Brandenburgische Wind- und Umwelttechnologien GmbH (the "Predecessor Companies") that was completed in 2001 and the incorporation of Regenerative Energien Denker & Dr. Wulf GmbH & Co. KG into the Company and its change of legal form to Denker & Wulf AG as if these changes had occurred on January 1, 1999. As the unaudited, examined *(bescheinigt)* pro forma consolidated financial statements describe a hypothetical situation, they do not necessarily convey a picture of our financial condition and results of operations as they would have existed if the consolidation, merger and change in legal form had actually been given effect as of January 1, 1999.

In preparing our unaudited, examined *(bescheinigt)* pro forma consolidated financial statements, a number of assumptions were made which are set forth in this offering memorandum under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We publish our consolidated financial statements in Euro. References in this offering memorandum to "EUR" are to Euro. In this offering memorandum, various figures and percentages set out herein have been rounded and, accordingly, may not total.

FORWARD-LOOKING STATEMENTS

This offering memorandum contains forward-looking statements. Such forward-looking statements are not historical facts. They are based on our current expectations, estimates and projections about our financial condition, our business strategy, plans and goals for future business activities and the industry, and certain opinions and assumptions. Forward-looking statements are identified by forward-looking words such as: "anticipate," "expect," "intend," "plan," "try," "estimate," and similar words. Forward-looking statements contain information about the potential or assumed future results from our business activities, earnings, industry, conditions and demand for our products. Such statements do not guarantee future developments and are subject to risks, uncertainties and other factors, some of which are outside of our control and are difficult to predict.

Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors related to the Company, including, among other things:

- the initial and continued market acceptance of our newly developed products and strong dependence on one main product;
- changes in the legal regulation of the wind energy market;
- potential product liability claims;
- our continued relationships with our licensees;
- the continued employment of a number of key employees;
- claims alleging that we are infringing on the intellectual property rights of others;
- quickly changing technological requirements in the wind energy market;
- limited growth potential in a number of the markets in which we operate;
- our considerable seasonal fluctuations in quarterly results from operations;
- increased competition which may result in decreased prices and demand for our products and services;
- the effects of problems associated with international operations;
- our ability to attract and retain skilled personnel with knowledge of the wind energy industry;
- our ability to protect our know-how; and
- the influence exerted by a few shareholders on the Company.

These risks, uncertainties and assumptions may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future.

Actual results could differ considerably from the information or projections contained in the forward-looking statements. These forward-looking statements speak only as of the date of this offering memorandum. We are under no obligation to update such statements or to notify the public of any changes relating to such statements as a result of events or circumstances which occur after this offering memorandum has been published and which reflect unforeseen events.

Schroder Salomon Smith Barney is the trade name of Salomon Brothers International Limited. Schroder is a trademark of Schroders Holding plc and is used under license by Salomon Brothers International Limited. Salomon Brothers International Limited is the Sole Global Coordinator and Sole Bookrunner. Salomon Brothers AG is the designated sponsor and applicant in the admissions process. For purposes of this offering memorandum, "Schroder Salomon Smith Barney" shall refer either to Salomon Brothers International Limited or Salomon Brothers AG, as the context may require.

GENERAL INFORMATION

Responsibility for the Contents of the Offering Memorandum

We and the Managers assume responsibility for the contents of the offering memorandum under section 13 of the German Securities Sales Prospectus Act (*Wertpapier-Verkaufsprospektgesetz*) in conjunction with section 45 of the German Stock Exchange Act (*Börsengesetz*), as well as under section 77 of the German Stock Exchange Act (*Börsengesetz*) in conjunction with section 45 of the German Stock Exchange Act (*Börsengesetz*). We and the Managers state that to the best of our knowledge the information in this offering memorandum is correct and no material information has been omitted.

Inspection of Documents

Documents about the Company are referred to in this offering memorandum and our future annual reports and interim reports are available for inspection during normal business hours in our offices at Flughafenstraße 54, 22335 Hamburg, Germany and at Salomon Brothers AG, Reuterweg 16, 60323 Frankfurt am Main, Germany. Future annual and interim reports can also be viewed on our homepage on the Internet *(www.repowersystems.de)*.

Subject of the Offering Memorandum

The subject of this offering memorandum is an offering of 2,300,000 bearer shares of common stock with no par value (the "Shares"), specifically:

- 2,000,000 new bearer shares of common stock with no par value resulting from a capital increase (the "IPO Capital Increase") approved at our shareholders' meeting on December 21, 2001, which excluded shareholders' preemptive rights (the "New Shares"), and which was made effective and registered on March 21, 2002, each fully eligible for dividend payments as of January 1, 2002; and
- up to 300,000 bearer shares of common stock with no par value (the "Over-allotment Shares") from the Existing Shares, as defined in this offering memorandum under "Summary of the Offering — Over-allotment Shares," of JE/BWU-Verwaltungs GmbH, Sehestedt (the "Selling Shareholder"), each fully eligible for dividend payments as of January 1, 2002.

Notification, Place of Payment and Place of Deposit

In accordance with our articles of association, our corporate notices will be published in the Federal Gazette (*Bundesanzeiger*). Notices required to be published according to stock exchange rules will also be published in the *Frankfurter Allgemeine Zeitung*. We have retained Commerzbank Aktiengesellschaft to act as payment and depositing agent (the "Payment Agent"). In the future, the payment of dividends, the exercise of preemptive rights of our shareholders with respect to the proportion of our share capital that they hold, and any other rights with respect to the Shares can be made free of charge at Commerzbank Aktiengesellschaft during regular business hours.

SUMMARY

You should read the following summary together with the more detailed information regarding the Company, the Shares and our financial statements and the notes thereto appearing elsewhere in this offering memorandum. This summary does not contain all of the material information that a prospective investor should consider before investing in the Shares. Investors should therefore read the offering memorandum carefully in its entirety.

Our Business

The REpower Systems Group specializes in the development, production, licensing and distribution of technologically advanced and innovative wind turbines and the development of wind parks. The focus of our business is on the rapidly growing market for multi-megawatt wind turbines (more than 1 MW). The Group's activities are rounded out by an extensive after-sales service for the operators of the wind turbines that we build, which covers operations management, as well as service and maintenance of the wind turbines.

By concentrating our activities on development, production, distribution and project development, we believe that we are focused on those parts of the value chain which offer high profitability and synergy effects. The components of the wind turbines that we build (e.g., towers, generators, rotors and gearboxes) are not produced by us, but are delivered by third-party manufacturers, partly using our proprietary know-how. This limited vertical integration and the associated reduced capital requirements allow an efficient investment of capital in our business.

The Group has experience from the installation of more than 650 wind turbines worldwide (through the end of 2001) with a total capacity of approximately 400 MW. The Group installed 72 wind turbines with a total capacity of approximately 64.2 MW in 2000, and 125 wind turbines with a total capacity of approximately 132.7 MW in 2001. On this basis, we generated sales of EUR 141.6 million and income before taxes and minority interests of EUR 16.5 million in 2001. We were able to increase our sales in the last two fiscal years by 72.3% (average annual growth rate) as compared to fiscal year 1999. At the end of 2001, the Group had 260 employees.

In Germany, the Group aims to expand in the short term through the development of a number of contractually secured new sites. In the context of its further growth, the Group's focus is on expanding internationally, particularly in the European market. In the medium term, the Group intends to play a meaningful role in taking advantage of opportunities arising from the re-equipping of existing sites with newer, more advanced wind turbines ("repowering") and to develop its business with offshore wind turbines.

Our Strategy

We believe that we are well-positioned to grow disproportionately quickly in the market for wind energy. Our strategic goal is to occupy a meaningful position in the wind energy market. We are therefore planning to expand our domestic and international market share and to further build on our recognized technological quality in the multi-megawatt class of wind turbines. In particular, we plan to use our limited vertical integration to invest our resources efficiently with a view to the realization of our growth objectives while taking profitability into consideration.

We believe that we have the following competitive advantages which we propose to use in realizing our strategy:

- Recognized technological quality;
- Limited vertical integration;
- Long-standing know-how in project development; and
- Reliability of planning.

SUMMARY FINANCIAL DATA

The following summary financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements of the Company as of December 31, 2001 and the unaudited, examined *(bescheinigt)* pro forma consolidated financial statements of the Company as of December 31, 2000 and December 31, 1999 and the related notes thereto which were prepared in accordance with International Accounting Standards ("IAS"), all of which are included elsewhere in this offering memorandum. The unaudited, examined *(bescheinigt)* pro forma consolidated financial statements give effect to the incorporation and merger of the Company's Predecessor Companies, pro + pro Energiesysteme GmbH & Co. KG, Jacobs Energie GmbH, BWU-Anlagenfertigung und -service GmbH and BWU-Brandenburgische Wind- und Umwelttechnologien GmbH that was completed in 2001 and the incorporation of Regenerative Energien Denker & Dr. Wulf GmbH & Co. KG into the Company and its change of legal form to Denker & Wulf AG, as if these changes had occurred on January 1, 1999. See also "Description of Our Share Capital" and "Relationship with Denker & Wulf AG." As the unaudited, examined *(bescheinigt)* pro forma consolidated financial statements describe a hypothetical situation, they do not necessarily convey a picture of REpower Group's financial condition and results of operations as they would have existed if the consolidation, merger and change in legal form had actually been given effect as of January 1, 1999.

Our financial statements have been prepared in accordance with IAS, which differ in certain respects from U.S. GAAP and German GAAP *(Handelsgesetzbuch)*. For more information concerning the differences between IAS, U.S. GAAP and German GAAP, see "Summary of Significant Differences Between IAS, U.S. GAAP and German GAAP."

Any reference to fiscal years 1999 and 2000 in this offering memorandum, unless indicated otherwise, refers to the pro forma consolidated financial statements which were prepared in accordance with IAS and which were not audited but examined *(bescheinigt)*. Any reference to fiscal year 2001, unless indicated otherwise, refers to the audited consolidated financial statements of the Company as of December 31, 2001.

The following table contains summary financial data from the Company's unaudited, examined (*bescheinigt*) pro forma consolidated profit and loss statements and balance sheets for fiscal years 1999 and 2000, the Company's audited consolidated profit and loss statement and balance sheet for fiscal year 2001, and pro forma earnings per share for 1999, 2000 and 2001.

	For the Year Ended December 31,		
	1999 (Pro Forma)	2000 (Pro Forma)	2001 (Audited)
	(in thousands of Euro)		
Profit and Loss Data:			
Revenues	47,740.5	76,039.5	141,639.6
Total revenues	50,188.9	77,618.3	146,661.7
Other operating income	878.5	2,165.7	3,100.2
Cost of materials	(42,334.0)	(52,777.4)	(104,284.1)
Personnel expenses	(2,103.2)	(5,582.0)	(10,619.0)
Depreciation and amortization	(1,388.8)	(1,816.9)	(2,184.2)
Other operating expenses	(3,340.3)	(9,418.3)	(14,275.7)
Operating results	1,901.2	10,189.4	18,398.9
Financial results	(154.6)	(1,265.4)	(1,943.5)
Income before taxes and minority interests	1,746.6	8,924.0	16,455.4
Net income before minority interests	1,216.9	5,517.7	10,145.1
Minority interests	(245.5)	(751.7)	(1,154.7)
Net income for the year	971.3	4,766.0	8,990.4

	For the Year Ended December 31,		
	1999 (Pro Forma)	2000 (Pro Forma)	2001 (Audited)
	(in thousands of Euro)		
Balance Sheet Data:			
Fixed assets	10,908.9	13,446.9	17,631.3
Current assets	23,067.9	69,732.3	62,818.4
Total assets	34,374.0	84,705.3	81,534.7
Equity	5,029.2	9,673.2	15,762.6
Liabilities due to banks	8,612.5	34,207.2	21,870.7
Accruals	7,598.4	12,334.5	21,328.5
Earnings per share:			
Net income for the year	971.3	4,766.0	8,990.4
Number of shares[1)]	2,928,948	2,928,948	3,165,073
Earnings per share[2) 3)]	0.33	1.63	2.84

1) For the pro-forma years (1999 and 2000), the number of shares shown corresponded to the shares issued in the non-cash capital increase of 2001. The number of shares for 2001 was calculated as a weighted average of the shares in circulation in 2001.

2) In Euro.

3) We are not including a calculation of dividends per share for the above years since these figures cannot be calculated in a meaningful way as a result of the pro-forma assumptions and the legal structures of the Predecessor Companies as defined herein.

SUMMARY OF THE OFFERING

Offering	The Offering consists of (i) a public offering in the Federal Republic of Germany, (ii) a private placement to qualified institutional buyers ("QIBs") in the United States in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and (iii) private placements outside the United States and Germany in accordance with applicable local law. The offerings outside the United States are being made in reliance on Regulation S under the Securities Act.
New Shares	The Offering includes 2,000,000 new bearer shares of common stock with no par value from a capital increase approved at our shareholders' meeting in December 2001 and made effective and registered on March 21, 2002.
Over-allotment Shares	The Offering also includes up to 300,000 bearer shares of common stock of REpower Systems AG with no par value from the existing shares in the Company (the "Existing Shares") held by the Selling Shareholder.
Selling Shareholder	JE/BWU-Verwaltungs GmbH, Sehestedt.
Over-allotment Option	The Selling Shareholder has granted to the Managers an option exercisable within 30 days from the date of this offering memorandum to purchase up to 300,000 Over-allotment Shares, solely for the purpose of covering over-allotments, if any. No additional shares owned by the Selling Shareholder will be offered pursuant to this Offering.
Offer Price	The offer price is €41.
Stabilization	In connection with the Offering, the Sole Global Coordinator, on behalf of the Managers, is authorized to effect transactions on the *Neuer Markt* of the Frankfurt Stock Exchange or otherwise to stabilize the market price of the Shares or to hold the market price of the Shares above a level which would otherwise apply in the open market. If the Sole Global Coordinator commences any such transactions, it may discontinue them at any time.
Use of Proceeds	The proceeds of the Offering will strengthen our financial position. We intend to use the proceeds to finance our planned growth and the associated increase in working capital, as well as the international expansion of our business. Furthermore, we plan to use the proceeds of the Offering to finance the development of new wind turbines. Finally, the proceeds from the Offering may be used to finance any acquisition opportunities which may arise in the future. The Selling Shareholder will receive all proceeds, less the costs of selling the Over-allotment Shares, from the sale of the Over-allotment Shares if the Over-allotment Option is exercised.
Sole Global Coordinator and Sole Bookrunner	Schroder Salomon Smith Barney
Managers	Schroder Salomon Smith Barney, Commerzbank Aktiengesellschaft and Vereins- und Westbank AG.
Selling Agent	Landesbank Schleswig-Holstein Girozentrale

Lock-Up Agreement	We have obtained written undertakings from all of our existing shareholders (the "Existing Shareholders"), except for one who holds 21,700 Existing Shares (the "Abstaining Shareholder"), in accordance with the *Regelwerk Neuer Markt* and applicable provisions of the German Stock Corporation Act *(Aktiengesetz)*, under which our Existing Shareholders shall be obligated, for a period of six months from the date of admission of the Shares to the *Neuer Markt*, not to offer or sell any of their Existing Shares (the "Lock-up Shares"), directly or indirectly, on an exchange or in an over-the-counter transaction, or announce such action, or to take any other action that is economically equivalent to a sale with respect to our shares. With respect to the 21,700 Existing Shares held by the Abstaining Shareholder, *Deutsche Börse AG* has released the Company from its obligation to obtain and deliver a corresponding lock-up agreement. We have agreed with *Deutsche Börse AG* that, for a period of six months from the date of admission of the Shares to the *Neuer Markt*, (i) we will not offer or sell any of our shares, directly or indirectly on an exchange or in an over-the-counter transaction, or announce such action and (ii) we will not take any other action that is economically equivalent to a sale with respect to the shares. In addition, with the exception of our Abstaining Shareholder who holds 21,700 Existing Shares, we and the Existing Shareholders have agreed with the Sole Global Coordinator, subject to the applicable provisions of the German Stock Corporation Act *(Aktiengesetz)*, that, for a period of twelve months from the date of admission of the Shares to the *Neuer Markt*, without the prior written consent of the Sole Global Coordinator, which consent shall not be unreasonably withheld, we will not offer or sell shares, directly or indirectly, on an exchange or in an over-the-counter transaction, or announce such action, nor will we take any action that is economically equivalent to a sale with respect to our shares.
Share Capital	After completing the Offering, we will have 5,401,198 Shares outstanding, including the New Shares.
Voting Rights	Holders of our shares are entitled to attend and vote at the general shareholders' meeting. Each share carries one vote.
Dividends	The New Shares are fully eligible to receive dividend payments for the fiscal year starting January 1, 2002. The Existing Shares were originally fully eligible for dividend payments as of January 1, 2001. JE/BWU-Verwaltungs GmbH, the Selling Shareholder, however, signed an agreement dated March 19, 2002 with the Company under which the Selling Shareholder renounced its right to receive dividends for 2001. As a result, all the Shares sold pursuant to the Offering will be eligible for dividends as of January 1, 2002. In addition, JE/BWU-Verwaltungs GmbH, RE-DKW Beteiligungs GmbH, CoNetwork GmbH, capiton Erste Kapitalbeteiligungsgesellschaft mbH, OPPENHEIM ACA Concept SICAV, as well as R.E.A. AG, signed an agreement dated March 20, 2002 in which they agreed to vote at the general shareholders' meeting in 2002 against the payment of a dividend in 2001 and for the carrying forward of the profits into the next year. Furthermore, the Management Board has undertaken to recommend a vote against the payment of dividends to the shareholders at the general shareholders' meeting in 2002, having obtained the agreement of the Supervisory Board to that recommendation.

Admission to the Stock Exchange	The application for admission of our total share capital, including the New Shares, to the Regulated Market (*Geregelter Markt*) for trading on the *Neuer Markt* of the Frankfurt Stock Exchange was filed on March 7, 2002. The application for admission was approved on March 22, 2002.
Delivery of the Shares	Delivery of the Shares is planned for March 28, 2002.
Trading Date	Trading is expected to begin on March 26, 2002.
Designated Sponsors	Schroder Salomon Smith Barney and Commerzbank Aktiengesellschaft
Ticker Symbol	RPW
Securities Identification Number (WKN)	617 703
International Securities Identification Number ("ISIN")	DE0006177033
Common Code	014483616

General Information

The Shares are being offered through (i) a public offering in the Federal Republic of Germany, (ii) a private placement to qualified institutional buyers ("QIBs") in the United States in reliance on Rule 144A and (iii) a private placement outside the United States and Germany in accordance with local law. The offerings outside the United States are being made in reliance on Regulation S under the Securities Act.

The Offering includes 2,000,000 New Shares from the IPO Capital Increase. A total of 2,000,000 New Shares have been underwritten by the Managers and will be offered for sale to investors. The Sole Global Coordinator has determined the final offer price for the Shares, the number of Shares to be sold and the number of Shares allocated to each investor with our consent and the consent of the Selling Shareholder on the basis of an order book, which was compiled through a bookbuilding process. The Managers reserve the right to refuse any purchase order, in whole or in part.

The Selling Shareholder has granted to the Managers an option to purchase up to 300,000 Over-allotment Shares within a period of 30 days after the date of this offering memorandum, solely to cover any over-allotments. No additional shares owned by the Selling Shareholder will be offered pursuant to this Offering. The Over-allotment Shares will be made available to the Managers at their request through a securities loan by the Selling Shareholder. To the extent that the Over-allotment Option is not exercised, the Managers will return Shares borrowed for the purpose of over-allotment with Shares purchased on the open market.

Allocation

A limited number of Shares may be allocated to certain of the Managers in order to enable them to fulfill their role as designated sponsors in connection with the Offering and admission to trading on the *Neuer Markt*.

The Shares will be allocated to retail investors in Germany in accordance with uniform criteria. It is expected that the public will be notified of the allotment criteria on March 26, 2002 in accordance with the Principles for Allocating Stock Issues to Private Investors of the Stock Exchange Expert Commission of the Federal Ministry of Finance (*Prinzipien für die Zuteilung von Aktienemissionen an private Investoren der Börsensachverständigenkommission des Finanzministeriums*) of June 7, 2000.

Designated Sponsors

Any issuer of securities admitted to trading on the *Neuer Markt* of the Frankfurt Stock Exchange must select at least two designated sponsors. A designated sponsor is a financial institution authorized to trade on the Frankfurt Stock Exchange, which offers additional liquidity by quoting "buying" and "selling" prices. The designated sponsors also advise the Company with respect to all stock exchange-related matters. Schroder Salomon Smith Barney and Commerzbank Aktiengesellschaft will act as designated sponsors in the Offering.

Stock Exchange Listing

Our total share capital, including the New Shares, was admitted to the Regulated Market (*Geregelter Markt*) for trading on the *Neuer Markt* of the Frankfurt Stock Exchange on March 22, 2002. The application for admission of the Shares was filed on March 7, 2002. Trading of the Shares is expected to begin on March 26, 2002. Until the end of the lock-up period, the Lock-up Shares will not be listed. After six months following the commencement of the listing of the shares not subject to the lock-up, the Lock-up Shares are scheduled to be listed on the Regulated Market (*Geregelter Markt*) with trading on the *Neuer Markt* of the Frankfurt Stock Exchange. The 21,700 Existing Shares held by the Abstaining Shareholder, which are not subject to the lock-up period, are not expected to be listed on the Regulated Market *(Geregelter Markt)* and traded until one day after the date of the general shareholders' meeting of the Company in 2002.

The following securities identification numbers (WKN) apply to the categories of shares below depending on when the respective shares are to be listed:

- For the Offer Shares: WKN 617 703, ISIN DE0006177033, and Common Code 014483616.
- For Existing Shares subject to the lock-up period (according to section 2.2 of the *Regelwerk Neuer Markt):* Interim WKN 542 957, ISIN DE0005429575 and Common Code 014538488 and
- For the 21,700 Existing Shares not subject to the lock-up period: Interim WKN 546 323, ISIN DE0005463236, and Common Code 014538496.

The ticker symbol is RPW.

Compliance with the *Regelwerk Neuer Markt* and its Post-admission Requirements

The Company has stated to *Deutsche Börse AG* that it recognizes the *Regelwerk Neuer Markt*, as amended, and has agreed with *Deutsche Börse AG* to comply with the *Regelwerk Neuer Markt*, as amended, and the post-admission requirements of the *Neuer Markt*, including:

- the preparation of quarterly reports in English and German and the immediate transmission thereof to *Deutsche Börse AG* in electronic format;
- the publication of notices of shareholders' meetings and of notices concerning the distribution and payment of dividends, the issuance of new shares and the exercise of conversion rights, preemptive rights or subscription rights, as well as any amendments to the rights connected with the shares;
- the production and maintenance at least once a year of a calendar of the Company's corporate events in English and German, which includes the dates of all significant corporate events of the Company, in particular the time and place of shareholders' meetings, financial press conferences and analysts' meetings, which are to be transmitted to *Deutsche Börse AG* once a year in electronic format;
- the holding of an analysts' meeting once a year; and
- compliance with the publicity requirements of section 15 of the German Securities Trade Act (*Wertpapierhandelsgesetz*).

Lock-Up Period

The Existing Shareholders have irrevocably agreed, in accordance with the *Regelwerk Neuer Markt* and applicable provisions of the German Stock Corporation Act (*Aktiengesetz*), that, for a period of six months from the date of admission of the Shares to the *Neuer Markt*, (i) they will not offer or sell any Lock-up Shares, directly or indirectly, on an exchange or in an over-the-counter transaction, or announce such action, and (ii) they will not take any action that is economically equivalent to a sale with respect to shares in the Company. With respect to the 21,700 Existing Shares held by the Abstaining Shareholder, *Deutsche Börse AG* has released the Company from its obligation to obtain and deliver a corresponding lock-up agreement. With the exception of the Abstaining Shareholder who holds 21,700 Existing Shares, the Existing Shareholders have agreed that the Company can inform *Deutsche Börse AG* of the amount of their shareholdings and that their shareholdings will be booked under a separate securities identification number (WKN), identifying the Lock-up Shares at the depositary bank and Clearstream Banking AG. To monitor compliance during the lock-up period, the depositary bank of all Existing Shareholders will not be required to abide by the requirements of German bank secrecy laws. If the lock-up period is violated, the Existing Shareholders have agreed to pay a contractual fine to *Deutsche Börse AG* and to waive the depositary bank's obligation to conclude the transaction and deliver the Shares.

We have agreed with *Deutsche Börse AG*, in accordance with the relevant provisions of the German Stock Corporation Act (*Aktiengesetz*), for a period of six months from the date of admission of the Shares to the *Neuer Markt,* not to offer or sell any of our shares, directly or indirectly, on an exchange or in an over-the-counter transaction, not to announce such action and not to take any other action that is economically equivalent to a sale with respect to our shares. *Deutsche Börse AG* can waive this restriction on our behalf or on behalf of the Existing

Shareholders upon legitimate request. We will inform *Deutsche Börse AG* without delay if we become aware of any facts indicating a breach of the prohibition on disposal by any Existing Shareholder.

In addition, other than the Abstaining Shareholder who holds 21,700 Existing Shares, the Existing Shareholders have irrevocably agreed with the Sole Global Coordinator, in accordance with the applicable provisions of the German Stock Corporation Act (*Aktiengesetz*), that, for a period of twelve months from the date of admission of the Shares to the *Neuer Markt*, without the prior written consent of the Sole Global Coordinator, which consent shall not be unreasonably withheld, they will not offer or sell any of our shares, directly or indirectly, on an exchange or in an over-the-counter transaction, or announce such action, or take any action that is economically equivalent to a sale with respect to our shares.

Furthermore, we have agreed that we will not, in accordance with the applicable provisions of the German Stock Corporation Act (*Aktiengesetz*), for a period of twelve months from the date of the admission of the Shares to the *Neuer Markt*, without the prior written consent of the Sole Global Coordinator, which consent shall not be unreasonably withheld, offer, sell or contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us or any of our subsidiaries or any person associated with us or any of our subsidiaries) directly or indirectly, either on an exchange or in an over-the-counter transaction, or announce the offering of, any of our shares or any securities convertible into, or exchangeable for, our shares. We will notify the Sole Global Coordinator without delay if we become aware of any facts indicating a breach of the prohibition on disposal by any Existing Shareholder.

Stabilization

In connection with the Offering, the Sole Global Coordinator, on behalf of the Managers, may effect transactions to stabilize the market price of the Shares or to hold the market price above a level that would otherwise apply in the open market. If the Sole Global Coordinator commences any such transactions, it may discontinue them at any time. Stabilizing transactions can be effected on the *Neuer Markt* of the Frankfurt Stock Exchange or otherwise. See "Plan of Distribution — Stabilization."

Payment and Delivery

The Shares are evidenced by global certificates deposited at Clearstream Banking AG, Frankfurt am Main, Germany ("Clearstream"), which serves as a securities clearing and deposit bank. According to the bylaws of the Company, the shareholders of the Company have no right to request a share certificate. The buyer's payment date for the purchase price for the Shares, plus securities commission, has been tentatively set for March 28, 2002 at which time the Shares will be booked at Clearstream.

Eligibility of Shares for Dividend Payments

The New Shares are fully eligible to receive dividend payments for the fiscal year starting January 1, 2002. The Existing Shares were originally fully eligible for dividend payments as of January 1, 2001. JE/BWU-Verwaltungs GmbH, the Selling Shareholder, however, signed an agreement dated March 19, 2002 with the Company under which the Selling Shareholder renounced its right to receive dividends for 2001. As a result, all the Shares sold pursuant to the Offering will be eligible for dividends as of January 1, 2002. In addition, JE/BWU-Verwaltungs GmbH, RE-DKW Beteiligungs GmbH, CoNetwork GmbH, capiton Erste Kapitalbeteiligungsgesellschaft mbH, OPPENHEIM ACA Concept SICAV, as well as R.E.A. AG, signed an agreement dated March 20, 2002 in which they agreed to vote at the general shareholders' meeting in 2002 against the payment of a dividend in 2001 and for the carrying forward of the profits into the next year. Furthermore, the Management Board has undertaken to recommend a vote against the payment of dividends to the shareholders at the general shareholders' meeting in 2002, having obtained the agreement of the Supervisory Board to that recommendation.

You should consider carefully the following risks and the other information in this offering memorandum before deciding whether to invest in the Shares. The risk factors set forth below are not intended to be exhaustive, and there may be other considerations which should be taken into account in relation to an investment in the Shares.

Risks Relating to the Company

We are heavily dependent on a few key products which carry a high degree of technical risk.

Our future development depends almost entirely on the acceptance and marketability of wind turbines, and in particular, on the future success of the models which we are currently developing.

The performance of our wind turbines in the medium and long term is subject to important technical and physical risks. We do not have experience in generating certain wind turbine models at full power over a long period of time. This is especially the case with the MD 70/77 model, which has only been in production since 2000. As a result, there can be no assurance regarding the long-term reliability and useful lives of these wind turbines or their individual components.

If demand for our products declines, or the marketability or life span of our products diminishes so that the products can no longer be sold on the market or can only be sold in small quantities, our net worth, financial condition and operating results could be adversely affected.

Warranty claims due to defects in our products could have an adverse impact on our net worth, financial condition and operating results. Moreover, defects in our products could damage the reputation of our internally-developed products and thus reduce the marketability of these products and the confidence of our current or future customers.

Many of our products are in the early stages of development, and we cannot be certain that these products will be commercially successful.

Our growth depends in large part on developing and marketing new wind turbines with ever increasing power ratings. We are currently developing the MM 70 prototype, which has a power rating of 2.0 megawatts, for completion later this year. We intend to develop new wind turbines with even higher power ratings for both onshore and offshore application in the future. However, there can be no assurance that offshore wind turbines will be technologically, legally and economically feasible in the future.

Whether new wind turbines will be accepted by and be successful in the market cannot be assured. For a variety of reasons, including uncertainties in forecasting future developments in technology, the success of our products cannot be predicted with any certainty. There can be no guarantee that we will succeed in introducing new products into the market in a timely manner, that the newly introduced products will be accepted in the market, or that such acceptance will continue for any period of time. Any of these factors could have a material adverse effect on our net worth, financial condition and operating results.

We plan to invest significantly in research and development and to commit a significant investment in personnel for product development over the next few years. However, there is a risk that the Company's development of new and existing products may be delayed, may generate higher than expected costs or may fail technologically. It cannot be assured that we will be able to develop turbines with ever increasing power ratings or that this will lead to large profits for us or that we will be able to continue to successfully exploit and develop our expertise in the future. In addition, it cannot be assured that the costs of developing new products will not be greater than future income from those products. Any of these factors could have a material adverse effect on our net worth, financial condition and operating results.

Our investments in turnkey and other projects may fail.

Our subsidiary, Denker & Wulf AG, with the exception of a limited number of residual projects of the Predecessor Companies, is exclusively responsible for selling our turnkey wind turbines and wind parks to operators in Germany. Denker & Wulf AG bears the risk and expense of developing wind turbines until it transfers the turbines to the operator. This also applies to wind parks installed by the Company and its subsidiaries outside of Germany, though the costs of installing wind parks in foreign markets are higher than the costs of installing them in Germany. There can be no guarantee that projects in which we have already invested resources will not ultimately fail, which failure could have a material adverse effect on our net worth, financial condition and operating results.

We may not be able to secure suitable locations for our turnkey projects.

Our ability to secure suitable sites for wind parks through lease agreements or, in certain limited instances, purchase agreements, is of increasing relevance in light of the increasingly limited supply of suitable sites in Germany. Given that the conclusion of such agreements is of fundamental importance to our ongoing project development business, difficulties in acquiring new sites could have a significant impact on future project development sales and thus could have a material adverse effect on our net worth, financial condition and operating results.

There may be some disputes over the ownership of wind turbines which we have installed on leased land.

Under German law, any structure installed or built permanently on real property is considered to be part of the real property on which it was installed or built. Accordingly, the ownership of such a structure is considered to pass to the owner of the real property on which it is built, unless the structure was built pursuant to a lease that the builder held over the real property in question which has a duration that is shorter than the economic life of the structure built on it. Wind turbines are generally installed on property that is not owned by the operators of such wind turbines. The same is true of the wind turbines installed by Denker & Wulf AG. As a result, wind turbine operators generally seek to protect their ownership interests in the wind turbines that they install and/or operate by securing a lease for the property on which the wind turbines are installed. However, as discussed above, whether an operator's ownership of the wind turbines that it has installed on leased land is protected depends on the duration of the lease as compared to the economic life of the wind turbines, a matter which, with respect to wind turbines specifically, is unclear under German law.

The German Federal Supreme Court (*Bundesgerichtshof*) has not commented on the circumstances under which a lease agreement would protect the ownership interests of a wind turbine over a turbine installed on leased land. However, German legal commentators seem to agree that, in order for a lease agreement to prevent the owner of the land itself from becoming owner of a wind turbine operated on that owner's land, the lease must be drafted so that the duration of the lease is significantly shorter than the probable economic life span of a wind turbine. German legal commentators generally estimate the life span of a wind turbine to be between 25 and 45 years. Most of the lease agreements entered into by Denker & Wulf AG with respect to the land on which it has installed wind turbines have a term of only 25 years and generally include one or two extension options for five years each. Since German law provides no direct guidance as to how much shorter the duration of the lease agreement must be *vis-a-vis* the economic life span of the wind turbine in order to protect the ownership interests of the operators thereof, German courts may follow German legal literature, which states that duration of the land use agreement must be significantly shorter than the economic life span of the wind turbine to prevent the transfer of the ownership of the wind turbines to the owners of the land. The German courts may, therefore, find that the lease agreements secured by Denker & Wulf AG over the land on which they have installed wind turbines are ineffective in protecting the ownership rights of the operators thereof.

If the lease agreements are considered ineffective, operators of wind turbines will have to rely on special easements over the land on which their wind turbines are installed to protect their ownership interest in the wind turbines themselves. For special easements to be valid under German law, they must be entered into the land register of the appropriate municipality. Although Denker & Wulf AG has regularly entered special easements over the land on which it has installed its wind turbines into the appropriate land register, most of these entries in the land register were made after the wind turbines had already been built on the land in question, and in many cases, the wind turbines were built even before the entry request was filed with the appropriate land registry. As a result, most of the special easements which Denker & Wulf AG have obtained may be ineffective under German law with respect to perfecting their ownership interest and the ownership interests of the wind turbine operators in the wind turbines that they have installed on the land that they do not own. Though this question of law is largely unsettled, German legal commentators generally suggest that at the very least an entry request with the appropriate land registry must be made before the building of a wind turbine for a special easement which is valid and enforceable in all respects to exist over the land on which the wind turbine was built.

If a German court finds that the measures taken by Denker & Wulf AG were not sufficient to protect the ownership interests of wind turbine operators in the turbines that they operate, such operators may file claims against Denker & Wulf AG for delivery of ownership of the wind turbines or for damages arising out of Denker & Wulf's failure to protect their ownership interests. In addition, there is a risk that a German court could find that the earnings from the wind turbines belong to the owners of the land on which the turbines are installed, rather than the operators of the turbines themselves. Such claims could have an adverse effect on the sale of turnkey projects which are already in the process of being built and installed and which are still owned by Denker & Wulf AG. Successful claims by landowners disputing the ownership of wind turbines located on their land and resulting claims by operators for damages arising out of Denker & Wulf AG's failure to adequately protect their ownership interests could have a material adverse impact on the net worth, financial condition and operating results of Denker & Wulf AG, and thus may adversely affect the Company's reputation, net worth, financial condition and operating results.

Our quarterly sales revenue and operating results fluctuate as a result of seasonality of our business.

Our sales revenue and operating results have historically fluctuated from quarter to quarter. In Germany, wind parks are usually built in the second half of the year, primarily in the fourth quarter. Therefore, the overwhelming portion of revenue generated and expenses incurred generally falls in the fourth quarter of each fiscal year. However, a significant portion of our operating expenses cannot be adjusted for short-term fluctuations in business activity. As a result, a drop in sales revenue in one quarter may have a disproportionately adverse effect on our operating results in such quarter. In the future, quarterly results from operations are expected to continue to fluctuate significantly. As a result, our operating results may in the future fall below the expectations of market analysts and investors in certain quarters of each fiscal year, which could have an adverse effect on the price of the Shares.

We have a limited operating history upon which to measure our performance.

While our Predecessor Companies and Denker & Wulf AG have been involved in the wind energy business for several years, we have only a limited operating history. We were initially formed as a result of a merger of our Predecessor Companies into the Company and the contribution of the majority interest in Denker & Wulf AG, Sehestedt in mid 2001, with retroactive effect as of January 1, 2001. As a result, we do not have any historical data as a consolidated group and the pro forma financial information printed in this offering memorandum for 1999 and 2000 has only limited significance for comparative purposes and may be misleading.

Our recent consolidation presents many organizational challenges which may negatively affect our business.

As a result of our consolidation in 2001, our management and organizational structures are still being integrated. There can be no assurance that the Predecessor Companies will rapidly integrate into the Company and produce the desired positive effects. A failure of, or delay in, the integration process could have a material adverse effect on our net worth, financial condition and operating results.

We will have to comply with additional accounting requirements such as IAS as a result of the Offering. Our accounting systems, together with our reporting systems and underlying cost accounting methods, will have to be adapted to comply with the additional financial reporting requirements as a result of the Offering, which may cause us to incur additional costs on an ongoing basis. In addition, as of the date of this offering memorandum, we have not completed our internal risk management system, which will allow us to detect negative developments at an early stage.

Our future growth may put pressure on our organizational structure. It may be necessary to implement additional restructuring measures which may increase our operating expenses and thereby adversely affect our operating results. In addition, any delay in the introduction of new internal management and reporting systems, in the adaptation and expansion of existing structures or in the making of organizational changes, all of which may be necessary to facilitate our growth, could have an adverse impact on our net worth, financial condition and operating results.

Expanding our market outside of Germany could increase costs and may decrease profits.

Our strategic objective of rapidly expanding the development and sales of wind turbines for overseas locations carries certain significant risks. We have historically generated only limited revenue and profit from the sale of wind turbines in foreign markets, and there can be no assurance that we will be able to expand our export activities as planned. Our business strategy of expansion into foreign markets will require us to adapt our products and our marketing strategy to foreign markets. In many important markets such as France, Greece and Spain, we have had to establish subsidiaries or affiliated companies, often using local partners who also have a shareholding in the newly established business, or we have had to conclude cooperation agreements with companies who are already established in the local wind energy market. In the case of such joint ventures and other cooperation arrangements, there can be no assurance that we will be able to prevail in a potential disagreement with our business partners.

Our expansion into foreign markets will also expose us to risks associated with different legal and taxation regimes and economic conditions in each country and to different (and potentially more onerous) legal regimes with respect to product liability and warranty requirements. As a result, our strategy of expansion into markets outside Germany could increase our costs of operations and thereby could have an adverse effect on our future prospects, financial condition and operating results.

If we lose key members of our management team, our business could be adversely affected.

Our success is largely attributable to the performance of our management and executives. Our ability to retain our management and executives and skilled employees is essential to our future financial success. The departure of key management employees of the Company or its subsidiaries could have a negative impact on our current business, future prospects, financial condition and operating results.

We must continue to attract and retain employees to administer and grow our business.

Our successful financial growth largely depends on our ability to attract, retain and continually train qualified and motivated employees. We place particular importance on hiring and retaining employees with experience in the development of wind turbines and marketing and sales employees with a background in wind energy technology and services. A shortage of qualified employees could impair our growth and could harm our current business, future prospects, financial condition and operating results.

We are highly dependent on a small group of suppliers for most components, which are essential to our business.

We depend almost entirely on outside suppliers for the components that we use to manufacture and install wind turbines. If our suppliers do not consistently deliver high quality components in the necessary quantities and in a timely manner, our business will suffer. One supplier's inability to deliver the components that we have ordered from it could cause a delay in the completion of our orders and the installation of our wind turbines. If we fail to meet deadlines for the production and installation of wind turbines already ordered due to a supplier's failure to deliver components we need in a timely manner, since no alternative supplier would be available in many cases, we could be forced to pay contractual penalties, which could have a material adverse effect on our net worth, financial condition and operating results.

Although we may generally be able to secure certain components from more than one supplier, some components are developed and manufactured by particular suppliers specifically for us. As there are as a general matter very few suppliers who are able to supply the control systems and rotor blades that we use in manufacturing wind turbines, it is not possible in practical terms for us to broaden our base of suppliers to any significant extent. LM Glasfiber A/S, Denmark is currently the only supplier of rotor blades capable of meeting our delivery and quality standards. We also depend on one sole supplier, MITA-Teknik A/S, Denmark, for our control systems. As a result, any increase in the prices of rotor blades and control systems or lack of required parts necessary for our manufacturing business due to this oligopoly may adversely affect our net worth, financial condition and operating results.

We are dependent on certain key customers.

We generated 34% of our revenue through Denker & Wulf AG and 20% of our Group's revenue through one single other customer in fiscal year 2001. As we have no control agreement with Denker & Wulf AG, we can only ensure that it purchases our wind turbines in the course of its business by exercising our influence through our majority voting rights and our representation on the supervisory board of Denker & Wulf AG. This has been the case in the past. If Denker & Wulf AG and/or our other important client works with one of our competitors and we are unable to find new customers to provide us with a comparable amount of business, our current business, future prospects, financial condition and operating results could be adversely affected.

We may need additional financing.

We have, to a large extent, financed our growth through loan agreements and other financing arrangements concluded with third parties. We may have to raise additional funds through additional equity issuances and capital increases or work with strategic or financing partners to achieve our planned growth goals. The availability of such funds will largely depend on the achievement of our strategic objectives. If we do not meet these strategic objectives, our financial condition may be weakened, which could damage our future growth prospects, and could have a material adverse effect on our net worth, financial condition and operating results.

Future acquisitions may negatively affect our business.

We currently do not plan to use the funds from this Offering to acquire other companies. However, if we are presented with suitable acquisition opportunities in the future, we may acquire other companies. It is possible that our future acquisitions will not meet the expected levels of sales and profits, which could have an adverse effect on our business, future prospects, financial condition and operating results.

Risks Relating to Our Industry

We operate in a highly competitive industry with some competitors who have greater resources than we do, which could limit our ability to grow.

The global market for wind turbines and turnkey wind project development is intensely competitive. Important factors affecting competition in our industry include performance capacity, reliability, product quality, technological leadership, price, and the scope and quality of services and training offered to customers. The competitors in the wind turbine industry which our management views as most important are summarized in this offering memorandum under "Our Business — Competition." Although we have expended considerable resources on product development, some of our competitors have greater financial, technical, personnel, marketing, purchasing and other resources which may allow them to react faster to trends and changes in customer demand. Our competitors may be willing and able to spend more resources to develop products and sales and may be able to provide products faster or at a lower price than we can. If our competitors in the wind energy industry consolidate through joint ventures or cooperative agreements with each other, we may have difficulty competing with them.

We have granted licenses to several of our competitors in the wind energy market in exchange for licensing fees. Licensing our technology to competitors may damage our technological superiority, notwithstanding the rapid rate of technological change in the industry, and may enable our competitors to compete more successfully against us. More intense competition could lead to reductions in the prices charged in the market and, by extension, in the prices we can charge for the manufacturing, installation and servicing of wind turbines. As a result, we could face a reduction in our sales revenues and profit margins, the loss of our market share, and the failure to achieve our intended market position, all of which could have a material adverse effect on our current business, future prospects, net worth, financial condition and operating results.

We may be unable to keep pace with rapidly evolving technology.

The global market for wind turbines is rapidly evolving technologically. Wind turbines are progressively becoming larger and more powerful, and our customers are demanding more efficient and user-friendly wind turbines. To maintain a successful business in our field, we will have to quickly and consistently develop new and improved wind turbines that keep pace with technological developments and changing standards and meet the constantly growing demands of our customers. Our ability to develop and market wind turbines with higher power ratings on an ongoing basis is particularly important. If we fail to adequately respond to the technological changes in our industry, the Company's net worth, financial condition and operating results may be adversely affected.

We may encounter further obstacles in the market for wind turbines.

The German market for wind turbines is expected to shrink considerably by 2005 because of a shortage of suitable land on which to install wind turbines. To meet our growth expectations, we believe that we must not only develop and sell wind turbines to be used in foreign markets and offshore wind parks, but we must also re-equip existing wind parks with newer, more advanced wind turbines to achieve higher power ratings ("repowering"). However, "repowering" is subject to certain legal planning requirements under German law which we may not be able to comply with, which in turn may prevent us from reaching our planned level of growth in the "repowering" business. For information on risks arising from the development of offshore wind turbines, see "Risks Relating to the Company — Many of our products are in the early stages of development, and we cannot be certain that these products will be commercially successful."

Fluctuations in currency exchange rates and interest rates could adversely affect our financial condition and results of operations.

As long as our revenues are denominated in Euro, we do not expect to experience any adverse effects resulting from fluctuations in currency rates on our future net worth, financial condition and operating results. However, if we decide to expand our business in non-Euro countries and enter into non-Euro denominated commercial agreements without simultaneously concluding appropriate hedging agreements, declines in the currency rates of those countries could negatively impact our current business, future prospects, financial condition and operating results.

A general increase in interest rates could make the financing of our Company more expensive and could make an investment in wind turbines which are largely financed by debt less attractive to investors.

Legal and Tax Related Risks

We may be adversely affected by changes in the legal framework for government assistance to wind turbine operators and environmental protection measures.

Operators of wind turbines currently must rely on government support because the production of electricity from wind energy is generally costlier than the production of electricity from fossil fuels. As a result, the sale of our wind turbines depends indirectly on the existence of such assistance for wind turbine operators.

The Law for the Priority of Renewable Energies (*Gesetz für den Vorrang Erneuerbarer Energien*) ("*EEG*") provides assistance to wind turbine operators in Germany. Assistance provided through the *EEG* and similar policies in foreign markets, which are significant to us, and the rules under which this assistance is provided are summarized in this offering memorandum under "Legal Framework for the Development and Operation of Wind Turbines." There can be no assurance that the scope of this assistance will not in the future be reduced, changed, or completely discontinued. Reductions or other changes in the level of government assistance given to wind turbine operators could negatively impact the salability of our products and thus have a material adverse effect on our net worth, financial condition, operating results and future prospects.

Even though there exists a broad political consensus both in Germany and the European Union that the generation of electricity from renewable energy sources should be supported, wind turbines may have an environmental impact. The operation of wind turbines can cause certain types of environmental harm, including noise pollution, shadows or reflected light, casting off of ice particles in the winter, obstruction of the appearance of the countryside, and, in the view of nature conservation societies, harm to birds. These types of environmental effects are largely regulated by engineering and environmental protection laws. The relevant portions of these laws, as well as some of the environmental compatibility examinations required in Germany under certain circumstances, are summarized in this offering memorandum under "Legal Framework for the Development and Operation of Wind Turbines." These regulations or future amendments thereto or additional environmental laws or regulations may cause the construction and/or operation of wind turbines to be delayed, impeded or prevented and, as such, could have a material adverse effect on our current business, future prospects, financial condition and operating results. For example, the implementation of changes to existing environmental regulations (*UVP Änderungsrichtlinie*), which shifted responsibility from local building authorities to state authorities, has caused the construction and/or operation of our wind turbines to be delayed or impaired in the past.

We face uncertain product liability and warranty risks and may face related claims.

We are exposed to product liabilities which are inherent to the manufacturing and marketing of wind turbines. If our products are defective or fail to meet certain standards, we may be liable for damages to our customers under certain contractual, legal or guarantee claims. In addition to our general warranties, we also generally guarantee our customers a specific performance curve, maximum noise level and availability of our wind turbines for power generation for a period of two to five years from delivery. Our current contractual terms and conditions do not reflect recent amendments to the provisions of the German Civil Code governing warranties and statute of limitations which do not permit limiting contractual liability. In addition, the new provisions of the German Civil Code (*Bürgerliches Gesetzbuch*) do not permit certain contractually agreed limitations on statutorily prescribed warranty periods and on the amount of damages. In the future, we will have to ensure that our contracts reflect the relevant changes in German law, which in turn would expand our warranty obligations in both substance and duration.

Some of the gear unit components and rotor blades delivered to us by our suppliers in the past have been defective. Depending on our individual contract with a supplier and the applicable law, we may not always be able to successfully enforce a warranty claim against a supplier for defective components. This is especially true for suppliers located outside of Germany with whom our agreements, in some cases, are governed by foreign law. In addition, some of the agreements we have with our suppliers contain provisions which are, in part, unfavorable to us. Moreover, some of our suppliers may have a limited ability to pay warranty claims brought against them. These factors may complicate or prevent the enforcement of our warranty claims against suppliers. Our inability to enforce warranty claims against or to obtain compensation from our suppliers could result in claims from customers having a material adverse effect on our net worth, financial condition and operating results. More regular technical difficulties could also limit the profitability of future wind parks, which could adversely affect the market position and reputation of our subsidiary, Denker & Wulf AG.

There is a risk that, in providing certain types of information in the context of selling or marketing wind parks to potential purchasers or investors, our subsidiary, Denker & Wulf AG, has directly and indirectly exposed or will directly and indirectly expose itself to potential liability under German law for any inaccuracy or incompleteness in the information provided. For example, Denker & Wulf AG regularly provides its customers with information regarding the sale of wind turbines or wind parks. This information, which includes wind energy earnings reports, could alone or together with other reports be viewed as an offering prospectus under German law. In addition, Denker & Wulf AG used an offering prospectus in one instance to sell a wind farm and, along with one of its subsidiaries, is managing partner for operating companies which have also exposed themselves to potential liability under German law for any inaccuracy or incompleteness in information provided in the context of selling or marketing a wind park. Under German law, information contained in a prospectus must be accurate and complete, and there is an obligation to disclose, in the context of a pre-contractual relationship, all circumstances of importance to the investor. On the other hand, the issuers of the prospectus, founders and initiators may be found jointly liable for an offending breach of these requirements. Therefore, if information provided to Denker & Wulf AG's customers in the past, either by it or the operating companies with which it is associated, is deemed to be a prospectus under German law, the information contained therein must be accurate and complete. If it is not, Denker & Wulf AG may be held jointly and severally liable for damages arising out of the inaccurate or incomplete information so disclosed in pre-contractual negotiations. Calculations contained in the wind energy earnings reports are imprecise to a certain extent because of the methodological and climate-related information on which they are based. There is a risk that Denker & Wulf AG and its subsidiaries may be liable if the information in the wind energy earnings reports does not reflect the actual results and if the safety margin which is usually set out in these wind energy earnings reports proves not to have been sufficient. Such claims may have a negative impact on the net worth, financial condition and operating results of Denker & Wulf AG, and thus, may negatively impact us.

We generally limit our liability in know-how license agreements to failures in design and construction caused intentionally or by gross negligence. Such limitations do not apply to statutorily prescribed product and other liabilities. However, based on decisions of the German Federal Supreme Court (*Bundesgerichtshof*), liability for slightly negligent breaches of fundamental contractual obligations known as "cardinal obligations" in corporate transactions cannot generally be limited. In addition, under the German Civil Code governing warranties and statute of limitations, it is no longer possible to limit liability for injury to life, health or body in the general standard terms and conditions of an agreement, even in cases of simple negligence. As a result, it cannot be assured that provisions limiting our liability in many of our licensing agreements are valid and enforceable. Therefore, we may be exposed to additional liability from these licensing agreements.

We have also concluded license agreements with two Chinese companies for the use of our know-how and technology for the model 48/600 and 48/750 wind turbines, the terms of which granted each company a license for the same territory without clearly stating whether the rights granted therein were meant to be geographically exclusive. As a result, we could be exposed to liability under these agreements.

We may be liable for the breach of the terms of subsidies granted to our Predecessor Companies. These subsidies contained certain restrictions which were not always adhered to in the past or which may not be complied with in the future as a result of this Offering, among other things.

Along with our subsidiary, Denker & Wulf AG, we have equity interests in a number of companies which are organized as civil law partnerships (*Gesellschaft bürgerlichen Rechts*) in Germany or for which we have guaranteed certain obligations to banks. Under German law, if these companies' earnings from the operation of wind turbines are insufficient to cover interest and redemption payments on the debt they assumed to finance the manufacturing and installation of the wind turbines, we would be liable to an unlimited extent for such short-fall. This could have an adverse effect on our current business, future prospects, financial condition and operating results.

We may be liable for contamination at our Husum and Trampe sites.

In purchasing land for our production sites at Husum and Trampe, we entered into certain agreements which expose us to unlimited liability for any existing or future soil contamination at these sites. If contaminated soil is discovered at either site, we will be legally responsible for decontaminating the soil at our own expense. This could have a material adverse effect on our net worth, financial condition and operating results.

We may not be able to obtain or maintain adequate insurance.

We have obtained warranty insurance for our wind turbines that we sell which covers our liability for defects in the construction, materials and assembly of the wind turbines. Recurring claims, however, are generally not insurable. Insurance coverage generally lasts for the length of each wind turbine's warranty, which is generally two to five years. For a detailed description of the terms of our insurance contracts, see "Our Business — Insurance." Because of premium increases in the insurance industry generally, we may not be able to obtain the same levels of coverage in the future as we currently have or we may only be able to obtain such coverage at substantially higher cost than we are currently paying. If we are unable to pass these costs to our customers, the costs of higher insurance premiums or our inability to deduct expenses through our insurance could have a negative effect on our net worth, financial condition and operating results.

There is a risk that the failure to keep our technical knowledge confidential will erode our competitive advantage and reduce our market for licensing our know-how.

Like many of our competitors, we possess extensive technical knowledge about our products. We have licensed this know-how to a number of other companies in the wind energy industry, often with the right to sub-license it to third parties. Our know-how is a significant independent asset, which cannot be protected by intellectual property rights such as patents, but only by keeping it secret. As a result, we cannot be certain that our know-how will remain confidential in the long run.

Employment contracts with certain of our employees who have special technical knowledge about our products or our business contain a general obligation to keep all such knowledge confidential for the duration of the employee's employment with us and for an indefinite period of time thereafter. In addition to the confidentiality provisions, these employment agreements typically contain non-competition clauses. If either the confidentiality provisions or the non-competition clauses are unenforceable, we may not be able to maintain the confidentiality of our know-how. Moreover, we may incur additional costs pursuant to certain penalty provisions in our licensing agreements.

Even if every possible precaution, whether contractual or otherwise, is taken to protect confidential technical knowledge about our products or our business, there is still a danger that such information may be disclosed to others or become public knowledge in circumstances beyond our control. In the event that confidential technical information or know-how about our products or our business becomes available to third parties or to the public, the market for the licensing of such information and know-how could be reduced, and our competitive advantage over other companies in the wind energy industry could be harmed, all of which could have an adverse effect on our current business, future prospects, financial condition and operating results.

We may be sued by third parties for infringement of their intellectual property rights.

We may be involved in patent infringement claims involving third-party patents. If these third-party claims are successful, we could be held liable for substantial damages and be subject to injunctions against using technology important to our business. We do not have any insurance to cover the costs of such potential law suits.

One of our American competitors has a U.S. patent and a European patent for a variable-speed generator system which is used in a number of our products. We have, along with nine other companies, opposed the European patent on the grounds that there was "prior use" of the patented generator system before the application for the patent was made by the American company. The outcome of our objection to the patent remains uncertain and could require us either to modify our generator technology, which is an essential component of the wind turbine, or to acquire a license for use of the patent. We may have to limit, discontinue or at least change the manufacture or sale of wind turbines that use this generator if our objection to the patent is unsuccessful. If our objections against the patent fail, our net worth, financial condition and operating results could be negatively affected.

We face similar problems with a German utility patent by a Danish rotor-blade supplier in the wind energy market for technology involving the bending of rotor blades. Together with a third party, we have filed for a cancellation of the utility patent based on the doctrine of "prior knowledge," the outcome of which is uncertain. We expect a decision on this matter by the end of 2002.

We do not have exclusive rights to the "REpower" trademark.

We renamed ourselves "REpower Systems AG" during the consolidation of the Predecessor Companies and corporate integration of Denker & Wulf AG in 2001. In 2001, we entered into a ten-year license agreement with Rätia Energie AG, a Swiss company, for the right to use the trademark "REpower." This agreement grants us the non-exclusive right to use the REpower trademark but does not allow us to register the trademark as our own. Moreover, the agreement does not obligate Rätia Energie AG to maintain protection of or to take action against any third party infringement of the "REpower" trademark. If the "REpower" trademark is not sufficiently protected or if Rätia Energie AG refuses to renew our license to use it, we may need to change the Company name to a different form of the trademark, or to a different trademark altogether. This could have a material adverse effect on our net worth, financial condition, operating results and future prospects.

We may be liable for additional tax payments.

We have not yet had an audit of the Company by German tax authorities. Independent audits of some of our Predecessor Companies and of Denker & Wulf AG and its subsidiaries have been conducted for reporting periods up to and including 1998, some of which are still in progress as of the date of this offering memorandum. However, none of our subsidiaries or their subsidiaries have undergone independent audits for the 1999 and 2000 reporting periods. We do not expect that these or future independent audits will cause any significant changes in our tax treatment. However, it cannot be assured that we will not be liable for additional tax payments as a result of these or future audits.

In addition, because tax laws are constantly subject to amendments, we have had to adapt our projects to new laws. For example, we have had to adapt some of the past projects of Denker & Wulf AG to the new requirements of section 2b of the German Income Tax Law (*Einkommensteuergesetz*) (*"EStG"*) in the past. If we fail to comply with new tax laws in the future, our current business, future prospects, financial condition and operating results may be negatively affected.

Risks Related to the Offering

A few principal Existing Shareholders will continue to maintain a significant degree of influence following the Offering.

After implementing the IPO Capital Increase and placement of the Shares as part of the Offering, RE-DKW Beteiligungs GmbH, Sehestedt and the JE/BWU-Verwaltungs GmbH, the Selling Shareholder, will together own, before the exercise of the Over-allotment Option, approximately 45.92% of our share capital, and after the exercise of the Over-allotment Option, if any, approximately 40.37% of our share capital. In addition, ELBE Betreuungs- und Verwaltungsgesellschaft mbH, Sehestedt holds approximately 50.05% of the voting rights in RE-DKW Beteiligungs GmbH and Zweiundfünfzigste "Lydia" Vermögensverwaltungsgesellschaft mbH, Hamburg, which is soon to be renamed KuW Vermögensverwaltungs GmbH, Sehestedt, holds approximately 49.95% of the voting rights in RE-DKW Beteiligungs GmbH. Through his present ownership of 100% of the shares of ELBE Betreuungs- und Verwaltungsgesellschaft mbH, Mr. Hugo Denker, a member of our Management Board, controls the majority of the voting rights in RE-DKW Beteiligungs GmbH and thereby controls approximately 45.92% of the voting rights in the Company before the exercise of the Over-allotment Option, and 40.37% after the exercise of the Over-allotment Option, if any, under section 22, paragraph 1, No. 1 of the German Securities Trading Act (*Wertpapierhandelsgesetz*) (*"WpHG"*). Our Supervisory Board members Dr. Klaus-Detlef Wulf and Ms. Monika Kuck will hold approximately 63.42% and 36.49% of the voting rights in KuW Vermögensverwaltungs GmbH, respectively, and Mr. Hugo Denker will hold approximately 0.09% of the voting rights in KuW Vermögensverwaltungs GmbH. Furthermore, through her ownership of 94.25% of the voting rights of R.E.A. AG which pursuant to the implementation of the IPO Capital Increase and the Offering holds 1.06% of the voting rights in the Company, Ms. Kuck controls an additional 1.06% of the voting rights in the Company under section 22, paragraph 1, No. 1 of the *WpHG*.

As a result, RE-DKW Beteiligungs GmbH and JE/BWU-Verwaltungs GmbH directly, and ELBE Betreuungs- und Verwaltungsgesellschaft mbH, Sehestedt and Mr. Denker indirectly, own a sufficient amount of our share capital to allow them to exert a substantial influence on the Company. For a further description of our shareholding arrangement, see "Our Existing Shareholders — Corporate History of Our Share Capital."

The price of the Shares may be significantly influenced by the sale of Shares by Existing Shareholders.

Existing Shareholders may sell their Lock-up Shares after the lock-up period and the lock-up agreements expire. For a description of the conditions of the lock-up, see "Plan of Distribution — Lock-up." Significant trading of the Shares by our Existing Shareholders could have a negative influence on the price of the Shares.

The Neuer Markt has been subject to high price volatility.

We are requesting admission for trading on the *Neuer Markt* segment of the Frankfurt Stock Exchange, which is reserved for innovative growth companies in Germany. The companies listed on the *Neuer Markt* are generally active in certain high risk markets. As a result, shares listed on the *Neuer Markt* have recently been exposed to a high level of fluctuation in share price which often are not connected, or are connected to a lesser degree than such fluctuations would suggest, to the business performance of the listed companies. There is a risk that volatility in the price of shares listed on the *Neuer Markt* generally may influence the price of the Shares.

The offering price may be higher than the trading price for the Shares after this Offering and an active trading market for the Shares may not develop.

There was no public market for the Shares before the Offering. The Sole Global Coordinator will set the offering price in coordination with us upon completion of the bookbuilding process. There is no certainty that the offering price of the New Shares will correspond to the price at which the Shares will be traded following the Offering, or that a liquid market for the Shares will develop and continue after the Offering.

USE OF PROCEEDS

We will receive net proceeds of approximately EUR 76.7 million from the Offering of the New Shares. Our total costs for the Offering, including approximately EUR 4.1 million in compensation to the Managers, will be approximately EUR 5.3 million. The proceeds of the Offering will strengthen our financial position. We intend to use the proceeds to finance our planned growth, and the associated increase in working capital, as well as the international expansion of our business. Furthermore, we plan to use the proceeds of the Offering to finance the development of new wind turbines. Finally, the proceeds from the Offering may be used to finance any acquisition opportunities which may arise in the future.

The Selling Shareholder will receive all proceeds, less the costs of selling the Over-allotment Shares, from the sales of its Over-allotment Shares if the Over-allotment Option is exercised.

DIVIDEND POLICY

Whether we pay dividends to our shareholders is decided annually at the general shareholders' meeting based on our audited annual financial statements, which are prepared in accordance with German GAAP (*Handelsgesetzbuch*). After deducting for statutory reserves and any losses carried forward, up to 50% of our net income can be allocated by the Management Board and the Supervisory Board to other retained earnings. Dividends will be distributed to our shareholders if approved at the general shareholders' meeting. Because all of our shares are held in a clearing system, dividends are paid in accordance with the clearing system's rules. Dividend payments are usually credited to the clearing account of each shareholder's securities account. In the case of shares issued pursuant to a capital increase, the commencement of rights to receive dividends on such shares may deviate from those set forth in section 60 of the German Stock Corporation Act (*Aktiengesetz*).

Our ability to pay dividends and the amount of any dividends depend on our financial condition and the financial condition of our subsidiaries. Our management intends to use any potential future earnings to finance our development and growth. This includes the use of potential future earnings to optimize our equity capital position and to fund investment projects which are necessary for our future development. Our management intends to pay dividends only to the extent that such payments do not harm these goals. The payment of dividends in the future will depend on a number of factors, including our financial condition and our need for cash resources, as well as legal, tax and regulatory concerns and other factors.

We plan to hold our general shareholders' meeting for fiscal year 2001 in July 2002, which is within the statutorily prescribed period. The agenda of this general shareholders' meeting will include only items required to be addressed at such meetings under German law.

The New Shares offered pursuant to this offering memorandum are fully eligible to receive dividends as of January 1, 2002. The Existing Shares were originally fully eligible for dividend payments as of January 1, 2001. JE/BWU-Verwaltungs GmbH, the Selling Shareholder, however, signed an agreement dated March 19, 2002 with the Company under which the Selling Shareholder renounced its right to receive dividends for 2001. As a result, all the Shares sold pursuant to the Offering will be eligible for dividends as of January 1, 2002. In addition, JE/BWU-Verwaltungs GmbH, RE-DKW Beteiligungs GmbH, CoNetwork GmbH, capiton Erste Kapitalbeteiligungsgesellschaft mbH, OPPENHEIM ACA Concept SICAV, as well as R.E.A. AG, signed an agreement dated March 20, 2002 in which they agreed to vote at the general shareholders' meeting in 2002 against the payment of a dividend in 2001 and for the carrying forward of the profits into the next year. Furthermore, the Management Board has undertaken to recommend a vote against the payment of dividends to the shareholders at the general shareholders' meeting in 2002, having obtained the agreement of the Supervisory Board to that recommendation.

CAPITALIZATION

The following table shows our capitalization as of December 31, 2001 on an actual basis and as adjusted to give effect to the IPO Capital Increase. The nominal value of EUR 1.00 per share will be added to the share capital for the 2,000,000 New Shares resulting from the IPO Capital Increase. The net proceeds from the Offering, less the amount corresponding to the nominal value of the 2,000,000 New Shares from the IPO Capital Increase added to the share capital, will be allocated to additional paid-in capital.

This table should be read in conjunction with the information provided in the other sections of this offering memorandum including "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Description of Our Share Capital — Capital Structure."

The information set out below has been prepared in accordance with IAS. IAS differ in certain significant respects from U.S. GAAP and German GAAP *(Handelsgesetzbuch)*. For information concerning the differences between IAS, U.S. GAAP and German GAAP, see "Summary of Significant Differences Between IAS, U.S. GAAP and German GAAP."

	As of December 31, 2001	
	Actual	As adjusted by the IPO Capital Increase
	(in thousands of Euro)	
Liabilities due to banks	21,870.7	21,870.7
Equity:		
Share capital	3,401.2	5,401.2
Additional paid-in capital	3,376.5	78,076.5
Retained earnings	8,984.9	8,984.9
Total equity	15,762.6	92,462.6
Total capitalization	37,633.3	114,333.3

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements of the Company as of December 31, 2001 and the unaudited, examined (*bescheinigt*) pro forma consolidated financial statements of the Company as of December 31, 2000 and December 31, 1999 and the related notes thereto which were prepared in accordance with International Accounting Standards ("IAS"), all of which are included elsewhere in this offering memorandum. The unaudited, examined (*bescheinigt*) pro forma consolidated financial statements give effect to the incorporation and merger of the Company's Predecessor Companies, pro + pro Energiesysteme GmbH & Co. KG, Jacobs Energie GmbH, BWU-Anlagenfertigung und -service GmbH and BWU-Brandenburgische Wind- und Umwelttechnologien GmbH that was completed in 2001 and the incorporation of Regenerative Energien Denker & Dr. Wulf GmbH & Co. KG into the Company and its change of legal form to Denker & Wulf AG, as if these changes had occurred on January 1, 1999. See also "Description of Our Share Capital" and "Relationship with Denker & Wulf AG." As the unaudited, examined (*bescheinigt*) pro forma consolidated financial statements describe a hypothetical situation, they do not necessarily convey a picture of REpower Group's financial condition and results of operations as they would have existed if the consolidation, merger and change in legal form had actually been given effect as of January 1, 1999.

Our financial statements have been prepared in accordance with IAS, which differ in certain respects from U.S. GAAP and German GAAP *(Handelsgesetzbuch)*. For more information concerning the differences between IAS, U.S. GAAP and German GAAP, see "Summary of Significant Differences Between IAS, U.S. GAAP and German GAAP."

Any reference to fiscal years 1999 and 2000 in this offering memorandum, unless indicated otherwise, refers to the pro forma consolidated financial statements which were prepared in accordance with IAS and which were not audited but examined (*bescheinigt*). Any reference to fiscal year 2001, unless indicated otherwise, refers to the audited consolidated financial statements of the Company as of December 31, 2001.

The following table contains selected financial data from the Company's unaudited, examined (*bescheinigt*) pro forma consolidated profit and loss statements and balance sheets for fiscal years 1999 and 2000, the Company's audited consolidated profit and loss statement and balance sheet for fiscal year 2001, and pro forma earnings per share for 1999, 2000 and 2001.

	For the Year Ended December 31,		
	1999 (Pro Forma)	2000 (Pro Forma)	2001 (Audited)
	(in thousands of Euro)		
Profit and Loss Data:			
Revenues	47,740.5	76,039.5	141,639.6
Total revenues	50,188.9	77,618.3	146,661.7
Other operating income	878.5	2,165.7	3,100.2
Cost of materials	(42,334.0)	(52,777.4)	(104,284.1)
Personnel expenses	(2,103.2)	(5,582.0)	(10,619.0)
Depreciation and amortization	(1,388.8)	(1,816.9)	(2,184.2)
Other operating expenses	(3,340.3)	(9,418.3)	(14,275.7)
Operating results	1,901.2	10,189.4	18,398.9
Financial results	(154.6)	(1,265.4)	(1,943.5)
Income before taxes and minority interests	1,746.6	8,924.0	16,455.4
Net income before minority interests	1,216.9	5,517.7	10,145.1
Minority interests	(245.5)	(751.7)	(1,154.7)
Net income for the year	971.3	4,766.0	8,990.4
Balance Sheet Data:			
Fixed assets	10,908.9	13,446.9	17,631.3
Current assets	23,067.9	69,732.3	62,818.4
Total assets	34,374.0	84,705.3	81,534.7
Equity	5,029.2	9,673.2	15,762.6
Liabilities due to banks	8,612.5	34,207.2	21,870.7
Accruals	7,598.4	12,334.5	21,328.5
Earnings per share:			
Net income for the year	971.3	4,766.0	8,990.4
Number of shares[1)]	2,928,948	2,928,948	3,165,073
Earnings per share[2)3)]	0.33	1.63	2.84

1) For the pro-forma years (1999 and 2000), the number of shares shown corresponded to the shares issued in the non-cash capital increase of 2001. The number of shares for 2001 was calculated as a weighted average of the shares in circulation in 2001.

2) In Euro.

3) We are not including a calculation of dividends per share for the above years since these figures cannot be calculated in a meaningful way as a result of the pro-forma assumptions and the legal structures of the Predecessor Companies as defined herein.

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated and unaudited, examined (bescheinigt) pro forma consolidated financial statements and the related notes thereto included elsewhere in this offering memorandum. Our financial statements have been prepared in accordance with International Accounting Standards ("IAS"), which differ in certain respects from U.S. GAAP and German GAAP (Handelsgesetzbuch). See "Summary of Significant Differences Between IAS, U.S. GAAP and German GAAP."

The following discussion and analysis of the financial condition and results of operations of the Company and its consolidated equity interests is derived from the audited consolidated financial statements of the Company as of December 31, 2001 and the unaudited, examined (*bescheinigt*) pro forma consolidated financial statements of the Company as of December 31, 2000 and December 31, 1999. The unaudited, examined (*bescheinigt*) pro forma consolidated financial statements give effect to the incorporation and merger of the Company's predecessor companies (the "Merger"), pro + pro Energiesysteme GmbH & Co. KG, Jacobs Energie GmbH, BWU-Anlagenfertigung und -service GmbH and BWU-Brandenburgische Wind- und Umwelttechnologien GmbH ("Predecessor Companies") that was completed in 2001 and the incorporation of Regenerative Energien Denker & Dr. Wulf GmbH & Co. KG into the Company and its change of legal form to Denker & Wulf AG as if these changes had occurred on January 1, 1999.

The unaudited, examined (*bescheinigt*) pro forma consolidated financial statements were additionally prepared as if:

(i) The legal and economic structure of the REpower Group that existed in fiscal year 2001 had already been in effect since January 1, 1999.

(ii) The Company already held shares in its subsidiaries during fiscal years 1999 and 2000, provided the subsidiaries had already been formed as of the date each Predecessor Company's balance sheets were prepared.

(iii) The 2000 and 1999 pro-forma periods report the actual amount of share capital of the Company as of the end of the 2001 period minus the 2001 cash capital increases.

(iv) Minority interests in the pro-forma periods is reported in the amount that existed in 2001.

(v) Goodwill that resulted from the real capital consolidation in 2001 was projected for the pro forma statements for one or two years. Thus, the same amount of amortization of goodwill is reported in the unaudited, examined (*bescheinigt*) pro forma consolidated income statements as is reported in the audited consolidated financial statements.

(vi) A corporate income tax of 25%, plus a solidarity surcharge of 5.5%, on the corporate income tax is assumed for each of the Predecessor Companies regardless of its actual legal form. In addition, a flat-rate trade tax of 13.625% was applied, resulting in a total income-tax burden of 40% on each Predecessor Company.

(vii) Applying SIC-8, each of the Predecessor Companies prepared an opening balance sheet as of January 1, 1999 in accordance with IAS as if they had always applied IAS.

As the unaudited, examined (*bescheinigt*) pro forma consolidated financial statements describe a hypothetical situation, they do not necessarily convey a picture of the REpower Group's financial condition and results of operations as they would have existed if the Merger and change in legal form had actually been given effect as of January 1, 1999.

Unless otherwise indicated, each reference to fiscal years 1999 and 2000 in this offering memorandum refers to the unaudited, examined (*bescheinigt*) pro forma consolidated financial statements prepared in accordance with IAS for fiscal years 1999 and 2000. Each reference to fiscal year 2001 refers to the audited consolidated financial statements of the Company as of December 31, 2001 prepared in accordance with IAS.

Overview

The REpower Group generates its revenues through the development, production, licensing and distribution of wind turbines and the development of wind parks. The Group's services include after-sales service covering operations management of wind turbines for their operators, including service and maintenance.

The highly transparent German market for wind turbines is the object of intense competition by both domestic and international competitors. We focus on the market for multi-megawatt wind turbines, which continues to offer sufficient growth opportunities. Moreover, we believe that the international market for wind turbines will deliver significant growth opportunities. By concentrating on those parts of the wind energy value chain which offer high profitability and synergy effects, the Group differentiates itself from many of its competitors.

The Group is controlled by REpower Systems AG as the parent company, which is itself active in the areas of development, production and licensing of wind turbines and the development of wind parks, and as such is continuing the operative business of the Predecessor Companies. In addition, REpower Systems AG acts as holding company for a series of international companies which are currently exclusively used for project development, distribution and after-sales service. There are a number of international joint ventures which produce wind turbines on the basis of the Group's licenses. Our largest shareholding is our approximately 84% shareholding in Denker & Wulf AG, which is active in site acquisition, planning, support in financing, distribution, coordination of installation, operations management and servicing of wind turbines in Germany. There are no control or profit extraction contracts within the Group. REpower Systems AG exercises influence as a holding company of the Group through its majority shareholdings and key management positions in Group companies.

Key factors

Revenues

The REpower Group generates its revenues through the production and sale of wind turbines and through the development of wind projects. These activities accounted for at least 90% of total sales in each of the last three fiscal years. The REpower Group derives the balance of its revenues from income from licensing agreements, service, maintenance and operational management fees, proceeds from projects and power generation, and other income.

Important Factors Affecting Revenues

Our revenues (and those of REpower Group) are significantly affected by the following factors:

(i) The development of high-performance, technologically sophisticated and competitive wind turbines. For example, the successful market launch of the 1.5 megawatt MD 70/77 model in 2000 greatly increased the Group's revenues and income from licensing agreements.

(ii) The development of new markets and market segments.

(iii) The degree of competition in the market for wind turbines. There is intense competition for products and site locations, especially in Germany.

(iv) The continued existence of government regulation, which affects the demand for wind turbines.

Expenses

The REpower Group's expenses consist of cost of materials, personnel expenses and other operating expenses.

The cost of materials consists of expenses for raw materials, consumables and supplies and purchased merchandise, as well as expenses for purchased services. This item also includes development costs for wind parks, for example, costs for planning, road construction and network connections. In 2001, the costs of materials amounted to 71.1% of total revenues.

Personnel expenses result mainly from expenses for wages and salaries and social security. In 2001, personnel expenses amounted to 7.2% of total revenues.

Other operating expenses include, among other things, costs in connection with the expansion of business activities, the restructuring of the Company and the internationalization of our business.

Seasonal fluctuations

The sales revenues and results of business activity of the REpower Group are subject to relatively strong fluctuations during the year. In Germany, the Company's most important market, wind parks are constructed for tax reasons primarily in the second half of the year, mainly in the fourth quarter. Thus, the large majority of sales and expenses generated in Germany occur during this period. The Company expects that this effect will lessen with the increased internationalization of our business.

The following table shows the number of wind turbines installed, as well as the percentage of total annual installations, per quarter in 2000 and 2001:

Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
2000	12 (16.7%)	13 (18.0%)	11 (15.3%)	36 (50.0%)	72
2001	16 (12.8%)	22 (17.6%)	25 (20.0%)	62 (49.6%)	125

Results of Operations 1999 to 2001

Total revenues

	For the year ended December 31,		
	1999 (Pro Forma)	2000 (Pro Forma)	2001 (Audited)
	(in millions of Euro)		
Net Revenues			
Revenue from the sale of wind turbines	44.7	68.5	127.9
Project revenue	1.2	0.4	5.1
Maintenance and material sales	1.4	4.6	3.6
Revenue from licenses	0	1.5	3.2
Revenues from electricity	0.4	0.8	1.2
Revenues from services	0	0.2	0.2
Other	0	0	0.4
	47.7	76.0	141.6
Increase/decrease in inventories of finished goods and work in progress	1.8	1.6	5.0
Other work capitalized	0.6	0.0	0.0
Total revenues	50.1	77.6	146.6

Total revenues are comprised of net revenue, the increase/decrease in inventories of finished goods and work in progress and other work capitalized.

Net revenues

Net revenues for REpower Group increased by EUR 28.3 million in 2000, a 59.3% increase from EUR 47.7 million in 1999 to EUR 76.0 million in 2000. Net revenues also increased by EUR 65.6 million in 2001, a 86.3% increase from EUR 76.0 million in 2000 to EUR 141.6 million in 2001.

Net revenues, in particular, revenue from the sale of wind turbines (including the sale of wind parks) increased because the number of wind parks and wind turbines that were actually installed increased and because of increased sales of the newly developed MD 70/77 model with an output of 1.5 megawatts. The strong increase in net revenues in fiscal year 2000 as compared to fiscal year 1999, with practically the same number of wind turbines up to 1 megawatt produced, was primarily due to the start of production and sale of 22 turbines of the MD 70/77 model. The strong increase in fiscal year 2001 as compared to fiscal year 2000 reflects, on the one hand, increased production in the number of manufactured wind turbines up to 1 megawatt from 50 to 65 and an increase in the number of delivered model MD 70/77 turbines delivered from 22 to 60.

In addition, we developed and sold more wind energy sites. The trend towards the 1.5 MW MD 70/77 model further increased our revenue from wind energy sites. Revenues from licensing increased substantially by granting MD 70/77 licenses to Südwind Energy GmbH and Fuhrländer AG.

Increase/decrease in inventories of finished goods and work in progress and other work capitalized

Inventories of finished goods and work in progress consists primarily of unfinished wind turbines and goods and services purchased in conjunction with the development of wind parks. Inventories of finished products and work in progress increased by EUR 1.8 million in 1999, by EUR 1.6 million in 2000 and by EUR 5.0 million in 2001.

Other operating income

Other operating income increased EUR 1.3 million in 2000, a 144.4% increase from EUR 0.9 million in 1999 to EUR 2.2 million in 2000. Other operating income also increased EUR 0.9 million in 2001, a 40.9% increase from EUR 2.2 million in 2000 to EUR 3.1 million in 2001.

Important items affecting other operating income included reversal of accruals and insurance compensation.

Costs of Materials

	For the year ended December 31,		
	1999 (Pro Forma)	2000 (Pro Forma)	2001 (Audited)
	(in millions of Euro)		
Expenses for raw materials, consumables and supplies and purchased merchandise	(25.7)	(29.7)	(48.8)
Cost of purchased services	(16.6)	(23.1)	(55.5)
Cost of materials	(42.3)	(52.8)	(104.3)

Cost of materials as a percentage of total revenues was the largest expense item. Cost of materials increased EUR 10.5 million in 2000, a 24.8% increase from EUR 42.3 million in 1999 to EUR 52.8 million in 2000. Cost of materials also increased EUR 51.5 million in 2001, a 97.5% increase from EUR 52.8 million in 2000 to EUR 104.3 million in 2001.

The significant increase in the cost of materials was primarily due to the broad expansion of business activities as outlined in the discussion of net revenues above.

The ratios of cost of materials as a percentage of total revenues were 84.3% for 1999, 68% for 2000 and 71.1% for 2001. These ratios have a larger impact on the Company's results because materials and services are mostly purchased. This ratio has improved significantly since the market launch of the MD 70/77 model because the cost of materials is relatively less for this more efficient wind turbine. In addition, granting licenses to third parties means that suppliers receive orders for higher amounts, which in turn permits more favorable purchasing conditions. In developing wind energy sites, the ratio depends, on the one hand, on the expected proceeds from power generation (and thus the purchase price) and, on the other hand, on location-specific costs (for example, for road construction and network connection). In this respect, several relatively favorable locations were developed in 2000 and 2001.

Personnel expenses

	For the year ended December 31,		
	1999 (Pro Forma)	2000 (Pro Forma)	2001 (Audited)
	(in millions of Euro)		
Wages and salaries	(1.7)	(4.6)	(9.0)
Social security contributions	(0.4)	(1.0)	(1.6)
Personnel expenses	(2.1)	(5.6)	(10.6)

Personnel expenses increased EUR 3.5 million in 2000, a 166.6% increase from EUR 2.1 million in 1999 to EUR 5.6 million in 2000. Personnel expenses also increased EUR 5.0 million in 2001, an 89.3% increase from EUR 5.6 million to EUR 10.6 million in 2001.

The increase in personnel expenses in 2000 and 2001 was primarily due to the increase in the number of Group employees, which increased from 77 employees as of December 31, 1999 to 171 employees as of December 31, 2000 and 260 employees as of December 31, 2001.

The personnel expense ratio was 4.2% in 1999, 7.2% in 2000 and 7.2% in 2001. The increase in this ratio is due, among other things, to shifting staff to jobs requiring higher qualifications and the expansion of our international business.

Depreciation and amortization

	For the year ended December 31,		
	1999 (Pro Forma)	2000 (Pro Forma)	2001 (Audited)
	(in millions of Euro)		
Amortization of intangible fixed assets and tangible assets	(1.1)	(1.8)	(2.2)
Exceptional write-downs of current assets	(0.3)	0.0	0.0
Depreciation and amortization	(1.4)	(1.8)	(2.2)

Amortization of intangible fixed assets and tangible assets increased EUR 0.4 million in 2000, a 28.6% increase from EUR 1.4 million in 1999 to EUR 1.8 million in 2000. This item also increased an additional EUR 0.4 million in 2001, a 22.2% increase from EUR 1.8 million to EUR 2.2 million in 2001. As a percentage of total revenues, this item represented 2.8% for 1999, 2.3% for 2000 and 1.5% for 2001.

Amortization of intangible assets during the reporting period resulted primarily from amortization of capitalized goodwill and capitalized development costs for the MD 70/77 wind turbines.

Depreciation of tangible assets during the reporting period basically involved buildings and technical equipment.

Other operating expenses

	For the year ended December 31,		
	1999 (Pro Forma)	2000 (Pro Forma)	2001 (Audited)
	(in millions of Euro)		
Warranty costs	0.0	(3.6)	(3.7)
Legal and consulting fees	(0.5)	(0.6)	(2.2)
Sales commissions/outgoing freight	(0.8)	(0.6)	(1.9)
Advertising and travel costs	(0.3)	(0.6)	(1.3)
Write-offs/bad-debt charges	(0.8)	(1.3)	(1.0)
Rents, incidental rental charges, leases	(0.2)	(0.5)	(0.6)
Transaction costs/guarantee commissions	(0.1)	(0.2)	(0.5)
Other expenses	(0.6)	(2.1)	(3.1)
Other operating expenses	(3.3)	(9.5)	(14.3)

Other operating expenses consist of warranty costs, legal and consulting fees, sales commissions/outgoing freight, advertising and travel costs, write-offs/bad-debt charges, rents, incidental rent charges, leases, transaction costs/guarantee commissions and other expenses. Other expenses basically include administrative and operating expenses, vehicle costs and expenses due to the formation of other accruals.

Other operating expenses increased EUR 6.2 million in 2000, a 187.9% increase from EUR 3.3 million in 1999 to EUR 9.5 million in 2000. Other operating expenses also increased EUR 4.8 million in 2001, a 50.5% increase from EUR 9.5 million in 2000 to EUR 14.3 million in 2001. The strong increase in other operating expenses was primarily due to the increase in business activities. Other operating expenses as a percentage of total revenues amounted to 6.6% in 1999, 12.2% in 2000 and 9.7% in 2001.

Warranty costs have greatly influenced other operating expenses since 2000. This item's share of total other operating expenses amounted to 37.9% in 2000 and 25.9% in 2001. As a rule, when wind turbines are sold, the warranty is valid for the first two years of operation.

A special item was introduced in 2001 to account for legal and consulting fees in connection with the reorganization of REpower Group.

Income from investments

Income from investments primarily resulted from income generated by Denker & Wulf AG from its operational and business management of plant-operating companies in which it is a partner without having an equity interest. Income from this item has remained nearly constant. Income from investments was EUR 0.1 million in 2000, a 50% decrease from EUR 0.2 million in 1999 to EUR 0.1 million in 2000. This item increased EUR 0.1 million in 2001, a 50% increase from EUR 0.1 million in 2000 to EUR 0.2 million in 2001.

Write-downs of financial assets and short-term investments

Write-downs of financial assets and marketable securities amounted to EUR 0.2 million in both 2000 and 2001. In 1999, there were no write-downs of financial assets and short-term investments.

Interest income

Interest income is calculated by subtracting "Interest and similar expenses" from "Other interest and similar income." Interest income was negative for the periods from 1999 to 2001. Interest income decreased EUR 0.9 million in 2000, a 300% decrease from EUR –0.3 million in 1999 to EUR –1.2 million in 2000. Interest income decreased EUR 0.7 million in 2001, a 58.3% decrease from EUR –1.2 million in 2000 to EUR –1.9 million in 2001.

This decline is basically due to increased financial requirements arising from the expansion of business activities.

Income before taxes and minority interests

	For the year ended December 31,		
	1999 (Pro Forma)	2000 (Pro Forma)	2001 (Audited)
	(in millions of Euro)		
Income before taxes and minority interests	1.7	8.9	16.5

Income before taxes and minority interests increased EUR 7.2 million in 2000, a 423.5% increase from EUR 1.7 million in 1999 to EUR 8.9 million in 2000. Income before taxes and minority interests increased EUR 7.6 million in 2001, an 85.4% increase from EUR 8.9 million in 2000 to EUR 16.5 million in 2001. Earnings from ordinary business activities as a percentage of total revenues accounted for 3.4% in 1999, 11.5% in 2000 and 11.2% in 2001.

The principal reasons for the increase in income before taxes and minority interests were growth in sales and the positive development of the ratio of material costs arising from the launch of the MD 70/77 model in 2000.

Income taxes

	For the year ended December 31,		
	1999 (Pro Forma)	2000 (Pro Forma)	2001 (Audited)
	(in millions of Euro)		
Income tax expense	(0.2)	(2.8)	(5.5)
Deferred taxes	(0.3)	(0.6)	(0.8)
Income taxes	(0.5)	(3.4)	(6.3)

Income taxes are comprised of current taxes of the consolidated companies and deferred taxes.

Income taxes increased EUR 2.9 million in 2000, a 580% increase from EUR 0.5 million in 1999 to EUR 3.4 million in 2000. Income taxes also increased EUR 2.9 million in 2001, a 85.3% increase from EUR 3.4 million in 2000 to EUR 6.3 million in 2001. The effective tax rate was 29.9% in 1999, 38% in 2000 and 38.2% in 2001.

Net income for the year

	For the year ended December 31,		
	1999 (Pro Forma)	2000 (Pro Forma)	2001 (Audited)
	(in millions of Euro)		
Net income for the year	1.0	4.8	9.0

Net income for the year increased EUR 3.8 million in 2000, a 380% increase from EUR 1.0 million in 1999 to EUR 4.8 million in 2000. Net income for the year increased EUR 4.2 million in 2001, a 87.5% increase from EUR 4.8 million in 2000 to EUR 9.0 million in 2001. For the period 1999 to 2001, this resulted in annual net income margins of the Group's total revenue of 2.0% for 1999, 6.2% for 2000 and 6.1% for 2001.

Net income increased for the same reasons as income before taxes and minority interests increased.

Minority interests increased EUR 0.6 million in 2000, a 300% increase from EUR 0.2 million in 1999 to EUR 0.8 million in 2000. Minority interests increased EUR 0.4 million in 2001, a 50% increase from EUR 0.8 million in 2000 to EUR 1.2 million in 2001. This income primarily relates to the approximately 16% of shares of Denker & Wulf AG held by minority shareholders.

Balance Sheet 1999 to 2001

Assets

	For the year ended December 31,		
	1999 (Pro Forma)	2000 (Pro Forma)	2001 (Audited)
	(in millions of Euro)		
Intangible assets	3.8	3.4	2.8
Tangible assets	5.6	8.4	14.0
Financial assets	1.5	1.7	0.8
Fixed assets	10.9	13.5	17.6

Fixed assets increased EUR 2.6 million as of December 31, 2000, a 23.9% increase from EUR 10.9 million as of December 31, 1999 to EUR 13.5 million as of December 31, 2000. Fixed assets increased EUR 4.1 million as of December 31, 2001, a 30.4% increase from EUR 13.5 million as of December 31, 2000 to EUR 17.6 million as of December 31, 2001. Fixed assets as a percentage of total assets changed from 31.7% as of December 31, 1999 to 15.9% as of December 31, 2000 and to 21.6% as of December 31, 2001.

Intangible assets

Intangible assets consist mainly of capitalized goodwill, capitalized development costs for the MD 70 and MD 77 wind turbines and software licenses. The capitalized goodwill was due primarily to the acquisition and subsequent merger into the Company of pro + pro Energiesysteme GmbH & Co. KG. Amortization is carried out over five years. The total amount of capitalized goodwill as of December 31, 2001 was EUR 2.0 million.

Tangible assets

The increase in tangible assets in 2000 was mainly due to investments at the production facility located at Husum. In 2001, the increase in tangible assets was mainly due to investments at the production facility located at Trampe. In addition, properties were acquired as areas for compensation arrangements and as wind turbine locations. Investments were also made in machinery and equipment, furniture and fittings, and IT equipment to meet expansion needs of all Company divisions. We also added individual wind turbines in 1999, 2000 and 2001.

Financial assets

Financial assets primarily consist of equity interests in domestic and international companies. The reduction in financial assets in 2001 primarily relates to the transfer of a wind park-transformer station to a local energy provider.

Other assets

	For the year ended December 31,		
	1999 (Pro Forma)	2000 (Pro Forma)	2001 (Audited)
	(in millions of Euro)		
Inventories	7.8	12.3	23.3
Gross amount due from customers for contract work	0.2	2.1	2.7
Receivables and other assets	11.8	37.5	32.0
Shares in project companies and securities	0.1	0.8	2.0
Cash	3.3	17.1	2.9
Prepaid expenses	0.4	1.5	1.1
Other assets	23.6	71.3	64.0

Other assets include current assets and prepaid expenses.

Other assets increased EUR 47.7 million as of December 2000, a 202.1% increase from EUR 23.6 million as of December 31, 1999 to EUR 71.3 million as of December 31, 2000. Other assets decreased EUR 7.3 million in 2001, a 10.2% decrease from EUR 71.3 million as of December 31, 2000 to EUR 64.0 million as of December 31, 2001. Other assets as a percentage of total assets was 68.6% as of December 31, 1999, 84.2% as of December 31, 2000, and 78.5% as of December 31, 2001.

The increase in inventories and trade receivables was primarily due to the growth in sales and the expansion of business activities.

Other assets included in current assets are basically short-term loans that in individual cases were issued to build wind parks.

The item shares and securities in project companies mainly comprises shares in companies for wind parks for sale.

The above-average increase in current assets as of December 31, 2000 was due in part to an extraordinarily high level of cash on deposit at banks.

Liabilities

Equity

	For the year ended December 31,		
	1999 (Pro Forma)	2000 (Pro Forma)	2001 (Audited)
	(in millions of Euro)		
Share capital	2.9	2.9	3.4
Additional paid-in capital	0.0	0.0	3.4
Retained earnings	2.1	6.7	9.0
Equity	5.0	9.6	15.8

Equity increased EUR 4.6 million as of December 31, 2000, a 92% increase from EUR 5.0 million as of December 31, 1999 to EUR 9.6 million as of December 31, 2000. Equity increased EUR 6.2 million as of December 31, 2001, a 64.6% increase from EUR 9.6 million as of December 31, 2000 to EUR 15.8 million as of December 31, 2001. The equity ratio changed from 14.5% as of December 31, 1999 to 11.3% as of December 31, 2000 and to 19.4% as of December 31, 2001.

In 2001, the share capital of the Company was increased to EUR 3.4 million through several capital ventures. A premium of EUR 0.7 million on the cash capital increase was allocated to additional paid-in capital.

Minority interests

Minority interests result mainly from the approximately 16% of shares of Denker & Wulf AG held by other shareholders. Minority interests increased EUR 0.8 million as of December 31, 2000, a 160% increase from EUR 0.5 million as of December 31, 1999 to EUR 1.3 million as of December 31, 2000. Minority interests also increased EUR 0.2 million as of December 31, 2001, a 15.4% increase from EUR 1.3 million as of December 31, 2000 to EUR 1.5 million as of December 31, 2001.

Accruals

	For the year ended December 31,		
	1999 (Pro Forma)	2000 (Pro Forma)	2001 (Audited)
	(in millions of Euro)		
Tax accruals	0.5	3.5	8.5
Other accruals	7.1	8.8	12.8
Accruals	7.6	12.3	21.3

Accruals increased EUR 4.7 million as of December 31, 2000, a 61.8% increase from EUR 7.6 million as of December 31, 1999 to EUR 12.3 million as of December 31, 2000. Accruals also increased EUR 9.0 million as of December 31, 2001, a 73.2% increase from EUR 12.3 million as of December 31, 2000 to EUR 21.3 million as of December 31, 2001. Accruals as a percentage of total assets amounts to 22.1% as of December 31, 1999, 14.5% as of December 31, 2000 and 26.1% as of December 31, 2001.

Tax accruals involve corporate income taxes (including solidarity surcharge) and trade taxes.

Other accruals basically include provisions for warranties, guaranties, and service and maintenance resulting from the sale of wind turbines. These accruals amounted to EUR 8.0 million as of December 31, 2001.

Other liabilities and pre-payments

Other liabilities

	For the year ended December 31,		
	1999 (Pro Forma)	2000 (Pro Forma)	2001 (Audited)
	(in millions of Euro)		
Liabilities due to banks	8.6	34.2	21.9
Payments received on account of orders	1.8	10.7	0.9
Trade payables	4.5	8.8	10.8
Payables to affiliated companies	0.0	0.0	0.5
Payables to investments	2.7	0.0	0.0
Liabilities to project companies	0.0	0.0	0.8
Other liabilities	3.3	7.3	8.0
Deferred income	0.3	0.5	0.1
Other liabilities	21.2	61.5	43.0

Other liabilities comprise liabilities and deferrals.

Other liabilities increased EUR 40.3 million as of December 31, 2000, a 190.1% increase from EUR 21.2 million as of December 31, 1999 to EUR 61.5 million as of December 31, 2000. Other liabilities decreased EUR 18.5 million as of December 31, 2001, a 30.1% decrease from EUR 61.5 million as of December 2000 to EUR 43.0 million as of December 31, 2001.

Liabilities due to banks represent the largest share of other liabilities. As of December 31, 2001, 66.7% of liabilities due to banks was short term (with a term of one year or less) and 33.3% was long term (with a term exceeding one year). The item advances received primarily concerns advance payments for "unfinished" wind turbines (i.e., turbines in the process of being completed).

The significant increase in trade payables and receivables, as with other assets, is primarily due to the expansion of business activities.

The item other liabilities includes tax and social security-related liabilities.

From 1999 to 2001, prepaid income basically consisted of prepaid licensing fees.

Liquidity and Capital Resources

Liquidity

The following table shows cash flow statements for REpower Group for the indicated periods:

	For the year ended December 31,		
	1999 (Pro Forma)	2000 (Pro Forma)	2001 (Audited)
	(in millions of Euro)		
Cash flow operating activities			
Net income before minority interests, interest expense and income taxes	2.4	10.5	18.9
Depreciation and amortization	1.2	2.0	2.4
Profit from sale of fixed assets	0.0	(0.1)	(0.1)
Increase/decrease in inventories	(0.2)	(4.5)	(11.0)
Increase/decrease in gross amount due from customers for contract work	(0.2)	(2.0)	(0.6)
Increase/decrease in shares of project companies	(0.1)	(0.7)	(1.2)
Increase/decrease in trade receivables	(1.3)	(17.1)	(3.5)
Increase/decrease in other receivables and other assets, as well as prepaid expenses	(2.6)	(10.3)	9.4
Increase/decrease in accruals	6.1	1.5	2.2
Increase/decrease in payment received on account of orders	(21.5)	8.9	(9.8)
Increase/decrease in other liabilities	(1.6)	6.2	3.7
Interest paid	(0.7)	(1.5)	(2.5)
Income taxes paid	(0.2)	(0.2)	(0.4)
Cash flow used in operating activities	(18.7)	(7.3)	7.5
Cash flow used in investing activities			
Cash inflows from the sale of tangible assets	0.1	2.1	0.2
Cash outflows for tangible and intangible assets	(3.4)	(6.1)	(7.4)
Cash inflows from the sale of financial assets	0.6	0.1	1.3
Cash outflows for financial assets	(1.4)	(0.5)	(0.5)
Cash flow used for investments	(4.1)	(4.4)	(6.4)
Cash flow used in financing activities			
Cash capital increase	0.0	0.0	1.2
Payments to current shareholders	0.0	(0.1)	(4.1)
Increase/decrease in long-term liabilities due to banks	0.9	4.2	0.6
Net cash provided by/used for financing activities	0.9	4.1	(2.3)
Net increase/decrease in cash and cash equivalents less short-term bank overdrafts	(21.9)	(7.6)	(1.2)
Cash and cash equivalents less short-term bank overdrafts at beginning of period	20.0	(1.9)	(9.5)
Cash and cash equivalents less short-term bank overdrafts at end of period	(1.9)	(9.5)	(10.7)

Cash flow from operating activities

Cash flow from operating activities increased EUR 11.4 million in 2000, a 61.0% increase from EUR –18.7 million in 1999 to EUR –7.3 million in 2000. Cash flow from operating activities increased by EUR 14.8 million in 2001, a 202.7% increase from EUR –7.3 million to EUR 7.5 million in 2001.

The extreme variation in individual sub-items results from different states of settlement related to the reporting date. The balance reflects a favorable trend.

Cash flow used in investing activities

Cash flow used in investing activities increased EUR 0.3 million in 2000, a 7.3% increase from EUR –4.1 million in 1999 to EUR –4.4 million in 2000. Cash flow used in investing activities increased EUR 2.0 million in 2001, a 45.5% increase from EUR 4.4 million in 2000 to EUR 6.4 million in 2001.

Investments in tangible assets constituted the largest share of investments, with the main investments at the Husum and Trampe facilities.

Cash flow used in financing activities

Cash flow used in financing activities in 1999 and 2000 basically resulted from borrowing in connection with investments in tangible assets. Cash flow used in financing activities in 2001 primarily resulted from payments to shareholders related to the profit in 2000 at Denker & Wulf AG. Payments to shareholders in fiscal year 2001 amounted to EUR 4.1 million, against which payments of EUR 2.9 million were made into the Company's share capital, which cannot be represented on a pro-forma basis.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and cash on deposit at banks minus short-term liabilities due to banks. Cash and cash equivalents decreased EUR 7.6 million on balance along with the expansion of business activities, a 400.0% decrease from EUR –1.9 million in 1999 to EUR –9.5 million in 2000. The item decreased by a further EUR 1.2 million in 2001, a 12.6% decrease from EUR –9.5 million in 2000 to EUR –10.7 million in 2001.

Capital resources

The REpower Group's liabilities due to banks consist almost exclusively of bank loans. Of the EUR 21.9 million in liabilities due to banks as of December 31, 2001, 66.7% are short term (with a term of one year or less) and 33.3% are long term (with a term exceeding one year). The annual interest rates of individual loans are between 5% and 12%. Bank obligations were secured in an amount of EUR 8,221,000 as of December 31, 2001 through mortgages, charges over stocks, assignments of energy income and claims against insurance companies.

As of December 31, 2001, REpower Systems AG had at its disposal approximately EUR 39.5 million in unused, contractually binding credit lines for cash loans and project financing. In February 2002, the REpower Systems Group signed a general loan agreement with a banking consortium consisting of Commerzbank Aktiengesellschaft, Vereins- und Westbank AG and Landesbank Schleswig-Holstein Girozentrale for EUR 41.0 million in flexible-use cash loans and guaranties. The initial interest rate is between 7.75% and 8.25% per year. Loans are secured through assignments of claims from delivery agreements, raw materials, consumables and supplies, as well as finished and unfinished goods, charges over wind turbines, as well as "pari passu" clauses. This agreement to a large extent replaces the credit lines mentioned above and will be used to finance the business activities planned for 2002. In addition, REpower Systems AG works together with two banks.

Current and future investments

Current investments

Approximately EUR 9.0 million in investments are planned for the current fiscal year. Of those investments, approximately EUR 1.5 million are planned for the MM 70 prototype and approximately EUR 4.0 million are planned for the expansion of our production facilities at the Husum and Trampe. The Company is also planning to invest approximately EUR 3.5 million in financial assets, primarily equity interests in foreign companies.

To the extent that the amount of financing that these investments require exceeds the resources provided by current operating activities, this need will be met by funds provided by financing activities, including the net issuing proceeds from the Offering.

Important future investments

In both the on- and offshore areas, our investment activities, aside from investments in connection with prototypes of new wind turbines, will focus on investments at the Husum and Trampe production locations, which are designed to:

(i) expand storage capacity;

(ii) replace tools and machinery;

(iii) increase the number of automobiles and trucks for service and maintenance personnel; and

(iv) expand our financial assets to strengthen our international presence.

Neither the Company nor Schroder Salomon Smith Barney makes any representation as to the accuracy of the sources of the information contained in this section of the offering memorandum.

Energy Demand

Worldwide demand for energy is expected to increase in the coming years. The International Energy Agency (the "IEA") has estimated that global electric power generation will grow 2.7% annually from 1997 to 2020. (*Source: Global Energy Outlook 2000, Focus; International Energy Agency, OECD, 2000, pp. 91, 92*). According to a study by Shell International Limited (the "Shell Study"), renewable energy sources, defined as energy obtained from inexhaustible natural sources such as wind, geothermal, solar, biomass, hydro- and wave power, accounted for 8% of gross energy consumption worldwide. By comparison, oil, nuclear energy, natural gas and coal accounted for 39%, 7%, 23% and 23% of gross energy consumption worldwide, respectively. (*Source: Energy Needs, Choices and Possibilities, Global Business Environment, Shell International, 2001, p. 60*). Although renewable energy sources represent only a small portion of total energy revenues, their share of total electrical power generated worldwide has grown considerably in recent years and is expected to steadily grow in importance over the next twenty years (*Source: World Energy Outlook, Insights 2001, International Energy Agency, OECD, 2001, p. 307*). According to the IEA, wind energy's market share will grow despite the adequacy of known fossil fuel sources to cover energy demands up until 2020 because production costs for energy generated from fossil fuel sources (in particular, gas) are expected to increase due to the depletion of easily accessible energy resources located in the proximity of the end-user countries. (*Source: World Energy Outlook, Insights 2001; International Energy Agency, OECD, 2001, p. 13, 25*). Increasing transportation costs and the increasing dependence of OECD countries on a small number of producers in the Middle East may compound this problem. (*Source: World Energy Outlook, Insights 2001, International Energy Agency, OECD, 2001, p. 25*).

Renewable Energy Sources

The commercial application of renewable energy sources began in the late 1970's as a result of the oil crises in 1973 and 1979 and as a result of the rising concern of industrialized nations about their dependency on fossil fuels and the danger of depleting the sources of fossil fuels. The use of renewable energy sources gained worldwide support in the 1990's as the necessity for reducing greenhouse gas emissions was recognized.

In its White Paper, "Energy for the Future: Renewable Sources of Energy" (the "EU Energy Paper"), the European Union Commission has estimated that the generation of electrical power through renewable energy sources would grow at an average compounded annual rate of 4.7% between 1995 and 2010. (*Source: Energy for the Future: Renewable Sources of Energy, White Paper for a Community Strategy and Action Plan, European Commission, 1997, p. 51*). In addition, the IEA estimates that the use of electrical energy generated by renewable sources will grow at an annual rate of 2.3% until 2021. (*Source: World Energy Outlook, Insights 2001, International Energy Agency, OECD, 2001*). This increase is likely to depend on the cost efficiency of using renewable energy sources as compared to other energy sources.

Growth Factors for Renewable Energy Sources

In recent years, the growth in the market for renewable energy sources has been fueled by a number of factors, including:

- ***Shortage of energy sources.*** Although worldwide reserves of fossil fuels, such as oil, are expected to last far beyond 2020, the use of fossil fuels will require significant future investment. This increased cost combined with the decreased availability of fossil fuels as sources become increasingly limited is forcing governments to increasingly focus on the development of renewable energy sources. (*Source: World Energy Outlook, Insights 2001; International Energy Agency, OECD, 2001, p. 16*). According to the Shell Study, estimates for the size of fossil fuel reserves, especially for gas, are not accurate. (*Source: Energy Needs, Choices and Possibilities; Global Business Environment, Shell International, 2001, p. 18*). In addition, although adequate reserves are available to cover demand for the next few decades, it is generally expected that the price for energy generated through fossil fuels will increase because the easiest and most efficient sources are becoming depleted.

- ***Deregulation and privatization of the energy sector.*** With the privatization of the utility and energy industries in many countries, many former monopoly operators are facing new competition and are using sophisticated products and strategies that focus on particular segments of the market to enable them to better compete. As a result, deregulation and privatization have encouraged a number of large utility and energy companies to become more involved in the field of renewable energy sources.
- ***Changes in consumer behavior.*** Due to a growing sensitivity to environmental issues, many energy consumers are expressing interest in buying "green" electricity. In the long term, the rejection of nuclear energy and fossil fuels by traditional energy consumers could help expand the market for electricity generated by renewable energy sources.
- ***Growing political support.*** Many governments have taken steps to encourage technological advancements in the field of renewable energy. The Kyoto Protocol to the United Nations Framework Convention on Climate Change (the "Kyoto Protocol") signed in December 1997 provides emission limits which industrialized countries must abide by and identifies the support of renewable energy as a specific means for reducing emissions of greenhouse gases. The countries that signed the Kyoto Protocol agreed to reduce CO2 emission levels by at least 5% as compared to 1990 levels. (*Source: Kyoto Protocol to the United Nations Framework Convention on Climate Change; UN, 1997, Section 3 (1)*). In addition, the EU Energy Paper established a goal for member states to increase the share of renewable energy in their total power production to 12% by the 2010. (*Source: Energy for the Future: Renewable Sources of Energy, White Paper for a Community Strategy and Action Plan, European Commission, 1997, p. 10*). Programs, which include tax and investment incentives and guaranteed minimum pricing, fueled by the above described changes in policy, have had the greatest positive effect on the renewable energy market.
- ***Improved efficiency.*** According to a study included in the Shell Study, approximately one third of future global demand for energy could be supplied by renewable energy sources by 2050. (*Source: Energy Needs, Choices and Possibilities, Global Business Environment, Shell International, 2001, p. 60*). This study based its projection on the assumption that costs for renewable energy, especially for wind energy, will continue to decrease. Production costs associated with renewable energy have already decreased due to technical developments and economies of scale.

Development of the Wind Energy Industry

Each method for generating electricity, including energy generated through gas, coal, nuclear energy, oil, hydropower, solar power, wind energy and biomass, has its own economic and ecological characteristics. Wind energy has a number of key advantages as compared to other forms of electricity generation, including its non-reliance on fossil fuels, its low impact on the environment, and its short installation time. However, wind energy's primary disadvantage is that power generation is not constant and depends on the availability of wind. Without appropriate and economical storage facilities, wind energy cannot supply constant electricity to an energy grid. However, a portion of the electrical output generated by wind can remain continuous when a large network of wind turbines is available which can take advantage of regional differences in wind conditions.

Wind energy is the fastest growing renewable energy source, and estimates are that it will grow at an annual average rate of 13% over the next 20 years. (*Source: World Energy Outlook, Insights 2001, International Energy Agency, OECD, 2001, p. 311*). Among the other forms of renewable energy, hydropower continues to grow in developing markets such as China and Latin America, with moderate annual increases of 1.8% expected worldwide over the next 20 years. (*Source: World Energy Outlook, Insights 2001, International Energy Agency, OECD, 2001, p. 311*).

Key Factors Affecting Future Growth

The key factors affecting the future growth of wind energy include the following:

Improved efficiency. Wind turbines installed at suitable sites and equipped with the latest technology are already cost competitive with newly constructed coal-fired power plants. This is due to a combination of factors including larger turbines, improvements in the selection of sites, and higher efficiency. The following graph and diagram set forth historical and future anticipated prices per kilowatt-hour and the average size and power ratings of wind turbines installed.

Development of Costs of Wind Turbines
(German Federal Association of Wind Energy)



Related Costs
(base value 1990 = 100%)
100%
90%
80%
70%
60%
50%
40%
30%
1990
1992
1994
1996
1998
2000
2002
2004

Development of Average Rotor Diameter and Power Rating of Wind Turbines
(German Federal Association of Wind Energy)



Power Rating in Kilowatts
Average Rotor Diameter in Meters
3.000
2.500
2.000
1.500
1.000
500
0
90
80
70
60
50
40
30
20
10
0
D = 15 m
P = 55 kW
H = 25 m
D = 20 m
P = 75 kW
H = 30 m
D = 30 m
P = 300 kW
H = 40 m
D = 45 m
P = 600 kW
H = 60 m
Diameter
Power
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002

Cost reductions are achieved by making the wind turbines more economical and increasing technical efficiency. According to a report published by manufacturers of wind turbines and BTM Consult ApS (the "Wind Energy Development Report"), costs associated with wind energy can be reduced by an additional 15% in the future as compared to 1999. *(Source: International Wind Energy Development, World Market Update, BTM Consult ApS, March 2001, p 18).* In addition, a study on historical figures for energy technology published by the OECD found that between 1980 and 1995 every time the number of wind turbines operating within the European Union doubled the average cost per kilowatt generated through wind energy dropped by approximately 18%. *(Source: Experience Curves for Energy Technology Policy; International Energy Agency, OECD, 2000, pp. 11, 12, 21, 54).*

Key geographic regions with growth potential. The commercial use of wind energy in high-wind regions, such as Scotland, Ireland, Norway, Greece and the French coast, is just beginning to develop. Installing wind turbines at suitable sites in these regions will make wind energy competitive even with little government support. The following map sets forth the areas in Europe where wind parks could be installed and their relative wind speed based on a study by the Risø National Laboratory in Denmark.

European Onshore Wind Resources
(Source: Risø, Windmap Europe Land, Risø National Laboratory, Denmark)


500 km
(c) 1989 Risø National Laboratory, Denmark

Wind Conditions at 50 meters above Ground Level for Five Different Topographic Conditions

	Sheltered Terrain		Open Plain		At a Sea Coast		Open Sea		Hills and Ridges	
	m s^{-1}	W m^{-2}	m s^{-1}	W m^{-2}	m s^{-1}	W m^{-2}	m s^{-1}	W m^{-2}	m s^{-1}	W m^{-2}
	> 6.0	> 250	> 7.5	> 500	> 8.5	> 700	> 9.0	> 800	> 11.5	> 1800
	5.0 - 6.0	150 - 250	6.5 - 7.5	300 - 500	7.0 - 8.5	400 - 700	8.0 - 9.0	600 - 800	10.0 - 11.5	1200 - 1800
	4.5 - 5.0	100 - 150	5.5 - 6.5	200 - 300	6.0 - 7.0	250 - 400	7.0 - 8.0	400 - 600	8.5 - 10.0	700 - 1200
	3.5 - 4.5	50 - 100	4.5 - 5.5	100 - 200	5.0 - 6.0	150 - 250	5.5 - 7.0	200 - 400	7.0 - 8.5	400 - 700
	< 3.5	< 50	< 4.5	< 100	< 5.0	< 150	< 5.5	< 200	< 7.0	< 400

European Wind Atlas — (c) 1989 Risø National Laboratory, Denmark

Offshore wind parks. New high-quality, land-based sites in countries with developed wind energy markets are becoming increasingly scarce. As a result, wind parks are increasingly being planned for installation on the open seas. In addition to the availability of potential new sites, the advantages of installing wind parks on the open seas include higher wind velocities and lower visual and acoustical disturbance. The areas where offshore wind parks may be developed are extensive. The following map illustrates offshore wind energy resources in Europe.

European Offshore Wind Resources
(Source: Risø, Windmap Europe Sea, Risø National Laboratory, Denmark)


300 km
(c) 1989 Risø National Laboratory Denmark
High Speed
Low Speed

Wind Resources over Open Sea (more than 10 km offshore) for five Standard Heights

	10 m		25 m		50 m		100 m		200 m	
	m s^{-1}	W m^{-2}	m s^{-1}	W m^{-2}	m s^{-1}	W m^{-2}	m s^{-1}	W m^{-2}	m s^{-1}	W m^{-2}
	> 8.0	> 600	> 8.5	> 700	> 9.0	> 800	> 10.0	> 1100	> 11.0	> 1500
	7.0 - 8.0	350 - 600	7.5 - 8.5	450 - 700	8.0 - 9.0	600 - 800	8.5 - 10.0	650 - 1100	9.5 - 11.0	900 - 1500
	6.0 - 7.0	250 - 300	6.5 - 7.5	300 - 450	7.0 - 8.0	400 - 600	7.5 - 8.5	450 - 650	8.0 - 9.5	600 - 900
	4.5 - 6.0	100 - 250	5.0 - 6.5	150 - 300	5.5 - 7.0	200 - 400	6.0 - 7.5	250 - 450	6.5 - 8.0	300 - 600
	< 4.5	< 100	< 5.0	< 150	< 5.5	< 200	< 6.0	< 250	< 6.5	< 300

In Germany, the Federal Ministry of the Environment has launched a research program to study the ecological effects of offshore wind energy production (*Source: New Focus in the Research of Renewable Energies: Federal Ministry of the Environment, 2000, pp. 113, 114*). This research program is based on the German government's plan to generate approximately 2,000 to 3,000 megawatts of electricity through offshore wind turbines by 2010 and approximately 25,000 to 30,000 megawatts by 2030. (*Source: Federal Ministry of the Environment Supports the Advancement of Renewable Energy with EUR 30 million; Press Release no. 19/02 dated February 4, 2002*).

New equipment. Older wind parks located at existing sites with good wind generating characteristics will most likely be replaced by larger and more efficient wind turbines in the next few years, a process known as "repowering." As long as higher network capacities are available and technical and regulatory requirements are met, future "repowering" will increase the power generated by existing sites.

Historical Market Development

Due to the above key factors, wind energy has enjoyed the highest growth, based on total numbers, of all types of renewable energy sources. According to the International Wind Energy Development Report, electrical power generated worldwide by wind turbines increased by 32% annually between 1996 and 2000. (*Source: International Wind Energy Development, World Market Update 2000, BTM Consult ApS, March 2001, p 37*).

The following table sets forth the number of wind turbines installed in the most important economic region between 1998 and 2000:

Expansion of Wind Power Capacity 1998-2000

	1998	1999	2000
	(Number of installations per year)		
Germany	*983*	*1,732*	*1,552*
Europe (including Germany)	2,733	4,389	4,624
Asia	33	438	650
America	416	(177)	261
Rest of World	1	134	156
Total	3,183	4,784	5,691

Source: International Wind Energy Development, World Market Update 2000, BTM Consult ApS, March 2001, p. 8.

According to the International Wind Energy Development Report, the total cumulative capacity of wind turbines installed worldwide amounted to 18,449 megawatts by the end of 2000. (*Source: International Wind Energy Development, World Market Update 2000, BTM Consult ApS, March 2001, p. 8*).

The following table sets forth the power ratings and number of new wind turbines installed in Germany for the periods specified:

Wind Energy in Germany 1997-2001	1997	1998	1999	2000	2001
	mW/ Number	mW/ Number	mW/ Number	mW/ Number	mW/ Number
Power ratings of new installations	534	793	1,568	1,665	2,659
Number of new wind turbines	849	1,010	1,670	1,490	2,079

Source: German Federal Association of Wind Energy, December 31, 2001.

In 2001, Germany had a record number of 2,079 new installations of wind turbines with a total power rating of 2,659 megawatts. Overall, the wind turbines installed in Germany generated 3.3% of the country's total electricity in 2001. In certain areas such as Schleswig-Holstein, wind energy had a 25% share in the total production of electricity. (*Source: Statistics of Wind Energy Installations in Germany; Press Release German Wind Energy Institute, January 2002*).

Overview

The REpower Systems Group specializes in the development, production, licensing and distribution of technologically advanced and innovative wind turbines and the development of wind parks. The focus of our business is on the rapidly growing market for multi-megawatt wind turbines (more than 1 MW). The Group's activities are rounded out by an extensive after-sales service for the operators of the wind turbines that we build, which covers operations management, as well as service and maintenance of the wind turbines.

By concentrating our activities on development, production, distribution and project development, we believe that we are focused on those parts of the value chain which the Group believes offer high profitability and synergy effects. The components of the wind turbines that we build (e.g., towers, generators, rotors and gearboxes) are not produced by us, but are delivered by third party manufacturers, partly using our proprietary know-how. This limited vertical integration and the associated reduced capital requirements allow an efficient investment of capital in our business.

The Group has experience from the installation of more than 650 wind turbines worldwide (through the end of 2001) with a total capacity of approximately 400 MW. The Group installed 72 wind turbines with a total capacity of approximately 64.2 MW in 2000, and 125 wind turbines with a total capacity of approximately 132.7 MW in 2001. On this basis, we generated sales of EUR 141.6 million and income before taxes and minority interests of EUR 16.5 million in 2001. We were able to increase our sales in the last two fiscal years by 72.3% (average annual growth rate) as compared to fiscal year 1999. At the end of 2001, the Group had 260 employees.

In Germany, the Group aims to expand in the short term through the development of a number of contractually secured new sites. In the context of its further growth, the Group's focus is on expanding internationally, particularly in the European market. In the medium term, the Group intends to play a meaningful role in taking advantage of opportunities arising from the re-equipping of existing sites with newer, more advanced wind turbines ("repowering") and to develop its business with offshore wind turbines.

History of the REpower Systems Group

REpower Systems AG is the result of the merger of five established mid-sized companies into one entity — see "Our Existing Shareholders — Corporate History of Our Share Capital":

- Jacobs Energie GmbH, Husum, including the wind energy division of Husumer Schiffswerft (HSW), Inh. Gebr. Kröger GmbH & Co. KG, which was acquired at the start of 2000;
- Projektentwicklungsgesellschaft Denker & Wulf AG, a project development company established in 1995;
- BWU-Brandenburgische Wind- und Umwelttechnologien GmbH and BWU-Anlagenfertigung und -service GmbH, wind turbine manufacturers based in Trampe, which were established in 1996 and 1998, respectively; and
- Engineering-Gesellschaft pro + pro Energiesysteme GmbH & Co. KG, Rendsburg, an engineering company which was established in 1997.

Before their merger into the REpower Systems Group, these companies had already closely cooperated both in the development and production of wind turbines, as well as in the wind project business.

Strategy

We believe that we are well-positioned to grow disproportionately quickly in the market for wind energy. Our strategic goal is to occupy a meaningful position in the wind energy market. We are therefore planning to expand our domestic and international market share and to further build on our recognized technological quality in the multi-megawatt class of wind turbines. In particular, we plan to use our limited vertical integration to invest our resources efficiently with a view to the realization of growth objectives while taking profitability into consideration.

We believe that we have the following competitive advantages which we propose to use in realizing our strategy.

Competitive Advantages

We believe that our business model offers certain competitive advantages which can be used to achieve the growth which we aspire to:

Recognized technological quality

The Group has a technologically strong position based on its wide range of wind turbines and its know-how in the technological development of wind turbines, which has for some years been a determining factor for the development of the market for wind energy products. The quality of our wind turbines is recognized in the market. Significant competitors in the wind energy industry such as Gamesa Energia S.A., Südwind Energy GmbH (Nordex Group), Jeumont S.A. and Fuhrländer AG produce wind turbines partly on the basis of our licenses.

Limited Vertical Integration

The REpower Systems Group concentrates on the manufacturing of wind turbines and the development of turnkey wind turbines and wind parks as well as on after-sales service and thus occupies, in the opinion of its management, those parts of the value chain which the Group believes to be the most important and profitable in relation to capital employed. The components of the wind turbines that the Group builds are produced and delivered by third party manufacturers, partly using our proprietary know-how. This results in a lower capital intensity in comparison to the Group's competitors. This limited vertical integration also increases the flexibility of our business and allows for the rapid transfer of our technological know-how to licensees and the rapid build-up of our assembly capability outside of Germany.

Long-Standing Know-How in Project Development

Our subsidiary Denker & Wulf AG has been established in the field of project development and operation of wind turbines and wind parks for many years, which provides for stability in our sales. Of the most significant manufacturers of wind turbines, only Gamesa Energia S.A., one of our licensees, has a strong subsidiary in the project development business. Because of the limited capital intensity and relatively high margins associated with the wind project development business, this business area also makes a considerable contribution to the results of the REpower Systems Group. In the future, we plan increasingly to deploy Denker & Wulf AG's long-standing know-how, which has been gained hitherto primarily in Germany, in other markets.

Reliability of Planning

The REpower Systems Group has a number of secured locations, i.e., locations in relation to which the Group has secured exclusive usage rights on which to build wind turbines and wind projects. Subject to the receipt of the necessary permissions and satisfaction of further preliminary technical and contractual requirements, these locations could permit the installation of new wind turbines with a total capacity of up to 600 MW. In various international markets, contracts for the installation of new wind turbines with a capacity of up to approximately 170 MW have already been agreed or are in an advanced state of negotiation. On the basis of the considerable lead times for projects of this nature and the large number of already contractually agreed-upon locations, the project development business enables reliable planning and contributes to the optimal utilization of existing production capacities.

International Expansion

Our stated goal is the international expansion of our business in parallel with the development of our business within Germany. In accessing new markets, we use various instruments which allow us the necessary degree of flexibility:

- The formation of subsidiaries or affiliates for the distribution and after-sales service on location in important markets in order to best meet the requirements of customers in different countries. The Group is already represented through subsidiaries or affiliates in Greece, France, Spain, Poland and the Czech Republic.

- The formation of joint ventures with local project developers which have the necessary access to owners of locations, for example, communes and public organizations, or with wind turbine manufacturers which offer a low-cost local assembly with German quality standards and which can reduce the logistics costs for the transport of turbines from the locations where they are produced to the sites where they are installed. An example of this is the joint venture Les Vents de France S.A.S. which we established with the Belgian company Turbowinds.

- The granting of licenses in countries in which we do not wish to build a distribution or a production business (e.g., China) or in markets in which there are opportunities to ensure a more rapid penetration of the market by working together with a partner. The license fees also cover a large part of our research and development costs.

The REpower Systems Group and its management are also involved in many national and international organizations and pilot projects in the area of renewable energy, which provide a good network and thus access to promising new projects.

Development of New Growth Areas

Repowering

In the market for large capacity wind turbines of the multi-megawatt class, which is a particularly fast-growing and, in our opinion, the most important market in terms of future sales, we have a leading position with respect to technology. This is important for the ability to re-equip older wind parks with larger and more efficient wind turbines, a process called "repowering". We aim to play a meaningful role within this growth market in the medium term.

Use of Special Sites

In the onshore area, we are seeking additional growth through special locations in Germany such as landfills or former military sites.

Development of Offshore Turbines

We intend to reinforce our technological quality with the development of an offshore wind turbine and also to establish a good basis for the development of future wind parks on the open seas. Framework agreements for the delivery of machines for five offshore wind parks in the North Sea and the Baltic Sea are expected to provide an impetus for new growth starting in 2005. We have ended by mutual agreement a cooperation contract with our partner Nordex AG which we signed in July 2001 for the development of an offshore wind turbine. In the future, we will pursue the development of our own 5 MW offshore wind turbine (with the model name "REpower 5M") independently of Nordex AG, whereas the developments we have made to date are available to both cooperation partners.

Investments in Other Renewable Energy Sources

We are also active in other renewable energy areas with a limited financial involvement in order to identify interesting future areas for activity at an early stage. We have for this reason contributed to two studies on geothermic power generation in Germany. We are also involved to a limited extent in the use of hydroelectric power.

Production of Wind Turbines

We generally manufacture our own wind turbines. We are currently manufacturing a range of wind turbines in the 0.6 - 1.5 megawatt power class at our facilities in Husum and Trampe. We are also developing a 2-megawatt wind turbine which should be completed in 2002, a 3-megawatt wind turbine to be completed in 2003, and a 5-megawatt offshore wind turbine to be completed in 2004. In addition, we are continually optimizing and developing our delivery systems in order to adapt to changing market trends.

The product: wind turbines

Modern wind turbines are technically complex products. All components must be optimally integrated with one another to function properly. Typically, a wind turbine consists of three main components: the tower, the gondola that houses the mechanical and electrotechnological elements of the wind turbine (the hub and the drive train which is linked to the gearbox and the generator), and the rotor. The wind turbine converts constantly changing winds into electrical energy and should do so with the lowest possible loss of electrical energy in the process. The quality of a wind turbine depends on, among other things, the following factors:

- The rotor blades must capture a maximum amount of wind energy and convert it into mechanical energy (torque).
- The drive train and generator must convert the torque into electrical energy with the lowest possible power loss.
- The wind turbine must enable the components to act together optimally to achieve the highest possible energy yield, despite changing wind conditions.
- To guarantee trouble-free operation, the components must be stable and function reliably over long periods of time despite the immense mechanical strains imposed on them.

In addition to their power rating and size, the delivery program's various wind turbines differ principally in terms of the technology used for capacity control. While the simpler stall technology is used for wind turbines under 1 megawatt, larger wind turbines of 1 megawatt or higher are equipped with pitch technology. We believe that the advantage of a higher energy yield outweighs the higher costs of pitch technology in these larger wind turbines.

Research and development

Our research and development division located in Rendsburg has recently been substantially expanded. In fiscal year 2001, the Company invested approximately EUR 2.8 million on research and development costs (consisting of personnel expenses, and other operational purposes and write-downs). At the end of 2001, a total of 26 employees worked on the development of new wind turbines at Rendsburg. Our goals for the development of our products are:

- Reducing manufacturing costs;
- Developing new market segments, for example, by adapting product lines for mounting on lattice towers;
- Extending our know-how to create revenue. We are developing our own optimized components for wind turbines such as rotor blades and control and electrical systems that can be manufactured in batches. This can reduce our dependence on suppliers and increase our profitability;
- Developing the next generation of multi-megawatt wind turbines (2-megawatt-, 3-megawatt-onshore turbines and 5-megawatt-offshore turbines).

We expect to construct the first prototype of the newly developed 2-megawatt turbine (MM 70 model) which has a rotor diameter of 70 meters by mid-2002. The technical plan is based on the MD 70/77 model.

Production and sales

Our production facilities at Husum and Trampe manufacture gondolas that house the basic mechanical and electrotechnical parts of a wind turbine, such as hubs, drive trains with gearboxes and generators, as well as control and electrical systems. The equipment is assembled at the site of the wind turbine, and rotor blades and the tower are delivered on a "just in time" basis. With the investment of additional, relatively small amounts to expand our facilities at Husum and Trampe, we believe that together they could annually produce more than 400 wind turbines in single-shift operations per year. In addition to installing wind turbines, both production facilities also perform service and maintenance functions.

Our sales unit for wind turbines is also located in Husum. The Husum plant was developed as a new facility through the acquisition of the wind energy division of the Husumer Schiffswerft (HSW) in February 2000. The Husum facility makes batch production possible. The storage capacity at Husum was increased in 2001 with the addition of a warehouse.

We also assemble all types of wind turbines at our facility in Trampe. This facility, which is located in the State of Brandenburg, takes advantage of the region's long tradition of machine building and metal processing, which ensures the availability of a large number of well-trained, skilled personnel and of other companies to supply wind turbine components. We invested approximately EUR 1.5 million in the expansion of the Trampe facility in 2001. As a result, the Trampe plant now has the capacity to produce six wind turbines of the MD 70/77 model simultaneously.

Delivery program

The current delivery program comprises the following five wind turbine models which can be used under varying geographical and economic conditions:

Model	48/600 and 48/750	57/1000	MD 70 and MD 77
Rotor diameter	48 m	57 m	70/77 m
Power rating	600/ 750 kW	1.050 kW	1.500 kW
Power control	Stall	Hydr. Pitch	Elec. Pitch
Rotor speed	2x/1x fix	2x soft	Variable
Prototype	1997	1995	1998/2000
Installed turbines (by the end of 2001)	84	96	83
Licensed turbines (by the end of 2001)	—	—	118

Wind turbines up to 1 megawatt

The 48/600 and 48/750 wind turbines certified by Germanischer Lloyd have an electrical power rating of 600 kilowatts and 750 kilowatts, respectively. Both models have a rotor diameter of 48 meters and achieve power control through the stall principle. With their relatively large rotors and corresponding tower heights, the 48/600 and 48/750 wind turbines are able to generate substantial income, even at locations in Germany with low wind speeds. Depending on the tower height and certification, both turbines are also suitable for use in countries with stronger winds, such as Spain or Ireland. By December 31, 2001, a total of 84 model 48/600 and 48/750 wind turbines had been installed.

The 57/1000 wind turbine was originally developed by the Husumer Schiffswerft (HSW) and was certified by Germanischer Lloyd with a 57/1000 model. It has an electrical power rating of 1,050 kilowatts. The rotor diameter is 57 meters, and power control is achieved through the pitch principle. Through its compact construction, the 57/1000 model is able to generate comparatively good income, even at locations in Germany with relatively low wind speeds. By December 31, 2001, a total of 96 wind turbines of the 57/1000 model had been installed.

1.5 megawatt wind turbines

The MD 70 model has an electrical power rating of 1.5 megawatts. The majority of licenses granted by the Company involve the MD 70 model. Its modular construction permits development of a product line in which rotor diameter and hub height can be adapted to specific locations or uses. To improve profitability of many locations in Germany, the MD 70 model may be equipped with a rotor which has a 77-meter diameter (MD 77 model). The larger diameter and the various increased tower heights enable the MD 77 model to generate up to 14% more energy income. To improve profitability at low-wind locations, we also build the MD 77 model with a hub height of up to 100 meters. In addition, we can provide a more cost-effective lattice tower with hub heights of up to 111.5 meters. By December 31, 2001, we had installed a total of 83 MD 70 and MD 77 models and had licensed a total of 118 MD 70 and MD 77 models.

Licenses

Some of our products are available as complete license packages. This offers the licensee direct access to a finished, proven, tested, inspected and certified product with complete technical documentation for manufacture and purchase, which enables the licensee to enter new markets rapidly with precisely defined costs and risks. The sale of product licenses has good business potential, especially in markets outside Germany. The following six companies currently have licenses to use our products:

- Südwind Energy GmbH (Nordex Group), S70/S77 model (constructed in the same way as MD 70/77 model);
- Fuhrländer AG, FL MD 70/77 (constructed in the same way as MD 70/77 model);
- Gamesa Energia S.A., G70/77 (Spain — constructed in the same way as MD 70/77 model);
- Les Vents de France S.A.S. (France — MD 70/77 model);
- Jeumont S.A. (France — partial license for MD 70/77 model; the license is partial in that the license agreement does not cover the entire wind turbine but only the tower and the complete rotor, including pitch system and control but not including the generator because Jeumont S.A. manufactures a gearless wind turbine); and
- Goldwind Sc. & Technology Stock & Co. and Zhejiang Windey Technology Co. (both in China — 48/600 and 48/750 models).

A description of license agreements material to our business can be found in this offering memorandum under "Material Licensing Agreements."

These license agreements show that technology is accepted in the market, as some of our direct competitors in the wind energy market such as Nordex AG, through its subsidiary Südwind Energy GmbH, and Gamesa Energia S.A. use our technology. We also grant licenses in markets such as China where we currently do not plan to establish production or sales or in other markets which may be penetrated faster with an on-site partner.

Project development

We provide a full range of project services in Germany through our subsidiary Denker & Wulf AG. These project services include:

- Analysis and acquisition of suitable sites for the installment of wind turbines, including signing leases with property owners or, in certain individual cases, acquiring property;
- Planning and development of wind parks;
- Sales to turbine operators or support of potential turbine operators in structuring the financing of these activities;
- Coordinating the construction of turnkey wind turbines; and
- Operational management and service.

Denker & Wulf AG's range of services starts with assistance in the acquisition of a location for the installment of wind parks. This service includes property examinations, capacity and sound-level tests, safety and network capacity analyses, which are sometimes conducted by a network of licensees, some of which are long-standing, and negotiation of appropriate contracts. In addition, Denker & Wulf AG provides an entire range of planning services, including support for project financing and the coordination and construction of the entire turnkey project for sale to outside investors. In addition, Denker & Wulf AG provides ongoing financial and technical operations management for its wind turbines. More than 200 wind turbines have been built by Denker & Wulf AG to date, most of which have been sold to individual investors. This allowed Denker & Wulf AG to avoid the high cost of relying on financing partners for sales and provided higher returns as compared to what would have been possible through the funding models of its competitors. Although Denker & Wulf AG primarily uses our wind turbines in its projects, it uses other manufacturers' wind turbines in certain special circumstances.

Our subsidiaries and affiliated companies provide project development in markets outside Germany. In August 2001, our Greek affiliate, Aioliki REpower, was successful in a bidding contest for wind parks organized by Greek regulatory authorities (*RAE*). After obtaining the necessary official permits, Aioliki REpower will have project development rights for three wind parks. Aioliki REpower is also advising other Greek companies on the development of three additional wind parks. With a total capacity of 43.5 megawatts, these wind parks will be built beginning in spring 2003 in the northeastern regions of Greece. Model 48/750 wind turbines will be installed, and all 58 machines will be produced at our facilities in Husum and Trampe. Bids by Aioliki REpower for additional wind parks with a total capacity of more than 150 megawatts are still being reviewed by *RAE*. The Company plans in the medium term to sell its participation in Aioliki REpower.

Organizational structure

We are managed by our Management Board, which consists of four members. They are supported by other executives, most of whom are technical experts in the wind energy field.

Our corporate departments are spread out among our various locations in Germany primarily based on the historical locations of our Predecessor Companies:

- Hamburg is the headquarters of our Management Board and for certain administrative functions such as controlling, legal affairs, marketing, public affairs and investor relations. All foreign business is conducted from Hamburg, including management and control of subsidiaries and joint ventures, as well as the formation and acquisition of new companies outside Germany;
- Research and development is conducted in Rendsburg;
- Husum and Trampe have historically grown as our production facilities; and
- Denker & Wulf AG has its headquarters in Sehestedt.

Customers

We have a customer base which has grown over years, especially at Denker & Wulf AG. In addition, we have gained many new customers over the last two years. We have entered into supply agreements beginning in 2002 with other domestic project developers, such as BOREAS Energie GmbH and Prokon GmbH. We expect that a substantial share of future growth will come from foreign customers.

Thirty-four percent of our total sales in fiscal year 2001 came from Denker & Wulf AG. The remaining 66% of our total sales in 2001 came from our customers. Only one customer accounted for more than 10% of total sales. That customer alone accounted for 20% of total sales of the REpower Systems Group.

Suppliers

With the exception of two components, we purchase our most important components from at least two to three different competitive suppliers. By not relying on one individual supplier, we believe that we are better able to ensure steady production. We currently have only one supplier for rotor blades and one supplier for controls. We have worked on and will continue to work on expanding our suppliers in the near term. The development of our own rotor blades for the MD 70 model in 2001 should enable us to produce rotor blades through third-party production starting in May 2002. We were also able to obtain an additional supplier for rotor blades.

Sales and marketing

The sale of wind turbines is carried out at our Husum facility.

We market our products and services by advertising in national and international wind-energy trade journals and by attending national and international wind energy industry trade fairs in Germany and around the world.

Competition

There are relatively few manufacturers of wind turbines in the international market. Demand for wind turbines on a national and regional level in Germany and worldwide is highly fragmented. Competition in the highly transparent German market is strong. Principal factors which drive competition include efficiency, reliability, price and quality of the products, technological leadership, and the scope and quality of services and training.

Our overall market share in Germany based on all performance classes as of December 31, 2001 was approximately 10.7%, including licensed turbines and approximately 5% excluding licensed turbines, which made us the seventh largest manufacturer of wind turbines in Germany in 2001. We believe that the multi-megawatt market will become far more important in the future. According to our own estimates, we had a worldwide market share in 2001 of approximately 10% in turbines producing more than 1.5 megawatts, including licensed turbines. In the German domestic market, our market share was 16.5%, including licensed turbines, and 6.2% excluding licensed turbines (*Source:* German Federal Association of Wind Energy and Company estimates). Our market share stems primarily from the success of the MD 70/77 models. As described under "Production of Wind Turbines — Research and Development," we aim to further increase our market presence in the future by expanding our product portfolio. Our entry into license agreements with some of our competitors further emphasize our ability to succeed in the technology sector of the wind energy market.

Some of our most significant competitors in the field of wind turbine manufacturing include:

- Enercon AG, Aurich;
- Vestas AG, Husum;
- NEG Micon Deutschland GmbH, Ostenfeld;
- Enron Wind GmbH, Salzbergen (formerly Tacke);
- Nordex AG, Norderstedt (our licensee for MD 70/77 models through its subsidiary Südwind Energy GmbH);
- AN-Windenergie, Bremen;
- DEwind AG, Lübeck; and
- Fuhrländer AG, Waigandshain (our licensee for MD 70/77 models).

In the sector of wind energy project development, we compete against a number of other project developers, all of whom have a relatively small market share. Competition in the wind energy project development business is particularly focused on funding suitable sites to build wind turbines.

Capital expenditures

Our capital expenditures for tangible assets in the last three fiscal years totaled approximately EUR 13.5 million and were primarily related to investments in our production facilities at Husum and Trampe. We invested approximately EUR 3.6 million in these facilities over two years, with EUR 1.6 million invested in fiscal year 2000 and EUR 2.0 million invested in fiscal year 2001. Over the last three years, we invested approximately EUR 3.7 million in adding wind turbine manufacturing to our business, with EUR 1.0 million invested in fiscal year 1999, EUR 1.5 million invested in fiscal year 2000 and EUR 1.2 million invested in fiscal year 2001. Other capital expenditures made in the last three fiscal years related to the acquisition of property to be used for compensation arrangements and wind power sites. In addition, we acquired vehicles, tools and other equipment to support the expansion of all areas of our operations.

The financial investments which we made during the last three fiscal years were mostly related to establishing subsidiaries and affiliated companies abroad.

Capital expenditures which we have earmarked for the current fiscal year amount to approximately EUR 9.0 million, approximately EUR 1.5 million of which is for the development of the MM70 prototype and approximately EUR 4.0 million of which is to finance the further expansion of our production facilities at Husum and Trampe. We are planning additional financial investments in the amount of approximately EUR 3.5 million for the current year. Future investments will be financed primarily through funds from this Offering. See "Use of Proceeds."

Material Licensing Agreements

We derive additional revenues from fees we receive pursuant to licensing agreements through which we license our know-how to other companies.

Company as Licensee

aerodyn Energiesysteme GmbH, Rendsburg contributed significantly to developing the *Protec MD* wind turbine for our legal predecessor pro + pro Energiesysteme GmbH & Co. KG, Rendsburg. The *Protec MD* wind turbine is currently sold under the model designation MD 70/77. Ownership of all development results was transferred to pro + pro Energiesysteme GmbH & Co. KG under agreements dated August 18, 1999 and November 15, 2001. These transfer agreements included, with the consent of aerodyn Engineering GmbH, the owner of the patent rights and former co-partner of pro + pro Energiesysteme GmbH & Co. KG, Rendsburg, a simple, unrestricted, non-exclusive right of use, requiring no additional compensation, for the European patent EP 821 161 (the "Wind Turbine Patent"). aerodyn Engineering GmbH, Rendsburg had applied for the Wind Turbine Patent which relates to a favorable placement of the rotor and the gondola on the tower of a wind turbine. The Wind Turbine Patent has priority over the similar German utility patent 296 12 720 ("Wind Turbine Utility Patent"). Under the agreement, aerodyn Energiesysteme GmbH indemnified us against third party claims resulting from potential patent infringements. As the legal successor of pro + pro Energiesysteme GmbH & Co. KG, we are authorized to grant sublicenses for the Wind Turbine Patent.

On October 9, 2001, we entered into a trademark license agreement with Rätia Energie AG, Switzerland under which Rätia Energie AG granted us a non-exclusive right to use its Swiss trademark and the community trademark RE POWER. The trademark can also be used to offer and supply systems to generate hydropower, wind power, solar power and geothermic power in countries throughout Europe, except for Liechtenstein. The license agreement also grants us the use of the REPOWER.DE and REPOWERSYSTEMS.DE internet domain names. However, the license agreement also provides that (i) a sublicense may be granted only with the written consent of Rätia Energie AG and the license is not transferable; (ii) we agreed not to apply for or own any trademarks containing the name RE POWER and to transfer all announcements and registrations to Rätia Energie AG; and (iii) Rätia Energie AG is under no obligation to take action against any infringement of the trademark by any third party. In addition, Rätia Energie AG is not obligated to maintain the trademarks or to pay any fees associated with such maintenance.

Company as Licensor

Germany

Under an existing license agreement, we have granted Südwind Energy GmbH the right to use our know-how to manufacture, sell and install the *Protec MD* and *Protec MD 77* wind turbines. The license agreement also allows sublicenses in the Wind Turbine Patent and in the Wind Turbine Utility Patent. This agreement will expire on December 31, 2010. Südwind Energy GmbH's right to use, however, will continue but the obligation to pay license fees will not continue. Südwind Energy GmbH is authorized to sublicense and transfer the license to other members of the Nordex Group as long as Südwind Energy GmbH is a member of the Nordex Group, provided that no direct competitor of the Company owns more than 25% of Nordex AG.

On May 16, 2000, we entered into a license agreement under which we granted ArGe MD 70, a joint venture between BWU-Brandenburgische Wind- und Umwelttechnologien GmbH, Jacobs Energie GmbH and Fuhrländer AG, Waigandshain, the right to use our know-how to manufacture, sell and install the *Protec MD 70* model in Germany. Following the merger of BWU-Brandenburgische Wind- und Umwelttechnologien GmbH and Jacobs Energie GmbH into the Company, this agreement remains in effect only with respect to Fuhrländer AG, Waigandshain.

Under a license agreement dated October 1, 1999, we granted Fuhrländer AG the right to use, manufacture, market, sell, install and operate a single prototype model *Protec MD 77* wind turbine. The provisions of the license agreement with ArGe MD 70 apply to this agreement. The agreement is for an indefinite period, and we may cancel it for good cause only.

Spain

Under a November 15, 2001 license agreement, we granted Gamesa Energia S.A. the non-exclusive right to use the Wind Turbine Patent and Wind Turbine Utility Patent for the production of the *Protec MD 70* and *Protec MD 77* models and our related know-how. The license agreement has a term of 10 years and can be cancelled by Gamesa Energia S.A. unless Gamesa Energia S.A. produces the first 50 wind turbines within 20 months after the agreement was signed. The license applies worldwide with the exception of Germany, Japan, Belgium, Luxembourg and France. In addition, we have agreed not to grant any other licenses in Spain, Portugal, Greece, Italy and Brazil to any companies other than Nordex AG, and the Nordex Group company Südwind Energy GmbH and Fuhrländer AG, or any companies controlled by these companies, by Gamesa Energia S.A. or by us. This commitment is effective for the term of the agreement, but it will end on November 23, 2010 if any of the licensed industrial rights should lapse. Further, Gamesa Energia S.A. has agreed that, in the event that it seeks to establish production facilities in joint ventures in Greece, Italy, Brazil, Canada or the United States, it will offer us a 49% partnership share in any such joint venture or it will pay us an additional license fee for all contractual wind turbines installed in these countries. Moreover, Gamesa Energia S.A. has agreed to supply us with 50 rotor blades annually at a preferred price. We have also agreed to discuss other cooperative opportunities with Gamesa Energia S.A., in particular, for the purchase of manufacturing components, the supply of components through the Gamesa network, and collaborative arrangements for the design of future turbine models.

We have granted additional licenses to manufacturers of wind turbines in France and China.

Employees

At the end of fiscal year 2001, we had 248 employees working at our facilities located at Hamburg, Husum, Rendsburg and Trampe. In addition, Denker & Wulf AG had 12 employees at the end of fiscal year 2001.

The following table shows the changes in the number of personnel of the Company and the Predecessor Companies over the last three years. The numbers for the year 2001 reflect the number of employees working for the Company, whereas the numbers for 1999 and 2000 reflect the number of employees working for the Predecessor Companies in those years.

	1999		2000		2001	
Year	Average	As of 12/31	Average	As of 12/31	Average	As of 12/31
Administration (as of 2001 including Hamburg)	3	6	8	15	26	37
Research and Development	10	11	16	20	30	40
Sales, Production, Purchasing	41	54	91	128	149	171
Project Work	5	6	7	8	10	12
Total	59	77	122	171	215	260

Our employees are required to be highly qualified and committed to achieve our strategic operational goals of expansion and growth. We provide our employees with basic and more advanced training on an on-going basis. We have not experienced any work stoppages as a result of worker strikes. The motivation of our employees is high as can be seen by the low absenteeism and the willingness to work overtime.

The leadership of the Company is headed by the Management Board, which consists of four members. The remaining Company executives are primarily experts with particular knowledge in Company know-how.

An employee council has been formed at our facility in Husum for employees of the Company. Currently, the Company has only one employee council, and management is not certain whether additional employee councils will be elected and whether an overall employee council will be established. The Company uses an industry-wide collective bargaining agreement and a collective wage agreement as the wage agreement with their employees at the Husum plant. No union contracts have been signed. In 2002, we intend to sign a union contract regulating working hours.

Insurance

Each of our Predecessor Companies had their own respective insurance agreements. However, as a result of the consolidation and merger, we assumed liability for each respective insurance agreement.

We have the following transportation, installation and warranty insurance: (i) transportation and installation insurance which covers all damages occuring during transport within the European Union and all damages occuring during installation (other than weather-related damage), as well as damages occuring during service, maintenance and repair installation (limited to approximately EUR 250,000 per claim); (ii) machine, machine guarantee and machine business interruption insurance for warranty risks for wind turbines for which there is a maintenance agreement for a period of five years; and (iii) product liability insurance for the duration of the guarantee, which is usually two years. So-called recurring damages (as defined below) cannot be fully insured and are, therefore, only partially insured. The Company has to pay an increasingly larger percentage of a damage claim up to the entire claim if the claim results from damage which can be traced to a construction, material or work-related mistake and such mistake reoccurs in the same type of machine and in the same way as a previous claim occurred (so-called "recurring damage"). The Company has significant insurance in Germany for fire, work interruption, third party liability, electronic and machine-related matters. We are currently reviewing our insurance agreements with partners in foreign markets.

Real property

We predominantly lease our offices, with lease agreements typically lasting for an indefinite period of time. Our administrative offices are located in leased offices at Flughafenstrasse 54, 22335 Hamburg. Our development department is located in leased offices at Hollesenstrasse 15, 24768 Rendsburg. These lease agreements are standard commercial leases. The lease in Hamburg is for an indefinite period and can be terminated with a 12-month notice at the end of any month. The lease in Rendsburg has a fixed term and expires on May 31, 2006.

The administrative offices of Denker & Wulf AG are located at Feldscheide 2, 24814 Sehestedt. The offices are leased from Dr. Klaus-Detlef Wulf, who is the chairman of our Supervisory Board. The lease agreement is a standard commercial lease for an indefinite period. The amount of the lease conforms with local rates.

We own the real estate on which our two production facilities are located. The Husum production facility is located at Rödemis Hallig, 25813 Husum. This land was acquired as part of a contract dated May 9, 2000 with the insolvency administrator of the assets of Husumer Schiffswerft (HSW), Inh. Gebr. Kröger GmbH & Co. KG regarding the acquisition of employment obligations. We also own an adjacent property comprising approximately 69 square meters. In addition, on December 28, 2001, we entered into another purchase agreement with the insolvency administrator on similar conditions for additional parcels located in the former shipyard at Husum. This property will be used to increase production capacity. Our other production facility is located at Kruger Damm 11, 16230 Trampe. Under a November 29, 2000 purchase agreement, we acquired an industrial hall comprising approximately 8,300 square meters. In the purchase agreement, the seller did not guarantee the hall was free of any material defects, but did ensure that he was not aware of any defects.

Legal Proceedings

Other than a patent dispute with an American competitor and the dispute concerning the utility patent of a Danish rotor blade supplier as described under "Risk Factors — Legal and Tax Related Risks — We may be sued by third parties for infringement of their intellectual property rights," neither the Company nor any of its Predecessor Companies were in the last two fiscal years, nor are they presently, party to any legal or arbitration proceedings which may have a material adverse effect on the business or financial condition of the Company. To the best of our knowledge, we do not anticipate any such proceedings against us, Denker & Wulf AG or any other Group companies. If we become liable because of warranty claims for defects in wind turbines, as very occasionally is the case, we will accordingly reduce the purchase price.

Name, Registered Office, Fiscal Year and Duration of the Company

We are registered with the Commercial Register of the District Court of Hamburg under HR B 75543 with the name "REpower Systems AG." Our registered office is in Hamburg. Our address is Flughafenstraße 54, 22335 Hamburg, Germany.

Our fiscal year begins on January 1 and ends on December 31 of the same year. In the year 2000, we had a short fiscal year from April 13, 2000 to December 31, 2000.

The duration of the Company is unlimited.

Business Purpose of the Company

According to our bylaws, our business purpose is the development, production and sale of products in the field of renewable energy, especially wind turbines, and all related services. We are authorized to engage in any appropriate transaction to advance our business purpose, directly or indirectly. In particular, we are authorized to establish identical or similar types of businesses in Germany or abroad, and to acquire, sell or invest in such businesses. We may pursue our business purpose through subsidiaries and associated companies, in whole or in part.

Foundation of the Company

We were founded as a stock corporation on April 13, 2000. Our incorporator was DENALI Holding GmbH, Alsterchaussee 3, 20149 Hamburg, a holding company engaged in acquiring and managing its own assets and those of other companies and equity investments. The Company was registered with the Commercial Register of the District Court of Hamburg under HR B 75543 on May 19, 2000 with the name "DENALI Die III. Verwaltungs-Aktiengesellschaft." Our share capital amounted to EUR 50,000.00 and was divided into 50,000 no par value bearer shares of common stock, each with a notional interest in the share capital of EUR 1.00. At a shareholders' meeting on December 20, 2000, which was subsequently entered in the Commercial Register on March 15, 2001, our shareholders adopted a resolution to change our name to "REpower AG." At a shareholders' meeting on April 27, 2001, which was entered in the Commercial Register on July 2, 2001, our shareholders adopted another resolution to change our name to "REpower Systems AG" and convert our bearer shares to registered shares. At a shareholders' meeting on December 21, 2001, which was entered in the Commercial Register on February 5, 2002, we converted our registered shares back to bearer shares. The Company's registered office has been in Hamburg since it was established.

Economic Background

We were initially established as a so-called "shelf company." We had no operative business until January 1, 2001 when five well-established, medium-sized wind energy businesses combined to form REpower Systems AG. Our economic origins stem from wind turbine manufacturers including Jacobs Energie GmbH, Husum, BWU-Anlagenfertigung und -service GmbH, Trampe, BWU-Brandenburgische Wind- und Umwelttechnologien GmbH, Breydin in the city section of Trampe, and the engineering company pro + pro Energiesysteme GmbH & Co. KG, Rendsburg. All of these companies merged into REpower Systems AG effective January 1, 2001, and their operations were incorporated into the Company. In addition, our operative business is influenced by one of our most significant affiliates, Denker & Wulf AG, Sehestedt. We acquired an approximately 84% stake in Denker & Wulf AG through a non-cash capital contribution, which also became effective January 1, 2001.

The General Meeting of the Shareholders

General shareholders' meetings are convened by the Company's Management Board annually as provided under German law and in our bylaws and more frequently if necessary for the Company. Shareholders' meetings are held at our registered office in Hamburg or in any city where a German stock exchange is located. Under German law and the Company's bylaws, meetings of our shareholders must be announced in the Federal Gazette

(*Bundesanzeiger*) no later than one month before the last deposit date. The announcement date and date of last deposit are not included for purposes of calculating the period of a month. Shareholders who have deposited their Shares at least five calendar days prior to the date on which the meeting is to occur with the Company, a German notary, a securities clearing or deposit bank, or any other office designated in the notice, and leave their Shares at such respective location until the end of the general meeting of shareholders shall be entitled to vote in the shareholders' meeting. If the deposit deadline falls on a Sunday, a Saturday or a government-declared general holiday observed at the place of deposit, then the deposit must be made on the following business day. Saturday is not considered a business day. The deposit is also proper if the Shares are held with the approval of the institution where the Shares are deposited if such Shares are held on a closed account of a credit institution until the end of the general meeting of shareholders.

Every Share is entitled to one vote at shareholder meetings. A shareholder's voting right may be exercised in the shareholder's meeting by the shareholder himself, or his authorized representative or Company appointed-proxy. If proxies are to be authorized to exercise voting rights, then a power-of-attorney must be issued in written form, by fax or electronically in a manner to be determined in detail by the Company. To the extent not required by law or by the Company's bylaws, resolutions at the Company's shareholder meetings are approved by a simple majority of the votes cast. To the extent that German law requires an additional vote of the Company's share capital, resolutions at the Company's shareholder meetings are approved by a simple majority of capital at the meeting. As far as legally permissible, the legal requirements of the Company's articles of association are relaxed.

However, the following resolutions, for example, must be passed by 75% of the share capital represented at the meeting.

(i) Exclusion of preemptive rights in the event of a capital increase;

(ii) Reductions in the capital of the Company;

(iii) Creation of authorized or conditional capital in the Company;

(iv) Resolutions to amend the business purpose set forth in the Company's bylaws;

(v) Dissolution of the Company;

(vi) Transformation processes such as merger, division or changes in the Company's legal form, as well as changing the corporate form of the Company;

(vii) Transfer of all or nearly all of the assets of the Company; and

(viii) Ratification of the Company's entry into management control and profit and loss transfer agreements.

Although we must announce the calling of a regular or special shareholders' meeting as described above, neither the German Stock Corporation Act (*Aktiengesetz*) nor our bylaws require a minimum number of shareholders to constitute a quorum for a shareholders' meeting. Accordingly, minority shareholders may have sufficient votes to adopt certain resolutions that do not require 75% of the share capital in the Company.

Earnings per Share

The table below shows our earnings per share for the last three fiscal years. The calculations are based on the unaudited, examined (*bescheinigt*) pro forma consolidated financial statements for 1999 and 2000 and the audited consolidated financial statements for 2001, both of which have been prepared in accordance with IAS. A fictitious number of individual shares was used as a basis for comparing the entire period. REpower Systems AG did not actually exist during the entire period and did not have subscribed capital equivalent to the number of individual shares shown in the table below.

	1999	2000	2001
Number of Shares[1]	2,928,948 (pro forma)	2,928,948 (pro forma)	3,165,073 (pro forma)
Net income in EUR	971.3	4,766.0	8,990.4
Earnings Per Share in EUR	0.33 (pro forma)	1.63 (pro forma)	2.84 (pro forma)

1) For the pro-forma years (1999 and 2000), the number of shares shown corresponded to the shares issued in the non-cash capital increase of 2001. The number of shares for 2001 was calculated as a weighted average of the shares in circulation in 2001.

We are not including a calculation of dividends per share for the above years since these figures cannot be calculated in a meaningful way as a result of the pro-forma assumptions and the legal structures of the Predecessor Companies.

Incorporation Report

The incorporator has prepared a report of incorporation regarding the incorporation of the Company. The members of our Management and Supervisory Boards reviewed the incorporation process. In their review of incorporation dated April 13, 2000, the members of our Management and Supervisory Boards stated:

"We reviewed the incorporation and have concluded that it meets the requirements of the law. In particular, the information provided by the incorporators concerning the takeover of the shares and the contributions to the share capital is correct. The incorporator subscribed for all the shares and paid for them in full in cash. No special privileges were granted to individual shareholders or members of the management and supervisory boards. The incorporation costs charged to the Company were not reimbursed. Foundation costs must be borne by the Company up to the amount of EUR 5,000.00."

An external incorporation audit by a court-appointed incorporation auditor was unnecessary pursuant to section 33(2) of the German Stock Corporation Act (*Aktiengesetz*) because none of the conditions requiring an external incorporation audit under the German Stock Corporation Act (*Aktiengesetz*) existed.

Our Supervisory Board prepared a post-incorporation report concerning the capital increases against contributions in kind that were required after the incorporation and concerning the implementation of the merger that was resolved at the shareholders' meeting on June 28, 2001 and entered in our Commercial Register on August 1, 2001. MDS MÖHRLE GmbH Wirtschaftsprüfungsgesellschaft, Hafenweg 24, 22769 Hamburg audited the post-incorporation measures. In its post-incorporation audit report dated June 27, 2001, MDS MÖHRLE GmbH stated:

"According to the final result of our proper audit pursuant to section 52(4) of the German Stock Corporation Act (*Aktiengesetz*), based on the certificates, documents, and other materials presented to us and on the explanations and proofs provided to us, we hereby issue the following auditor's certification: the information concerning the transfers of contributions in-kind and mergers, the persons from whom the Company is to obtain these contributions, and the issue amount of the shares to be granted and taken over in exchange thereof — information which is contained in the transfer, contribution, and merger agreements and capital increases against contributions in kind dated May 29, 2001 — is correct and complete. The statements made by the Supervisory Board in the post-incorporation report are correct and complete. The value of the in-kind contributions and asset transfers to be made is at least equal to the issue price of the shares to be granted in exchange for them and the value of the other consideration (value adjustment payment) to be provided. No members of the Management Board nor of the Supervisory Board have requested any special advantages or any compensation or reward for the contribution of assets or for the transfers or the preparation of the transfers or contributions in-kind."

Auditor's Report

The accounting firm of Brinkmann & Partners, Sechslingspforte 2, 22087 Hamburg, audited the annual financial statements of REpower Systems AG (then operating under the name "REpower AG") and prepared them according to the German Commercial Code for the truncated fiscal year from April 13, 2000 to December 31, 2000 and furnished them with an unqualified auditor's certificate.

Susat & Partner OHG Wirtschaftsprüfungsgesellschaft, Warburgstraße 50, 20354 Hamburg, performed an audit according to the German Commercial Code of the annual financial statements of the Company for fiscal year 2001, which were prepared according to German commercial law, and an audit according to IAS of the consolidated financial statements of the Company for the fiscal year 2001, which were prepared according to IAS, and furnished both with an unqualified auditor's certificate. The pro forma consolidated financial statements of the Company for fiscal years 2000 and 1999, prepared according to IAS, were examined *(bescheinigt)* by Susat & Partner OHG Wirtschaftsprüfungsgesellschaft.

The annual financial statements of the Company, prepared according to the German Commercial Code, and the consolidated financial statements of the Company, prepared according to IAS for the fiscal year 2001, as well as the pro forma consolidated financial statements for the fiscal years 2000 and 1999, prepared according to IAS, are printed in the financial portion of this offering memorandum and include the wording of the auditor's certificate and of the other relevant certifications.

Governing Bodies of the Company

We are a stock corporation *(Aktiengesellschaft)* registered under German law. We have a Management Board *(Vorstand)* and a Supervisory Board *(Aufsichtsrat)* as required by the German Stock Corporation Act *(Aktiengesetz)*. Both boards are independent of each other. Our Management Board is responsible for managing the day to day business activities of the Company and is bound by applicable law, our bylaws, and the procedural rules of our Management Board. Our Management Board acts as our representative in any legally binding agreement with third parties. Our Supervisory Board appoints and removes members of our Management Board and is also responsible for supervising the management of the Company. However, our Supervisory Board does not have the authority to make business management decisions. Shareholders exercise their voting rights in annual and special shareholders' meetings of the Company.

The Management Board

The Management Board consists of one or more persons. The Supervisory Board appoints members to and removes members from the Management Board and determines the number of members on the Management Board. The Supervisory Board can appoint representative members of the Management Board, as well as the Chairman of the Management Board.

Management Board resolutions are adopted by a majority vote of the Management Board members. Under the current structure of the Management Board, the chairman has the deciding vote in case of a tie. Pursuant to our Articles of Association *(Satzung)*, our Management Board creates its own rules of procedure unless our Supervisory Board has issued rules of procedure for the Management Board. Our Management Board created its own rules of procedure, which became effective as of April 1, 2001. Each Management Board member is responsible for managing an area of the business, although the Management Board members as a whole remain jointly liable for any decision made by any of them in their capacity as Management Board members. An overview of the individual areas for which each Management Board member is responsible is presented in the table below under "Position."

If only one Management Board member has been appointed, then that member represents us alone. If several Management Board members have been appointed, then we may be represented by two Management Board members or by one Management Board member together with an authorized representative *(Prokurist)*. Our Supervisory Board may empower Management Board members to represent us alone. Our Supervisory Board may even permit Management Board members to represent us in legal transactions to be conducted with themselves or with themselves as representatives of third parties (See section 181, 2nd Alt. of German Civil Code *(Bürgerliches Gesetzbuch ("BGB"))*.

The following table provides the names, ages and positions of the current members of the Management Board of the Company and of Denker & Wulf AG. Their respective backgrounds are listed below.

Name	Age	Position
Management Board of Company		
Professor Dr. Fritz Vahrenholt	52	Chairman of the Management Board — Marketing, Public and Investor Relations/International Sales/New Business Development
Hugo Denker	56	Production/Purchasing/Domestic Sales/International Pilot Projects
Matthias Schubert	42	Research and Development/Offshore
Jens-Peter Stöhr	42	CFO/Personnel Management/Legal/Internal Organization
Management Board of Denker & Wulf AG		
Torsten Levsen	35	Management Board — Denker & Wulf AG, Sehestedt

Professor Dr. Fritz Vahrenholt was born on May 8, 1949 in Gelsenkirchen-Buer. After earning his doctorate at the University of Westphalia in Münster and completing a research fellowship at the Max Planck Institute for Carbon Research in Mühlheim, he held positions with the German Federal Office for the Environment in Berlin and in the Hessian Ministry of the Environment. From 1984 to 1990, Dr. Vahrenholt was a government adviser in the Hamburg Environmental Protection Agency, and from 1990 to 1991, director of the Chancellery of the Hamburg Senate. From 1991 to 1997, Dr. Vahrenholt held the office of Senator and chairman of the Environmental Protection Agency of the Free Hanseatic City of Hamburg and chaired the supervisory board of HEW. In 1998, he joined the management board of Deutsche Shell International Limited and was responsible, among other things, for chemical activities, as well as for the newly established area of renewable energy. In 2000, Dr. Vahrenholt resigned from the management board to join the supervisory board of Shell. In addition, he is the chairman of the board of the Future Energy Forum Bonn (*Forum für Zukunftsenergien Bonn*), chairman of the board of directors of SAM Smart Energy AG, Zurich and is currently or has been a member of the supervisory boards of ThyssenKrupp Technologies AG, Essen, the North German Refinery (*Norddeutsche Raffinerie*), Hamburg, Denker & Wulf AG, Sehestedt, P+T Technology AG, Hamburg (until March 31, 2001), Deutsche Shell GmbH (until June 30, 2001) and ENRO AG, Essen (until November 30, 2001). He is also a member of the German Chancellor's Council for Sustainable Growth. Dr. Vahrenholt has been the chairman of our Management Board since April 2001 and is responsible for the areas of marketing, public and investor relations, international sales and business development.

Hugo Denker was born on July 11, 1945 in Kaiser-Wilhelm-Koog. After completing his education as a banking administrator, Mr. Denker worked as a manager for Commerzbank AG in Brunsbüttel from 1970 to 1989. Mr. Denker was subsequently promoted to the position of branch director at Commerzbank Aktiengesellschaft in 1989. In this capacity, he set an example for the entire German banking sector by establishing the financing of wind energy, which was still not recognized at the time as a worthwhile business. On November 30, 1995, Mr. Denker and Dr. Klaus-Detlef Wulf founded Regenerative Energien Denker & Dr. Wulf KG (currently Denker & Wulf AG). In addition, Mr. Denker is the chairman of the supervisory board of Denker & Wulf AG, as well as the managing director of several of our subsidiaries. Mr. Denker is also a co-founder of REpower Systems AG. Mr. Denker has been a member of our Management Board since December 2000 and is responsible for the areas of production, purchasing, domestic sales, and international pilot projects.

Matthias Schubert was born on January 26, 1960 in Düsseldorf and was raised in Germany and Austria. Mr. Schubert studied in Bonn, Berlin and Ann Arbor (Michigan) and earned an engineering degree in fluid dynamics and an MSE in aerospace engineering. Upon completing his studies, he worked as an academic assistant at the Technical University of Berlin and as an advisor to the Ministry for Research in Wind Energy Systems for Off-Grid Applications. In 1991, Mr. Schubert joined the Atlantis company as director of the department for wind/solar hybrid systems. After two years, Mr. Schubert transferred to the Rendsburg engineering firm aerodyn Energiesysteme GmbH as a development engineer and was responsible for the development of rotor blades, quality management and international projects. Since 1997, Mr. Schubert has been the managing director of the corporate managing partner of the engineering company pro + pro Energiesysteme GmbH & Co. KG in Rendsburg, which developed complete wind turbines and marketed them worldwide as a licensed product. In addition, he is the managing director of one of our subsidiaries. Mr. Schubert has been a member of our Management Board since April 2001 and is responsible for research and development (including quality management) and offshore projects.

Jens-Peter Stöhr was born on July 23, 1959 in Erlangen. After training as a banking administrator, he studied at the Universities of Bonn and Cologne from 1982 to 1986 and earned a masters' degree in business administration (MBA). Subsequently, Mr. Stöhr held various finance and control positions at Deutsche Shell International Limited, Hamburg where he worked as the department head for finance from 1997 to 1999. From January 2000 to March 2001, Mr. Stöhr worked for Shell Europe Oil Products as finance manager for trading and supply in the oil downstream business in Europe. Mr. Stöhr has been a member of our Management Board since April 2001 and is responsible for personnel management, legal and internal organisation.

Management Board of Denker & Wulf AG

Torsten Levsen was born on July 26, 1966 in Husum. Mr. Levsen studied at the University of Kiel from 1988 to 1993, where he earned a degree in agricultural management. Subsequently, he worked as a project leader for Dr. Wulf Windconsult, a company that is active in the area of wind energy, and was responsible for, among other things, project acquisition and management. Since 1996, Mr. Levsen has been a project leader and authorized representative (*Prokurist*) for Regenerative Energien Denker & Dr. Wulf KG (currently Denker & Wulf AG).

Mr. Levsen has been the sole member of Denker & Wulf AG's management board since it changed its legal form from a limited partnership to a stock corporation in October 2001. In addition, he is the managing director of several of our subsidiaries.

Management Board Agreements

We have entered into employment agreements with Management Board members Professor Dr. Fritz Vahrenholt, Matthias Schubert and Jens-Peter Stöhr for their term of appointment on the Management Board, which expires on April 26, 2006. The employment agreement entered into with Management Board member Hugo Denker is also for the length of his term of appointment to the Management Board, which expires on December 19, 2005.

Management Board members will receive a compensation for the duration of their employment agreements with the Company as follows: (i) for 2002 to 2004, a fixed salary of EUR 625,950.00 and (ii) for 2005, a fixed salary of EUR 682,950.00. The difference in the salaries paid to Management Board members in 2002 to 2004 as compared to those paid in 2005 is due to a contractual increase in compensation. In addition, the Company has entered into a commission agreement with a member of the Management Board under which that member will receive a premium payment in 2002 and 2003 of EUR 71,583.23 and a commission of 1.5% of billed licensing fees but at least a minimum of EUR 385.00 for each wind turbine of the MD 70/77 model manufactured by us or under license.

In addition, the Management Board members receive other fringe benefits (e.g., company car and car insurance). The Supervisory Board decides whether to grant additional salary increases and share options to Management Board members. Currently, no such salary increases have been promised with the exception of the commission agreement with one member. Otherwise, the employment agreements contain customary provisions for market-listed companies. In the event that the contract of a member of the Management Board is terminated prior to its expiration, the Company must continue to pay the Management Board member's salary until the end of the term of the employment agreement, except in the case of a serious breach of trust by the Management Board member in question.

Compensation

We paid a total base salary of EUR 500,109.41 plus customary fringe benefits (e.g., company car and insurance) amounting to EUR 16,188.13 to the members of our Management Board in 2001. One member of the Management Board received a Management Board provision and a one-time premium payment of EUR 216,809.87 in 2001. Further, we provisioned EUR 143,161.73 for one-time premium payments to be made in 2002 and 2003. In addition, members of our Management Board received a total of EUR 7,500.00 as compensation for serving on the Supervisory Board of Denker & Wulf AG in 2001. Neither the Company nor any of its subsidiaries have extended any loans to members of our Management Board or to any related parties thereof. In the beginning of 2002, Mr. Denker, a member of the management board of Denker & Wulf AG, repaid loans totalling EUR 58,798.57 to Denker & Wulf AG. Further loans were not granted to members of our Management Board. We have not, nor have any of our subsidiaries and associated companies, guaranteed any obligations of the members of our Management Board or made any other such warranties in their favor. The members of our Management Board are not participating, nor did they participate in 2001, in any business of the Company outside the scope of the business, nor have they otherwise participated in any activities outside the ordinary course of business of the Company. For general information with respect to the related parties of the Company, see financial pages F-24 to F-25. Our Management Board members directly own a total of

65,100 shares in the Company. Each individual Management Board member's shareholding, including indirect shareholding, is presented in tabular form in this offering memorandum under "Our Existing Shareholders — Management Board and Supervisory Board Holdings."

The business address of the members of the Management Board is Flughafenstraße 54, 22335 Hamburg.

Supervisory Board

The Supervisory Board is made up of six members, all of whom are elected by the shareholders of the Company. As the Company has less than 500 employees, it is not subject to co-determination pursuant to section 76 of the Employees' Representation Act of 1952 (*Betriebsverfassungsgesetz*) (*"BetrVG"*). The current members of the Supervisory Board were appointed at the shareholders' meetings held on June 28, 2001 and December 21, 2001 for a term until the annual shareholders' meeting for the fiscal year ending December 31, 2005. The shareholders may remove any elected member of the Supervisory Board at a shareholders' meeting by at least 75% of the votes cast. The chairman and deputy chairman of the Supervisory Board are elected by its own members. Resolutions of the Supervisory Board require a quorum of three board members and simple majority of the votes cast. In case of a tie, the chairman casts the deciding vote. Our shareholders may set the term of office of each member of the Supervisory Board elected by them. The term of office shall end no later than the date of the adjournment of the shareholders' meeting that ratifies the acts of the Supervisory Board member in question for the fourth fiscal year after the start of the term of office, excluding the fiscal year in which the term of office began. Our Supervisory Board has established its own rules of procedure, which conform to the usual standard for German companies listed on the *Neuer Markt*.

The following overview lists the names, ages, year of first appointment, and primary occupation of the current members of the Supervisory Board. Their respective backgrounds are described below.

Name	Age	Appointment	Occupation
The Supervisory Board			
Dr. Klaus-Detlef Wulf (Chairman)	58	2001	Medical Doctor and co-founder of the Company
Udo Bandow (Deputy Chairman)	70	2001	President of the Hamburg Stock Exchange and member of supervisory boards of many other companies
Monika Kuck	44	2001	Member of the management board of R.E.A. AG and member of the Aachen City Council
Dr. Klaus Rave	52	2001	Member of the management board of Schleswig-Holstein Investment Bank
Dr. Hans-Joachim Reh	61	2001	Member of the management board of HEW AG
Dr. Rolf Bierhoff	63	2001	President of Eurelectric

The Supervisory Board

Dr. Klaus-Detlef Wulf was born on August 18, 1943 in Rendsburg. Dr. Wulf studied medicine at the Universities of Kiel, Vienna, Munich and Marburg from 1963 to 1968. Specializing in radiology and nuclear medicine, Dr. Wulf, together with a partner, opened a practice for radiology and nuclear medicine in Aachen in 1976. This joint practice currently has eight other partners. Dr. Wulf is one of the pioneers in the use of wind energy, with his involvement stretching back to the early 1970's. The initial impetus for his interest in wind energy came from his desire to supply his family farm with electricity from a renewable energy source. Dr. Wulf began to design and plan the first installation of wind turbines in the early 1990's. On November 30, 1995, he and Hugo Denker founded Regenerative Energien Denker & Dr. Wulf KG (currently Denker & Wulf AG). Dr. Wulf is the co-founder and chairman of the Supervisory Board of REpower Systems AG and a member of the supervisory board of Denker & Wulf AG. In addition, Dr. Wulf is the managing director of R.E.A. S.R.L. Italy, Milano, a member of the management board of Santas Türkei, Istanbul, and a member of the supervisory board of R.E.A. AG, Sehestedt.

Udo Bandow is, in addition to being a member of our Supervisory Board, president of the administrative board of HANSA-NORD-LUX Managementgesellschaft AG, Luxembourg, chairman of the supervisory boards of NORDINVEST Norddeutsche Investment-Gesellschaft mbH, Hamburg, Wave Management AG, Hamburg, Hamburger Sport-Verein e.V., Hamburg, deputy chairman of the supervisory boards of BÖAG Börsen AG, Hamburg and Hannover, Deutsche Schiffsbank AG, Bremen and Hamburg, Conrad Hinrich Donner Bank AG, Hamburg, Hannoversche Lebensversicherung a.G., Hannover, HANSAINVEST Hanseatische Investment-Gesellschaft mbH, Hamburg, and Hanseatische Verlags-Beteiligungs AG, Hamburg, as well as a member of the supervisory boards of Vereins- und Westbank AG, Hamburg, Holsten Brauerei AG, Hamburg, IDUNA Vereinigte Lebensversicherung a.G. für Handwerk, Handel und Gewerbe, Hamburg, and the Norddeutsche Versicherungs-Aktiengesellschaft, Hamburg.

Monika Kuck is, in addition to being a member of our Supervisory Board, a member of the Aachen City Council, a member of the management board of R.E.A. AG, Sehestedt, and a member of the supervisory board of STAWAG, Aachen.

Dr. Klaus Rave is, in addition to being a member of our Supervisory Board, a member of the executive board for Investitionsbank Schleswig-Holstein, Kiel, president of the European Wind Energy Association (EWEA) (until December 31, 2001), a member of the management board of Fördergesellschaft Windenergie (FGW), Kiel, a member of the supervisory board of Energiesysteme Nord (ESN), Kiel, and a member of the shareholders' meeting of Windtest Kaiser-Wilhelm-Koog.

Dr. Hans-Joachim Reh is, in addition to being a member of our Supervisory Board, a member of the supervisory board of HEW AG, Hamburg, the Fachverbandes für Energie-Marketing und Anwendung (HEA) e.V., Frankfurt am Main, a member of the management board of VDEW, Frankfurt am Main, chairman of the supervisory board of WEMAG AG, Schwerin, and a member of the supervisory boards of the ESAG Energieversorgung Sachsen Ost AG, Dresden, the GESO Beteiligungs- und Beratungs-AG, Dresden, the DREWAG Stadtwerke Dresden GmbH, Dresden, the Bewag AG, Berlin and the TÜV Norddeutschland, Hamburg.

Dr. Rolf Bierhoff is, in addition to being a member of our Supervisory Board, a member of the management board of RWE Net AG, Essen (until December 31, 2001), a member of the supervisory boards of Veba Kraftwerke Ruhr AG, Gelsenkirchen, and STEAG AG, Essen, and a member of the advisory board of RHENAG AG, Cologne. In addition, Dr. Bierhoff is the president of Eurelectric, the European League of Electricity Associations, Brussels.

Compensation

In addition to being reimbursed for their expenses incurred as a result of serving on the Supervisory Board, Supervisory Board members receive compensation of EUR 5,000.00 for each fiscal year, as well as EUR 500.00 in fees for attending each Supervisory Board meeting. In addition, members of our Supervisory Board receive EUR 500.00 in fees for every percent of the dividends distributed to shareholders in excess of 20% of our share capital. The total compensation paid to the Supervisory Board, not including meeting fees, may not exceed an aggregate of EUR 20,000.00 per fiscal year. In 2001, we paid each member of our Supervisory Board a total compensation of EUR 25,305.55. In addition, Supervisory Board members received EUR 2,500.00 each as compensation for serving on the supervisory board of Denker & Wulf AG. Neither the Company nor any of its subsidiaries have extended any loans to members of the Supervisory Board or any related parties thereof. Mr. Wulf, a member of the management board of Denker & Wulf AG, repaid a loan of EUR 58,798.57 to Denker & Wulf AG at the beginning of 2002. Further loans were not granted to members of our Supervisory Board. We have not, nor have any of our subsidiaries and associated companies, guaranteed any obligations of the members of our Supervisory Board or made any other such warrantees in their favor. The members of our Supervisory Board are not participating, nor did they participate in 2001, in any business of the Company outside the scope of its business, nor have they otherwise participated in any activities outside the ordinary course of business of the Company. For general information with respect to the related parties of the Company, see financial pages F-24 to F-25. See "Our Business — Real Property." No Supervisory Board member directly owns shares in the share capital of the Company. Each individual Supervisory Board member's indirect ownership of shares in the Company is presented in tabular form in this offering memorandum under "Our Existing Shareholders — Management Board and Supervisory Board Holdings."

The business address of members of the Supervisory Board is Flughafenstraße 54, 22335 Hamburg.

DESCRIPTION OF OUR SHARE CAPITAL

Capital Structure

Prior to the capital increase in connection with the Offering, our share capital amounted to EUR 3,401,198.00, divided into 3,401,198 no par value bearer shares of common stock, each with a value of EUR 1.00. In cooperation with the Supervisory Board, the Management Board determines the form of our shares, distribution of profits and renewal certificates. However, our shareholders will not receive any share certificates with respect to the shares that they hold. We are authorized to combine individual shares into one global share certificate.

Capital Increase in Return for a Cash Contribution

To create New Shares for the Offering, our shareholders approved at a special shareholders' meeting held on December 21, 2001 an increase in our share capital by up to EUR 2,598,802.00 (at a minimum EUR 2,000,000.00) from EUR 3,401,198.00 to a maximum amount of EUR 6,000,000.00 by issuing up to 2,598,802 (at a minimum 2,000,000) new no par value bearer shares in return for a cash contribution (the "IPO Capital Increase"). Each New Share has a value of EUR 1.00 and is eligible for dividend payments as of January 1, 2002. The preemptive rights of our shareholders with respect to the proportion of the Company's share capital that they hold were excluded under German law. The New Shares will be subscribed for and acquired by Vereins- und Westbank AG or Salomon Brothers International Limited at an issue price of EUR 1.00 per share, subject to certain conditions. Vereins- und Westbank AG's subscription and acquisition was approved subject to the following conditions: (i) that it will list the Shares on a German stock exchange at a price to be determined, and, if necessary, work with other German or foreign banks (such as Salomon Brothers International Limited), and that it will ensure that any additional proceeds exceeding the issue price less costs and commissions will be paid to the Company. Salomon Brothers International Limited's subscription and acquisition was approved subject to the following conditions: (i) that it will list the Shares on a German stock exchange at a price to be determined, and (ii) that it will ensure that any additional proceeds exceeding the issue price less costs and commissions will be paid to the Company. The Management Board issued a report outlining the reasons for excluding the preemptive rights of the Existing Shareholders. The Management Board also explained the reasons for the amount of the Offering in this report.

The IPO Capital Increase will only occur if Vereins- und Westbank AG or Salomon Brothers International Limited subscribes for a certain amount of New Shares by May 31, 2002 under the previously-mentioned conditions. The resolution to increase our share capital will be invalid if less than 2,000,000 New Shares have been subscribed for by the end of May 31, 2002.

Our Management Board is authorized to determine additional details of the capital increase with the prior consent of our Supervisory Board. In particular, our Management Board has the authority to determine the persons eligible to subscribe for the Shares based on determinations outlined at the shareholders' meeting and to determine the sales price at which the New Shares will be listed on the *Neuer Markt*. The issue price of the Shares will depend on current market conditions, but will in no case amount to less than EUR 1.00 per share. The Supervisory Board was empowered to amend section 5(1) and 5(2) of the bylaws to reflect the IPO Capital Increase. The entry into the Commercial Register of the resolution approving the capital increase by up to EUR 2,598,802.00 (at a minimum to EUR 2,000,000) up to EUR 6,000,000.00 occurred on February 5, 2002. The implementation of the IPO Capital Increase in the amount of EUR 2,000,000.00 and the revision of the bylaws in section 5(1) and (2) were entered into our Commercial Register on March 21, 2002.

Authorized Capital

At a shareholders' meeting on December 21, 2001, our shareholders authorized our Management Board, with the consent of our Supervisory Board, to increase the Company's share capital one or more times by December 15, 2006 by up to EUR 2,700,599.00 through the issuance of new shares in return for cash or non-cash contributions (authorized capital). If our Management Board approves any capital increases, our Existing Shareholders will have preemptive rights. However, the Management Board is authorized to exclude our shareholders' preemptive rights with the consent of the Supervisory Board in the following situations: (i) in order to deal with fractional shares, (ii) if the shares are issued in exchange for the assets/shares of another company and (iii) in the event that the shares are listed on a German stock exchange, and the new shares are issued in exchange for cash and the issue price is not significantly below the market price, but only if the pro rata proportion of the share capital of the shares so issued will not exceed EUR 340,119.00. Our Management Board presented a report to the Existing Shareholders outlining the reasons for authorizing it to exclude preemptive rights. Our Management Board was authorized to determine further details of the capital increase and the conditions of the Offering, especially the issue amount, with the consent of our Supervisory Board. Section 5(1) and 5(2) of our bylaws will be amended by the Supervisory Board to reflect the authorization of the increase. The authorized capital was entered into our Commercial Register on March 21, 2002.

Existing Shareholders

The following table shows the ownership of our shares by the Existing Shareholders before and after the Offering and as adjusted with and without the Over-allotment Option:

	Number of Shares Before the IPO		Number of Shares After the IPO Without Over-Allotment Option		Number of Shares After the IPO With Over-Allotment Option	
	(in units)	(in percent)[1]	(in units)	(in percent)[1]	(in units)	(in percent)[1]
Share Capital in EUR	3,401,198	100.00	5,401,198	100.00	5,401,198	100.00
Number of Shares	3,401,198	100.00	5,401,198	100.00	5,401,198	100.00
RE-DKW Beteiligungs GmbH, Sehestedt	1,565,953	46.04	1,565,953	28.99	1,565,953	28.99
JE/BWU-Verwaltungs GmbH, Sehestedt	914,600	26.89	914,600	16.93	614,600	11.38
capiton Erste Kapitalbeteiligungs-gesellschaft mbH, Berlin	133,500	3.93	133,500	2.47	133,500	2.47
OPPENHEIM ACA Concept SICAV, Luxemburg	133,500	3.93	133,500	2.47	133,500	2.47
CoNetwork GmbH, Hamburg	133,000	3.91	133,000	2.46	133,000	2.46
Individuals associated with members of the Management Board and Supervisory Board, Executive Employees and REpower Group	119,129	3.50	119,129	2.21	119,129	2.21
Employees	81,780	2.40	81,780	1.51	81,780	1.51
R.E.A. AG, Sehestedt	57,092	1.68	57,092	1.06	57,092	1.06
Rainer Newe	33,672	0.99	33,672	0.62	33,672	0.62
Torsten Levsen	33,672	0.99	33,672	0.62	33,672	0.62
Professor Dr. Fritz Vahrenholt	21,700	0.64	21,700	0.40	21,700	0.40
Johann Christian Traxel	21,700	0.64	21,700	0.40	21,700	0.40
Dr. Thomas Stötter	21,700	0.64	21,700	0.40	21,700	0.40
Jens-Peter Stöhr	21,700	0.64	21,700	0.40	21,700	0.40
Matthias Schubert	21,700	0.64	21,700	0.40	21,700	0.40
Olaf Struck	21,700	0.64	21,700	0.40	21,700	0.40
Peter Quell	21,700	0.64	21,700	0.40	21,700	0.40
Jörg Zeumer	21,700	0.64	21,700	0.40	21,700	0.40
Uwe Hinz	21,700	0.64	21,700	0.40	21,700	0.40
Free float	0	0.00	2,000,000	37.03	2,300,000	42.58
Total	3,401,198	100.00	5,401,198	100.00	5,401,198	100.00

1) The percentages of the Existing Shareholders' holdings in our share capital were rounded off.

Existing Shareholders Rainer Newe, Torsten Levsen, Professor Dr. Fritz Vahrenholt, Jens-Peter Stöhr, Matthias Schubert, Dr. Thomas Stötter, Peter Quell, Jörg Zeumer, Olaf Struck and four individuals related to members of our Management Board have entered into a vote pooling agreement under which they have agreed to combine their voting interests in the Company until December 31, 2004 (the "Vote Pooling Agreement"). In addition, they have granted the Selling Shareholder, JE/BWU-Verwaltungs GmbH, Sehestedt, the right to veto any changes made to the Vote Pooling Agreement and the right of first refusal to purchase their shares in the event that they sell their shares. A total of 284,794 Existing Shares are currently bound by the Vote Pooling Agreement. Johann Christian Traxel, an Existing Shareholder who holds 21,700 of our shares, has agreed to become a party to the Vote Pooling Agreement. His participation in the Vote Pooling Agreement remains subject to approval.

Management Board and Supervisory Board Holdings

Our Supervisory Board members Professor Dr. Fritz Vahrenholt, Matthias Schubert and Jens-Peter Stöhr are among those Existing Shareholders party to the Vote Pooling Agreement.

Our Management Board member Hugo Denker presently holds 100% of the shares in ELBE Betreuungs- und Verwaltungsgesellschaft mbH, Sehestedt, which in turn holds approximately 50.05% of the voting rights in RE-DKW Beteiligungs GmbH. As RE-DKW Beteiligungs GmbH holds approximately 82.6% of the voting rights in the Selling Shareholder, JE/BWU-Verwaltungs GmbH, Mr. Denker, in accordance with section 22 (1) No. 1 of the German Securities Trading Act (*Wertpapierhandelsgesetz*) ("*WpHG*"), indirectly holds approximately 72.93% of the voting rights in the Company held by RE-DKW Beteiligungs GmbH and the Selling Shareholder. Our Supervisory Board members Dr. Klaus-Detlef Wulf and Monika Kuck will hold approximately 63.42% and approximately 36.49% of the voting rights in KuW Vermögensverwaltungs GmbH, Sehestedt, respectively, and our Management Board member Hugo Denker will hold approximately 0.09% of the voting rights in KuW Vermögensverwaltungs GmbH, Sehestedt. Zweiundfünfzigste "Lydia" Vermögensverwaltungsgesellschaft mbH, Hamburg, which is soon to be renamed KuW Vermögensverwaltungs GmbH, Sehestedt, holds approximately 49.95% of the voting rights in RE-DKW Beteiligungs GmbH.

Our Supervisory Board member Monika Kuck holds approximately 94.25% of the voting rights in R.E.A. AG, which has a registered office in Sehestedt, which in turn holds approximately 1.68% of the voting rights in the Company.

In total, our Management Board member Hugo Denker indirectly holds approximately 21.51%, the chairman of our Supervisory Board Dr. Klaus-Detlef Wulf indirectly holds approximately 13.67%, and our Supervisory Board member Monika Kuck indirectly holds approximately 8.83% of the share capital of REpower Systems AG in relation to the IPO Capital Increase.

The following table shows the direct and indirect investments (as outlined above) in our share capital held by the members of our Management and Supervisory Boards and members of their families before and after the Offering and as adjusted with and without the Over-allotment Option:

	Number of Shares Before the IPO		Number of Shares After the IPO Without Over-Allotment Option		Number of Shares After the IPO With Over-Allotment Option	
	(in units)	(in percent)[1]	(in units)	(in percent)[1]	(in units)	(in percent)[1]
Share Capital in EUR	3,401,198	100.00	5,401,198	100.00	5,401,198	100.00
Number of Shares	3,401,198	100.00	5,401,198	100.00	5,401,198	100.00
Management Board						
Professor Dr. Fritz Vahrenholt	21,700	0.64	21,700	0.40	21,700	0.40
Via Vote Pooling Agreement[2]	284,794	8.37	284,794	5.27	284,794	5.27
Matthias Schubert	21,700	0.64	21,700	0.40	21,700	0.40
Via Vote Pooling Agreement[2]	284,794	8.37	284,794	5.27	284,794	5.27
Jens-Peter Stöhr	21,700	0.64	21,700	0.40	21,700	0.40
Via Vote Pooling Agreement[2]	284,794	8.37	284,794	5.27	284,794	5.27

	Number of Shares Before the IPO		Number of Shares After the IPO Without Over-Allotment Option		Number of Shares After the IPO With Over-Allotment Option	
	(in units)	(in percent)[1]	(in units)	(in percent)[1]	(in units)	(in percent)[1]
Hugo Denker						
Via RE-DKW Beteiligungs GmbH, Sehestedt[3]	1,565,953	46.04	1,565,953	28.99	1,565,953	28.99
Via JE/BWU-Verwaltungs GmbH, Sehestedt[3]	914,600	26.89	914,600	16.93	614,600	11.38
Supervisory Board						
Monika Kuck						
Via R.E.A. AG, Sehestedt[3]	57,092	1.68	57,092	1.06	57,092	1.06
Related persons[4]	103,495	3.04	103,495	1.92	103,495	1.92

1) The percentages of the Board members' holdings in our share capital were rounded off.

2) According to the attribution rules of section 22(1), No.2 of the German Securities Trading Act (*Wertpapierhandelsgesetz*).

3) According to the attribution rules of section 22(1), No.1 of the German Securities Trading Act (*Wertpapierhandelsgesetz*).

4) Persons related to members of the Management Board or the Supervisory Board.

Employee and Management Holdings

The Company's executive employees directly hold a total of approximately 4.53% of the voting rights in the Company. In addition, some of the Company's executives have indirect holdings in the Company through JE/BWU-Verwaltungs GmbH Sehestedt, which holds approximately 26.89% of the voting rights in the Company. Mr. Torsten Levsen, who is a member of the Management Board of Denker & Wulf AG, Sehestedt, and Mr. Rainer Newe, an authorized representative (*Prokurist*) of Denker & Wulf AG, Sehestedt, additionally hold a combined total of approximately 15% of the voting rights in Denker & Wulf AG, Sehestedt. Mr. Levsen holds his voting rights in Denker & Wulf AG through Torsten Levsen Beteiligungs GmbH, Sehestedt.

Between mid-August 2001 and the beginning of December 2001, 136 of our employees acquired a total of 81,780 of the Shares through their participation in the employee share arrangement of R.E.A. AG, Sehestedt. The extent of each employee's participation in the arrangement depended on the respective employee's function within the Company based on a division of the employees into four categories. In addition to the lock-up period legally required by the *Regelwerk Neuer Markt* and the lock-up periods agreed with the Managers, the shares acquired in this arrangement are subject to a lock-up period of 24 months following the admission of the Shares to the *Neuer Markt* as contractually agreed between R.E.A. AG, Sehestedt and the employees participating in the employee share arrangement. If an employee participant in the arrangement ceases to be an employee of the Company during the lock-up period, the shares held by such employees must be returned to R.E.A. AG at R.E.A. AG's request in exchange for payment of the purchase price of the Shares by R.E.A. AG to the employee if R.E.A. AG so requests. For a period of 36 months after the admission of the Shares to trading on the *Neuer Markt*, but in no case later than December 31, 2004, the employees participating in the arrangement may return their shares to R.E.A. AG for a refund of the purchase price.

Corporate History of Our Share Capital

When the Company was established by DENALI Holding GmbH on April 13, 2000, its share capital amounted to EUR 50,000.00. DENALI Holding GmbH acquired all of the Company's share capital, which was divided into 50,000 no par value bearer shares of common stock, for a cash contribution of EUR 50,000.00.

Under an agreement dated December 20, 2000, DENALI Holding GmbH transferred 40,000 shares to JE/BWU-Verwaltungs GmbH, Sehestedt, 5,050 shares to R.E.A. AG, Sehestedt, and 450 shares each to Dr. Klaus-Detlef Wulf, Mr. Hugo Denker, Professor Dr. Fritz Vahrenholt, Mr. Johann Christian Traxel,

Mr. Rainer Newe, Mr. Torsten Levsen, Dr. Thomas Stötter, Mr. Matthias Schubert, Mr. Peter Quell, Mr. Jörg Zeumer and Mr. Olaf Struck. When their share transfers became effective, JE/BWU-Verwaltungs GmbH, Sehestedt held approximately 80% of the voting rights in the Company, R.E.A. AG, Sehestedt held approximately 10.1% of the voting rights in the Company and Dr. Klaus-Detlef Wulf, Mr. Hugo Denker, Professor Dr. Fritz Vahrenholt, Mr. Johann Christian Traxel, Mr. Rainer Newe, Mr. Torsten Levsen, Dr. Thomas Stötter, Mr. Matthias Schubert, Mr. Peter Quell, Mr. Jörg Zeumer and Mr. Olaf Struck each held approximately 0.9% of the voting rights in the Company.

Under separate agreements dated December 21, 2000, Dr. Klaus-Detlef Wulf transferred his 450 shares to Mrs. Maria Müller-Vahrenholt, and Mr. Hugo Denker transferred his 450 shares to Mr. Volker Vahrenholt. Under separate agreements dated December 31, 2000, R.E.A. AG, Sehestedt transferred 450 of the shares it held in the Company each to Mr. Jens-Peter Stöhr, Mrs. Annekristin Brackmann-Stöhr and Mrs. Adelheid von der Trenck-Schubert. When the transfers became effective, R.E.A. AG, Sehestedt held approximately 7.4% of the voting rights in the Company, and Mrs. Maria Müller-Vahrenholt, Mr. Volker Vahrenholt, Mr. Jens-Peter Stöhr, Mrs. Annekristin Brackmann-Stöhr and Mrs. Adelheid von der Trenck-Schubert each held approximately 0.9% of the voting rights in the Company. The voting rights of the Company's remaining shareholders, JE/BWU-Verwaltungs GmbH, Sehestedt, Professor Dr. Fritz Vahrenholt, Mr. Johann Christian Traxel, Mr. Rainer Newe, Mr. Torsten Levsen, Dr. Thomas Stötter, Mr. Matthias Schubert, Mr. Peter Quell, Mr. Jörg Zeumer and Mr. Olaf Struck remained unchanged.

Under a capital contribution agreement dated May 29, 2001, RE-DKW Beteiligungs GmbH, Sehestedt, agreed to transfer to the Company all of its limited partnership interests in pro + pro Energiesysteme GmbH & Co. KG, Rendsburg for a total amount of EUR 360,000.00, amounting to 100% of the partnership capital, and all of its interests in the general partner, Verwaltungsgesellschaft pro + pro Energiesysteme mbH, Rendsburg, for a total nominal amount of 50,000.00 German marks, amounting to 100% of the share capital thereof, in return for newly-issued Shares and a cash payment of EUR 2,200,000.00. The transfers were conditioned upon the approval of the non-cash capital increase and the post-formation acquisition of the Company's shareholders at a shareholders' meeting pursuant to section 52 of the German Stock Corporation Act (*Aktiengesetz*). The Company acquired as of January 1, 2001 all of the limited partnership interests in pro + pro Energiesysteme GmbH & Co. KG, Rendsburg and all of the shares in Verwaltungsgesellschaft pro + pro Energiesysteme mbH, Rendsburg.

In executing the capital contribution agreement, the Company's shareholders approved, at a general shareholders' meeting held on June 28, 2001, a EUR 564,333.00 increase in its share capital from EUR 50,000.00 to EUR 614,333.00 by issuing 564,333 registered shares in return for a non-cash contribution. The right of the Company's shareholders to exercise their preemptive rights to subscribe for these newly-issued shares under German law was excluded. RE-DKW Beteiligungs GmbH, Sehestedt was given the right to subscribe for and acquire these newly-issued shares in return for all limited partnership interests in pro + pro Energiesysteme GmbH & Co. KG, Rendsburg and all of the shares held by the Company in Verwaltungsgesellschaft pro + pro Energiesysteme mbH, Rendsburg. The capital increase in return for a non-cash contribution was entered into the Company's commercial register on August 1, 2001.

Under merger agreements dated May 29, 2001 and June 28, 2001, the following companies (the "Predecessor Companies") were merged into the Company (the "Merger"): (i) Jacobs Energie GmbH, Husum (ii) BWU-Anlagenfertigung und -service GmbH, Trampe (iii) BWU-Brandenburgische Wind- und Umwelttechnologien GmbH, Breydin in the city section of Trampe, and (iv) pro + pro Energiesysteme GmbH & Co. KG, Rendsburg. All of the assets of the Predecessor Companies were transferred to the Company by dissolution without liquidation, effective as of December 31, 2000 and January 1, 2001. The Merger was entered at book value for German tax and legal purposes. The shareholders of each of the Predecessor Companies approved the merger at the Company's shareholder's meetings held by each of the Predecessor Companies on May 29, 2001 and August 10, 2001. Our shareholders approved the Merger at a general shareholder's meeting on June 28, 2001. Prior to the approval of the Merger, all the partners and the Company's shareholders agreed to waive their right to a merger report and a merger audit.

In executing the Merger, the Company's shareholders approved at a general shareholders' meeting held on June 28, 2001 a EUR 1,324,685.00 increase in its share capital from EUR 614,333.00 to EUR 1,939,018.00

through the issue of 1,324,685 no par value registered shares. In exchange for: (i) the transfer of the assets of Jacobs Energie GmbH, Husum, the Company issued 475,891 shares to JE/BWU-Verwaltungs GmbH, Sehestedt, 33,390 shares to RE-DKW Beteiligungs GmbH, Sehestedt, and 16,695 shares to Mr. Thies Denker; (ii) for the transfer of the assets of BWU-Anlagenfertigung und -service GmbH, Trampe, the Company issued 235,161 shares to JE/BWU-Verwaltungs GmbH, Sehestedt; (iii) for the transfer of the assets of BWU-Brandenburgische Wind- und Umwelttechnologien GmbH, Breydin in the city section of Trampe, the Company issued 563,547 shares to JE/BWU-Verwaltungs GmbH, Sehestedt; and (iv) for the transfer of the assets of pro + pro Energiesysteme GmbH & Co. KG, Rendsburg, the Company issued one share to Verwaltungsgesellschaft pro + pro Energiesysteme mbH, Rendsburg. No shares were issued to the extent that the Company held limited partnership interests in pro + pro Energiesysteme GmbH & Co. KG, Rendsburg. In addition, no shares were issued to the extent that BWU-Brandenburgische Wind- und Umwelttechnologien GmbH, Breydin in the city section of Trampe held shares in itself and in BWU-Anlagenfertigung und -service GmbH, Trampe, and to the extent that Jacobs Energie GmbH, Husum held shares in BWU-Anlagenfertigung und -service GmbH, Trampe. The Merger was entered into the Company's commercial register on December 12, 2001.

At a general shareholders' meeting held on June 28, 2001, our shareholders approved an increase in our share capital from EUR 1,939,018.00 to EUR 2,411,268.00 by issuing 472,250 no par value registered shares in return for a cash contribution. The right of our shareholders under German law to exercise their preemptive rights was excluded. We allowed R.E.A. AG, Sehestedt to subscribe for and acquire 174,750 of our shares, and Professor Dr. Fritz Vahrenholt, Mrs. Maria Müller-Vahrenholt, Mr. Volker Vahrenholt, Mr. Jens-Peter Stöhr, Mrs. Annekristin Brackmann-Stöhr, Mr. Matthias Schubert, Mrs. Adelheid von der Trenck-Schubert, Mr. Johann Christian Traxel, Mr. Rainer Newe, Mr. Torsten Levsen, Dr. Thomas Stötter, Mr. Peter Quell, Mr. Jörg Zeumer and Mr. Olaf Struck each to subscribe for and acquire 21,250 of our shares in return for a cash contribution. The cash capital increase was entered into our commercial register on August 1, 2001.

Under separate agreements dated June 27, 2001, R.E.A. AG, Sehestedt already had transferred a portion of the 174,750 shares in the Company that it acquired under the August 1, 2001 cash capital increase, subject to the entry of the cash capital increase into our commercial register. Under these agreements and effective as of August 1, 2001, Mrs. Lieselotte Levsen acquired 13,634 shares in the Company, and Mr. Torsten Levsen and Mr. Rainer Newe acquired 11,972 shares in the Company each from R.E.A. AG, Sehestedt.

Under the capital contribution agreement dated May 29, 2001, RE-DKW Beteiligungs GmbH, Sehestedt agreed to transfer to the Company its partial limited partnership interest in Regenerative Energien Denker & Dr. Wulf GmbH & Co. KG, Sehestedt, (currently Denker & Wulf AG) for EUR 1,485,000.00 (which equals 99% of the partnership capital) in return for newly-issued shares in the Company. The transfer was conditioned on the approval of the shareholders at a shareholders' meeting of the non-cash capital increase and the implementation of the required post-formation acquisition process. We acquired the partial limited partnership interest of RE-DKW Beteiligungs GmbH, Sehestedt in Regenerative Energien Denker & Dr. Wulf GmbH & Co. KG, Sehestedt (currently Denker & Wulf AG) effective as of January 1, 2001. The contribution was entered at book value for tax and commercial law purposes.

In executing the capital contribution agreements, the Company's shareholders, at a general shareholders' meeting held on June 28, 2001, approved an increase in our share capital from EUR 2,411,268.00 to EUR 3,401,198.00 through the issue of 989,930 registered non par value shares in return for a non-cash capital contribution. The right of the Company's shareholders under German law to exercise preemptive rights was excluded. The Company permitted RE-DKW Beteiligungs GmbH, Sehestedt to subscribe for and acquire these shares in return for its partial limited partnership interest in Regenerative Energien Denker & Dr. Wulf GmbH & Co. KG, Sehestedt. The non-cash capital increase was entered into the Company's commercial register on August 1, 2001.

As a result of the entry of the capital increases, which were approved on June 28, 2001, into our commercial register and the transfers by R.E.A. AG, Sehestedt on June 27, 2001, which became effective on August 1, 2001, and the entering of the merger in our commercial register on December 12, 2001, RE-DKW Beteiligungs GmbH Sehestedt held approximately 46.68%, JE/BWU-Verwaltungs GmbH, Sehestedt held approximately 38.65%, R.E.A. AG, Sehestedt held approximately 4.14%, Mr. Rainer Newe held approximately 0.99%, Mr. Torsten

Levsen held approximately 0.99%, Professor Dr. Fritz Vahrenholt, Mrs. Maria Müller-Vahrenholt, Mr. Volker Vahrenholt, Mr. Jens-Peter Stöhr, Mrs. Annekristin Brackmann-Stöhr, Mr. Matthias Schubert, Mrs. Adelheid von der Trenck-Schubert, Mr. Johann Christian Traxel, Dr. Thomas Stötter, Mr. Peter Quell, Mr. Jörg Zeumer and Mr. Olaf Struck each held approximately 0.64%, Mr. Thies Denker held approximately 0.49% and Mrs. Lieselotte Levsen held approximately 0.40% of the voting rights in the Company. Verwaltungsgesellschaft pro + pro Energiesysteme mbH, Rendsburg held voting rights in one share of the Company.

At the time they were approved, each of the capital increases, which were made in return for the non-cash contributions approved on June 28, 2001 and in order to complete the merger, exceeded 10% of the Company's share capital. In addition, these capital increases were carried out within the first two years after the Company was established and were as a result subject to the post-formation acquisition regulations under section 52 of the German Stock Corporation Act (*Aktiengesetz*) (in conjunction with section 67 of the German Law Regarding Transformation of Companies (*Umwandlungsgesetz*) (*"UmwG"*)). Accordingly, the Company's Supervisory Board presented a post-formation report on June 6, 2001. By order of the Hamburg District Court on June 14, 2001, the auditing firm MDS MÖHRLE GmbH, Hamburg was appointed to audit the Company's post-formation acquisition and the non-cash capital contributions. On June 27, 2001, MDS MÖHRLE GmbH presented its post-formation acquisition and audit report on the non-cash capital increases approved on June 28, 2001 and issued an unqualified audit opinion.

The capital contribution agreements dated May 29, 2001 on which the non-cash capital increases are based and which are subject to post-formation acquisition rules were approved by the Company's shareholders at a general shareholders' meeting on June 28, 2001 and were entered into the Company's Commercial Register on August 1, 2001.

Pre-Offering Sales of Shares

From mid-August 2001 until the beginning of December 2001, R.E.A. AG, Sehestedt sold a total of 83,780 of our shares which it had acquired pursuant to the cash capital increase approved on June 28, 2001 to 136 of the Group's employees and to two individuals associated with us. See also "Our Existing Shareholders — Employee and Management Holdings." Upon these sales taking effect, these 136 Group employees and the two associated individuals together held approximately 2.46%, and R.E.A. AG, Sehestedt held approximately 1.68% of the Company's voting rights. The voting rights of the remaining shareholders remained unchanged.

Under an agreement dated December 21, 2001, Verwaltungsgesellschaft pro + pro Energiesysteme mbH, Rendsburg sold one share in the Company to the Selling Shareholder, JE/BWU-Verwaltungs GmbH, Sehestedt. Upon the sale becoming effective, Verwaltungsgesellschaft pro + pro Energiesysteme mbH, Rendsburg no longer held any interests in the Company. As a result, the voting rights of JE/BWU-Verwaltungs GmbH, Sehestedt increased by the voting rights of one share to 1,181,600. The voting rights of the remaining shareholders remained unchanged.

Under agreements dated December 21, 2001 and December 28, 2001, the Selling Shareholder sold 133,000 shares in the Company to CoNetwork GmbH, Hamburg, 133,500 shares in the Company to each of capiton Erste Kapitalbeteiligungsgesellschaft mbH, Berlin, and OPPENHEIM ACA Concept SICAV, Luxembourg. The sales of these shares became effective on January 3, 2002 for CoNetwork GmbH and on January 25, 2002 for the other two companies. These shares are subject to lock-up periods in accordance with the *Regelwerk Neuer Markt* and as agreed with the Managers and can only be sold after these lock-up periods have expired. If one of these purchasers of the Shares sells the Shares pursuant to an over-the-counter transaction, then the Selling Shareholder has a right of first refusal. The sale took place at a price of EUR 15 per share. If one of these purchasers sells any of these shares for over EUR 15.00 per share on a German stock exchange or in an over-the-counter transaction, then any excess above the purchase price shall be distributed between the Selling Shareholder and the respective purchaser as follows: (i) an amount equal to the interest of 25% annually of the purchase price ("minimum interest amount") minus any gross dividends received on such shares may be retained by the respective purchaser, (ii) any excess amount over (i) up to an amount equal to the minimum interest amount shall be payable to the Selling Shareholder and (iii) any balance remaining over (i) and (ii) shall be shared equally between the Selling Shareholder and the respective purchaser. Upon these sales becoming effective, the Selling Shareholder held approximately 26.89%, CoNetwork GmbH, Hamburg held approximately 3.91% of the voting rights in the Company, and each of OPPENHEIM ACA Concept SICAV, Luxembourg and capiton Erste Kapitalbeteiligungsgesellschaft mbH, Berlin held approximately 3.93% of the voting rights in the Company. The voting rights of the other shareholders remain unchanged.

Under an agreement dated January 30, 2002, RE-DKW Beteiligungs GmbH, Sehestedt fulfilled an existing obligation assumed on May 29, 2001, by selling 21,700 shares in the Company to Mr. Uwe Hinz, an ex-shareholder of Jacobs Energie GmbH. Upon the sale taking effect, RE-DKW Beteiligungs GmbH held 46.04%, and Mr. Uwe Hinz held 0.64% of the voting rights in the Company, respectively. The voting rights of the remaining shareholders remained unchanged.

German Take-Over Law

In contrast to other leading financial markets, there were no legal regulations governing public offerings of securities and company takeovers in Germany prior to January 1, 2002. Any company in the past that wished to have its shares admitted to the Regulated Market (*Geregelter Markt*) for trading on the *Neuer Markt* of the Frankfurt Stock Exchange had to comply with the takeover code of the Stock Exchange Expert Commission of the Federal Ministry of Finance (*Börsensachverständigenkommission des Finanzministeriums*). In the interim, the takeover code was rescinded as of March 4, 2002 and has been replaced by the Law Governing Public Offerings to Acquire Securities and Company Takeovers (*Wertpapiererwerbs- und Übernahmegesetz*) ("*WpÜG*"), which went into effect on January 1, 2002. The Offering and the Shares are subject to the new law. The *WpÜG* contains legal regulations for public offerings to acquire securities, including takeover offers and compulsory offers. It ensures that proper offering procedures are followed, that disclosure of information in connection with securities offerings is comprehensive and that transparency of the offering procedures is maintained. It also requires that bidders offer reasonable consideration for a target company's securities and sets forth which actions are permissible for the Management Board of a target company to take in context of a takeover. The *WpÜG* gives oversight control to the German Federal Supervisory Office for Securities Trading (*Bundesaufsichtsamt für den Wertpapierhandel*) ("*BaWe*") and thus provides proper supervision in accordance with the *WpÜG*.

Company's Acquisition of its Own Shares

German law allows a stock corporation to adopt a resolution at a shareholders' meeting to buy back its own shares in an amount up to 10% of its share capital over a maximum period of 18 months. If a stock corporation decides to buy back its shares, a shareholders' meeting must be called to determine the lowest and highest permissible repurchase price. The shareholders can authorize the Management Board of the corporation, with the consent of the Supervisory Board, to sell repurchased shares in ways other than on the stock exchange or in over-the-counter offers to all of the Company's shareholders if the repurchased shares are sold at a price that is not significantly lower than the market price for the same type of the company's shares at the time they are sold. The shareholders can authorize the management board to redeem the corporation's shares with the consent of the supervisory board without any further resolutions of the general meeting and to accordingly reduce the Company's share capital.

We have not requested any authorization to acquire our own Shares to date. We may, however, do so in the future.

Liquidation and Participation in the Liquidation Proceeds

Except in the event of bankruptcy, the Company may be dissolved by a resolution of the Company's shareholders representing a majority of at least 75% of the share capital represented at the shareholders' meeting at which such resolution is passed. In the event of a voluntary dissolution, any assets which remain after settlement of the Company's debts shall be distributed to the Company's shareholders in proportion to the number of individual shares held by each shareholder.

RELATIONSHIP WITH DENKER & WULF AG

The following information relates to the Company's major affiliates within the meaning of section 2 (4.1.11) of the *Regelwerk Neuer Markt.*

Denker & Wulf AG

Principal place of business:	Sehestedt
Business activities:	Distributing wind turbines and other renewable energy products and providing related services of all kinds
Percentage held:	approximately 84.15%
Subscribed capital as of December 31, 2001:	EUR 1,764,750.00
Book value of Company's interest as of December 31, 2001:	EUR 989,930.00
2001 sales:	EUR 48,335,999.00
Accumulated profit/loss carried forward as of December 31, 2001:	EUR 0.00
Additional paid-in capital as of December 31, 2001:	EUR 0.00
Retained earnings as of December 31, 2001:	EUR 176,475.00
Net income as of December 31, 2001:	EUR 4,383,307.00
Receivables from other Company subsidiaries as of December 31, 2001:	EUR 0.00
Receivables from the Company as of December 31, 2001:	EUR 0.00
Liabilities payable to other subsidiaries of the Company as of December 31, 2001:	EUR 0.00
Liabilities payable to the Company as of December 31, 2001:	EUR 5,634,564.00

Denker & Wulf AG has its principal place of business in Sehestedt and is the Company's most significant investment. On June 28, 2001, shareholders at the Company's shareholders' meeting authorized a capital increase through non-cash contributions under which the Company acquired 99% of the limited-liability partnership capital of Regenerative Energien Denker & Dr. Wulf GmbH & Co. KG, which has now changed its legal form and name to Denker & Wulf AG. On June 6, 2001, the shareholders adopted a resolution to change the legal form of Regenerative Energien Denker & Dr. Wulf GmbH & Co. KG to a stock corporation in accordance with sections 190 et seq. of the German Law Regarding the Transformation of Companies (*Umwandlungsgesetz*) ("*UmwG*") and increased the share capital from EUR 1,500,000.00 to EUR 1,764,750.00, excluding the preemptive rights of Denker & Wulf AG's existing shareholders.

The change of legal form and the increase in share capital were entered into the Commercial Register on October 1, 2001. Since that time, the Company has held approximately 84% of the share capital of Denker & Wulf AG. Mr. Torsten Levsen (the sole member of the management board of Denker & Wulf AG) through Torsten Levsen Beteiligungs GmbH, Sehestedt and Mr. Rainer Newe (authorized representative (*Prokurist*) for Denker & Wulf AG) hold together approximately 15% of the share capital of Denker & Wulf AG.

We do not have a control and profit extraction agreement with Denker & Wulf AG. We exercise our influence through our majority ownership of its capital and our voting majority and by placing members of our governing bodies on its supervisory board. All transactions between REpower Systems AG and Denker & Wulf AG have been and will continue to be entered into at arm's length. Denker & Wulf AG's supervisory board has adopted rules of procedure, which state that action may be taken by Denker & Wulf AG's management board only with the consent of its supervisory board.

Structure of REpower Group

REpower Systems AG is the parent company of the REpower Group. There are no control or profit extraction contracts among the companies of the REpower Group. REpower Systems AG exercises its influence through its majority of the voting rights and through the management positions its executive officers hold in the various companies of the REpower Group.

The following is a simplified overview of the structure of REpower Group.



Denker & Wulf AG (84.1%)
45 Subsidiaries
REpower Geothermie GmbH (19.9%)
Wasserkraft Finowkanal GmbH (80%)
Windpark Finsterwalde GmbH (30%)
Jacobs Energia S.L. (100%)
EWCZ s.r.o. (51%)
Les Vents de France S.A.S. (50%)
Eolis S.A.R.L. (51%)
Aioliki REpower A.E. (51%)
Germany
Spain
The Czech Republic
France
Greece

For other details about the corporate structure, see financial pages F-6 to F-8.

Germany

Legislative Promotion of Renewable Energy Sources

Both the European Union and Germany have declared the goal of doubling by the year 2010 the amount of electrical energy produced by renewable energy sources as compared to 2000 (Renewable Energy Sources White Paper of the European Commission 1997; confirmed by a Decision of the Council of the European Communities of July 8, 1998 and section 1 of the Law on the Priority of Renewable Energies (*Gesetz für den Vorrang Erneuerbarer Energien*) (the "*EEG*")). Directive 2001/77/EC of September 27, 2001 on the Promotion of Electricity Produced from Renewable Energy Sources in the Internal Electricity Market, (the "Electricity Promotion Directive"), reinforces the idea of increasing the share of electricity produced by renewable energy sources in Europe and aims to implement the targets of the Kyoto Climate Summit which was held in 1997. A draft bill revising environmental conservation laws passed by the German Lower House of Parliament (*Bundestag*) on November 15, 2001, states that, within the scope of the climate protection goals in the Electricity Promotion Directive, "particular importance shall be accorded to the expansion of permanent energy supplies, particularly through increased use of renewable energy sources." According to a press release on December 20, 2001, the Upper House of the German Parliament (*Bundesrat*) referred this bill to a mediation committee for consideration. Pursuant to a press release of the German Federal Ministry of Environmental Protection and Safety of Nuclear Power Plants (*Bundesministerium für Umwelt, Naturschutz und Reaktorsicherheit*) on February 1, 2002, the mediation led the *Bundestag* and *Bundesrat* to eventually approve the bill, which is expected to come into force in March 2002.

Electricity production through renewable energy sources is currently still more expensive overall than electricity production from fossil fuels or nuclear energy. Increasing the share of renewable energy sources in the power supply cannot therefore be achieved without government support. Until March 29, 2000, government support was provided through the Electricity Feed-in Act (*Stromeinspeisungsgesetz*) of 1990. The Electricity Feed-in Act required private energy utilities to purchase energy from renewable energy sources in their supply regions at minimum prices that were above the general electricity price, but linked to it. The introduction of the Energy Sector Legal Reform Act (*Gesetz zur Neuregelung des Energiewirtschaftsrechts*) on April 24, 1998 caused a decrease in energy prices, which would have in turn led to a drop in electricity feed-in compensation. Therefore, German legislators revised the basis for subsidizing electricity produced from renewable energy sources. As a result, the *EEG* was passed. The *EEG* replaced the Electricity Feed-in Act on April 1, 2000. The *EEG* defines renewable energy sources to include wind power and requires electric utilities operating general supply networks to connect wind turbines to their networks and receive and pay for electricity generated by wind turbines. Conventionally generated electricity may flow into the network only if demand cannot be fully covered by electricity produced by renewable energy sources. The amount that general electricity supply network operators must pay to the operators of wind turbines is regulated by section 7 of the *EEG*, which requires that operators of wind turbines be paid at least EUR 0.091 per kilowatt-hour for energy generated by wind.

This minimum compensation is applicable to all wind turbines for the first five years from the date that their operations commenced. The yardstick for the amount of electricity feed-in compensation will subsequently be determined by a so-called "reference system," as described in the Annex to the *EEG*, but in any case will not be less than EUR 0.0619 per kilowatt-hour. If the income of the wind turbine fails to meet or exceed that of the reference turbine, the period in which the maximum compensation, which is currently EUR 0.091 per kilowatt-hour, must be paid will be extended (See section 7(1) of the *EEG*). The obligation of general electricity supply network operators to pay minimum compensation for electricity generated by a wind turbine imposed by the *EEG* ends 20 years after the commencement of the particular wind turbine's operation. The levels of minimum compensation available under the *EEG* will be lowered by 1.5% each year beginning January 1, 2002 for wind turbines commencing operations after this date.

Under the *EEG*, offshore wind turbines which commence operations prior to January 1, 2007 will receive special subsidies with respect to electricity feed-in compensation if they are built at least three nautical miles from the coast. General electricity supply networks must pay operators of these offshore wind turbines a minimum compensation amount of EUR 0.091 per kilowatt-hour for their first nine years of operations. This regulation applies not only to wind turbines built in German coastal seas, but also for those built and operated farther from the German coast in the German "exclusive economic zone" (see section 2(1) of the *EEG*). Under Article 57 of the United Nations Convention on the Law of the Seas, the "exclusive economic zone" may extend up to 200 nautical miles seaward from the coastline.

The *EEG* states that, starting January 30, 2002, the German Federal Ministry of Economics and Technology will report to the Bundestag every two years about new entries into the market and changes in costs for turbines producing electricity from renewable energy sources and, if necessary, will propose an adjustment of electricity feed-in compensation as of January 1 of the second year thereafter (as well as of the percentage by which the feed compensation is to be reduced each year for turbines built after January 1, 2002).

Several energy utilities have filed complaints with the German Federal Constitutional Court (*Bundesgerichtshof*) asserting that the imposition on them by the Electricity Feed-in Act of the obligation to accept and pay for electricity from renewable energy sources at prices above the market price is unconstitutional. It is uncertain how the German Federal Constitutional Court (*Bundesgerichtshof*) will rule on these complaints. Though the Electricity Feed-in Act has been replaced by the *EEG*, the provisions of the *EEG* on acceptance and payment obligations are comparable in principle to the contested provisions of the Electricity Feed-in Act. Challenges based on European Community law have also been made against the Electricity Feed-in Act. For example, the acceptance and payment obligation was attacked in the European Court of Justice as improper economic support from a government (a "subsidy"). The European Court of Justice disagreed with that view in a decision on March 13, 2001. Since the regime for promoting renewable energy sources is not significantly different from that of the Electricity Feed-in Act, it is generally assumed that the *EEG* does not constitute improper economic support from a government under European Community law. However, there still exists some criticism, even from within the European Commission. In addition, there are doubts as to the compatibility of the provisions of the Electricity Feed-in Act with the fundamental principle of the free movement of goods guaranteed in the EC Treaty. These doubts were based on the fact that the acceptance obligation of the electric utilities under the Electricity Feed-in Act applied only to electricity produced in Germany. This would put foreign producers of electricity from renewable energy sources at a disadvantage compared to German producers. However, the European Court of Justice found that the questionable provisions of the Electricity Feed-in Act did not impede the free movement of goods under the current state of European Community law with regard to the electricity market. The European Court of Justice based its ruling on the fact that the deregulation of the electricity market (based on Directive 96/92/EC of December 19, 1996 regarding the internal electricity market) was only partially completed. If further deregulation of the electricity market occurs in the future, the European Court of Justice may come to a different conclusion on this question. This will probably not happen in the near future as the Electricity Promotion Directive states that in order to preserve investor confidence in the electricity market, a reasonable transition period must be provided.

The provision enabling companies in the electricity sector to obtain the necessary access to supply networks following liberalization of the German energy market states that operators of such networks must make their networks available to other companies for transmission in exchange for compensation (section 6 of the Energy Sector Law (*Energiewirtschaftsgesetz*) ("*EnWG*"). According to section 6 (1) of the *EnWG*, the charge for transmission must not be more expensive than what is actually charged (or charged for accounting purposes) within the network operator's company or to affiliated companies. Operators of wind turbines may also benefit from this provision of the *EnWG*. However, the provisions of the *EEG* are more beneficial to operators of wind turbines as long as the minimum charge stipulated in the *EEG* exceeds the market price obtainable for electricity from wind power plus the transmission charge required on the basis of the *EnWG*. This is normally the case since no transmission charge must be paid under the *EEG*. Even under the *EEG*, however, the operator of the wind turbine must bear the cost of building a connection to the existing network (section 10 (1) of the *EEG*). Section 10 (1) of the *EEG* states, however, that the system operator must bear only the costs of connecting to the most technologically and financially advantageous network connection point. Costs related to the reinforcement of the general supply network necessary for the connection of the wind turbine must be borne by the network operator.

The Power Taxation Act (*Stromsteuergesetz*), which forms part of the Law on the Initiation of Ecological Tax Reform (*ökologische Steuerreform*) of March 24, 1999, subjects certain types of electrical power to taxation in almost all parts of Germany. The Power Taxation Act contains a very narrow exemption for electricity produced from renewable energy sources, including wind power. This exemption requires, however, the electricity produced from renewable energy sources to be taken, either by end-consumers or by energy generators as end-consumers, from a network or line fed exclusively by renewable energy sources, thus considerably reducing the practical significance of the exemption.

Standards of Engineering and Environmental Protection Law in the Construction and Operation of Wind Turbines and Wind Parks

Even though the German government intends to promote the use of wind energy as reflected by the provisions of the *EEG*, German legislators are also aware that wind turbines may cause environmental and other problems. Wind turbines do not operate quietly, may cast off ice particles in winter and may be viewed as an obstruction to the beauty of the countryside. In addition, they may cast shadows, which, possibly cause irritating light reflections and, in the view of nature conservation societies, may endanger birds.

Construction and Operation of Wind Turbines on Land

Wind turbines and wind parks are also regulated by provisions of German engineering and environmental laws. Different legal regulations apply to the authorization of the building and the operation of stand-alone wind turbines on the one hand, and wind parks on the other hand.

If a wind park with at least three wind turbines is to be built, then an application must be filed under the Federal Private Nuisance Protection Act (*Bundesimmissionsschutzgesetz*) ("*BImSchG*"). Since August 3, 2001, the *BImSchG* has different standards for wind parks with three to five wind turbines and wind parks with six or more wind turbines. If a wind park is to be built with only three to five wind turbines, then a simplified approval procedure is available. Otherwise, the regular approval procedure is applied. In both the regular and the simplified approval procedures, the relevant authorities determine whether pleas for the construction and operation of the wind park are in compliance with the rules of the Federal Building Code (*Baugesetzbuch*) ("*BauGB*"), regional building statutes, the Federal Nature Conservancy Act (*Bundesnaturschutzgesetz*), and the regional nature conservation laws. In addition, an environmental impact review must be conducted under the Environmental Impact Review Act (*Gesetz über die Umweltverträglichkeitsprüfung*) ("*UVPG*").

The *BauGB* supports the building of wind turbines as long as they are built in so-called outlying areas, i.e., outside of populated districts. As a general matter, building projects are only permissible in outlying areas if expressly provided for in the *BauGB*. Section 35 (1) No. 6 of the *BauGB* contains an exception that makes the building of wind turbines in outlying areas possible. However, the construction will only be approved if there is no public interest opposed to the building project and if there is adequate development of the project. According to regional building ordinances, the building project must undergo a safety review. Under the *BImSchG*, a review has to be conducted to establish whether a potentially harmful environmental impact exists, and whether any other significant nuisances, hazards, or drawbacks will result from the construction of the wind turbine. The *UVPG*, as amended on August 3, 2001, also provides for more in depth environmental impact review of wind parks that plan to have three or more wind turbines under certain circumstances. Whether such a review is compulsory or not will depend on the number of wind turbines that the wind park is planned to have. In the case of wind parks that are designed to have 20 or more wind turbines, an environmental impact review is compulsory. Within the scope of this review, the environmental impact of the project must be comprehensively reviewed, described, and evaluated. With respect to wind parks that are designed to have six to nineteen wind turbines, this environmental impact review must only be conducted if the relevant authorities determine based on a preliminary inspection that the project might have a significant adverse impact on the environment. If the wind park is to consist of only three to five wind turbines, an environmental impact review will be conducted only if a significant adverse impact on the environment is anticipated based on an estimate by the relevant authorities considering the special local circumstances. Finally, the regulations of the Federal Nature Conservancy Act (*Bundesnaturschutzgesetz*) and regional nature conservation laws are also considered in the approval of the building and operating of wind parks. If the builder of the wind turbines damages the landscape, the builder may be required to undertake nature or landscape conservation measures in another location and/or pay money in restitution.

If only one or two wind turbines are to be built, no application under the *BImSchG* needs to be filed with the authorities. The *BImSchG*, however, provides that wind turbines that do not require approval must also be built and operated with no or minimal harmful impact on the environment. In such cases, there is no legal requirement to carry out environmental impact reviews under the *UVPG*. Otherwise, the laws described above apply to the building of one or two wind turbines as well.

Owners and residents of properties adjacent to the land on which wind turbines are to be built or on which wind turbines already are operating can object to the building or operation of the wind turbines and/or the manner and extent of its operation if it significantly interferes with their rights to quiet enjoyment of their property. The extent of the damage resulting from noise created by wind turbines is evaluated on the basis of the Anti-Noise Protection Standard (*TA-Lärm*).

The regulations described above and the official proceedings conducted pursuant to them may result in the delay, impediment, or in some cases, the prevention of the construction or operation of wind parks or individual wind turbines.

Construction of Offshore Wind Parks or Wind Turbines

The offshore building of wind parks or individual wind turbines on water is also subject to certain legal standards. The Federal Office for Sea Navigation and Hydrography under the Maritime Systems Ordinance (*Seeanlagenverordnung*), as well as the relevant Mining Office under the Federal Mining Act (*Bundesberggesetz*), must approve the laying and installation of cables on the sea floor. These two laws also apply within the German exclusive economic zone, which includes some areas of the ocean/sea adjacent to the German shores. The United Nations Convention on the Law of the Sea specifically permits a coastal state to use its exclusive economic zone for wind energy production. The above mentioned new draft of the Federal Nature Conservancy Act (*Bundesnaturschutzgesetz*) includes a provision that would extend the environmental impact reviews to wind turbines built in the exclusive economic zone. The bill also provides that "special areas suitable for the installation of wind turbines" should be designated. Such special areas are to be selected in a special approval procedure that relies on an expert opinion supporting the relevant choice. It should also be noted that the High Seas Recovery Act (*Hohe-See-Einbringungsgesetz*) requires the complete dismantling of the wind turbine at the end of its use and proper disposal of the wind turbine on land.

The European Commission has regulations in place that require under certain conditions that nature reserves for the protection of flora, fauna, habitat and birds must be identified even in the exclusive economic zones of the member states. The new draft of the Federal Nature Conservancy Act (*Bundesnaturschutzgesetz*) has provisions with similar content. However, the bill also grants an exception for wind energy production restricting the application of regulations that might serve as a basis for limiting energy production from wind power.

It is yet unclear whether the remaining federal and regional laws will be applicable in the German exclusive economic zone. Therefore, it cannot be ruled out that some or all of the above public law regulations may have to be observed in the construction and operation of wind turbines.

The regulations described above and the official proceedings conducted pursuant to them may result in the delay, impediment or even prevention of the construction and operation of offshore wind parks and wind turbines.

Other Selected Countries Relevant to the Company

France

State Promotion of Renewable Energy Sources

The electricity sector in France is primarily regulated by Law No. 2000-108 of February 10, 2000. In particular, this law requires the government-owned company *Electricité de France* (as well as certain private companies) to purchase electricity legally produced in France upon the request of an electricity producer as long as certain requirements are met. In this case, *Electricité de France* and the electricity producer must enter into an agreement to determine the compensation to be paid by *Electricité de France*. The Energy Minister (*Ministre chargé de l'énergie*) prescribes the terms of the agreement and the purchase price. The purchase price set by the Energy Minister varies depending on the source of the electricity. According to a Decree of the Energy Minister of June 8, 2001, the purchase price for electricity produced by wind turbines will be EUR 83.80 per megawatt-hour during the first five years (EUR 91.50 per megawatt-hour in Corsica and the French overseas territories (*Départements d'outre-mer*)). The decree provides that during the next 10 years the purchase price will be set as a function of various factors, including the annual length of operation, with compensation decreasing as the annual length of operation increases. The Decree of June 8, 2001 further provides that a uniform purchase price of EUR 44.20 per megawatt-hour (EUR 59.50 in Corsica and the French overseas territories) will again apply to all wind turbines from the 16th year onward. The charge for electricity produced in wind turbines installed before February 11, 2000 will be EUR 44.20 per kilowatt-hour. Under certain conditions, however, certain categories of companies in the electricity industry, including electricity producers, have to contribute to a fund to compensate for costs resulting from the public service of electricity production.

The question as to who must pay for connecting a wind turbine to the transmission network remains unresolved. Under a temporary arrangement, the costs must be paid by the electricity producer who wants to be connected to the network. However, it is anticipated that this temporary arrangement will be replaced by an arrangement under which the costs will be shared between the electricity producer and the network operator.

A special support program for wind turbines (called "EOLE 2005") was put into place in February 1996. The goal of this program is to build wind turbines with a total output of 250 to 500 megawatts by the year 2005. A selection process led by *Electricité de France* will determine which wind energy projects will be supported.

Standards of Energy, Engineering, and Environmental Protection Law in the Construction and Operation of Wind Turbines and Wind Parks

Law No. 2000-108 of February 10, 2000 provides that energy-producing systems with a capacity of at least 4.5 megawatts require a permit from the Energy Minister. Wind parks with several wind energy turbines are treated as one system within the meaning of this law. Wind turbines legally built before Law No. 2000-108 went into effect are deemed to be approved.

In principle, building planning laws require a building permit for every construction project. The planning laws include an exception from the permit requirement for wind turbines with a total height of less than 12 meters which, however, has little practical significance.

Environmental law standards must also be observed in the construction of wind turbines in France. In particular, there is a general obligation to notify the competent local state administration (*préfecture*) of the intention to build a wind turbine prior to the start of construction.

Italy

State Promotion of Renewable Energy Sources

In Italy, the National Energy Plan of 1988 (*Piano Energetico Nazionale*) aimed to use wind power by year 2000 to generate between 300 to 600 megawatts. The Laws of August 1991 and October 1991 and the Decision of the Interministerial Price Commission (*Comitato Interministeriale Prezzi*) of June 1992 introduced a special compensation system for electricity produced from renewable energy sources. This system provided that ENEL had to pay a compensation exceeding the market price to energy producers using renewable energy sources. Under current laws, the National Transmission Network Operator (*Gestore della rete di trasmissione nazionale*) (*GRTN*) has replaced ENEL. The GRTN must buy electricity generated using renewable energy sources at a price set by the energy and gas authorities (*Autorità dell'energia e del gas*) based on the provisions of Law 481/95. This price is adjusted annually to reflect changes in the market price and is currently about EUR 0.13 per kilowatt-hour. Under the current legislation, the producer's rights to demand that the GRTN accept electricity generated by them from renewable energy sources is not restricted in duration.

Under Decree 79/99 (*Decreto Bersani*), energy producers and importers are required starting in 2002 to sell electricity from renewable energy sources equal to 2% of the conventionally generated energy sold or imported the previous year. This electricity may be self-generated or purchased. In this context, a system of "green certificates" (*certificati verdi*) was introduced. Producers of electricity from renewable energy sources can demand that GRTN issue such certificates during the first eight years of production.

In addition, Law 394/91 provides authorities preferential access to state or European subsidies if such subsidies are used to support the use of renewable energy sources in certain areas, particularly those which are comparable to nature conservation zones. In addition, special European structure funds are used to promote the construction of wind turbines in the regions of Apulia, Campania, Umbria and Sicily.

Standards of Engineering and Environmental Protection Law in the Construction and Operation of Wind Turbines and Wind Parks

In Italy, the construction and operation of wind turbines are regulated by certain provisions of engineering and environmental protection laws. According to these laws, various permits are required to build wind turbines issued by national or regional authorities. As a part of this authorization process, a review of the wind turbine's impact on the environment is also conducted. The government recently enacted an ordinance whose purpose is to simplify the authorization process (D.L. Nr. 7, February 7, 2002).

Spain

State Promotion of Renewable Energy Sources

The Spanish electricity industry is primarily regulated by Law 54/1997 concerning the energy sector, the Law 34/1998 concerning hydrocarbons and Royal Decree 1955/2000 concerning transfer and distribution. With respect to energy from renewable energy sources, the Royal Decree 2818/1998 contains certain important provisions. The decree introduces regulations on "production with special status" (which includes wind parks with maximum capacities of 50 megawatt hours). Wind parks that qualify for this special status can demand compensation for the electricity that they feed into the network at the average monthly market price for electricity in Spain, plus a premium set by the Spanish government. This premium is adjusted annually, considering, among other things, the type of power plant, the voltage fed into the network, and its profitability. Special status producers may opt for compensation on the basis of a fixed price per kilowatt-hour, which is set annually by the government instead of payment according to the arrangement described above. This compensation currently stands at EUR 0.06623 per kilowatt-hour. No change to this compensation rate is apparently planned for 2002. Operators of wind parks with a capacity exceeding 50 megawatt-hours are likewise entitled to claim a premium. This premium is also adjusted annually, but it is lower than that for wind parks with a capacity below 50 megawatt-hours. Payment on a fixed price basis is not available to these wind parks.

Producers of electricity from renewable energy sources further benefit from the fact that they can demand that the power utilities buy the electricity they generate.

In addition, the subsidy scheme for renewable energy implemented by the government in December 1999 provides for additional governmental subsidies (partially derived from European Community funds) to develop wind power technology. This plan also provides support for the construction of wind parks in the region of the Balearic Islands. Government subsidies may be granted for these construction projects under certain circumstances. Currently, the more advanced regions in this field are Galicia, Andalusia, and Aragón. Finally, the Royal Decree 6/2000 envisages a complete liberalization of the Spanish electricity market by 2009.

Standards of Engineering and Environmental Protection Law in the Construction and Operation of Wind Turbines and Wind Parks

In Spain, legal provisions must be observed in the construction and operation of wind turbines, particularly planning, engineering and environmental protection laws.

Planning laws in Spain are under the authority of the various autonomous regions. In the case of the Balearic Islands, these are Law 10/1990 of October 23, 1990 and Law 6/1997 of July 8, 1997, which covers undeveloped land, and Law 6/1999 of April 3, 1999, which concerns planning regulations on the Balearic Islands. The construction of wind turbines must be authorized under the planning law of the relevant region. In addition, the construction of wind turbines requires a system permit to be issued by the municipal authority in charge.

The construction of wind turbines also requires a permit based on Decree 2414/1961 of November 30, 1961, which governs hazardous activities (or corresponding regional or municipal laws). Finally, it may become necessary to conduct an environmental impact review based on the provisions of Royal Decree 1302/1986 and to consider other public law standards, especially in the area of expropriation, waste disposal or nature conservation laws.

Further permits and consents will be required in connection with the final administrative authorization to begin operations.

Finally, the operating company must be registered in a Special Registry for Renewable Energies, provided that the wind park complied with Royal Decree 2818/1998 requirements. The registration is a requirement to obtain the premium mentioned above.

Greece

State Promotion of Renewable Energy Sources

In Greece, the promotion of renewable energy sources is regulated primarily by Law 2244/1994 for which the German Electricity Feed-in Act of 1991 served as a model. In contrast to Germany, the amount of the feed-in compensation in Greece depends on the location of the wind turbine. For wind turbines built on the mainland or on an island connected to the mainland by a network, the feed-in compensation is approximately 70% of the electricity tariff for the end user. For wind turbines without network connection to the mainland, the feed-in compensation is approximately 90% of the end user electricity tariff. The system of fixed feed-in compensation for electricity produced from renewable energy sources was established by Law 2773/1999, which serves, among other things, to implement the Internal Electricity Market Directive (Directive 96/92/EC of December 19, 1996). However, this law grants the Greek Minister of Development the authority to set lower feed compensation rates than those mentioned above. Furthermore, a 2% tax on gross sales revenue from the sale of electricity from renewable energy sources to the network operator, whose revenue is channeled to regional bodies below the national level, was introduced in June 2001.

Government subsidies may be used to build wind turbines that produce electricity from renewable energy sources. In the case of wind energy, the government support can amount to 30% of the net construction costs of the wind turbine. However, only those turbines viewed as most worthy of support in a three-stage selection process are supported. Relevant criteria in this selection process include the possession of the required permits, the investor's financial condition, the technological and economic evaluation of the investments, the extent to which conventional energy sources are replaced, the environmental impact, the social impact, the reliability of the technology, possession of the relevant certifications, the sophistication of the investment proposal, and the availability of sufficient support funds.

Law 2773/1999 provides producers of electricity from renewable energy sources with preferential access to the network to the extent that turbines with a nominal capacity of up to 50 megawatts are involved (35 megawatts in the case of combined power and heat generation turbines).

Standards of Engineering and Environmental Protection Law in the Construction and Operation of Wind Turbines and Wind Parks

Planning, engineering and environmental laws must be observed in the construction of wind turbines.

Planning and engineering laws are not uniform in Greece. Even though typically the relevant regional authority is responsible for issuing the required building permits, the competent ministry can issue exemption permits under certain conditions.

A legislative plan currently exists that is expected to tighten existing environmental protection regulations.

Possible Changes and Their Effects

Arrangements for governmental support of renewable energies may be significantly amended in the future. The criteria for providing support may be changed, or in extreme cases, governmental support may be completely discontinued. Complete discontinuance of governmental support is rather unlikely considering the existence of European Directive 2001/77/EC of September 27, 2001 on the Promotion of Electricity Produced from Renewable Energy Sources.

Engineering and environmental protection laws may result in the delay, impediment or prevention of the construction or operation of wind parks or individual wind turbines. These regulations may also be amended significantly, which might create an additional hindrance to the construction or operation of wind turbines, as compared to the current legal situation.

U.S. Taxation

The following is a description of the principal U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of the Shares. This description addresses only the U.S. federal income tax considerations of holders that are initial purchasers of the Shares pursuant to the Offering and that will hold the Shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities, persons that received our Shares as compensation for the performance of services, persons that will hold the Shares as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes, persons that have a "functional currency" other than the U.S. dollar or holders that own (or are deemed to own) 10% or more (by voting power or value) of our Shares. Moreover, this description does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of the Shares.

This description is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof.

All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this description, a "U.S. Holder" is a beneficial owner of our Shares that, for U.S. federal income tax purposes, is:

- a citizen or resident of the U.S.,
- a partnership or corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state thereof (including the District of Columbia),
- an estate the income of which is subject to U.S. federal income taxation regardless of its source, or
- a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the U.S. is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our Shares, the tax treatment of such partnership and its partners will generally depend on the status of the partner and the activities of the partnership. Such a partnership or partner should consult its own tax advisor as to its consequences.

A "Non-U.S. Holder" is a beneficial owner of our Shares that is not a U.S. Holder.

You should consult your own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of our Shares.

Distributions

Subject to the discussion below under "Passive Foreign Investment Company Considerations," if you are a U.S. Holder for U.S. federal income tax purposes, the gross amount of any distribution made to you of cash or property, other than certain distributions, if any, of our Shares distributed pro rata to all our shareholders, with respect to our Shares, before reduction for any German taxes withheld therefrom, will be includible in income as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under "Passive Foreign Investment Company Considerations," to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our Shares and thereafter as capital gain. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles.

If you are a U.S. Holder, and we pay a dividend in Euro, any such dividend will be included in your gross income in an amount equal to the U.S. dollar value of the Euro calculated generally by reference to the spot rate in effect on the date of receipt, regardless of whether you convert the Euro into U.S. dollars. If the Euro are converted into U.S. dollars on the date of receipt, you should generally not be required to recognize foreign currency gain or loss in respect of the dividend. If the Euro received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the Euro equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Euro will be treated as ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Dividends that you receive with respect to our Shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, German tax withheld on dividends may be deducted from taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally will constitute "passive income," or, in the case of certain U.S. Holders, "financial services income."

Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on dividends received on our Shares, unless you conduct a trade or business in the U.S. and such income is effectively connected with that trade or business.

Sale or Exchange of Our Shares

Subject to the discussion below under "Passive Foreign Investment Company Considerations," if you are a U.S. Holder you generally will recognize gain or loss on the sale or exchange of our Shares equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in our Shares. Such gain or loss will be capital gain or loss. If you are a noncorporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if your holding period for such Shares exceeds one year and will be further reduced if your holding period exceeds five years. Gain or loss, if any, recognized by you generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

If you are a U.S. Holder, the initial tax basis of the Shares that you hold in the Company will be the U.S. dollar value of the euro-denominated purchase price determined on the date of purchase. If the Shares are treated as traded on an "established securities market," a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the dollar value of the cost of such Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. If you convert U.S. dollars to Euro and immediately use that currency to purchase Shares in the Company, such conversion generally will not result in taxable gain or loss to you.

With respect to the sale or exchange of our Shares, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If our Shares are treated as traded on an "established securities market," a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are a U.S. Holder and receive Euro upon a sale or exchange of our Shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such Euro will be ordinary income or loss. However, if you are a cash basis U.S. Holder and you convert such Euro into U.S. dollars on the date of receipt, you generally should not recognize any gain or loss on such conversion.

Subject to the discussion under "Backup Withholding Tax and Information Reporting Requirements" below, if you are a Non-U.S. Holder of our Shares, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such Shares unless:

- such gain is effectively connected with your conduct of a trade or business in the U.S., or
- you are an individual and have been present in the U.S. for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations.

A Non-U.S. corporation will be classified as a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either:

- at least 75 percent of its gross income is "passive income," or
- at least 50 percent of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we will not be classified as a PFIC for our current taxable year. Our status in future years will depend on our assets and activities in those years. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC, and you are a U.S. Holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, our Shares.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares in the Company, made within the U.S. to a holder of such Shares, other than an exempt recipient, including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, Shares within the U.S. to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate of 30% will be reduced to 29% for years 2004 and 2005, and 28% for years 2006 through 2010.

In the case of such payments made within the U.S. to a foreign simple trust, a foreign grantor trust or a foreign partnership, other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a "withholding foreign trust" or a "withholding foreign partnership" within the meaning of the applicable U.S. Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the U.S., the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a U.S. person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of the Shares. You should consult your own tax advisor concerning the tax consequences of your particular situation.

German Taxation

The following section is a brief summary of certain important German taxation principles that may be relevant with respect to the acquisition, ownership and disposition of shares in the Company. This section does not purport to be a comprehensive and complete description of all the German taxation considerations that may be relevant to the Company's shareholders. The summary is based on German domestic tax laws, as of the date hereof, and typical double taxation treaties, as currently in effect between the Federal Republic of Germany and other countries. Provisions in both areas are subject to change at short notice possibly with retroactive effect.

The tax laws enacted in 2000 and 2001 have changed substantial parts of the German tax law. In principle, the changes took effect on January 1, 2001, though certain provisions only became effective in 2002.

You should consult your tax advisors regarding the tax consequences of the acquisition, holding, disposition or transfer without consideration of the Shares, and the procedures to be followed for a potential refund of German taxes withheld from dividends (*Kapitalertragssteuer*) paid thereon. Only tax advisors can properly take into account details relevant to the specific tax situation of a particular shareholder.

Taxation of the Company

Since January 1, 2001, the Company is subject to a corporate income tax at a rate of 25%. This tax rate applies regardless of whether profits are distributed or retained. Certain foreign source income is exempt from corporate income tax. Dividends that the Company receives in fiscal years 2001 and after are generally exempt from corporate income tax. As of 2002, capital gains realized from the disposition of shares in corporations will generally also be exempt. However, an exception applies to dividends that the distributing corporation pays from pre-2001 profits to the Company. Operating expenses directly related to tax-exempt dividend income are only deductible under certain conditions.

A solidarity surcharge of 5.5% is levied on the assessed corporate income tax liability so that the combined effective tax burden of the corporate income tax and solidarity surcharge is 26.375%.

Income components taxed in earlier years are carried forward through a corporate income tax credit system after netting untaxed income earned after December 31, 2000. This tax credit amounts to one-sixth of the income components taxed at 40% (the "EK 40 Final Balance"). In the case of dividend payments in fiscal years 2002 to 2016 for which these income components are used, the corporate tax burden and the corporate income tax credit are reduced by one-sixth of the distributed EK 40 Final Balance. Corporate income tax credits not used by the end of 2016 will expire.

In addition, German corporations are subject to a profit-based trade tax, the exact amount of which depends on the municipalities in which the company maintains business premises. The trade tax can be deducted as an operating expense from the corporation's tax base for corporate income tax purposes.

Taxation of dividends

Only half of the dividends or other profit distributions received by an individual who is a German resident is subject to income tax, plus a solidarity surcharge or 5.5%, for fiscal years beginning December 31, 2000 (the "Half Income System"). Dividends that are considered repayment of paid-in capital for tax purposes are completely tax-exempt. According to the laws in effect on the date of this offering memorandum, only half of the expenses (*Werbungskosten*) incurred and attributable to the generation of income from capital investments are deductible.

Dividend income received by an individual is generally tax-exempt to the extent that the "investor exemption" of EUR 1,550.00, or EUR 3,100.00 for jointly assessed spouses, has not been exceeded by distribution and other investment income.

Dividends received by a corporation which maintains its registered headquarters or place of business in Germany are tax exempt. Certain exceptions may also apply for banks, financial services institutions and finance companies within the scope of section 1 of the Banking Act (*Kreditwesengesetz*) ("KWG").

German corporations must withhold from their dividend payments for the account of their shareholders a German withholding tax that will be imposed in the amount of 20% plus a solidarity surcharge of 5.5% resulting in a total of 21.1%. If the dividend is completely or partially tax-exempt at the shareholder level, the corporation must nevertheless withhold the tax amount, and the shareholder will be credited or refunded the withholding tax amount in the tax assessment process for the shareholder.

Shareholders who are residents of Germany and who present a non-assessment certificate (*Nichtveranlagungsbescheiningung*) issued by the tax office of their place of residence to their deposit bank can receive dividends without having the withholding tax and solidarity surcharge amount deducted. The same applies if the shareholder provides the deposit bank with an exemption order (*Freistellungsauftrag*) to the extent that the applicable exemption amount has not been used for other income from capital investments. The deposit bank may, upon presentation of a non-assessment certificate, pay out dividends to tax-exempt entities without having the withholding taxes or solidarity surcharge deducted.

For shareholders who are not residents of Germany and who do not hold their shares through a permanent establishment or fixed base in Germany, a withholding tax of 20% plus a solidarity surcharge of 5.5% is levied on the entire amount of the dividend. Provided that no overriding double taxation treaty applies, the withholding tax discharges the shareholder from any other German tax liability on the dividend.

Foreign individuals who hold their shares as assets through a permanent establishment or fixed base in Germany are liable for income tax, plus a solidarity surcharge of 5.5%, on only half the amount of the dividend. The income tax is calculated at the rate applicable to German residents, but with a minimum rate of 25% plus the solidarity surcharge of 5.5%. This also applies to individuals who are U.S. citizens or residents and who hold their shares through a permanent establishment or fixed base in Germany.

Dividend income is generally tax-exempt income for corporations that are not residents of Germany. However, it is currently unclear whether this exemption also applies to shares that are not held through a permanent establishment or fixed base in Germany or whether a withholding tax would be imposed on such shares. The full amount of dividend payments will in any case be subject to the 20% withholding tax plus a solidarity surcharge. It is still unclear how, if at all, the tax withheld in excess of the maximum amount stipulated in an applicable tax treaty will be partially or completely refunded. This also applies to corporations that are residents of the United States.

Distributions to shareholders who do not hold their shares as assets through a permanent establishment or fixed base in Germany and who reside in a country with which Germany has entered into a tax treaty are usually subject to a reduced withholding tax rate of 15% under most German tax treaties. The difference between the total amount withheld, including the solidarity surcharge, and the maximum withholding tax permitted by an applicable tax treaty will, upon request, be refunded by the German tax authorities (*Bundesamt für Finanzen,* Friedhofstraße 1, 53225 Bonn). Forms for a refund application are available from the German Federal Tax Office or the German embassies or consulates in various countries. For dividends which are distributed to corporations that are not residents of Germany, a further deduction is granted under most German tax treaties, as long as such companies at least hold a 25% stake (or 10% stake according to some treaties) (or share votes according to some treaties) of the company paying the dividend.

The same treatment applies to dividends that are distributed to parent companies who are residents of the European Union as defined under European Union Directive No. 90/435/EWG of July 23, 1990 (the "Parent-subsidiary Directive"). Application of the Parent-subsidiary Directive requires, among other things, that the parent corporation be a resident for tax purposes in another member state of the European Union, that the investment in the German subsidiary corporation be maintained for an uninterrupted period of at least twelve months and that it amount to at least one-quarter, or in some special cases one-tenth, of the registered share capital. In the latter cases, and provided some additional requirements are fulfilled, the lower tax rate can be applied to the distribution or, the withholding tax can be waived.

For dividends that are distributed to U.S. citizens or residents that do not hold their shares through a permanent establishment or fixed base in Germany, the withholding tax rate is reduced to 15% under Article 10 Section 2(b) of the double taxation treaty entered into between Germany and the United States on August 29,

1989 and brought into force on August 21, 1991. If the distribution is made to a corporation that is a resident of the U.S. and that holds at least 10% of the share capital of the Company, the withholding tax is reduced to 5%. The difference between the total amount of the tax withheld and the withholding tax owed will be refunded upon request by the German tax authorities (*Bundesamt für Finanzen*) under the above-mentioned circumstances.

If an individual holds shares as assets in a German commercial business of such shareholder (regardless of whether the shareholder resides in Germany) and the shareholder held less than one-tenth of the corporation's issued share capital at the beginning of the calendar year in which the dividend is paid, one half of the dividend is subject to an additional trade tax. This applies regardless whether the shareholder is a resident of Germany. The trade tax is levied at a flat rate applied to the proportion of the assessed German income tax that is equivalent to the proportion of business income to taxable income. The same treatment applies to individuals who are citizens or residents of the United States and who hold their shares through a permanent establishment or fixed base in Germany.

Under the law on the Development of Corporate Taxation (*Gesetz über die Fortentwicklung des Unternehmenssteuerrechts*) dated December 20, 2001, dividends and other profit distributions for fiscal years beginning with January 1, 2001, received by a corporation that is subject to the trade tax from its subsidiary, are also subject to the trade tax if the investment represents less than 10% of the registered share capital of the subsidiary.

Taxation of capital gains

Significant changes in the taxation of profits from the disposition of shares came into effect in 2002. Individuals are generally subject to income taxes on only one half of their capital gains, if they sell their shares during the speculation period (*Spekulationsfrist*) defined as the period within one year of the acquisition of the shares under section 23(1) Sentence 1, No. 2 of the Income Tax Law (*Einkommensteuergesetz*) ("*EStG*"). A disposition made after one year is completely tax-exempt, provided it is not a disposition of a significant equity interest as defined in section 17(1) of the EStG. To meet requirements of a significant equity interest pursuant to section 17(1) of the EStG, the 10% participation requirement is lowered to 1% of the registered share capital, not taking into account an interest held by the corporation. Equity interests that were held before the change in law are also taken into account to determine the required participation. Certain equity interests received in return for non-cash contributions, as defined in section 21 of the German Mergers and Reorganization Tax Act (*Umwandlungssteuergesetz*) ("*UmwStG*"), are excluded for a period of seven years from qualifying for the reduced taxes provided by the Half Income System. Capital gains realized by shareholders which are subject to the corporate income tax are in principle tax-exempt. Deductions relating to losses generated by the disposition of shares are further restricted or totally excluded.

Certain exceptions apply to shareholders which are banks, financial services institutions or finance companies within the scope of section 1 of the KWG.

If the shareholder is an individual not residing in Germany, capital gains will only be taxed if the shareholder falls under the above-described 1%-rule or if the shares are owned through a permanent establishment or fixed base in Germany. In the former case, most double taxation agreements ratified by Germany, including its treaty with the United States, generally exclude such income from taxation in Germany.

Trade taxes may also be imposed on capital gains if such gains were realized on shares held through a permanent establishment in Germany. As of 2002, the above-mentioned law on the Development of Corporate Taxation, dated December 20, 2001 generally imposes trade taxes on the disposition of shares, if the shares held by a corporation represented less than 10% of the registered share capital of the company in which it is disposing shares.

Inheritance and gift taxes

The transfer of shares as a gift or by reason of death is generally subject to German gift or inheritance taxes if:

(i) the decedent or donor, or the heir, donee or other transferee has his/her domicile or residence in Germany at the time of the transfer, or with respect to German citizens that are not residents of

Germany, if the decedent or donor, or the heir, donee or other transferee has not been continuously out of the country for a period of more than five years without maintaining a residence in Germany;

(ii) the decedent's or donor's shares are part of the business assets of a permanent establishment maintained in Germany by the decedent or donor or for the management of which a permanent agent had been appointed; or

(iii) the decedent or donor has held, alone or together with related persons, directly or indirectly, 10% or more of the registered share capital of the company at the time of the transfer.

The few German estate tax treaties currently in force, such as its treaty with the United States usually provide that German inheritance and gift tax may only be imposed in the situations described in (i) and (ii) above.

Other taxes

No German transfer, value-added, stamp or other such taxes apply to the purchase, sale, or other disposition of shares. Currently, no net worth tax is levied in Germany.

Tax effects of the restructuring

As described in this offering memorandum under "Our Existing Shareholders — Corporate History of Our Share Capital," the merger of Jacobs Energie GmbH, BWU-Brandenburgische Wind- und Umwelttechnologien GmbH, BWU-Anlagenfertigung und -service GmbH and pro + pro Energiesysteme GmbH & Co. KG into REpower Systems AG and the contribution of the (partial) limited-partnership interest of pro + pro Energiesysteme GmbH & Co. KG and Regenerative Energien Denker & Dr. Wulf GmbH & Co. KG (currently Denker & Wulf AG) was implemented pursuant to section 20 of the *UmwStG* and section 24 of the *UmwG* at book value, and therefore had no German tax consequences. The Company has established sufficient provisions to cover the estimated real estate transfer taxes imposed due to the restructuring.

General

The Offering consists of a public offering in Germany and an offering to institutional investors outside Germany, including to QIBs in the United States in reliance on Rule 144A under the Securities Act. Schroder Salomon Smith Barney is acting as the Sole Global Coordinator and Sole Bookrunner for the Offering and is acting as representative of the Managers named below (the "Managers").

Subject to the terms and conditions stated in the Purchase Agreement (the "Purchase Agreement") dated March 21, 2002, each Manager named below has agreed to purchase and the Company has agreed to sell to that Manager, the number of Shares set forth opposite the Manager's name.

Manager	Number of Shares
Schroder Salomon Smith Barney	1,200,000
Commerzbank Aktiengesellschaft	500,000
Vereins- und Westbank AG	300,000
Total	2,000,000

The Purchase Agreement provides that the obligations of the Managers are subject to certain conditions precedent, and that the Managers will be obligated to purchase all of the Shares being offered hereby (other than the Over-allotment Shares as described below). In addition, the Company has agreed to reimburse the Managers for certain expenses occurred in connection with the Offering and to indemnify the Managers against certain liabilities, including liabilities under the Securities Act and the Exchange Act. The Managers are entitled under certain circumstances to be released and discharged from their obligations under the Purchase Agreement prior to the closing of the sale of the Shares. The Purchase Agreement is governed by German law.

In addition, in connection with the Offering, the Selling Shareholder has granted to the Managers an option exercisable within 30 days after the date of this offering memorandum to purchase up to 300,000 Shares, solely for the purpose of covering over-allotments, if any.

Prior to the Offering, there has been no public market for the Shares. Consequently, the offer price was determined by the Sole Global Coordinator with our consent and the consent of the Selling Shareholder after a bookbuilding process. Among the factors considered in determining the offering price were the demand for the Shares during the bookbuilding period, the Company's current financial condition, the Company's future prospects, the markets in which the Company operates, the economic conditions in and future prospects of the industry in which the Company competes, the Company's management, and the currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to the Company. It cannot be assured, however, that the prices at which the Shares will sell in the public market after the Offering will not be lower than the offering price or that an active trading market in the Shares will develop and continue after the Offering.

As compensation to the Managers, the Company will pay to the Managers commissions of up to 5% of the issue price per Share.

Lock-Up

The Existing Shareholders have irrevocably agreed, in accordance with the *Regelwerk Neuer Markt* and applicable provisions of the German Stock Corporation Act (*Aktiengesetz*), that, for a period of six months from the date of admission of the Shares to the *Neuer Markt*, (i) they will not offer or sell any Lock-up Shares, directly or indirectly, on an exchange or in an over-the-counter transaction, or announce such action, and (ii) they will not take any action that is economically equivalent to a sale with respect to shares in the Company. With respect to the 21,700 Existing Shares held by the Abstaining Shareholder, *Deutsche Börse AG* has released the Company from its obligation to obtain and deliver a corresponding lock-up agreement. With the exception of the Abstaining Shareholder who holds 21,700 Existing Shares, the Existing Shareholders have agreed that the Company can inform *Deutsche Börse AG* of the amount of their shareholdings and that their shareholdings will be booked under a separate securities identification number (WKN), identifying the Lock-up Shares at the depositary bank and Clearstream Banking AG. To monitor compliance during the lock-up period, the depositary bank of all Existing Shareholders will not be required to abide by the requirements of German bank secrecy laws. If the lock-up period is violated, the Existing Shareholders have agreed to pay a contractual fine to *Deutsche Börse AG* and to waive the depositary bank's obligation to conclude the transaction and deliver the Shares.

We have agreed with *Deutsche Börse AG*, in accordance with the relevant provisions of the German Stock Corporation Act (*Aktiengesetz*), for a period of six months from the date of admission of the Shares to the *Neuer Markt,* not to offer or sell any of our shares, directly or indirectly, on an exchange or in an over-the-counter transaction, not to announce such action and not to take any other action that is economically equivalent to a sale with respect to our shares. *Deutsche Börse AG* can waive this restriction on our behalf or on behalf of the Existing Shareholders upon legitimate request. We will inform *Deutsche Börse AG* without delay if we become aware of any facts indicating a breach of the prohibition on disposal by any Existing Shareholder.

In addition, other than the Abstaining Shareholder who holds 21,700 Existing Shares, the Existing Shareholders have irrevocably agreed with the Sole Global Coordinator, in accordance with the applicable provisions of the German Stock Corporation Act (*Aktiengesetz*), that, for a period of twelve months from the date of admission of the Shares to the *Neuer Markt*, without the prior written consent of the Sole Global Coordinator, which consent shall not be unreasonably withheld, they will not offer or sell any of our shares, directly or indirectly, on an exchange or in an over-the-counter transaction, or announce such action, or take any action that is economically equivalent to a sale with respect to our shares.

Furthermore, we have agreed that we will not, in accordance with the applicable provisions of the German Stock Corporation Act (*Aktiengesetz*), for a period of twelve months from the date of the admission of the Shares to the *Neuer Markt*, without the prior written consent of the Sole Global Coordinator, which consent shall not be unreasonably withheld, offer, sell or contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us or any of our subsidiaries or any person associated with us or any of our subsidiaries) directly or indirectly, either on an exchange or in an over-the-counter transaction, or announce the offering of, any of our shares or any securities convertible into, or exchangeable for our shares. We will notify the Sole Global Coordinator without delay if we become aware of any facts indicating a breach of the prohibition on disposal by any Existing Shareholder.

Selling Restrictions

United States

The Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States except to QIBs in reliance on Rule 144A and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act. Any offer or sale of the Shares made in reliance on Rule 144A will be made by broker-dealers who are registered as such under the Exchange Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of the Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in compliance with Rule 144A or pursuant to another exemption from the registration requirements of the Securities Act.

United Kingdom

The Managers have represented and agreed that (i) they have not offered or sold and will not offer or sell any Shares to persons in The United Kingdom prior to admission of the Shares to listing in accordance with Part VI of the Financial Services and Markets Act 2000 (the "FSMA") and (ii) they have not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA.

The Managers have also represented and agreed that they have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by them in connection with the issue or sale of any Shares in circumstances in which section 21(1) of the FSMA does not apply to the Company and they have complied and will comply with all applicable provisions of the FSMA with respect to anything done by them in relation to the Shares in, from or otherwise involving the United Kingdom.

Netherlands

The Shares offered hereby may not be offered, sold, delivered or transferred, directly or indirectly, in the Netherlands other than to individuals who, or to legal entities which, trade or invest in securities in the conduct of a profession or trade (which includes banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors, and treasury departments and finance companies of large enterprises).

General

No action has been taken or will be taken in any jurisdiction (except in Germany) by the Managers or the Company that would permit a public offering of the Shares, or possession or distribution of any offering document or any amendment or supplement thereto or any other offering or publicity material relating to the Shares, in any country or jurisdiction (other than Germany) where action for that purpose is required. Accordingly, the Shares may not be offered or sold, directly or indirectly, and neither this Offering Memorandum nor any other offering material or advertisements in connection with the Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Stabilization

In connection with the Offering, the Sole Global Coordinator, on behalf of the Managers, may purchase and sell Shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Shares in excess of the number of Shares to be purchased by the Managers in the Offering, which creates a syndicate short position. "Covered" short sales are sales of Shares made in an amount up to the number of Shares represented by the Managers' over-allotment option. In determining the price of Shares to close out the covered syndicate short position, the Sole Global Coordinator will consider, among other things, the price of Shares available for purchase in the open market as compared to the price at which the Managers may purchase Shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the Shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The Sole Global Coordinator may also make "naked" short sales of Shares in excess of the over-allotment option. The Sole Global Coordinator must close out any naked short position by purchasing Shares in the open market. A naked short position is more likely to be created if the Sole Global Coordinator is concerned that there may be downward pressure on the price of the Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of bids for or purchases of Shares in the open market while the Offering is in progress.

The Sole Global Coordinator may also impose a penalty bid. Penalty bids permit the Sole Global Coordinator to reclaim a selling concession from a syndicate member when the Sole Global Coordinator repurchases Shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Shares. They may also cause the price of the Shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The Sole Global Coordinator may conduct these transactions on the Frankfurt Stock Exchange or otherwise. If the Sole Global Coordinator commences any of these transactions, it may discontinue them at any time.

Other Relationships

The Sole Global Coordinator and the Managers have engaged in, and may in the future engage in, investment banking and other commercial dealings with the Company that are not related to the Offering. They have received customary fees and commissions for these services.

Each purchaser of the shares offered within the United States pursuant to Rule 144A by accepting delivery of this offering memorandum will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used as defined therein):

(1) it is (a) a QIB, (b) aware, that the sale of such shares to it is being made in reliance on Rule 144A and each beneficial owner of the shares has been so advised and (c) acquiring such shares for its own account or for the account of a QIB, as the case may be.

(2) it understands (or if it is acting for the account of another person, such person has confirmed to it that it understands) that such shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except (a) in accordance with Rule 144A to a person that it and any person acting on its behalf reasonably believe is a QIB purchasing for its own account or for the account of a QIB, (b) in an offshore transaction in accordance with Rule 903 or 904 of Regulation S, or (c) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), in each case in accordance with all applicable laws of any State of the United States. No representation can be made as to the availability of the exemption provided by Rule 144 for resale of the shares.

(3) It understands that such shares (to the extent they are in a certified form), unless otherwise determined by the Company in accordance with applicable law, will bear a legend substantially to the following effect:

> THIS SHARE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO A PERSON WHO THE PURCHASER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER ("QIB") WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR THE ACCOUNT OF A QIB, (2) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE LAWS OF ANY STATE OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THIS SHARE. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, FOR SO LONG AS THE SHARES ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144(a)(3) UNDER THE SECURITIES ACT, SUCH SHARES MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK.

The purchaser will, and each subsequent holder is required to, notify any subsequent purchaser of such shares of the resale restrictions referred to in this paragraph and paragraph (2) above.

(4) The Company, the Sole Global Coordinator and their affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements.

Prospective purchasers are hereby notified that sellers of the shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

LEGAL MATTERS

White & Case, Feddersen, legal advisers to the Company for German and United States law, will pass on certain legal matters in connection with the Offering for the Company. Allen & Overy, Frankfurt and London, legal advisers to Schroder Salomon Smith Barney as to German and United States law, respectively, will pass on certain matters in connection with the Offering for Schroder Salomon Smith Barney as Sole Global Coordinator.

INDEPENDENT AUDITORS

The audited consolidated financial statements of the Company as of December 31, 2001 have been audited by and the unaudited pro forma consolidated financial statements of the Company as of December 31, 2000 and December 31, 1999 have been examined *(bescheinigt)* by Susat & Partner, independent accountants, as indicated in their reports with respect thereto, and are stated therein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IAS, U.S. GAAP AND GERMAN GAAP

Certain data in the consolidated financial statements for fiscal year 2001 and in the pro forma consolidated financial statements for fiscal years 1999 and 2000 for the Company which are included in this offering memorandum have been prepared in accordance with International Accounting Standards ("IAS"). IAS differ in certain respects from U.S. GAAP and the German Commercial Code (*Handelsgesetzbuch*) ("German GAAP").

The following is a summary of certain significant differences between IAS, U.S. GAAP and German GAAP. This summary does not elaborate on all differences between IAS, U.S. GAAP and German GAAP that are of importance for the preparation of financial statements. Furthermore, the following does not show all differences that have an influence on the assets and liabilities, financial and earnings position of the Company for the periods mentioned above.

Basis of Financial Statement Preparation

The basis of financial statement preparation according to IAS, U.S. GAAP and German GAAP is the preparation of information necessary for shareholder decision-making.

As a result, the comparability of annual as well as interim financial statements from year to year plays an important role in IAS, U.S. GAAP and German GAAP.

Development Costs

Under the accounting principles of both IAS and U.S. GAAP, development costs may be recorded as an asset and can be amortized systematically over its useful life.

German GAAP does not allow the recording of self-produced intangible assets.

Goodwill

Under IAS, in accounting for business combinations, the excess of the cost of the acquisition over the acquirer's interest in the fair value of the identifiable assets and liabilities (goodwill) can be written off. Goodwill is initially recorded as an asset at cost and amortized on a systematic basis over its useful life. There is a rebuttable presumption that the useful life of goodwill will not exceed 20 years from initial consolidation.

Under U.S. GAAP, goodwill is recorded as an asset at cost and, in the case of a continuing decline in value, may be written off as an extraordinary item.

German GAAP offers three options for accounting of goodwill. Goodwill may be recognized at cost and amortized on a systematic basis over its useful life, or it may be written off with at least 25 % of its cost initially recorded, beginning with the year subsequent to initial recognition, or it may be openly offset against equity.

Tangible Fixed Assets

Under IAS, tangible fixed assets are generally depreciated on a straight-line basis over their estimated useful life.

IAS and U.S. GAAP are consistent with respect to the depreciation of fixed assets. According to IAS, however, tangible fixed assets may also be reported at a revalued amount, which represents the fair value at the date of revaluation, less any subsequent accumulated depreciation. Revaluation increases result in corresponding increases in the "reserves from revaluation." An increase in the value will be shown as profit up to the extent that a previous revaluation led to depreciation in the statement of operations.

Under German GAAP, tangible fixed assets are depreciated on a straight-line basis. Alternatively, except for buildings, an accelerated depreciation is permitted.

Long-term Construction Contracts

Under IAS and U.S.-GAAP, long-term contracts are accounted for by the percentage-of-completion method. Under such method, profits are recognized in proportion to the completion of the contract and booked as accounts receivables from long-term construction contracts.

Under German GAAP, long-term contracts are accounted for according to the realization principle, according to which revenue is only recognized upon delivery and transfer of risk.

Receivables from Deliveries and Services

IAS accounting principles do not provide for certain methods for calculations of lump-sum adjustments to receivables from deliveries and services. If it is probable that a certain percentage of receivables will not be collectible, this must be reflected in the valuation of the asset.

Under U.S. GAAP, lump-sum adjustments to receivables are not permitted. There are three different methods through which one time lump-sum adjustments may be made. They may be determined either as a function of sales, receivables outstanding or the age structure of the receivables.

German GAAP generally permits lump-sum adjustments to a reasonable extent but does not provide certain methods.

Deferred Taxes

Under both IAS and U.S. GAAP, deferred taxes, resulting from a temporary difference between the book value of the assets over the debt in the consolidated accounts and the value retained in the tax balance sheet, must be recognized under the accrual method used in financial accounting.

For deferred taxes on both the asset and liability sides of the balance sheet, there is an obligation to report them according to IAS and U.S. GAAP. According to IAS and U.S. GAAP, deferred tax assets should be recognized for tax losses carried forward on the condition that the utilization of such a tax benefit is probable in the future due to expected taxable profits.

On the level of individual financial statements, German GAAP requires recognition of deferred taxes only if deferred tax liabilities taken as a whole exceeds the total of deferred tax assets. Recognition of tax assets that exceed tax liabilities is optional. Future tax benefits from tax loss carry forwards may not be recognized as tax assets or offset against tax liabilities. Deferred taxes arising from consolidation measures are reflected in the consolidated financial statements.

Accrued Liabilities

Under IAS and U.S. GAAP, contingencies are only recorded for liabilities to third parties. They have to be both probable and reasonably determinable.

Under U.S. GAAP, provisions for loss contingencies are recorded by a charge to income, if it is both probable that an asset has been impaired or a liability has been incurred, and the minimum impairment or loss can be reasonably estimated. Unspecified liability reserves for future losses, costs, or risks do not meet the conditions for accrual under U.S. GAAP.

German GAAP requires the recognition of certain provisions which are not related to obligations to third parties. Further, it permits recognition of additional provisions which are unrelated to third parties. Provisions for extraordinary expenses are not permitted under both IAS and U.S. GAAP.

Foreign Currency Gains and Losses

Under IAS, monetary currency assets and liabilities are valued at the exchange rate on the balance sheet date, while non-monetary items carried at historical cost or fair value are valued at the exchange rate on the date of transaction or the valuation date, respectively.

Under U.S. GAAP, foreign currency assets and liabilities are valued at the exchange rate on the balance sheet date. Both unrealized gains and unrealized losses are recorded. The same rules apply under IAS.

German GAAP stipulates in principle that unrealized losses are recognized but that unrealized gains are not.

GLOSSARY

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this offering memorandum.

Alternative Energy Sources .... Alternative energy sources, in contrast to conventional energy sources, continue to "regenerate" and as a result are virtually limitless. Examples include solar energy, biomass energy, wind power and ambient heat.

Blade Angle Control .... The ability to turn the rotor blades of a wind turbine with pitch control along their longitudinal axis.

In a wind turbine with blade angle control, the electronic controller continuously measures the wind turbine's power output. If the power output is too high, the rotor blades are immediately turned slightly out of the wind by the blade adjustment mechanism. In the reverse scenario, when the power output is too low, a wind turbine with blade angle control operates in the opposite way, turning the blades into the wind. In order for the wind turbine to perform this way, the rotor blades must be able to rotate along their longitudinal axis.

The design of wind turbines with blade angle control requires special attention to ensure that the rotor blades turn precisely at the desired angle so that the rotor blades are always at the correct angle to draw the maximum energy from the wind at any velocity.

BTM Consult ApS .... Renewable Energy Consulting firm headquartered in Denmark.

Certification .... Wind turbines are certified in accordance with certain guidelines which ensure that the turbines are correctly designed and operate safely. Germanischer Lloyd (GL) and TÜV, among others, are responsible for providing the relevant certification for wind turbines in Germany.

Conventional Energy Sources ... Conventional energy sources include nuclear power, hydropower and fossil fuel.

EEG .... German law on the Priority of Renewable Energies (*Gesetz für den Vorrang Erneuerbarer Energien*), which went into effect on April 1, 2000 and replaced the Power Feed-in Act (*Stromeinspeisungsgesetz*).

European Patent .... Since 1978, it has been possible to obtain patent protection for an invention in many different European countries through one single patent application — the application for a "European Patent."

Fossil Fuels .... Energy sources which were formed millions of years ago as a result of the decomposition of dead plants and animals through oxygen deprivation, high temperatures and pressure. These energy sources include crude oil, natural gas, brown coal and hard coal.

Gear Unit .... The gear unit is located between the slow-moving rotor shaft and the fast-moving generator shaft. It causes the generator shaft to run approximately 70 to 90 times faster than the rotor shaft. The gear unit is necessary since the generator has to turn at a much higher speed than the rotor.

The gear unit transports the total output from the rotor to the generator.

Generator .... The generator of a wind turbine which converts mechanical energy into electrical energy. One principal way in which wind turbines differ from regular generators is that they are directly connected to a power source (the rotor) with a fluctuating mechanical output (torque). Generally, an asynchronous generator is used as the electrical generator.

Geothermal Energy	Heat energy stored below the solid surface of the earth, also called the natural heat of the earth.
Germanischer Lloyd (GL)	See "Certification" above.
Gondola	The gondola houses the most important components of a wind turbine, such as the gear unit and the generator. The maintenance personnel can enter the gondola through the tower. The rotor, consisting of the rotor blades and the hub, is located at the top of the tower.
International Energy Agency (IEA)	An organization of the OECD with 26 member states headquartered in Paris. The IEA's goal is to provide information to the energy market and to promote the use of renewable energy.
Kilowatt (kW)	A unit of measure consisting of 1,000 watts. A watt is a unit of measure for electrical power. See "Megawatt" below.
Kilowatt-hour (kWh)	A unit of measure for power supplied to the network. See "Output" below.
Kyoto Protocol	UN protocol dated December 1997 on maximum emission limits for industrialized nations. The Kyoto Protocol was the first to call for support for renewable energy.
Lattice Tower/Lattice Mast	The tower of a wind turbine consisting of an openwork structure of crossed strips of steel. A lattice tower is stronger and cheaper to produce than a traditional tower.
Megawatt (MW)	Unit of measure for output of a wind turbine. One megawatt equals 1,000 kilowatts, which in turn equals 1,000,000 watts. To illustrate, an average household light bulb has an output of 60 watts.
Multi-Megawatt Wind Turbines/ Multi-Megawatt Class	A wind turbine with a power rating of one megawatt or more.
Offshore/Onshore	Wind turbines that are installed at sea, as opposed to onshore wind turbines, which are installed on land.
Operational Control	A system that automatically controls the operation of a wind turbine.
Output	The energy per time unit measured in watts. The output can be measured at any given time while energy is measured over a certain period of time.
Output Control	The maintenance of output at a constant level (power rating) at high wind velocities, through, among other things, blade adjustment.
Pitch (Pitch Control)	Pitch-controlled wind turbines ensure that power output of wind turbines is constant by adjusting the angle of the turbine blades. An electronic sensor continuously measures the output and turns the rotor blades slightly out of the wind if the output is too high, and into the wind when the output is too low. Therefore, the rotor blades have to be able to turn along their longitudinal axis. The controller adjusts the blades as soon as the wind velocity changes, ensuring that the rotor blades are always positioned at the correct angle to capture maximum energy. Due to the complexity of the technology, wind turbines with pitch control require a higher investment than those with stall control.

Power Rating .... The highest continuous output of a wind turbine or, to be more precise, of a wind turbine generator. If a wind turbine has a power rating of 1.5 megawatts, it is able to generate 1,500 kilowatt hours (kWh) of energy per hour. The power rating of a wind turbine does not indicate how much energy the turbine actually produces. Wind turbines operate at their power rating only during high wind conditions. To determine the amount of energy a wind turbine actually produces, the wind conditions for each location have to be known. A wind analysis is the best method for determining the amount of energy a wind turbine actually produces.

Power Train .... The machine components of a wind turbine that transmit the movement of the rotor to the generator. A power train consists of the rotor shaft, gear unit, couplings and generator.

Regenerative Energies .... See "Alternative Energy Sources."

Renewable Energies .... See "Alternative Energy Sources."

Repowering .... The updating of older wind parks with larger turbines.

Risø National Laboratory ...... Federal laboratory of the Danish Ministry of Research at Roskilde specializing in energy technology and the legal aspects of environmental protection in the production of energy.

Rotor .... Component of the wind turbine made up of the rotor blades mounted on the rotor hub.

Rotor Blades .... The rotating wings of the wind turbine which are propelled directly by the wind.

Rotor Hub .... The part of the wind turbine on which the rotor blades are mounted which allows them to rotate. The hub is in the center of the rotor and connects the rotor with the generator by an axle on bearings (rotor shaft) and, in some cases, a gear unit.

Rotor Shaft .... A component of the wind turbine which transmits the rotating motion of the rotor to the gear unit of the turbine.

Service Life .... The operational life span of a wind turbine or the span of time during which a wind turbine is in operation. The service life depends on the quality of the wind turbine itself and the local climatic conditions, such as turbulence levels, at a given location.

Shaft .... Also called the rotor shaft, a machine which transmits the movement of the rotor to a rigid gear unit, which in turn is connected to the armature of the generator.

Stall Control .... In a wind turbine that uses stall control, the rotor blades are mounted on the hub at a fixed angle and its profiles are designed to ensure the formation of turbulence on the face of the blades which are averted to the wind when the wind is too strong. This interruption in the airflow (stall) causes a lifting force which collapses the rotors.

The main advantage of stall control wind turbines is that no moving parts on the rotor or complicated control systems are necessary. Though stall control is a complex aerodynamic system, it is easier to construct than pitch control, and therefore is more economical. It is used mostly in smaller wind turbines. Approximately two thirds of all wind turbines currently installed worldwide are stall-controlled.

Turning From the Wind	Turning a wind turbine so that it is no longer perpendicular to the wind.
TWh (Terrawatt hour)	Unit of measure for energy equivalent to 1 billion kilowatt hours.
Volt (V)	Unit of measure for electric voltage. 1,000 volts is equal to 1 kilovolt.
Wind Energy	Energy produced through the kinetic energy of an air mass.
Wind Park	A collection of several wind turbines which simplifies servicing.

RECENT BUSINESS DEVELOPMENTS AND OUTLOOK

The order backlog in the area of wind turbine production may be viewed as positive. In the first quarter of the current fiscal year, the Company signed a number of large-scale contracts for delivery of wind turbines to foreign customers. Jacobs Energia, a wholly owned subsidiary of REpower Systems AG, and the Spanish project developer GEA (*Generaciones Eléctricas Alternativas S.L., Villa de Don Fadrique, Provinz Toledo*) have entered into an agreement for the delivery of 12 turnkey, model MD 70/77 wind turbines with a total power rating of 18 megawatts. In addition, the Company concluded an agreement with *GEO* (*Gesellschaft für Energie und Ökologie mbH, Enge-Sande*) to deliver to Sardinia, Italy, 50 turnkey wind turbines with a total power rating of 100 megawatts. This delivery agreement covers 2 megawatt model MM 70 wind turbines, which are currently under development. There are also contracts to deliver 73 wind turbines to locations in Germany, most of which are for model MD 70/77 wind turbines. In addition, the Company recently signed a distribution agreement with the Japanese machine manufacturing company MEIDENSHA Corp.

In the area of project development, our business is progressing according to plans. The Company believes that it may be able to realize a greater number of projects in the current fiscal year than it did in the previous fiscal year.

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INDEX TO FINANCIAL STATEMENTS

REpower Systems AG

CONSOLIDATED BALANCE SHEET as of December 31, 2001 according to IAS and pro forma CONSOLIDATED BALANCE SHEETS as of December 31, 2000 and December 31, 1999 according to IAS (unaudited)

	Notes	12.31.2001	Pro forma (unaudited) 12.31.2000	Pro forma (unaudited) 12.31.1999
		in €	in €	in €
Assets				
A. Fixed assets				
I. Intangible assets				
1. Software and licences	4.1.1	266,157	39,580	15,769
2. Goodwill		1,958,820	2,440,623	2,715,466
3. Development costs		621,863	869,988	1,118,112
		2,846,840	3,350,190	3,849,347
II. Tangible assets	4.1.2			
1. Land and buildings		4,992,143	2,053,221	693,957
2. Technical equipment and machines		5,794,146	4,949,375	4,450,622
3. Factory and office equipment		2,756,591	1,332,951	425,892
4. Prepayments on tangible assets and construction in progress		418,688	27,420	4,141
		13,961,567	8,362,966	5,574,613
III. Financial assets	4.1.3			
1. Shares in affiliated companies		403,544	1,409,589	1,210,633
2. Investments		221,752	99,108	19,941
3. Long term securities		28,131	23,882	9,525
4. Other loans		169,437	201,151	244,841
		822,864	1,733,729	1,484,939
		17,631,272	13,446,886	10,908,899
B. Current assets				
I. Inventories	4.2.			
1. Raw materials and supplies		9,155,831	3,708,429	802,695
2. Work in process		12,749,185	7,727,095	6,149,325
3. Prepayments on inventories		1,369,346	868,726	810,704
		23,274,363	12,304,250	7,762,725
II. Gross amount due from customers for contract work	4.3	2,664,050	2,113,260	156,274
III. Receivables and other assets	4.4.			
1. Trade receivables		26,383,101	22,863,498	5,789,659
2. Receivables from affiliated companies		161,504	6,387,566	5,228
3. Receivables from investments		152,992	0	0
4. Receivables from project companies		1,726,347	1,035,424	622,744
5. Other assets		3,594,264	7,190,400	5,350,090
		32,018,208	37,476,888	11,767,721
IV. Shares in project companies	4.5	1,992,051	748,797	92,845
V. Securities		672	0	11,075
VI. Cash		2,869,069	17,089,062	3,277,282
		62,818,415	69,732,257	23,067,921
C. Prepaid expenses	4.6	1,085,027	1,526,123	397,159
		81,534,714	84,705,266	34,373,979
Equity and liabilities				
A. Equity	4.7.			
I. Share capital		3,401,198	2,928,948	2,928,948
II. Additional paid-in capital		3,376,482	0	0
III. Retained earnings		8,984,942	6,744,202	2,100,205
		15,762,623	9,673,150	5,029,153
B. Minority Interests	4.8	1,458,624	1,276,176	524,454
C. Accruals	4.9.			
1. Tax accruals		8,472,233	3,529,331	519,011
2. Other accruals		12,856,282	8,805,206	7,079,422
		21,328,515	12,334,537	7,598,433
D. Liabilities	4.10.			
1. Liabilities due to banks		21,870,662	34,207,156	8,612,531
2. Payments received on account of orders		861,327	10,656,604	1,804,288
3. Trade payables		10,765,881	8,758,135	4,474,322
4. Payables to affiliated companies		505,348	0	5,019
5. Payables to investments		47,038	0	2,722,629
6. Liabilities to project companies		825,201	0	0
7. Other liabilities		8,039,129	7,272,891	3,333,802
		42,914,587	60,894,787	20,952,591
E. Deferred income	4.11	70,365	526,616	269,348
		81,534,714	84,705,266	34,373,979

CONSOLIDATED PROFIT AND LOSS STATEMENT
for the period from January 1, 2001 - December 31, 2001 according to IAS and pro forma CONSOLIDATED PROFIT AND LOSS STATEMENT for the period from January 1, 1999 - December 31, 1999 according to IAS (unaudited)

		Notes	2001	Pro forma (unaudited) 2000	1999
			in €	in €	in €
1.	Sales	5.1	141,639,598	76,039,522	47,740,490
2.	Increase or decrease in finished goods inventories and work in process		5,022,090	1,577,770	1,820,347
3.	Other own work capitalized		0	1,033	628,074
4.	**Total operating performance**		146,661,688	77,618,326	50,188,910
5.	Other operating income	5.2	3,100,211	2,165,681	878,540
6.	Cost of materials				
a.)	Cost of raw materials, consumables and supplies and purchased merchandise		(48,817,326)	(29,653,535)	(25,674,742)
b.)	Cost of purchased service		(55,466,815	(23,123,863)	(16,659,243)
			(104,284,142)	(52,777,397)	(42,333,985)
7.	Personnel expenses	5.3.			
a.)	Wages and salaries		(9,068,972)	(4,626,940)	(1,710,326)
b.)	Social security		(1,549,999)	(955,105)	(392,829)
			(10,618,971)	(5,582,045)	(2,103,155)
8.	Depreciation and amortization				
a.)	on intangible fixed assets and tangible assets		(2,184,158)	(1,816,884)	(1,118,855)
b.)	exceptional write downs on current assets		0	0	(269,897)
			(2,184,158)	(1,816,884)	(1,388,752)
9.	Other operating expenses	5.4	(14,275,704)	(9,418,279)	(3,340,311)
10.	**Operating result**		18,398,924	10,189,402	1,901,248
11.	Income from investments		153,591	148,652	160,555
12.	Other interest and similar income		560,680	349,160	347,630
13.	Write downs on financial assets and short term investments		(181,941)	(194,612)	0
14.	Interest and similar expenses		(2,475,804)	(1,568,561)	(662,813)
15.	**Financial result**	5.5	(1,943,475)	(1,265,361)	(154,628)
16.	**Income before taxes and minority interests**		16,455,449	8,924,041	1,746,620
17.	Taxes on income	5.6	(6,288,491)	(3,393,669)	(522,484)
18.	Other taxes		(21,846)	(12,632)	(7,264)
19.	**Net income before minority interests**		10,145,112	5,517,741	1,216,872
20.	Minority interests		(1,154,736)	(751,721)	(245,545)
21.	**Net income for the year**		8,990,376	4,766,019	971,327
22.	Retained profits/accumulated losses brought forward		(5,434)	1,978,183	1,128,878
23.	**Retained earnings**		8,984,942	6,744,202	2,100,205

CONSOLIDATED STATEMENT OF CASH FLOWS for fiscal year 2001 and pro forma CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited) for fiscal years 2000 and 1999

			Pro forma	
		2001	2000	1999
		in tsd. €	in tsd. €	in tsd. €
I. Cash flow from operating activities				
Net income before minority interests, interest expense and taxes on income	+	18,909	10,479	2,402
Depreciation of fixed assets	+	2,366	2,044	1,160
Profit from sale of fixed assets	–	(108)	(145)	(9)
Increase/decrease in inventories	–/+	(10,970)	(4,541)	(193)
Increase/decrease in gross amount due from customers for contract work	–/+	(551)	(1,957)	(156)
Increase/decrease in shares in project companies	–/+	(1,243)	(655)	(93)
Increase/decrease in trade receivables	–/+	(3,520)	(17,074)	(1,327)
Increase/decrease in other receivables and other assets as well as prepaid expenses	–/+	9,420	(10,279)	(2,560)
Increase/decrease in accruals	+/–	2,217	1,510	6,049
Increase/decrease in payments received on account of orders	+/–	(9,795)	8,853	(21,522)
Increase/decrease in other liabilities	+/–	3,682	6,218	(1,638)
Interest paid	–	(2,535)	(1,509)	(663)
Income taxes paid	–	(412)	(167)	(172)
= Net cash provided by / used for operating activities	=	7,460	(7,223)	(18,722)
II. Cash flow from investing activities				
Cash inflows from the sale of tangible assets	+	188	2,143	72
Cash outflows for purchase of tangible and intangible assets	–	(7,359)	(6,101)	(3,433)
Cash inflows from the sale of financial assets	+	1,309	53	593
Cash outflows for purchase of financial assets	–	(580)	(532)	(1,365)
Net cash used for investments	=	(6,442)	(4,437)	(4,133)
III. Cash flow from financing activities				
Cash capital increase	+	1,221	0	0
Payments to original shareholders	–	(4,122)	(122)	0
Increase/decrease in long-term liabilities due to banks	+	589	4,214	878
= Net cash provided by / used for financing activities	=	(2,312)	4,092	878
Net increase/decrease in cash and cash equivalents less short-term bank overdrafts		(1,294)	(7,568)	(21,977)
Cash and cash equivalents less short-term bank overdrafts at beginning of period	+	(9,444)	(1,876)	20,101
Cash and cash equivalents less short-term bank overdrafts at end of period	=	(10,738)	(9,444)	(1,876)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for fiscal year 2001 and
pro forma CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
for fiscal years 2000 and 1999

	Share capital	Additional paid-in capital	Retained earnings	Total
	in tsd.€	in tsd.€	in tsd.€	in tsd.€
Balance as of 1/1/1999 (pro forma)	2,929	0	1129	4,058
1999 Net income	0	0	971	971
Balance as of 12/31/1999 / 1/1/2000 (pro forma)	2,929	0	2,100	5,029
2000 Net income	0	0	4,766	4,766
Dividends paid	0	0	(122)	(122)
Balance as of 12/31/2000 (pro forma)	2,929	0	6,744	9,673
Transfer of pro forma consolidated equity as of 12/31/2000 to equity as of 1/1/2000 according to IAS				
Share capital	(2,879)	0	0	(2,879)
Allocation to additional paid-in capital	0	0	(2,627)	(2,627)
Withdrawals by original shareholders	0	0	(4,122)	(4,122)
Balance as of 1/1/2001	50	0	(5)	45
Capital increase through contributions in kind	2,879	2,627	0	5,506
Cash capital increase	472	749	0	1,221
2001 Net income	0	0	8,990	8,990
Balance as of 12/31/2001	3,401	3,376	8,985	15,762

1. Introduction

REpower Systems AG and its subsidiaries were created in fiscal year 2001 from the structure and existing Group relationships that existed on December 31, 2001. REpower Systems AG was required to prepare consolidated financial statements for the first time as of the December 31, 2001. To provide comparability, the figures in these consolidated financial statements are contrasted with figures from the pro forma consolidated financial statements as of December 31, 2000 and December 31, 1999. The pro forma consolidated financial statements are unaudited.

The REpower Systems Group — with its parent company, Hamburg-based REpower Systems AG — develops, produces and sells wind turbine generators. The Group's activities also include project development of wind parks.

1.1. Creation of the parent company, REpower Systems AG

On April 13, 2000, REpower Systems AG, Hamburg, was founded as DENALI Die III. Verwaltungs-Aktiengesellschaft, with registered office in Hamburg. The initial share capital of EUR 50,000.00 divided into 50,000 no-par value shares of common stock with a computed value of EUR 1.00 each was acquired by DENALI Holding GmbH, Hamburg. Entry into the Commercial Register of the Hamburg District Court (HRB 75 543) was made on May 19, 2000.

By stock purchase contract dated December 20, 2000, a total of 13 buyers acquired all the common stock of the company from DENALI Holding GmbH, Hamburg. Thereafter, the main shareholder became JE/BWU-Verwaltungs GmbH, seated in Sehestedt, with 40,000 shares of common stock. By a vote of the Shareholders' Meeting that same day, the Company by-laws were completely revised and the name of the Company was changed to REpower AG. Later, on April 27, 2001, the Shareholders' Meeting voted to change the name of the Company to REpower Systems AG.

By merger agreement dated May 29, 2001 / June 28, 2001, the Company resolved an upstream merger, retroactively to January 1, 2001, of the following entities:

1. Jacobs Energie GmbH, Husum;
2. BWU-Anlagenfertigung und -service GmbH, Trampe;
3. BWU-Brandenburgische Wind- und Umwelttechnologien GmbH, Trampe; and
4. pro + pro Energiesysteme GmbH & Co. KG, Rendsburg.

The companies transferred their assets as a whole to REpower Systems AG by dissolution without liquidation. The shareholders' meetings of the transferring companies approved the merger on May 29, 2001 / August 10, 2001. The Shareholders' Meeting of the surviving Company approved the transfer on June 28, 2001.

The Company's initial share capital of EUR 50,000.00 was increased by EUR 3,351,198.00 through several resolutions of the Shareholders' Meeting, dated June 28, 2001. These capital increases included:

- a capital increase of EUR 564,333.00 to EUR 614,333.00 in exchange for a contribution in kind from RE-DKW Beteiligungs GmbH of all the limited partners shares in pro + pro GmbH & Co. KG (nominal value: EUR 360,000.00) as well as all the shares (DM 50,000.00) in its general partner Verwaltungsgesellschaft pro + pro Energiesysteme mbH;

- an additional capital increase of EUR 1,324,685.00 to EUR 1,939,018.00 to implement the merger of Jacobs Energie GmbH, BWU-Brandenburgische Wind- und Umwelttechnologien GmbH, BWU-Anlagenfertigung und -service GmbH and pro + pro Energiesysteme GmbH & Co. KG;

- an additional increase of EUR 472,250.00 to EUR 2,411,268.00 in exchange for a cash contribution; and

- an additional capital increase of EUR 989,930.00 to EUR 3,401,198.00 in exchange for a contribution in kind of a partial share in the limited partnership Regenerative Energien Denker & Dr. Wulf KG.

The share capital of REpower Systems AG is now EUR 3,401,198.00. The above-named capital increases for cash and contributions in kind were registered under HRB 75 543 at the Hamburg District Court on August 1, 2001.

The Shareholders' Meeting on December 21, 2001 voted to increase the share capital of the Company in exchange for cash contributions by issuing new no-par value shares, each with a computed value of EUR 1.00. This action would increase the Company's capital from the current EUR 3,401,198.00 by up to EUR 2,598,802.00 (but by at least EUR 2,000,000.00 up to EUR 6,000,000.00). The aforementioned capital increase resolution was entered into the Commercial Register on February 5, 2002.

The resolution of the Shareholders' Meeting dated December 21, 2001 authorized the Managing Board (with the consent of the Supervisory Board) to increase the share capital of the Company one or more times by up to EUR 2,700,599.00 by issuing new shares in exchange for a cash contribution or contribution in kind (authorized capital).

1.2. Consolidation adjustments

1.2.1. First consolidated financial statements (December 31, 2001)

For the fiscal year ending December 31, 2001, REpower Systems AG is required for the first time to prepare consolidated financial statements in accordance with [German] commercial law. In accordance with the exemption provided by § 292a of the German Commercial Code (HGB), the consolidated financial statements as of December 31, 2001 have been prepared in accordance with internationally recognized principles pursuant to International Accounting Standards (IAS). Pursuant to § 170 of the German Stock Corporation Act (AktG), this exemption may be used because an application for permission to trade in an organized market will be made by the date the consolidated financial statements are submitted to the Supervisory Board.

According to IAS 22 and IAS 27, the requirements for preparing consolidated financial statements were first met at the end of 2001. The recently (in 2000) formed REpower Systems AG started its business activities in 2001. Its subsidiaries were fully organizationally consolidated into the parent company as of that date. Thus, there is no requirement under commercial law to prepare consolidated financial statements for REpower Systems AG for the 1999 and 2000 reporting periods. There is likewise no requirement to prepare consolidated financial statements for these periods under internationally recognized accounting principles.

The consolidated financial statements as of December 31, 2001 and the pro forma consolidated financial statements as of December 31, 2000 and December 31, 1999 were prepared according to the rules of the International Accounting Standards Board (IASB) in effect as of the December 31, 2001 balance sheet date. In all essential points, the consolidated financial statements and the pro forma consolidated financial statements conform to IAS rules.

1.2.2. Pro forma consolidated financial statements as of December 31, 1999 and December 31, 2000

To provide comparable figures for the items on the balance sheet and profit and loss statement as of December 31, 2001, pro forma consolidated financial statements are prepared according to IAS for the 1999 and 2000 periods. These pro forma consolidated financial statements differ from the factual, legal and economic conditions in fiscal years 1999 and 2000. The pro forma consolidated financial statements were prepared using the following presumptions:

- The legal and economic structure of the Group that emerged in fiscal year 2001 already existed in 1999 and 2000.
- The parent company already held shares in its subsidiaries during the 1999 and 2000 periods, provided the subsidiaries had already been formed as of the balance sheet date.
- The 2000 and 1999 pro forma periods report the actual amount of share capital as of the end of the 2001 period minus the 2001 cash capital increases.
- Minority interests in the pro forma periods are reported according to their shares that existed in 2001.
- Goodwill that resulted from the real capital consolidation in 2001 was extrapolated for one or two years for the pro forma statements. Thus, the same amount of amortization of goodwill is reported in the pro forma consolidated profit and loss statements as is reported in the 2001 IAS consolidated financial statements.
- A corporate income tax of 25% plus a solidarity surcharge of 5.5% on the corporate income tax is assumed for every consolidated company, regardless of its actual legal form. In addition, a flat-rate trade tax of 13.625% was applied, resulting in a total income-tax burden of 40%.
- Applying SIC-8, each consolidated company prepared an opening balance sheet as of January 1, 1999 according to IAS as if they had always applied IAS rules.

2. Consolidation

2.1. Scope of consolidation

2.1.1. Companies included in the consolidation

In the reporting years shown below, the scope of consolidation included the following German companies:

	Group share of nominal capital		
		Pro forma	
	12.31.2001 in %	12.31.2000 in %	12.31.1999 in %
Denker & Wulf AG	84.15%	84.15%	84.15%
Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG[2]	84.15%	84.15%	0.00%
Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG	73.68%	73.68%	73.68%
Regenerative Energiewandlung REW GmbH	84.15%	84.15%	84.15%
Jacobs Energie GmbH[1]	100.00%	100.00%	100.00%
BWU-Anlagenfertigung und -service GmbH[1]	100.00%	100.00%	100.00%
BWU-Brandenburgische Wind- und Umwelttechnologien GmbH[1]	100.00%	100.00%	100.00%
pro + pro Energiesysteme GmbH & Co. KG[1]	100.00%	100.00%	100.00%

1) Merged into REpower Systems AG in 2001

2) Formed in fiscal year 2000

Jacobs Energie GmbH, BWU-Brandenburgische Wind- und Umwelttechnologien GmbH, and BWU-Anlagenfertigung und -service GmbH manufacture and sell wind turbine generators, pro + pro Energiesysteme GmbH & Co. KG develops wind turbine generators. All four companies were merged into REpower Systems AG by merger agreement dated May 29, 2001/June 28, 2001, effective internally as of January 1, 2001.

Denker & Wulf AG develops wind farm projects. Previously, the company was entered in the Commercial Register as the trading partnership, Regenerative Energien Denker & Dr. Wulf KG. Effective October 1, 2001 (entry in the Commercial Register), the company's legal form was changed to a corporation.

Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG and Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG are both companies that operate wind turbine generators. Regenerative Energiewandlung REW GmbH is both a general partner of other wind farm companies and an operator of a wind turbine generator.

REW Geschendorf GmbH & Co. KG (formed in 2000) was first included in the group of consolidated companies in 2000.

2.1.2. Unconsolidated companies

Not included in the consolidated financial statements are:

		Results (unaudited)		
			Pro forma period	
	Interest held	12.31.2001	12.31.2000	12.31.1999
		in tsd. €	in tsd. €	in tsd. €
Jacobs Energia S.L. Spain, La Coruna	100.00%	(169)	(176)	0
Wasserkraft Finowkanal GmbH, Trampe	80.00%	(168)	(4)	(3)
ENAT Denker & Wulf spzoo, Poland	100.00%	*)	0	0
Güstow Wind GmbH, Sehestedt	100.00%	(1)	(51)	(176)
Eolis S.A.R.L. France, Lille	51.00%	(2)	0	0
GREE GmbH, Sehestedt	100.00%	0	(2)	0
EEB Erneuerbare Energie Beteiligungs-GmbH, Sehestedt	100.00%	(1)	(1)	0
Windpark Wernikow GmbH & Co. KG, Wernikow	100.00%	(4)	(1,463)	(3)
Umspannwerk Güstow Betriebs GbR mbH, Sehestedt	84.00%	25	(1)	(1)
Van Meegen Regenerative Energien GmbH, Barby	0.00%	0	**)	(6)

*) Annual financial statements as of 12/31/2001 not yet available

**) Interest sold in 2001

The companies reported above are affiliated companies. They were not consolidated for reasons of materiality.

In addition, the following shares of project companies in which the Company holds an equity interest, either directly or indirectly through Denker & Wulf AG, are reported under current assets:

Company	Registered office	Interest held	Equity**)	Results 2001**)
		%	in tsd. €	in tsd. €
REW GmbH & Co. Eins Wind-KG	Sehestedt	100.00	0	(1)
REW GmbH & Co. Zwei Wind-KG	Sehestedt	100.00	0	(1)
REW GmbH & Co. Vier Wind-KG	Sehestedt	100.00	0	(1)
REW GmbH & Co. Fünf Wind-KG	Sehestedt	100.00	0	(1)
REW GmbH & Co. Sechs Wind-KG	Sehestedt	100.00	0	(1)
REW GmbH & Co. Sieben Wind-KG	Sehestedt	100.00	0	(1)
REW GmbH & Co. Acht Wind-KG	Sehestedt	100.00	0	(1)
REW GmbH & Co. Neun Wind-KG	Sehestedt	100.00	0	(1)
REW GmbH & Co. Zehn Wind-KG	Sehestedt	100.00	0	(1)
REW GmbH & Co. Elf Wind-KG	Sehestedt	100.00	0	(1)
REW GmbH & Co. Zwölf Wind-KG	Sehestedt	100.00	0	(1)
REW GmbH & Co. Dreizehn Wind-KG	Sehestedt	100.00	0	(1)
REW GmbH & Co. Vierzehn Wind-KG	Sehestedt	100.00	0	(1)
REW GmbH & Co. Fünfzehn Wind-KG	Sehestedt	100.00	0	(1)
REW GmbH & Co. Sechzehn Wind-KG	Sehestedt	100.00	0	(1)
REW GmbH & Co. Siebzehn Wind-KG	Sehestedt	100.00	0	(1)
REW GmbH & Co. Achtzehn Wind-KG	Sehestedt	100.00	0	(1)
REW GmbH & Co. Neunzehn Wind-KG	Sehestedt	100.00	0	(1)
REW GmbH & Co. Zwanzig Wind-KG	Sehestedt	100.00	0	(1)
WP Grömitz GmbH & Co KG	Grömitz	90.00	(427)	(19)
WP Grömitz Zwei GmbH & Co KG	Grömitz	90.00	(229)	(29)
WP Grömitz Drei GmbH & Co KG	Grömitz	90.00	(227)	(28)
WP Grömitz Vier GmbH & Co KG	Grömitz	100.00	73	(81)
WP Grömitz Fünf GmbH & Co KG	Grömitz	100.00	65	(89)
WP Grömitz Acht GmbH & Co KG	Grömitz	100.00	0	(2)
Aioliki REpower A.E	Piraeus (GR)	51.00	1467	*)
Eolica Menorca S.L.	Palma (SP)	70.00	3	*)
CEE Le Coruna/Eolicos Tourinam	LaCoruna (SP)	10.00	601	*)
Windfeld Ludwigshöhe Erschl. GmbH	Nechlin	50.00	23	(1)
REW WP Alsleben GmbH & Co. KG	Sehestedt	100.00	(1)	(1)
REW Wittstock-Kraatz GmbH & Co. KG	Sehestedt	100.00	(1)	(1)
WP Uckermark GmbH & Co. KG 2	Sehestedt	100.00	(2)	(1)
REWE LTD	Ankara (TR)	90.00	112	*)
Güstow Wind GmbH & Co. KG	Güstow	100.00	(176)	(2)
REW Gross Pinnow GmbH & Co. KG	Sehestedt	100.00	0	(1)
REW Coppanz GmbH & Co. KG	Coppanz	100.00	(1)	(1)
REW Eixen GmbH & Co. KG	Sehestedt	100.00	(1)	(1)
REW Oederquart Zwei GmbH & Co. KG	Sehestedt	100.00	0	(1)
REW Blüthen-Premslin GmbH & Co. KG	Sehestedt	100.00	(2)	(1)
REW Kränzlin GmbH & Co. KG	Sehestedt	100.00	(12)	(7)
REW Oederquart GmbH & Co. KG	Oederquart	50.00	(3)	(2)
Heidewind Fläming GmbH	Pätz	25.10	26	*)
Heidehof Verwaltungsgesellschaft GmbH	Pätz	24.90	26	*)
Verwaltungsgesellschaft pro pro Energiesysteme mbH	Sehestedt	100.00	26	*)

*) Annual financial statements as of 12/31/2001 not yet available

**) Results and equity are based on preliminary annual financial statements as of 12/31/2001

The above companies are used for the development of wind parks. After the development of a wind farm is completed, the REpower Systems-Group intends to sell their shares in this respective company. Because of the intention to sell, the companies were not consolidated.

"Interest held" indicates the direct share held by REpower Systems AG or its subsidiary, Denker & Wulf AG.

2.2. Principles of consolidation

For purposes of presentation, the current 2001 consolidated financial statements and the 2000 and 1999 pro forma consolidated financial statements assume that REpower Systems AG was the economic owner of the consolidated subsidiary either at the beginning the fiscal year or on the date the subsidiary was founded.

Pursuant to IAS 22, the assets and liabilities, expenses and income of companies included in consolidated financial statements and pro forma consolidated financial statements must be reported in consolidated financial statements only from the date a majority of voting rights in these companies was acquired. This requirement applied for the first time to the 2001 consolidated financial statements.

In contrast to IAS 22, the companies listed under 2.1.1. were taken into consideration for the pro forma consolidated financial statements for fiscal years 2000 and 1999 either on January 1 or on the later date on which the company was founded.

In accordance with IAS 22, both the capital consolidation and the pro forma capital consolidation were carried out using the book value method. In this method, the purchase price of the shares acquired is offset by the book value of the subsidiary's equity. The asset-side difference created by the offset is capitalized as goodwill and amortized over its estimated useful life of five years. The goodwill resulting from the capital consolidation was increased for the 2000 and 1999 pro forma capital consolidations by amortization over one or two periods. Thus, the same amount of amortization of goodwill reported in the 2001 consolidated profit and loss statement is reported in the 2000 and 1999 pro forma profit and loss statements.

Using the principles of common control, completed contributions are shown at book value in the consolidated financial statements. The differences between share capital granted as part of the contribution and the equity held by the subsidiaries is reported in the consolidated financial statements as of December 31, 2001 as additional paid-in capital within equity.

Intragroup income and expenses and the receivables and liabilities existing between consolidated companies were eliminated pursuant to IAS 27. For consolidation entries recognized as income or expense, the effects of taxes on income are taken into account and deferred tax assets or liabilities are recognized.

3. Accounting and valuation

3.1. General

The consolidated financial statements and the pro forma consolidated financial statements were developed from the individual financial statements of consolidated companies, which were prepared in accordance with the German Commercial Code and adapted to IAS standards. The required consolidation entries were taken into account and applicable IAS rules regarding valuation and capitalization were observed.

The accounting and valuation methods used by REpower Systems AG were used consistently in the 2001 consolidated financial statements and the 2000 and 1999 pro forma consolidated financial statements. Better data available when the pro forma consolidated financial statements were prepared was taken into account as adjusting events after the balance sheet date.

The underlying individual financial statements were prepared using euros or translated at the official exchange rate.

3.2. Accounting and valuation methods

3.2.1. Balance sheet and profit and loss statement items

Intangible assets acquired are valued at acquisition cost and amortized on a scheduled basis over their economic useful life using the straight-line method.

Self-generated intangible assets are capitalized at cost of production and amortized on a scheduled basis over their projected useful life if they meet the following requirements:

- The intangible asset can be technically realized and thus will be available for use;
- The intangible asset is expected to be completed and subsequently used;
- It is possible to use the intangible asset;
- It is demonstrated that the intangible asset will generate probable future economic benefits;
- There are adequate and available technical, financial and other resources to complete development and allow use of the intangible asset; and
- The cost of producing the intangible asset can be reliably measured and allocated during its development.

Generally, goodwill is amortized using the straight-line method over a useful life of between five and ten years. The value of the goodwill is examined on a regular basis. If necessary, permanent reductions in value are taken into account.

The following useful lives were used:

	Useful life	Amortization rate in %
Goodwill	5 - 10	10% - 20%
Capitalized development costs	5	20%
Licenses, software	3 - 10	3% - 10%

Tangible assets are stated at acquisition cost or cost of production and are depreciated over its economic useful life on a straight-line basis. The cost of production includes all amounts expended to acquire assets, provided they can be reliably estimated. It does not include interest on debt.

The following useful lives are used to measure scheduled depreciation:

	Useful life	Rate of depreciation in %
Buildings	25 - 50	2% - 4%
Technical equipment and machines	6 - 21	5% - 16%
Factory and office equipment	3 - 10	10% - 33%

Shares in affiliated companies, investments, and loans are reported under **financial assets**. Shares in affiliated companies are assessed at fair value, which equals acquisition cost, except for two foreign investments. Investments are assessed at fair value, which equals acquisition cost, except for one domestic investment. Long-term securities and other loans are valued at amortized cost. Permanent reductions in value (impairment losses) were taken into account through write-downs.

Raw materials and supplies, work in process, and prepayments on inventories are reported under **Inventories**. Raw materials and supplies are stated at acquisition cost. Pursuant to IAS 2, work in process for which there is no specific customer order are valued at production cost. Prepayments on inventories are reported at nominal value.

Specific orders in existence on the balance sheet date for which the proceeds can be reliably estimated are reported as **gross amount due from customers for contract work**. Payments received on account of orders are deducted directly from the balance sheet item at nominal value. Pursuant to IAS 11, gross amount due from customers for contract work are valued according to the percentage-of-completion method. This method uses expected sales proceeds based on the degree of completion on the balance sheet date. The proceeds are applied to customer orders. The degree of completion of individual orders is determined by the cost-to-cost method. This method uses the ratio of the costs already incurred as of the balance sheet date to the total estimated costs of the order. Costs of the order include all costs of production directly or indirectly attributable to the order. Borrowing costs are recorded as an expense.

Trade receivables were valued at amortized cost, taking into account all recognizable risks for which valuation allowances for losses were formed.

Other assets, receivables from project companies and prepaid expenses are valued at amortized cost.

Shares in project companies are assessed at fair value.

Other securities are assessed at fair value, which equals the purchase price.

Cash on is reported at nominal value.

Accruals include both tax accruals and other accruals. Tax accruals include accruals for both current and deferred taxes. The accrual for current taxes relates to outstanding obligations for corporate taxes on income, trade taxes, the solidarity surcharge and other taxes. Also reported under this item in the pro forma period are accruals for fictive taxes on income on subsidiary business partnerships that are treated like corporations for pro forma purposes. Accruals for deferred taxes include deferred tax liabilities calculated according to IAS 12 that have been offset against deferred tax assets.

In accordance with IAS 37, other accruals are formed for all recognized obligations to third parties, which, when met, will lead to an outflow of Group resources and for which a reliable estimate of the amount of liability can be made. No discounting was performed for reasons of materiality.

Liabilities are valued at amortized cost, which equals the cost of repayment.

Not-yet-recognized license income and time-related investment subsidies are defined as **deferred income**.

3.2.2. Sales recognition

Proceeds from the sale of wind turbine generators, license income and income from service contracts (maintenance contracts, operation and management contracts) are reported under sales. In the case wind-turbine generators, a sale is realized when the customer accepts delivery or begins using the plant. For production orders that have not been completed by the balance sheet date and that are valued according to the percentage-of-completion method, sales are reported as sales in relation to the degree of completion. License income is generated from per unit royalties and from one-time licenses, which do not depend on time or the number of units. Per unit royalties are realized depending on use. With one-time licenses, sales is recognized on the date the license is granted. Prepayments of per unit royalties are not recognized as income when received; they are recorded as income according to the terms of the agreement. Income from service contracts is recognized, provided the appropriate services are rendered.

3.2.3. Accrual of deferred taxes

Deferred taxes are formed according to IAS 12 rules, according to which deferred tax assets or deferred tax liabilities are reported for temporary differences that result from differences in the assigned values for assets and liabilities between the IAS consolidated balance sheet and the respective values for tax purposes.

Deferred tax assets from recognizable losses carried forward for tax purposes are capitalized, provided positive taxable income is expected in the future. In preparing the 2000 and 1999 pro forma consolidated financial statements, deferred tax assets from tax losses carried forward were calculated for 1999 and prior years.

Deferred taxes are calculated using future tax rates on the temporary differences. The corporate income tax rate for domestic companies in Germany is currently 25%, with a solidarity surcharge of 5.5%. The trade tax charge calculated is 13.625% on average and the trade tax charge reduces taxable income. Combining the different taxes to calculate the deferred tax charge results in a flat tax rate of 40% on taxable income. To ensure comparability of the pro forma periods with the 2001 period, these tax rates were used for the 1999 and 2000 pro forma periods.

Because the group of consolidated companies exclusively contains domestic companies, deferred tax assets were offset against deferred tax liabilities.

3.2.4. Borrowing costs

Borrowing costs are recorded as an expense.

3.2.5. Foreign currency translation

Receivables and liabilities in foreign currencies are translated at the transaction rate. Because of the insignificant amounts involved, balance sheet items were not translated at the exchange rate in effect on the balance sheet date pursuant to IAS 21.

3.2.6. Financial instruments

According to IAS 32, original financial instruments include loans, receivables and other assets, and all subgroups of liabilities. The relevant principles describe the accounting and valuation of these financial instruments.

There are no derivative financial instruments.

3.2.7. Contingent liabilities

Contingent liabilities as defined in IAS 37 are listed in the Notes, provided the outflow of resources is not remote and the amount of the obligation can be reliably estimated.

3.2.8. Subsequent events

No adjusting events that are required to take into account occurred after the balance sheet date. For additional information, please refer to the Group management report.

4. Notes to the Individual Balance Sheet Items

4.1. Fixed assets

Changes in the Group's fixed assets are shown in the Statement of Changes in fixed assets.

4.1.1. Intangible assets

Intangible assets primarily relate to goodwill from the purchase of shares in affiliated companies and the capitalized development costs for wind turbine generators.

		Pro Forma	
	31.12.2001	31.12.2000	31.12.1999
	in tsd. €	in tsd. €	in tsd. €
Software and licenses	266	39	16
Goodwill	1,959	2,441	2,715
Development costs	622	870	1,118
Total	2,847	3,350	3,849

4.1.2. Tangible assets

Tangible assets consist of the following:

	31.12.2001	Pro Forma 31.12.2000	Pro Forma 31.12.1999
	in tsd. €	in tsd. €	in tsd. €
Land and buildings	4,992	2,053	694
Technical equipment and machines	5,794	4,949	4,451
Factory and office equipment	2,756	1,333	426
Prepayments on tangible assets and construction in progress	419	28	4
Total	13,961	8,363	5,575

4.1.3. Financial assets

The financial assets consist of the following:

	31.12.2001	Pro Forma 31.12.2000	Pro Forma 31.12.1999
	in tsd. €	in tsd. €	in tsd. €
Shares in affiliated companies	404	1,410	1,211
Investments	222	99	20
Long-term securities	28	24	10
Other loans	169	201	244
Total	823	1,734	1,485

Shares in affiliated companies are long-term equity holdings in domestic and foreign corporations, in which the Company holds more than 50% of the share capital or the majority of the voting rights. The reasons why these corporations were not included in the consolidation are stated under 2.1.2. above.

	31.12.2001	Pro Forma 31.12.2000	Pro Forma 31.12.1999
	in tsd. €	in tsd. €	in tsd. €
Jacobs Energia S.L. Spain	193	50	0
Wasserkraft Finowkanal GmbH	55	11	11
ENAT Denker & Wulf spzoo	43	0	0
Güstow Wind GmbH	26	12	0
Eolis S.A.R.L. France	26	0	0
GREE GmbH	25	25	0
EEB Erneuerbare Energie Beteiligungs-GmbH	25	25	0
Windpark Wernikow GmbH & Co. KG	8	8	2
Umspannwerk Güstow Betriebs GbR mbH	3	1,198	1,198
Van Meegen Regenerative Energien GmbH	0	81	0
Total	404	1,410	1,211

Investments are shares in domestic and foreign corporations and partnerships, in which REpower Systems AG and its subsidiaries hold between 19.9% and 50% of the voting rights, but in which they have no controlling interest.

		Pro Forma	
	31.12.2001	31.12.2000	31.12.1999
	in tsd. €	in tsd. €	in tsd. €
Les Vents de France S.A.S.	183	0	0
Windpark Finsterwalde GmbH	15	15	15
UPM Umweltprojekt Management GmbH	13	13	0
REpower Geothermie GmbH	10	0	0
Enery Wind Czech s.r.o.	1	0	0
Jacobs Enerji Anonim Sirketi	0	71	0
Falkenhagen GmbH & Co. KG	0	0	3
Umspannwerk Jabel GmbH	0	0	2
Total	222	99	20

Other loans primarily relate to long-term, interest-bearing loans.

4.2. Inventories

		Pro Forma	
	31.12.2001	31.12.2000	31.12.1999
	in tsd. €	in tsd. €	in tsd. €
Raw materials and supplies	9,156	3,708	803
Work in process	12,749	7,727	6,149
Prepayments on inventories	1,369	869	811
Total	23,274	12,304	7,763

Raw materials and supplies are the materials used for the production of wind turbine generators.

Work in process relate to wind turbine generators under construction and advance services for project development in connection with the installation of wind turbine generators for which no specific customer order had been received as of the reporting date, or for which a reliable estimate of the total order result was not possible.

Prepayments on inventories are payments made to suppliers in advance.

4.3. Gross amount due from customers for contract work

		Pro Forma	
	31.12.2001	31.12.2000	31.12.1999
	in tsd. €	in tsd. €	in tsd. €
Contract receivables	12,047	2,747	203
less payments received on account of orders	(9,383)	(634)	(47)
Total	2,664	2,113	156

This item refers to unfinished orders as of the reporting date, reported in accordance with the percentage-of-completion method pursuant to IAS 11. Any payments received on account of orders were directly deducted.

4.4. Receivables and other assets

	31.12.2001	Pro Forma 31.12.2000	Pro Forma 31.12.1999
	in tsd. €	in tsd. €	in tsd. €
Trade receivables	26,383	22,864	5,790
Receivables from affiliated companies	162	6,388	5
Receivables from investments	153	0	0
Receivables from project companies	1,726	1,035	623
Other assets	3,594	7,190	5,350
Total	32,018	37,477	11,768

Trade receivables are primarily payments due from customers for the sale of wind turbine generators. As of December 31, 2001, allowances were made to these receivables for a total of EUR 731 thousand (12/31/2000: EUR 73 thousand, 12/31/1999: EUR 520 thousand). The receivables have a term of less than one year.

Receivables from affiliated companies are as follows:

	31.12.2001	Pro-Forma 31.12.2000	Pro-Forma 31.12.1999
	in tsd. €	in tsd. €	in tsd. €
Loan to Windpark Wernikow GmbH & Co. KG	0	6,251	0
Loan to van Meegen Regenerative Energien GmbH	0	102	0
Loan to Wasserkraft Finowkanal GmbH	66	0	0
Other	96	35	5
Total	162	6,388	5

In 2001, the **receivables from investments** consisted of payments due from Windpark Finsterwalde GmbH and REpower Geothermie GmbH.

Receivables from project companies consist of the following:

	31.12.2001	Pro Forma 31.12.2000	Pro Forma 31.12.1999
	in tsd. €	in tsd. €	in tsd. €
Loan to REW Blüthen-Premslin GmbH & Co. KG	2	0	0
Loan to Eolica Menorca S.L.	215	0	0
Loan to REW Oederquart GmbH & Co. KG	3	0	0
Loan to Eolicos Tourinam	732	689	511
Loan to REW Kränzlin GmbH & Co. KG	112	112	0
Loan to Güstow Wind GmbH & Co. KG	225	222	112
Loan to Grömitz 4 GmbH & Co. KG	159	0	0
Loan to Grömitz 5 GmbH & Co. KG	255	0	0
Loan to Heidewind Fläming GmbH	23	12	0
Total	1,726	1,035	623

The following are reported under other assets:

	31.12.2001	Pro Forma 31.12.2000	Pro Forma 31.12.1999
	in tsd. €	in tsd. €	in tsd. €
Loans made	1,824	1,552	1,662
Receivables from the sale of project companies	894	964	0
Receivables from shareholders and related parties	159	1,962	1,720
Advance commission payments	371	505	420
Other assets	346	2,207	1,548
Total	3,594	7,190	5,350

Receivables and other assets are primarily payable within one year.

4.5. Shares in project companies

	31.12.2001	Pro Forma 31.12.2000	Pro Forma 31.12.1999
	in tsd. €	in tsd. €	in tsd. €
Aioliki REpower A.E.	748	0	0
WP Grömitz GmbH & Co. KG	242	207	0
WP Grömitz Zwei GmbH & Co. KG	242	207	0
WP Grömitz Drei GmbH & Co. KG	242	207	0
WP Grömitz Vier GmbH & Co. KG	156	3	0
WP Grömitz Fünf GmbH & Co. KG	156	3	0
19 project companies REW GmbH & Co. KG Wind-KG (1-20 without No. 3)	90	90	0
Eolica Menorca S.L.	72	0	0
18 other project companies	44	32	93
Total	1,992	749	93

The project company Aioliki REpower A.E., Greece is an investment held by REpower Systems AG, which is scheduled to be sold.

The item "shares in project companies" includes 43 other holdings, either as a limited partner in trading partnerships or as a limited liability shareholder in corporations. They are held primarily by Denker & Wulf AG, which is an affiliated company.

The purpose of a project company is the installation and operation of a wind farm. Some of these companies are established as a shell corporation to allow a speedy realization of future projects. Once the installation of the wind parks is completed the holdings will be sold.

Any additional liability interests held by an affiliated company, for which no capital contribution had to be made, are reported under other financial liabilities.

4.6. Prepaid expenses

	31.12.2001	Pro Forma 31.12.2000	Pro Forma 31.12.1999
	in tsd. €	in tsd. €	in tsd. €
Prepaid expenses	1,085	1,526	397
Total	1,085	1,526	397

Prepaid expenses primarily reflect advance payments of insurance premiums.

4.7. Equity

	31.12.2001	Pro Forma 31.12.2000	Pro Forma 31.12.1999
	in tsd. €	in tsd. €	in tsd. €
Share Capital	3,401	2,929	2,929
Additional paid-in capital	3,376	0	0
Retained earnings	8,985	6,744	2,100
Total	15,762	9,673	5,029

REpower Systems AG's share capital as of December 31, 2001 was EUR 3,401,198.00. The period 2001 started with a share capital of EUR 50,000.00. As a result of several resolutions at the Shareholders' Meeting of June 28, 2001, it was increased by EUR 3,351,198.00 to EUR 3,401,198.00. Please also see the comments under item 1.1 above.

The share capital is divided into 3,401,198 no-par value shares, each with a computed pro rata share of EUR 1.00 in the share capital. The shares are restricted shares.

Share capital of EUR 2,928,948.00 was reported for the pro forma periods 2000 and 1999, which corresponds to the share capital in the period 2001, including all non-cash capital increases, but excluding the cash capital increase.

Capital increases through public offering

The Shareholders' Meeting of December 21, 2001 resolved to increase the current share capital of EUR 3,401,198.00 by up to EUR 2,598,802.00, but at least by EUR 2,000,000.00, up to EUR 6,000,000.00 in return for cash contributions by issuing new no-par value bearer shares, each representing a computed pro rata share of EUR 1.00 in the share capital.

The resolution was entered into the Commercial Register on February 5, 2002.

Authorized capital

In accordance with the resolution of the Shareholders' Meeting of December 21, 2001, the Managing Board was authorized to increase the Company's share capital one or more times by December 15, 2006 with the consent of the Supervisory Board by up to EUR 2,700,599 by issuing shares in return for cash and non-cash contributions.

Scheduled public offering

The Company intends to apply for admission to trading on the regulated market during the first quarter of 2002.

Additional paid-in capital

Additional paid-in capital in 2001 is the result of the differences in the amounts of contribution and merger transactions, capital consolidations and the premium from the cash capital increase. The contribution and merger transactions are treated as transactions under common control. Positive and negative differences in these amounts are netted and reported as an increase in additional paid-in capital.

Please see the "consolidated statement of changes in equity" for changes in individual items of equity.

Distributable equity is based on REpower Systems AG's retained earnings for the year 2001 pursuant to the German Commercial Code.

4.8. Minority interests

Minority interests is interest in income and capital held by shareholders from outside the group. They relate to the subgroup Denker & Wulf AG.

4.9. Accruals

		Pro Forma	
	31.12.2001	31.12.2000	31.12.1999
	in tsd. €	in tsd. €	in tsd. €
Tax accruals	8,472	3,529	519
Other accruals	12,856	8,805	7,079
Total	21,328	12,334	7,598

Tax Accruals primarily consist of trade taxes, corporate taxes, deferred taxes as well as real estate transfer taxes related to the merger transactions.

		Pro Forma	
	31.12.2001	31.12.2000	31.12.1999
	in tsd. €	in tsd. €	in tsd. €
Corporate and trade taxes	6,459	2,385	0
Deferred taxes	1,911	1,144	519
Real estate transfer taxes	102	0	0
Total	8,472	3,529	519

During the pro forma periods 1999 and 2000, four domestic partnerships were included in the consolidated group in addition to the corporations. According to the applicable German tax laws, partnerships are subject only to the trade tax. The corporate taxes on the net income for the year of such companies (income tax) are solely payable by the partners. To allow a comparison with the period 2001, the taxes for the 2000 and 1999 pro forma periods were computed based on the principles of taxation that apply to the structure the consolidated group had in 2001.

Deferred tax liabilities are the result of temporary differences between the valuation in the tax-relevant financial statements and the book values in the group's financial statements. The following table explains the deferred tax liabilities, which are based on the valuation differences in the financial statements:

		Pro Forma	
	31.12.2001	31.12.2000	31.12.1999
	in tsd. €	in tsd. €	in tsd. €
Capitalized development costs	249	348	447
Tangible assets	190	229	125
Gross amount due from customers for contract work	1,873	84	6
Trade receivables	(671)	297	(59)
Tax losses from investments	270	186	0
= deferred tax liabilities	1,911	1,144	519

Other accruals were established in accordance with IAS 37. These are legal or financial obligations whose settlement will most likely result in an outflow of financial resources and which can be reliably estimated. The item consists of the following:

		Pro Forma	
	31.12.2001	31.12.2000	31.12.1999
	in tsd. €	in tsd. €	in tsd. €
Warranties	6,182	4,890	1,611
Earnings guarantees	1,612	327	0
Follow-up project costs	1,255	2,221	4,046
Planning and production expenses	972	92	988
Premiums	358	0	0
Vacation accruals	336	165	0
Maintenance	244	366	123
Litigation expenses	205	205	205
Annual financial statements	174	98	51
Insurance for occupational accidents	105	19	0
Leases	83	4	1
Bonus	65	150	0
Overtime	64	9	0
Settlements	51	26	26
Commissions	21	0	0
Bookkeeping fees	1	1	0
Equity holdings	0	9	0
Other	1,128	223	28
Total	12,856	8,805	7,079

4.10. Liabilities

		Pro Forma	
	31.12.2001	31.12.2000	31.12.1999
	in tsd. €	in tsd. €	in tsd. €
Liabilities due to banks	21,871	34,207	8,613
Payments received on account of orders	861	10,657	1,804
Trade payables	10,766	8,758	4,474
Payables to affiliated companies	505	0	5
Payables to investments	47	0	2,723
Liabilities to project companies	826	0	0
Other liabilities	8,039	7,273	3,334
Total	42,915	60,895	20,953

The reported liabilities have the following maturities:

	31.12.2001	Pro Forma 31.12.2000	Pro Forma 31.12.1999
	in tsd. €	in tsd. €	in tsd. €
Remaining term:			
< 1 year	35,642	53,846	17,494
> 1 year and < 5 years	2,967	2,437	2,417
> 5 years	4,306	4,612	1,042
Total	42,915	60,895	20,953

Except for the liabilities due to banks all liabilities are short-term.

Liabilities due to banks consists of the following:

	31.12.2001	Pro Forma 31.12.2000	Pro Forma 31.12.1999
	in tsd. €	in tsd. €	in tsd. €
short-term liabilities (up to one year)	14,598	27,158	5,154
long-term liabilities (more than one year)	7,273	7,049	3,459
Total	21,871	34,207	8,613

The interest rates were between 7% and 12% for the short-term liabilities due to banks and between 5% and 9% p.a. for long-term liabilities. As of the reporting date, EUR 8.221 million of the liabilities due to banks was secured. The securities include mortgages, inventory security assignments, the assignment of income from power generation and insurance claims. **Payments received on account of orders** are advance payments from customers. The **other liabilities** consist of the following:

	31.12.2001	Pro Forma 31.12.2000	Pro Forma 31.12.1999
	in tsd. €	in tsd. €	in tsd. €
Tax liabilities	7,532	3,265	0
Social security liabilities	271	194	76
Liabilities to employees	140	94	12
Loan from REA AG	0	657	0
Dormant equity holdings	0	307	307
Loan from T. Levsen	0	153	153
Loan from Dr. Wulf	0	0	409
Liability from pro forma acquisition	0	2,200	2,200
Other	96	403	177
Total	8,039	7,273	3,334

4.11. Deferred Income

	31.12.2001	Pro Forma 31.12.2000	Pro Forma 31.12.1999
	in tsd. €	in tsd. €	in tsd. €
Deferred income	70	527	269
Total	70	527	269

Deferred income primarily relates to license fees collected before the reporting date, which will not result in actual income until the license is called for delivery after the reporting date, and time-related investment grants.

5. Notes to the Profit and Loss Statement

5.1. *Sales*

During the period 2001 and the pro forma periods 2000 and 1999, the companies in the REpower Systems Group were engaged in one segment only: designing, manufacturing and planning wind turbine generators. During these periods, sales were primarily generated in Germany. An increase in foreign activities is not expected until 2002. Therefore, sales were not reported by segment.

		Pro-Forma	
	2001	2000	1999
	in tsd. €	in tsd. €	in tsd. €
Sales from wind turbine generators	127,942	68,487	44,681
Project sales	5,120	443	1,231
Maintenance and sale of material	3,615	4,603	1,358
License fees	3,199	1,457	0
Sales from power generation	1,154	816	406
Services	239	146	35
Other	371	87	29
Total	141,640	76,039	47,740

5.2. *Other operating income*

Other operating income consists of the following:

		Pro-Forma	
	2001	2000	1999
	in tsd. €	in tsd. €	in tsd. €
Income from the reversal of accruals	1,010	243	30
Charges passed on	899	0	0
Insurance indemnification	164	383	544
Subsidies	119	375	0
Other	908	1,165	305
Total	3,100	2,166	879

5.3. *Personnel expenses*

		Pro-Forma	
	2001	2000	1999
	in tsd. €	in tsd. €	in tsd. €
Wages and salaries	9,069	4,627	1,710
Social security	1,550	955	393
Total	10,619	5,582	2,103

On average, the number of employees during the year was as follows:

		Pro-Forma	
	2001	2000	1999
White collar employees	94	51	30
Blue collar employees	121	71	29
Total	215	122	59

5.4. Other operating expenses

	2001	Pro Forma 2000	Pro Forma 1999
	in tsd. €	in tsd. €	in tsd. €
Warranties	3,689	3,565	24
Legal and consultant fees	2,156	612	458
Sales commissions/freight out	1,946	591	797
Advertising and travel expenses	1,288	574	329
Write-off/allowances on receivables	1,018	1,277	792
Leases and incidental expenses	599	489	171
Fees for monetary transactions/guaranty commission	502	199	147
Vehicle expenses	338	179	68
Maintenance and repair	302	89	45
Mail, telephone and telex expenses	234	198	128
Insurance	233	82	41
Other	1,971	1,563	340
Total	14,276	9,418	3,340

5.5. Financial result

	2001	Pro Forma 2000	Pro Forma 1999
	in tsd. €	in tsd. €	in tsd. €
Income from investments	153	149	160
Other interest and similar income	561	349	348
Write-downs on financial assets and short-term investments	(181)	(195)	0
Interest and similar expenses	(2,476)	(1,568)	(663)
Total	(1,943)	(1,265)	(155)

Income from investments relates primarily to compensation to Denker & Wulf AG for the business and operational management of 43 project companies organized in the legal form of non-trading partnerships [GbR] (participating interest without making a capital contribution). Write down on financial assets and short-term investments consists of the following:

	2001	Pro Forma 2000	Pro Forma 1999
	in tsd. €	in tsd. €	in tsd. €
Windpark Finsterwalde GmbH	111	0	0
Jacobs Enerji Anonim Sirketi	71	0	0
REWE Turkey	0	190	0
Amortization of loans	0	5	0
Total	182	195	0

5.6. *Taxes on income*

Taxes on income consist of current taxes payable by the consolidated companies and deferred taxes, as follows:

		Pro Forma	
	2001	2000	1999
	in tsd. €	in tsd. €	in tsd. €
Taxes on income	5,520	2,829	211
Deferred taxes	768	565	311
Total	6,288	3,394	522

The deferred taxes for the 2001 period as well as for the pro forma periods 2000 and 1999 were computed based on future tax rates, which will apply as of 2002.

The expected tax rate for the period 2001 and for the pro forma periods 2000 and 1999 is 40 percent and was computed as follows:

Trade taxes (flat rate)	13.625%
Corporate taxes (25% of income after trade tax)	25.000%
Solidarity surcharge (5.5% of corporate taxes)	1.375%
Total income tax	40.000%

The difference between the expected and the actual taxes for the group is based on the following:

		Pro Forma	
	2001	2000	1999
	in tsd. €	in tsd. €	in tsd. €
Expected taxes	6,582	3,570	699
Non-deductible amortization of goodwill	169	169	169
Difference in the trade tax rates	(379)	(312)	(57)
Income from partnerships (exempt from trade taxes)	(44)	0	0
Tax reduction due to losses	0	0	(257)
Other tax effects	(40)	(33)	(32)
Actual taxes	6,288	3,394	522
Effective tax rate	38.22%	38.03%	29.91%

5.7. *Earnings per share*

To allow a better comparison, in 1999 and 2000 pro forma periods, the result per share was computed based on a number of no-par value shares that corresponds to the number of shares issued under the non-cash capital increases in 2001.

		Pro Forma	
	2001	2000	1999
	in €	in €	in €
Consolidated net income for the year	8,990,367	4,766,019	971,327
Number of no-par value shares	3,165,073	2,928,948	2,928,948
Earnings per share	2.84	1.63	0.33

The number of shares used to compute the result per share for the year 2001 was based on the weighted average of the outstanding shares in 2001.

6. Leasing

All lease agreements of REpower Systems AG and the companies in the consolidated group are operating leases and meet all the criteria of IAS 17. The lease payments are reported in the profit and loss statement and are directly recognized in income. Future obligations arising under the above lease agreements are reported under "other financial obligations."

7. Contingencies and Other Financial Obligations

		Pro Forma	
	2001	2000	1999
	in tsd. €	in tsd. €	in tsd. €
Other financial obligations			
Obligations from lease agreements	477	169	90
— of which due within one year	194	42	16
— of which due within 2 to 4 years	242	95	16
— of which due after more than 5 years	41	32	26
	954	338	148
Contingencies			
Guarantees	8,221	9,503	6,975
Limited partner capital contributions	4,921	5,813	0
	13,142	15,316	6,975

Denker & Wulf AG, an affiliated company, holds a participating interest (without having made a capital contribution) in a total of 43 operating companies organized as non-trading partnerships. The companies operate a total of 56 wind turbine generators. Denker & Wulf AG is responsible for the business and operational management under a partnership agreement. As a result of this legal form, Denker & Wulf AG is subject to a potential liability risk.

8. Financial Instruments

Financial instruments, which, in accordance with IAS 32, include trade receivables and payables and other receivables or debt, are reported in the consolidated financial statements. The market value of receivables and outstanding debts does not materially differ from the book value because of the short-term nature of these items. The maximum credit and loss risks for financial instruments is equivalent to the amounts reported under assets.

The foreign exchange risks from operating activities are of minor importance.

An interest risk due to changing market interest rates exists especially for receivables and liabilities with a term of more than one year. Such longer terms are especially relevant for financial debt. The interest rate risk arising from the absence of fixed interest rates is not hedged by derivative financial instruments because the risk is insignificant. No derivative financial instruments were used during the reporting period.

9. Notes to the Cash Flow Statement

The consolidated cash flow statement according to IAS 7 is divided into operating activities, investing activities and financing activities. The financial resources fund reported in the cash flow statement includes cash and bank deposits. Short-term bank overdrafts were offset.

The financial resources fund consists of the following:

	2001	Pro Forma 2000	Pro Forma 1999
	in tsd. €	in tsd. €	in tsd. €
Financial resources at the beginning of the period			
Cash, bank deposits	17,089	3,277	20,798
less short-term bank overdrafts	(26,533)	(5,153)	(697)
Total	(9,444)	(1,876)	20,101
Financial resources at the end of the period			
Cash, bank deposits	2,869	17,089	3,277
less short-term bank overdrafts	(13,607)	(26,533)	(5,153)
Total	(10,738)	(9,444)	(1,876)

The indirect method was used to determine the cash flow from operating activities. The cash flow statement begins with the net income before minority interests, interest expenses and taxes on income. The outflow of funds for interest and taxes was allocated to operating activities and reported separately.

Cash flow from investing activities consists of payments for investments in intangible assets, tangible assets, and financial assets as well as incoming payments from the disposal of fixed assets. Cash flow from financing activities is the result of contributions received under a cash capital increase and payments to original shareholders. The change in long-term liabilities due to banks was also included in this item.

10. Information required by § 292a of the HGB [German Commercial Code]

The consolidated financial statements as of December 31, 2001 were prepared as exempting consolidated financial statements in accordance with internationally accepted IAS principles. The differences compared to the reporting, valuation and consolidation methods under German law (German Commercial Code) are as follows:

- First-time consolidation of Denker & Wulf AG into the group as of January 1, 2001: According to IAS, this is a "transaction between companies under common control". Therefore, the book values of each individual company were carried forward. According to the German Commercial Code, the capital consolidation would have resulted in a negative goodwill.
- Merger of Jacobs Energie GmbH, BWU-Brandenburgische Wind- und Umwelttechnologien GmbH, BWU-Anlagenfertigung und –service GmbH and pro + pro Energiesysteme GmbH & Co. KG into REpower Systems AG as of January 1, 2001: Unless the shares are acquired from a third party, this is treated as a "transaction between companies under common control" according to IAS with the result that the book values of each individual company are carried forward. According to the German Commercial Code, this transaction would result in an income-reducing merger loss.
- The capitalization of self-produced intangible assets: According to IAS, the development costs for wind turbine generators are capitalized and amortized over the expected useful life. Under the German Commercial Code, recognition of self-produced intangible assets is not permitted.
- Differences in the reported amount and in the valuation of inventories and receivables: According to IAS, finished goods and work in process are valued according to the percentage-of-completion method (partial profit realization), provided that a specific customer order has been received. They are reported as gross amount due from customers from contract work. According to the German Commercial Code, finished goods and work in process are valued at production costs.
- According to IAS, deferred taxes are valued according to the liability method for temporary differences.
- According to IAS, depreciation on tangible assets according to the declining balance method is not allowed if the depreciation is purely tax driven; low value assets are not allowed to be completely written off in the period in which the assets were acquired.

11. Information on related parties

In addition to the above mentioned contribution and merger transactions, in which related individuals or companies within the meaning of IAS 24 were involved, the following information is provided on dealings with such related parties in accordance with IAS 24:

The Managing Board and the Supervisory Board of the Company, and companies in which these individuals are the controlling shareholders, are deemed related parties within the meaning of IAS 24.5. During fiscal 2001, the following business relationships existed between related parties and companies included in the consolidated financial statements:

- 323,500 no-par value shares were issued to members of the Managing Board and the Supervisory Board and related parties under a capital increase in return for a cash contribution of EUR 838 thousand. The value of the contribution was determined based on the principles of taxation in accordance with the Stuttgart method.

- During fiscal 2001, contracts for the sale of wind turbine generators were signed or carried out at market prices between members of the Managing Board and the companies that are included in the consolidated financial statements for a total of EUR 2.300 million (2000 pro forma period: EUR 1.584 million). The transactions are reported in the profit and loss statement under sales.

- As of December 31, 2001, loans of EUR 263 thousand (2000 pro forma period: EUR 428 thousand) were outstanding to members of the Managing Board and the Supervisory Board The loans are subject to standard interest rates of 5% p.a. or 7% p.a. and are reported in the balance sheet under other assets.

- Purchase of shares in REpower Geothermie GmbH, Trampe, of nominal EUR 33 thousand and in Van Meegen Regenerative Energien GmbH, Barby, of nominal EUR 81 thousand at acquisition costs by a related company.

- During fiscal 2001, the Managing Board received remuneration of EUR 876 thousand. Total remuneration payments to the Supervisory Board during the period 2001 amounted to EUR 25 thousand.

- Except for the above mentioned loans, no payments are due to or from the members of the Managing Board and the Supervisory Board as of the reporting date, December 31, 2001. Accruals for salaries payable to the Managing Board and the Supervisory Board in the amount of EUR 155 thousand were reported in the financial statements.

12. Information on the governing bodies of REpower Systems AG, Hamburg

The following are the members of the Supervisory Board of REpower Systems AG appointed for the fiscal year ending December 31, 2001:

- Mr. Johan Christian Traxel, Hamburg (Member and Chairman until March 27, 2001)
- Dr. Klaus-Detlef Wulf, Aachen (Chairman as of April 27, 2001)
- Mr. Udo Bandow, Hamburg (Member and Vice-Chairman as of April 27, 2001)
- Mrs. Monika Kuck, Aachen
- Dr. Klaus Rave, Kronshagen (as of August 1, 2001)
- Dr. Hans-Joachim Reh, Hamburg (as of August 1, 2001)
- Dr. Klaus-Walter Hardebeck, Aachen (until December 20, 2001)
- Dr. Rolf Bierhoff, Essen, (as of December 21, 2001)

The following are the members of the Managing Board of REpower Systems AG appointed for the fiscal year 2001:

- Prof. Dr. Fritz Vahrenholt, Hamburg (Chairman as of April 27, 2001)
- Mr. Jens-Peter Stöhr, Hamburg (as of April 27, 2001)
- Mr. Matthias Schubert, Rendsburg (as of April 27, 2001)
- Mr. Hugo Denker, Hamburg (as of December 20, 2000)

13. Proposed appropriation of the earnings of REpower Systems AG

It is proposed that the retained earnings of EUR 2.026 million according to the individual financial statements of REpower Systems AG as of December 31, 2001, which were prepared in accordance with the German Commercial Code and the German Stock Corporation Act, be fully carried forward to the new fiscal year.

Hamburg, February 2002

The Managing Board

Prof. Dr. Fritz Vahrenholt   Jens-Peter Stöhr

Matthias Schubert   Hugo Denker

REpower Systems AG

Statement of Changes in the Group's Fixed Assets as of December 31, 2001

	Acquisition/production costs						Depreciation and Amortization						Book values	
	Balance 1.1.2001	Additions from non-cash capital increases	Additions	Reclassification	Disposals	Balance 12.31.2001	Balance 1.1.2001	Additions from non-cash capital increases	Additions	Reclassifications	Disposals	Balance 12.31.2001	12.31.2001	1.1.2001
	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
A. Fixed assets														
I. Intangible assets														
1. Software and licenses	0.00	155,317.62	273,021.59	0.00	0.00	428,339.21	0.00	115,738.00	46,444.21	0.00	0.00	162,182.21	266,157.00	0.00
2. Goodwill	0.00	3,372,559.97	0.00	0.00	0.00	3,372,559.97	0.00	931,937.18	481,803.05	0.00	0.00	1,413,740.23	1,958,819.74	0.00
3. Development costs	0.00	1,240,621.81	0.00	0.00	0.00	1,240,621.81	0.00	370,634.00	248,124.36	0.00	0.00	618,758.36	621,863.45	0.00
Total intangible assets	0.00	4,768,499.40	273,021.59	0.00	0.00	5,041,520.99	0.00	1,418,309.18	776,371.62	0.00	0.00	2,194,680.80	2,846,840.19	0.00
II. Tangible assets														
1. Land and buildings	0.00	2,117,386.53	3,006,460.00	24,705.65	0.00	5,148,552.18	0.00	64,165.90	92,243.33	0.00	0.00	156,409.23	4,992,142.95	0.00
2. Technical equipment and machines	0.00	5,663,976.56	1,626,760.50	0.00	0.00	7,290,737.06	0.00	714,601.70	781,989.61	0.00	0.00	1,496,591.31	5,794,145.75	0.00
3. Factory and office equipment	0.00	1,776,785.85	2,034,531.16	0.00	113,501.36	3,697,815.65	0.00	443,834.67	533,298.97	0.00	35,908.92	941,224.72	2,756,590.93	0.00
4. Prepayments on tangible assets and construction in progress	0.00	27,419.56	417,757.10	(24,705.65)	1,783.36	418,687.65	0.00	0.00	0.00	0.00	0.00	0.00	418,687.65	0.00
Total tangible assets	0.00	9,585,568.50	7,085,508.76	0.00	115,284.72	16,555,792.54	0.00	1,222,602.27	1,407,531.91	0.00	35,908.92	2,594,225.26	13,961,567.28	0.00
III. Financial assets														
1. Shares in affiliated companies	0.00	1,639,589.19	271,333.85	0.00	1,277,378.85	633,544.19	0.00	230,000.00	0.00	0.00	0.00	230,000.00	403,544.19	0.00
2. Investments	0.00	140,010.47	304,585.55	0.00	0.00	444,596.02	0.00	40,902.84	181,941.15	0.00	0.00	222,843.99	221,752.03	0.00
2. Long-term securities	0.00	23,881.95	4,249.09	0.00	0.00	28,131.04	0.00	0.00	0.00	0.00	0.00	0.00	28,131.04	0.00
4. Other loans	0.00	201,150.56	0.00	0.00	31,713.60	169,436.96	0.00	0.00	0.00	0.00	0.00	0.00	169,436.96	0.00
Total financial assets	0.00	2,004,632.17	580,168.49	0.00	1,309,092.45	1,275,708.21	0.00	270,902.84	181,941.15	0.00	0.00	452,843.99	822,864.22	0.00
	0.00	16,358,700.07	7,938,698.84	0.00	1,424,377.17	22,873,021.74	0.00	2,911,814.29	2,365,844.68	0.00	35,908.92	5,241,758.05	17,631,271.69	0.00

REpower Systems AG

Statement of Changes in the Group's Pro Forma Fixed Assets as of December 31, 2000

	Acquisition/production costs					Depreciation					Book Values	
	as of 1.1.2000	additions	reclassifications	disposals	as of 12.31.2000	as of 1.1.2000	additions	reclassifications	disposals	as of 12.31.2000	12.31.2000	12.31.1999
	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	
A. Fixed Assets												
I. Intangible assets												
1. Software and licences	122,221.39	33,096.23	0.00	0.00	155,317.62	106,452.13	9,285.87	0.00	0.00	115,738.00	39,579.62	15,769.26
2. Goodwill	3,168,043.22	204,516.75	0.00	0.00	3,372,559.97	452,577.60	479,359.58	0.00	0.00	931,937.18	2,440,622.79	2,715,465.62
3. Development costs	1,240,621.81	0.00	0.00	0.00	1,240,621.81	122,509.64	248,124.36	0.00	0.00	370,634.00	869,987.81	1,118,112.17
Total intangible assets	4,530,886.42	237,612.98	0.00	0.00	4,768,499.40	681,539.37	736,769.81	0.00	0.00	1,418,309.18	3,350,190.22	3,849,347.05
II. Tangible assets												
1. Land and buildings	756,779.75	1,810,125.08	0.00	449,518.30	2,117,386.53	62,822.45	80,108.67	0.00	78,765.22	64,165.90	2,053,220.63	693,957.30
2. Technical equipment and machines	4,834,138.57	2,745,892.63	0.00	1,916,054.64	5,663,976.56	383,516.35	663,650.03	0.00	332,564.68	714,601.70	4,949,374.86	4,450,622.22
3. Factory and office equipment	716,945.02	1,280,104.18	0.00	220,263.35	1,776,785.85	291,053.17	333,011.71	0.00	180,230.21	443,834.67	1,332,951.18	425,891.85
4. Prepayments on tangible assets and construction in progress	4,141.46	27,419.56	0.00	4,141.46	27,419.56	0.00	0.00	0.00	0.00	0.00	27,419.56	4,141.46
Total tangible assets	6,312,004.80	5,863,541.45	0.00	2,589,977.75	9,585,568.50	737,391.97	1,076,770.41	0.00	591,560.11	1,222,602.27	8,362,966.23	5,574,612.83
III. Financial assets												
1. Shares in affiliated companies	1,210,632.97	428,956.22	0.00	0.00	1,639,589.19	0.00	230,000.00	0.00	0.00	230,000.00	1,409,589.19	1,210,632.97
2. Investments	60,843.73	83,768.88	0.00	4,602.14	140,010.47	40,902.84	0.00	0.00	0.00	40,902.84	99,107.63	19,940.89
3. Long-term securities	9,524.54	19,164.66	0.00	4,807.25	23,881.95	0.00	0.00	0.00	0.00	0.00	23,881.95	9,524.54
4. Other loans	244,841.06	0.00	0.00	43,690.50	201,150.56	0.00	0.00	0.00	0.00	0.00	201,150.56	244,841.06
Total financial assets	1,525,842.30	531,889.76	0.00	53,099.89	2,004,632.17	40,902.84	230,000.00	0.00	0.00	270,902.84	1,733,729.33	1,484,939.46
	12,368,733.52	6,633,044.13	0.00	2,643,077,64	16,358.700.07	1,459,834.18	2,043,540.22	0.00	591,560.11	2,911,814.29	13,446,885.78	10,908,899.34

REpower Systems AG

Statement of Changes in the Group's Pro Forma Fixed Assets as of December 31, 1999

	Acquisition/production Costs					Depreciation					Book Values	
	as of 1.1.1999	additions	reclassifications	disposals	as of 12.31.1999	as of 1.1.1999	additions	reclassifications	disposals	as of 12.31.1999	12.31.1999	1.1.1999
	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
A. Fixed Assets												
I. Intangible assets												
1. Software and licences	233,459.43	31,923.69	0.00	143,161.73	122,221.39	164,434.52	85,179.34	0.00	143,161.73	106,452.13	15,769.26	69,024.91
2. Goodwill	3,168,043.22	0.00	0.00	0.00	3,168,043.22	0.00	452,577.60	0.00	0.00	452,577.60	2,715,465.62	3,168,043.22
3. Development costs	612,548.21	628,073.60	0.00	0.00	1,240,621.81	0.00	122,509.64	0.00	0.00	122,509.64	1,118,112.17	612,548.21
Total intangible assets	4,014,050.86	659,997.29	0.00	143,161.73	4,530,886.42	164,434.52	660,266.58	0.00	143,161.73	681,539.37	3,849,347.05	3,849,616.34
II. Tangible assets												
1. Land and buildings	736,887.95	19,891.80	0.00	0.00	756,779.75	33,808.69	29,013.76	0.00	0.00	62,822.45	693,957.30	703,079.26
2. Technical equipment and machines	2,432,647.24	2,453,677.36	0.00	52,186.03	4,834,138.57	70,301.97	313,214.38	0.00	0.00	383,516.35	4,450,622.22	2,362,345.27
3. Factory and office equipment	463,309.46	295,583.60	0.00	41,948.04	716,945.02	208,573.62	116,360.42	0.00	33,880.87	291,053.17	425,891.85	254,735.84
4. Prepayments on tangible assets and construction in progress	0.00	4,141.46	0.00	0.00	4,141.46	0.00	0.00	0.00	0.00	0.00	4,141.46	0.00
Total tangible assets	3,632,844.65	2,773,294.22	0.00	94,134.07	6,312,004.80	312,684.28	458,588.56	0.00	33,880.87	737,391.97	5,574,612.83	3,320,160.37
III. Financial assets												
1. Shares in affiliated companies	450,057.48	762,864.87	0.00	2,289.38	1,210,632.97	0.00	0.00	0.00	0.00	0.00	1,210,632.97	450,057.48
2. Investments	56,242.11	4,601.62	0.00	0.00	60,843.73	0.00	40,902.84	0.00	0.00	40,902.84	19,940.89	56,242.11
3. Long-term securities	0.00	9,524.54	0.00	0.00	9,524.54	0.00	0.00	0.00	0.00	0.00	9,524.54	0.00
4. Other loans	249,953.98	587,985.66	0.00	593,098.58	244,841.06	0.00	0.00	0.00	0.00	0.00	244,841.06	249,953.98
Total financial assets	756,253.57	1,364,976.69	0.00	595,387.96	1,525,842.30	0.00	40,902.84	0.00	0.00	40,902.84	1,484,939.46	756,253.57
	8,403,149.08	4,798,268.20	0.00	832,683.76	12,368,733.52	477,118.80	1,159,757.98	0.00	177,042.60	1,459,834.18	10,908,899.34	7,926,030.28

Management Report for the Group and Corporation for the 2001 fiscal year

Table of contents

1 Business development

In the past few years, the market for renewable energy sources has been supported by a series of fundamental growth factors:

Scarcity of fossil fuels: Although adequate reserves are available to cover demand over the next decades, it is expected that prices will increase because the easiest and most efficient sources are beginning to dry up, which means that sources that are further away and more difficult to extract will have to be exploited. The expected long-term rise in prices for fossil fuels will help to make renewable energy sources more competitive, the costs of which will sink markedly due to technical improvements and economies of scale.

Deregulation and privatization in the energy sector: As a result of worldwide privatization of the utility and energy industries, former monopoly holders are beginning to compete with each other by using sophisticated product offers as well as focusing on particular market segments. Deregulation and privatization have encouraged a number of large utility and energy companies to get more involved in the field of renewable energy, as consumers are increasingly choosing renewable energy sources due to a growing awareness of environmental matters.

Growing political support: Governments have taken a number of steps to support technological advancements in the field of renewables. The Kyoto Protocol of the "United Nations Framework Convention on Climate Change," which was signed in December 1997, includes legally binding emission limits for the industrial countries and is the first treaty to expressly identify support of renewable energy as a means to reduce greenhouse gas emissions.

Based on the above influence factors, wind power has experienced the highest growth in absolute numbers within the renewable energy sector. During the period 1996 to 2000, it showed an average annual growth rate worldwide of 32 percent.

1.1 Development of the industry and of the overall economy

In 2001, newly installed capacity of wind turbine generators in Germany reached a total of 2,659 megawatts (MW). It rose by almost 60 percent over the previous year's developments in wind power use. Accumulated installed capacity rose to about 8,750 MW and thus made Germany the number one wind power country. Because of annual average cost reductions of 10 percent in the past few years, wind power is developing increasingly into a competitive technology. It now contributes 3.3 percent of Germany's energy supply.

But the European neighbors, such as France, Greece, Italy and Spain, are showing encouraging trends in expansion of renewable energies. REpower Systems AG will begin to implement projects in these countries in the coming year.

In June of this year, a new electricity feed law was passed by the National Assembly in France to promote construction of smaller wind parks with a power rating of 12 megawatts (MW).

In Greece, a regulatory agency (Regulatory Authority of Energy; RAE) was founded in February 2001 in the course of liberalizing the energy market. This agency is supposed to intensify the expansion of wind power. Investors in Greece receive subsidies of up to 40 percent of the investment volume and also a price for their electricity linked to the prices to final consumers, as set by the electricity feed law in force since 1994.

Government support in Italy is currently based on an established electricity feed law, which is anchored in the directive 6/92 of the Interministerial Price Committee. It is supposed to be replaced in 2002 by the introduction of certificate trading. But this plan has not yet been implemented. For the coming year, it is expected that energy providers will be required to meet a quota (2 percent) for renewables.

Spain, like Germany, has an established energy compensation rule, but only for wind parks with a power rating under 50 megawatts. The Spanish model foresees two compensation options. The first option guarantees a fixed price for each kilowatt hour produced, while the second consists of a bonus, which is independent of the energy source, and a variable component, which is based on the average market price for electricity.

1.2 Important business transactions

The Company was founded in the form of a stock corporation when its by laws were approved on April 13, 2000. The founder was the DENALI Holding GmbH, Hamburg. It was entered into the Commercial Register at the District Court in Hamburg on May 19, 2000, under the name "DENALI Die III. Verwaltungs-Aktiengesellschaft." Share capital was originally EUR 50,000.00.

By resolution of the Shareholders' Meeting of December 20, 2000, the Company changed its name to "REpower AG." By resolution of the Shareholders' Meeting of April 27, 2001, the Company then changed its name to "REpower Systems AG."

REpower Systems AG has pursued its operating activities effective January 1, 2001, as long established, medium-sized companies in the area of wind power were merged into REpower Systems AG.

The Company's economic origins are in the wind turbine generator manufacturers Jacobs Energie GmbH, with its registered office in Husum, BWU-Anlagenfertigung und -service GmbH, registered office in Trampe, BWU-Brandenburgische Wind- und Umwelttechnologien GmbH, registered office in Trampe, and Engineering-company pro + pro Energiesysteme GmbH & Co. KG, registered office in Rendsburg. All the above companies were merged into REpower Systems AG through the merger contract of May 29, 2001/June 28, 2001 (effective January 1, 2001), and their operations were incorporated into the Company.

The various operating sites of the REpower Systems Group perform different functions because of the historical origins of the Company:

- Hamburg is the headquarters of the Managing Board and some staff functions (controlling, legal affairs, marketing, public affairs and investor relations). All foreign business is conducted from Hamburg, including management and control of subsidiaries and joint ventures as well as the formation and acquisition of new companies outside Germany.

- Development activities are conducted in Rendsburg,

- Husum und Trampe are historic Company locations.

In addition, the Company's operative business is influenced by one of its most significant affiliates, Denker & Wulf AG, whose registered office is in Sehestedt. The Company was entered in the Commercial Register as the partnership Regenerative Energien Denker & Dr. Wulf KG until September 30, 2001, when its legal form was changed into a corporation (with continuation of book values) as of October 1, 2001. REpower Systems AG acquired its approx. 84 percent share in Denker & Wulf AG through a non-cash capital contribution effective January 1, 2001. Denker & Wulf AG is mainly active in the project development of wind parks in Germany.

As part of the merger and non-cash capital contribution transactions as well as a cash capital increase, the subscribed share capital in the amount of EUR 50,000.00 at the time of the Company's founding was increased, through several resolutions of the Shareholders' Meeting of June 28, 2001, by EUR 3,351,198.00 to EUR 3,401,198.00.

Of the 3,351,198 newly issued shares, 1,587,653 shares were subscribed and accepted by the RE-DKW Beteiligungs GmbH and 1,314,599 shares by the JE/BWU-Verwaltungs GmbH, both with registered offices in Sehestedt. The extraordinary Shareholders' Meeting of REpower Systems AG of June 28, 2001, confirmed its agreement with the capital contribution and transfer contract of May 29, 2001.

The foreign subsidiary Jacobs Energia S.L., La Coruna (Spain) is active in developing wind farm projects.

Two other foreign subsidiaries were founded during the fiscal year. Les Vents de France S.A., Paris (France) and Aioliki REpower A.E., Piraeus (Greece). Neither Company had significant operating activities in the 2001 fiscal year.

1.3 Developments in sales and orders

1.3.1 REpower Systems AG, Hamburg

Sales developed extraordinarily positively in the fiscal year. The Company achieved sales of EUR 126.7 million.

Processing customer orders clearly demonstrates the seasonality of the wind power business. The following table shows fluctuations in orders in the years 2000 and 2001 by quarters:

Order processing by quarters in 2000 and 2001. WTG = wind turbine generator

Quarter	QI	QII	QIII	QIV	Total
No. of WTG[1] in 2000[2]	12 (16.7)%	13 (18.0)%	11 (15.3)%	36 (50.0)%	72 (100)%
No. of WTG[1] in 2001	16 (12.8)%	22 (17.6)%	25 (20.0)%	62 (49.6)%	125 (100)%

1) Wind turbine generators placed in operation

2) Numbers determined on a pro forma basis for the four merged companies Jacobs Energie GmbH, BWU-Brandenburgische Wind- and Umwelttechnologien GmbH, BWU-Anlagenfertigung and -service GmbH and pro+pro Energiesysteme GmbH & Co. KG

The table shows that almost half of the order volume was achieved in the fourth quarter both in 2000 and 2001.

The next table groups the orders by wind turbine generators types:

Order processing by wind turbine generators types in 2000 and 2001. WTG = wind turbine generators

WTG-Type	48/600-750	57/1000	MD 70/77	Total
No. of WTG[1] in 2000[2]	47 (65.3)%	3 (4.2)%	22 (30.5)%	72 (100)%
No. of WTG[1]in 2001	56 (44.8)%	9 (7.2)%	60 (48.0)%	125 (100)%

1) Wind turbine generators placed in operation

2) Numbers determined on a pro forma basis for the four merged companies Jacobs Energie GmbH, BWU-Brandenburgische Wind- and Umwelttechnologien GmbH, BWU-Anlagenfertigung and -service GmbH and pro+pro Energiesysteme GmbH & Co. KG

This shows the encouraging trend that the newly developed wind turbine generators MD 70/77, with output of 1,500 kilowatts (kW), has taken the largest share of orders in 2001 with a total of 60 systems (48.0)% [previous year: 22 systems (30.5)%].

Almost all wind turbine generators of REpower Systems AG in fiscal year 2001 were installed in Germany. Only one system was sold abroad (Belarus). In the coming years, this relationship will shift clearly in favor of business abroad. Contracts were signed for various projects in Greece and Italy in no small measure due to the expansion of the international department.

1.3.2 REpower Systems Group

The inclusion of the financial data of the consolidated subsidiaries, in particular of Denker & Wulf AG, results in the sales developments of REpower Systems Group for fiscal year 2001. As with REpower Systems AG, developments were positive. Consolidated sales of EUR 141.6 million was achieved.

Processing of customer orders for the REpower Systems Group is shown in the following:

Order processing by quarters in 2000 and 2001. WTG = wind turbine generators

Quarter	QI	QII	QIII	QIV	Total
No. of WTG[1] in 2000[2]	12 (17.5)%	13 (18.8)%	11 (15.9)%	33 (47.8)%	69 (100)%
No. of WTG[1] in 2001	16 (13.4)%	22 (18.5)%	25 (21.0)%	56 (47.1)%	119 (100)%

1) Wind turbine generators placed in operation

2) Numbers determined on a pro forma basis for the four merged companies Jacobs Energie GmbH, BWU-Brandenburgische Wind- and Umwelttechnologien GmbH, BWU-Anlagenfertigung and -service GmbH and pro+pro Energiesysteme GmbH & Co. KG

The following table shows the orders by wind turbine generators type:

Order processing by wind turbine generators types in 2000 and 2001. WTG = wind turbine generators.

WTG-Type	48/600-750	57/1000	MD 70/77	Total
No. of WTG[1] in 2000[2]	47 (68.1)%	3 (4.4)%	19 (27.5)%	69 (100)%
No. of WTG[1] in 2001	56 (47.1)%	9 (7.5)%	54 (45.4)%	119 (100)%

1) Wind turbine generators placed in operation

2) Numbers determined on a pro forma basis for the four merged companies Jacobs Energie GmbH, BWU-Brandenburgische Wind- and Umwelttechnologien GmbH, BWU-Anlagenfertigung and -service GmbH and pro+pro Energiesysteme GmbH & Co. KG

Compared to the order processing of REpower Systems AG in 2001, the table for order processing of REpower Systems Group in 2001 shows six fewer wind turbine generators. These systems were erected at the end of fiscal year 2001 and sold to the consolidated subsidiary Denker & Wulf AG. Negotiations for the sale of the six wind turbine generators to third parties were not completed at that time.

Orders on hand of the REpower Systems Group as of December 31, 2001, can be seen from the following table:

Orders on hand of the REpower Systems Group as of December 31, 2001, WTG = wind turbine generators

WTG-Type	Number of WTG	Output Total in MW
MD70	28	42.0
MD77	49	73.5
57/1000	2	2.0
48/600	4	2.4
Total	83	119.9

The table shows that sales contracts for 83 wind turbine generators were already signed at the end of fiscal year 2001. These plants should be erected in 2002. In addition, the consolidated subsidiary Denker & Wulf AG expects to implement projects with a total of 80 wind turbine generators in 2002.

1.4 Procurement and production

1.4.1 REpower Systems AG, Hamburg

Because of the low vertical integration, REpower Systems AG works closely with component suppliers in producing its wind turbine generators.

REpower Systems AG has general agreements with several suppliers of similar components, which let it act flexibly in selecting the main components while simultaneously securing favorable purchase prices.

The Company was able to successfully start production of the modern 1.5 megawatt system MD70/77 by converting the factory building in Husum in 2000 and attaching an assembly hall at the Trampe site. Besides the variable-speed MD70/77, with rotor diameters of 70 or 77 meters, the Company successfully sold the stall system, with a 48-meter rotor diameter and 600 kilowatt generator.

1.4.2 REpower Systems Group

In creating wind parks for its customers, the subsidiary Denker & Wulf AG used products from REpower Systems AG exclusively. Denker & Wulf AG implemented a total of seven projects during the fiscal year. The Group provided customers a total of 119 wind turbine generators in 2001.

1.5 Investments and financing

1.5.1 REpower Systems AG, Hamburg

A modern assembly hall was built at the Trampe production site especially to meet the goal of producing the large systems (MD 70/77). Since its completion in December 2001, the simultaneous production of six large systems is now possible. The second production site in Husum has been equipped with a new materials storage facility.

During the fiscal year, the Company made additional investments in factory and office equipment as well as IT equipment in connection with the expansion of all its divisions and the accompanying increase in staff. The need for adequate office space grew due to the constant increase in the number of employees. Investments in buildings were made especially for the Husum and Trampe production sites. In addition, new space was rented for the development team in Rendsburg and the central office in Hamburg. This, too, required conversion measures.

Financing was largely through short-term loans or the Company's own funds.

1.5.2 REpower Systems Group

In addition to the investments of REpower Systems AG, Denker & Wulf AG acquired several plots of land for equalization measures and wind power locations.

1.6 Personnel

1.6.1 REpower Systems AG, Hamburg

Employees numbered 248 on December 31, 2001. An average of 205 employees worked at REpower Systems AG in the fiscal year. A total of 95 employees were hired in 2001. The increase took place in all Company divisions. In particular, the Company succeeded in attracting highly qualified employees, including some with wind power experience, so it could meet the increased order volume in a competent manner. Additional hiring is planned for the coming year.

1.6.2 REpower Systems Group

REpower Systems Group employed 260 people as of December 31, 2001. An average of 215 employees worked for REpower Systems Group in fiscal year 2001. The Group hired 99 employees. Additional hiring is planned for the coming year.

1.7 Research and development

The development division located in Rendsburg was substantially expanded in the fiscal year. At the end of 2001, a total of 26 employees worked there on the development of new wind turbine generators. The Company's goals in terms of further or new development of its products are as follows:

- Reducing manufacturing costs;
- Developing new market segments, for example by adapting product series to use lattice towers;

- Increasing the use of own know-how to create value. The Company is developing its own optimized components for REpower Systems wind turbine generators — rotor blades, control, electrical systems — that can be manufactured in job-order production. This can reduce the dependence on suppliers and increase profitability; and

- Developing the next generation of multi-megawatt wind turbine generators (2 MW, 3 MW and 5 MW offshore plants).

We expect to construct the first prototype of the newly developed 2 MW plant (type name: MM 70) with a rotor diameter of 70 meters by the middle of 2002. The technical concept is oriented toward wind turbine generators of type MD 70/77.

Some REpower Systems AG products are available as a complete license package. This offers the licensee direct access to a finished, proven, tested, reviewed and certified product with complete technical documentation for manufacture and purchase. Thus the licensee can enter new markets rapidly with precisely defined costs and risks. Offering licensed products provides good business potential, especially in foreign markets. Four new licensees were gained in 2001. Licenses have now been granted to the following six companies:

- Südwind Energy GmbH (Nordex Group), S70/S77 (constructed in the same way as MD 70/77);

- Fuhrländer, FL MD 70/77 (constructed in the same way as MD 70/77);

- Gamesa, G70/77 (Spain — constructed in the same way as MD 70/77);

- Les Vents de France S.A.S. (France — MD 70/77);

- Jeumont S.A. (France — partial license for MD 70/77; i.e., the agreement does not cover the entire system but only the tower and the complete rotor, including pitch system and control (not including the generator, because Jeumont manufactures a gearless system) and

- Goldwind Sc. & Technology Stock & Co. and Zhejiang Windey Technology Co. (both in China — 48/600 and 48/750).

The above-named license agreements explain the acceptance of the technology developed by the Company, since even direct competitors, such as Nordex AG (through its subsidiary Südwind Energy GmbH) and Gamesa, rely on it.

1.8 Environmental protection

REpower Systems AG places great value on environmental protection. It is one of the Company's fundamental principles to improve the environmental situation in an enduring way. During the fiscal year, the Company continued its commitment to integrate environmentally conscious thinking and action in all areas of business activity.

The wind turbine generators correspond to the latest state of technology and take into account current environmental requirements and knowledge. To maintain this standard in the long term, REpower Systems AG constantly exchanges information with component suppliers, and also with the German Association of Machine and Plant Builders (VDMA), of which REpower Systems AG is a member.

The Company has achieved success in making its wind turbine generators even more noise- and reflection-free.

2 Presentation of the financial position

As a result of the merger effective January 1, 2001, the net assets, financial position, and operating results of REpower Systems AG for the fiscal year are not comparable to those of the previous year. Tec Company therefore refrains from a separate analysis of the net assets, financial, and operating results of REpower Systems AG.

In the REpower Systems consolidated financial statements, the numbers for 2001, in accordance with IAS, are compared to the unaudited pro forma numbers for 2000.

2.1 Net assets

Fixed assets

Consolidated fixed assets rose by EUR 4.2 million (+31.3%), from EUR 13.4 million as of December 31, 2000, to EUR 17.6 million as of December 31, 2001.

Intangible assets

Intangible assets consisted mainly of capitalized goodwill, capitalized development costs for the MD 70 and MD 77 wind turbine generators, and software licenses. The capitalized goodwill resulted primarily from the acquisition of a 49 percent share of pro + pro Energiesysteme GmbH & Co. KG.

Tangible assets

The increase in tangible assets in 2001 mainly took place at the Trampe site. In addition, properties were acquired as areas for equalization measures and as wind power locations. Investments were also made in machinery and equipment, furniture and fittings, and IT equipment to meet the expansion needs of all Company divisions. Additions in 2000 and 2001 also included individual wind turbine generators.

Financial assets

Financial assets primarily consist of investments in domestic and foreign companies. The drop in 2001 was largely related to a wind farm transformer station.

Current assets

Current assets fell EUR 6.9 million (-9.9%), from EUR 69.7 million as of December 31, 2000, to EUR 62.8 million as of December 31, 2001. This equaled 82.3 percent of total assets as of December 31, 2000, and 77.1 percent as of December 31, 2001.

The increase in inventories and trade receivables was primarily due to the growth in sales and the expansion of business activities.

Other assets included in current assets are basically short-term loans that in individual cases were granted to realize wind parks.

The item "securities and shares in project companies" comprises for the most part shares in companies to realize wind parks meant for sale.

The high amount of current assets as of December 31, 2000, was due in part to an extraordinarily high level of cash on deposit at banks.

Consolidated equity

Consolidated equity rose by EUR 6.1 million (+62.8%), from EUR 9.7 million as of December 31, 2000, to EUR 15.8 million as of December 31, 2001. This changed the equity ratio from 11.5 percent as of December 31, 2000, to 19.4 percent as of December 31, 2001. In 2001, a cash capital increase raised the share capital of REpower Systems AG to EUR 3.4 million. A premium in the amount of EUR 0.7 million was added to additional paid-in capital.

Minority Interests

The minority interest results mainly from the roughly 16 percent of shares of Denker & Wulf AG held by other shareholders.

Accruals

Accruals rose by EUR 9.0 million (+73.2%), from EUR 12.3 million as of December 31, 2000, to EUR 21.3 million as of December 31, 2001. In terms of total assets, this equals a share of 14.5 percent as of December 31, 2000, and 26.1 percent as of December 31, 2001.

Accruals for taxes primarily consist of trade taxes, corporate tax liabilities, deferred taxes, and real estate transfer taxes related to the merger transactions.

Other accruals mainly concern provisions for warranties as well as service and maintenance resulting from the sale of wind turbine generators.

Liabilities

Liabilities fell by EUR 18.0 million (-29.6%), from EUR 60.9 million as of December 31, 2000, to EUR 42.9 million as of December 31, 2001.

Liabilities due to banks represents the largest share. Of this, 87.4 percent is due in 2002, 5.7 percent from 2003 to 2006, and 6.9 percent later.

Payments received on account of orders refers mainly to deposits for wind turbine generators that were not yet placed in operation as of the reporting date.

The significant increase in trade payables is, as for receivables and other assets, due mainly to the expansion of business activities.

Other liabilities includes tax and social security-related liabilities.

Deferred income

Deferred income in the years 2000 and 2001 mainly consisted of prepaid licensing fees.

2.2 *Financial position*

Despite the strong increase in business activities and heavy investment, cash balances fell only slightly.

2.3 *Operating results*

Total operating performance consists of sales, changes in finished goods inventories and work in process, and other own work capitalized.

Sales

Producing and selling wind turbine generators generated 90.3 percent of the REpower Systems Group's sales in 2001. Sales from project development of wind parks contributed the second largest share. Sales was also generated from license income, service, maintenance and operational management fees, proceeds from power generation, and other income.

Consolidated sales rose EUR 65.6 million (+86.3%), from EUR 76.0 million in 2000 to EUR 141.6 million in 2001.

In addition to the number of wind parks realized and wind turbine generators produced, the rise was due to the increased contribution made by the newly developed MD 70/77, with an output of 1.5 MW. Its share of wind turbine generators orders rose from 27.5 percent in 2000 to 45.4 percent in 2001.

Other operating income

Other operating income rose EUR 0.9 million (+40.9%), from EUR 2.2 million in 2000 to EUR 3.1 million in 2001.

Important items included reversal of accruals and itemized allowances for bad debts as well as insurance compensation.

Cost of materials

In relation to total operating performance, the cost of materials was the main expense item. The cost of materials consists of expenses for raw materials, consumables supplies and purchased merchandise as well as expenses for purchased services.

It rose EUR 51.5 million (+97.5%) from EUR 52.8 million in 2000 to EUR 104.3 million in 2001.

The strong rise in the cost of materials was basically due to the broad expansion of business activities. In terms of total operating performance, the cost-of-materials ratio was 69.0 percent for 2000 and 71.1 percent for 2001.

Personnel expenses

Personnel expenses rose by EUR 5.0 million (+89.3%), from EUR 5.6 million in 2000 to EUR 10.6 million in 2001.

The main reason for the rise in personnel expenses in 2001 was the increase in the number of employees from 171 as of December 31, 2000, to 260 in the Group as of December 31, 2001. The personnel expenses ratio was 7.2 percent in both 2000 and 2001.

Amortization of intangible fixed assets and depreciation of tangible assets rose EUR 0.4 million (+22.2%), from EUR 1.8 million in 2000 to EUR 2.2 million. As a percentage of total operating performance, this represents shares of 2.3% for 2000 and 1.5% for 2001.

Amortization of intangible fixed assets consisted mainly of amortization of capitalized goodwill and of capitalized development costs for the wind turbine generators MD 70 and MD 77, while depreciation of tangible assets referred mainly to buildings and technical installations.

Other operating expenses

	2001	Pro forma 2000
	EUR millions	EUR millions
Warranty costs	(3.7)	(3.6)
Legal and consulting fees	(2.2)	(0.6)
Sales commissions/outgoing freight	(2.0)	(0.6)
Advertising and travel costs	(1.3)	(0.6)
Write-offs/bad(debt charges	(1.0)	(1.3)
Rents, incidental rental charges, leases	(0.6)	(0.5)
Transaction costs/guarantee commissions	(0.5)	(0.2)
Repair and maintenance	(0.3)	(0.0)
Vehicle costs	(0.3)	(0.2)
Insurance expense	(0.2)	(0.0)
Mail, telephone, and fax	(0.2)	(0.2)
Other expenses	(2.0)	(1.6)
Total	(14.3)	(9.4)

Other operating expenses consist of the items named above. The sub-item other expenses basically includes, with different weighting in individual years, administrative and operating expenses, trade show costs, and expenses due to the formation of additional accruals.

Other operating expenses rose EUR 4.9 million (+52.1%), from EUR 9.4 million in 2000 to EUR 14.3 million in 2001. The rise in other operating expenses was basically due to the broad expansion of business activities. In terms of total operating performance, other operating expenses were 12.1 percent for 2000 and 9.7 percent for 2001.

The trend in other operating expenses has been greatly influenced by the warranty costs. This item's share of other operating expenses amounted to 38.3 percent in 2000 and 25.9 percent in 2001.

There is a special item in 2001 involving legal and consulting fees in connection with the reorganization of the Group.

Income from investments

Income from investments is largely income of Denker & Wulf AG for operating and business management due to its legal position. This income has been nearly constant: Both 2000 and 2001 showed income from investments of around EUR 0.1 million.

Earnings before interest, taxes, and depreciation and amortization (EBITDA)

EBITDA rose EUR 8.5 million (+69.7%), from EUR 12.2 million in 2000 to EUR 20.7 million. in 2001. In terms of total operating performance, the EBITDA margins were 15.7% for 2000 and 14.1% for 2001.

The main reasons for the margin's slight decrease in 2001 were special effects in other operating expenses.

Write-downs on financial assets and short term investments

Write-downs on financial assets and short term investments amounted in both 2000 and 2001 to EUR 0.2 million.

Earnings before interest and taxes (EBIT)

EBIT rose EUR 8.3 million (+82.2%), from EUR 10.1 million in 2000 to EUR 18.4 million in 2001. In terms of total operating performance, the EBIT margins were 13.0% for 2000 and 12.5% for 2001.

Essentially the same reasons apply as for the change in EBITDA.

Interest result

Interest result was negative in both the 2000 and 2001 fiscal years. In 2000, it amounted to EUR –1.2 million, and fell EUR –0.7 million (–58.3%) to EUR –1.9 million.

This decline is largely due to increased borrowing resulting from the expansion of business activities.

Income before taxes and minority interests

Income before taxes and minority interests increased EUR 7.6 million (+85.4%), from EUR 8.9 million in 2000 to EUR 16.5 million in 2001. In terms of total operating performance, this equaled 11.5 percent in 2000 and 11.2 percent in 2001.

Otherwise, essentially the same reasons apply as for the change in EBITDA.

Consolidated net income for the year

The Group was able to improve consolidated net income by EUR 4.2 million (+87.5%), from EUR 4.8 million in 2000 to EUR 9.0 million in 2001. In terms of consolidated total operating performance, the consolidated net income was 6.2 percent in 2000 and 6.1 percent in 2001.

The same reasons for the development in EBITDA apply to the development in the consolidated net income for the year.

Minority interests amounted to EUR 0.8 million in 2000. It rose EUR 0.4 million (+50.0%) in 2001 to EUR 1.2 million. This income basically relates to the roughly 16 percent of shares of Denker & Wulf AG held by other shareholders.

3 Anticipated development

3.1 Further development of REpower

The Company believes to be well positioned to grow substantially in the market for wind power. The strategic goal is to capture a significant market position in the wind power market. To achieve this goal, it is planned to expand the presence in the German and international markets and to improve already highly-regarded technological quality in the multi-megawatt class category of wind turbine generators. The Company intends to rely on the vertical integration of its supply chain to maximize its resources to achieve these growth targets.

The Company plans to use the following competitive advantages to achieve higher growth rates:

Recognized technological quality and proven product quality

The REpower Systems Group has secured a technologically strong position and has developed a strong reputation in the market for wind turbine generators by using its technological know-how to develop these wind turbine generators. Products of many of its important competitors such as Gamesa, Südwind (Nordex Group), Jeumont and Fuhrländer are based, in part, on its licenses. In the growing market of the "multi-megawatt class" wind turbines has the Company — by own valuation — a market share (including licensees) of approximate 17 percent in Germany and about ten percent worldwide by December 31st, 2001.

Narrow vertical range of production

The business of the REpower Systems Group is focused on the manufacturing of wind turbine generators, project development of turnkey plants and wind parks, and after-sales service. The Company believes to be occupy strategically the most important as well as the most profitable position in terms of capital used in the manufacturing chain in the field of wind power. The Group outsources components from suppliers and in the future it is planned to have own components manufactured by third parties based on its own know-how. As a result, the REpower Systems Group will be able to maximize the use of its capital resources more efficiently than the competitors. The narrow vertical range of production also increases flexibility, permits the rapid transfer of technology to licensees and allows to increase own production capacity outside Germany.

Long-standing know-how in project development

Active for many years in project development and in the operation of wind turbine generators and wind parks, the subsidiary Denker & Wulf AG has a steady flow of sales. Aside from Denker & Wulf AG, Gamesa, a competitor and licensee, is the only other Company among the leading wind turbine generators manufacturers that has a own strong project development business. The Company has made significant profits by leveraging the low capital intensity and high margins of this industry.

The REpower Systems Group intends to leverage its long-standing know-how which the Company has developed in the German market to strengthen its position in the international markets in which the Group operates.

Planning security

The REpower Systems Group has a large number of secured locations for wind turbine generators for which the Company has an exclusive right of use. If the Company is granted the necessary permits and is able to meet additional technical and contractual requirements, the REpower Systems Group should be able to construct new wind turbine generators with a total capacity of up to 600 megawatts. The Group has already signed or are currently negotiating contracts for the construction of new wind turbine generators with a total capacity of up to 170 megawatts in various markets outside Germany. As a result of the substantial lead times required for these projects and the large number of contractually fixed locations, project development ensures a high degree of planning security and allows to optimize the utilization of existing production capacities.

International Expansion

The Company aims to increase business activities internationally and nationally by developing new markets through flexible strategies:

- Subsidiaries: It is planned to form subsidiaries and/or affiliated companies for sales and on-site after-sales service in vital markets to meet requirements in various countries. The Company already has subsidiaries and/or affiliated companies in Greece, France, Spain, Poland and the Czech Republic, among others.

- Joint Ventures: It is planned to form joint ventures with local project developers who have access to site owners such as municipalities and public institutions, and with manufacturers of wind turbine generators who can provide on-site, cost-effective production based on German quality standards and who can reduce logistical costs for transporting the systems. One such example is its currently existing joint venture, Les Vents de France S.A.S., with the Belgian Company Turbowinds.

- Licenses: The Group intends to grant licenses in countries such as China where the REpower Systems Group do not currently intends to build its sales or production or in markets where partnership opportunities allow more rapidly to penetrate the market. In addition, the Company will cover a large portion of its costs for research and development with fees from licensing agreements.

The REpower Systems Group is also involved in many national and international organizations and pilot projects in renewable energy, which provide good networking opportunities and access to new and promising projects.

Developing new areas of growth

Repowering

The REpower Systems Group has a leading position in terms of technology in the fast-growing area of the "multi-megawatt class" wind turbines. The technology that the Company has developed allows to re-outfit older wind parks with larger and more efficient wind turbine generators, a process which is called "repowering." In the medium term, the Group intends to play a significant role in this growth area.

Use of special locations

In the onshore segment of the wind power business, the Company is pursuing additional growth opportunities at special locations in Germany, such as landfills or former military sites.

Development of offshore systems

The REpower Systems Group intends to extend its business into the development of offshore wind turbine generators beginning with its first plant in 2005. The Company believes that standard agreements which are concluded for delivering machinery for five offshore wind parks in the North Sea and the Baltic Sea will encourage new growth in this area beginning in 2005.

Investments in other renewable energies

To help identify future areas of growth at an early stage, the Company has invested to a limited extent in other renewable energy areas. For example, the REpower Systems Group has participated in two studies on geothermal power generation in Germany. The Group has also been involved to a limited extent in the study of hydroelectric power.

3.2 Risks of future developments

Operators of wind turbine generators must rely on government support because the production of electricity from wind power is generally costlier than the production of electricity from fossil fuels. As a result, the sale of wind turbine generators depends indirectly on the existence of such assistance for wind turbine generators operators. The Law for the Priority of Renewable Energies ("EEG") provides assistance to wind turbine generators operators in Germany. It cannot be assured that the scope of this assistance will not, in the future, be reduced, changed, or completely discontinued. Reductions or other changes in the level of government assistance given to wind turbine generators operators could negatively impact the salability of the Company's products and thus have a material adverse effect on net worth, financial position, operating results and future prospects.

In addition, the operation of wind turbine generators may run afoul of certain environmental protection laws. Wind turbine generators are considered to cause certain types of environmental harm, including noise pollution caused by their operation, shadows or reflected light, casting off of ice particles in the winter, obstruction of the appearance of the countryside, and, in the view of certain nature conservation societies, harm to birds. These types of environmental harm/effects are largely regulated by engineering and environmental protection laws. These regulations or future amendments thereto or additional environmental laws or regulations may cause the construction and/or operation of wind turbine generators to be delayed, impeded or prevented and, as such, could have a material adverse effect on the current business, future prospects, financial position and operating results.

It is planned to invest significantly in research and development personnel for product development over the next few years. As a result, there is a risk that the Company's development of new and existing products may be delayed, may generate higher than expected costs or may fail technologically. Any of these factors could have a material adverse effect on net worth, financial position and operating results.

The REpower Systems Group is exposed to product liabilities which are inherent to the manufacturing and marketing of wind turbine generators. If the products of the Company are defective or fail to meet certain standards, the Group may be liable for damages to its customers under certain contractual, legal or guarantee claims. In addition to general warranties, the REpower Systems Group also generally guarantee its customers a specific performance curve, maximum noise level and availability of its wind turbine generators for power generation for a period of two to five years from delivery. The current contractual terms and conditions do not reflect recent changes in German law governing warranties and statute of limitations which do not permit limiting contractual liability. The new provisions of the German Civil Code do not permit contractually agreed limitations on statutorily prescribed warranty periods.

In the past, some of the suppliers of the Company have delivered defective gear unit components and rotor blades back. Depending on individual contract with a supplier and applicable law, the REpower Systems Group may not always be able to successfully enforce a warranty claim against a supplier for defective components. This is especially true for suppliers located outside of Germany. In addition, some of the agreements the Company has with its suppliers contain provisions which may, in part, be unfavorable to the Company. Moreover, some of the suppliers may have a limited ability to pay warranty claims brought against them. These factors may complicate or prevent the enforcement of the warranty claims against these suppliers. The Company's inability to enforce warranty claims against or to obtain compensation from its suppliers could have a material adverse effect on net worth, financial position and operating results.

The REpower Systems Group depends almost entirely on outside suppliers for the components that are used to manufacture and install wind turbine generators. If the suppliers do not consistently deliver high quality components in the necessary quantities and in a timely manner, the business of the Company will suffer. One supplier's inability to deliver the components that were ordered from it could cause a delay in the completion of orders and the installation of wind turbine generators. If the Company fail to meet deadlines for the production and installation of wind turbine generators already ordered due to the fact that the suppliers the Group relies on fail to deliver the components that the Company needs in a timely manner, since no alternative supplier would be available in many cases, the REpower Systems Group could be forced to pay large contractual penalties, which could have a material adverse effect on net worth, financial position and operating results.

The customer base of the REpower Systems Group was cultivated over a number of years by predecessor companies. The sales are highly dependent on certain key customers. If the Company lose several key customers to other wind turbine generators manufacturers without finding new customers who provide the REpower Systems Group with a comparable amount of business, the current business, future prospects, financial position and operating results could be adversely affected.

Denker & Wulf AG is the Company within the REpower Group that is primarily responsible for selling the turnkey wind turbine generators and wind parks to operators. Denker & Wulf AG bears the risk and expense of developing wind turbine generators until it transfers the systems to the operator. This also applies to wind parks installed by the Company and its subsidiaries, though the costs of installing wind parks in foreign markets are higher than the costs of installing them in Germany. There can be no guarantee that projects in which the REpower Group has already invested resources will not ultimately fail, which failure could have a material adverse effect on the REpower Group's net worth, financial position and operating results.

3.3 Transactions of special significance after close of the fiscal year

REpower Systems AG plans an initial public offering in 2002. The proceeds from the issue will be wholly used to strengthen the Company's equity capital position and provide the required financial clout to support planned growth and take advantage of further growth opportunities. This ensures an improved competitive position in the world market. The new capital opens additional opportunities to reduce costs by strengthening equity capital. This eliminates the expense of debt used in the costly advance financing of production and project development in Germany and, especially, abroad.

Proceeds from the issue will also be invested in improving technologies developed by REpower and developing new products, among others the 5-megawatt offshore plant.

Finally, sensible new acquisitions might be financed from the proceeds.

4 Final declaration from the subordinate status report

The Managing Board of REpower Systems AG has submitted a subordinate status report to the Supervisory Board in accordance with § 312 par. 1 German Companies Act (Aktiengesetz).

The Managing Board declares that the Company received appropriate compensation in each legal transaction according to the circumstances known at the time at which the legal transaction took place. No measures that are required to be reported were undertaken.

Hamburg, February 2002

The Managing Board

Prof. Dr. Fritz Vahrenholt | Hugo Denker

Matthias Schubert | Jens-Peter Stöhr

According to § 292 a par. 1 s. 1 and s. 2 HGB (German Commercial Code) and in accordance with IAS, the following audit certificate for the consolidated financial statements of REpower Systems AG as of December 31, 2001 may only be used when application has been made for admission to trading in an organized market.

Independent Auditor's Report:

We have audited the consolidated financial statements prepared by REpower Systems AG, Hamburg, consisting of the balance sheet, profit and loss statement, statement of changes in equity, cash-flow statement, and notes to the financial statements for the fiscal year from January 1 to December 31, 2001. The Company's Managing Board is responsible for the preparation and contents of the consolidated financial statements. It is our task to judge, based on the audit we conduct, whether the consolidated financial statements comply with International Accounting Standards (IAS).

We have conducted our audit of the consolidated financial statements according to German audit regulations and complying with the German generally accepted auditing principles established by the Institute of German Certified Public Accountants (IDW). These standards require the audit to be planned and conducted in such a way that we can judge with reasonable certainty whether the consolidated financial statements are free from material errors. In determining the audit activities, we take into account our knowledge of the business activity and the economic and legal environment of the Group as well as expectations of possible errors. As part of the audit, we evaluate, on the basis of sampling, the evidence for the values and information shown in the consolidated financial statements. The audit includes an evaluation of the accounting principles used of significant estimates made by the Company's legal representatives, and of the overall presentation of the consolidated financial statements. We believe that our audit provides a sufficiently reasonable basis for our assessment.

In our opinion, the consolidated financial statements provide a true and fair presentation of the net worth, financial and earnings position of the Group as well as of the cash flows in the fiscal year in accordance with IAS.

REpower Systems AG has voluntarily included comparison figures for two previous years in its consolidated financial statements as of December 31, 2001, in order to improve comparability of these financial statements. These numbers presented as previous years' figures do not reflect the actual previous years' figures, but are taken from the unaudited pro forma consolidated financial statements of REpower Systems AG as of December 31, 2000, and December 31, 1999. An audit of these pro forma consolidated financial statements of REpower Systems AG as of December 31, 1999, and December 31, 2000, was not part of our audit of the consolidated financial statements.

Our audit, which also covered the Group management report prepared by the Managing Board for the fiscal year from January 1 to December 31, 2001, has not given rise to any reservations. In our opinion, the Group management report, together with the other information in the consolidated financial statements, provides an accurate overall presentation of the situation of the Group and appropriately presents the risks of future developments. We also confirm that the consolidated financial statements and the Group management report for the fiscal year from January 1 to December 31, 2001 fulfill the requirements for exempting the Company from the need to prepare consolidated financial statements and a Group management report in accordance with German law.

Hamburg, February 12, 2002

Susat & Partner oHG
Wirtschaftsprüfungsgesellschaft
(Certified Public Accountants)

Dr. Paassen	Driesch
Wirtschaftsprüfer	*Wirtschaftsprüfer*
(Certified Public Accountant)	*(Certified Public Accountant)*

Certification:

We have audited the pro forma adjustments made in preparing the pro forma consolidated financial statements of REpower Systems AG, Hamburg for the fiscal year from January 1 to December 31, 1999 and for the fiscal year from January 1 to December 31, 2000. The pro forma consolidated financial statements were developed from the annual financial statements of the companies included in the scope of consolidation, following the rules of the International Accounting Standards (IAS) on form, content and valuation in consolidated financial statements.

The annual financial statements as of December 31, 1999, of Jacobs Energie GmbH were audited by another auditor. The annual financial statements as of December 31, 1999, of the other consolidated companies did not have to be audited. The annual financial statements as of December 31, 2000, of REpower Systems AG, of Jacobs Energie GmbH, and of BWU-Brandenburgische Wind- and Umwelttechnologien GmbH were audited by another auditor. The annual financial statements as of December 31, 2000, of the other consolidated companies did not have to be audited.

The purpose of the pro forma consolidated financial statements is to present the development of the net worth, financial, and earnings situation as well as cash flows as if the Group had already existed in its current form since January 1, 1999. Since pro forma consolidated financial statements describe a hypothetical situation, they do not necessarily present the same picture of the Group's net worth, financial, and earnings situation as well as cash flows as would have resulted if the events considered had actually taken place at the time specified. The events presented in the pro forma consolidated financial statements and the premises underlying them are explained in the notes to the financial statements.

The Company's legal representatives are responsible for preparing the pro forma consolidated financial statements for the fiscal year from January 1 to December 31, 1999, and for the fiscal year from January 1 to December 31, 2000. Our task is to issue an opinion on

- Whether the initial numbers for the pro forma consolidated financial statements were brought over correctly;
- Whether the pro forma consolidated financial statements were derived using proper premises and appropriately reflect the effects to be considered, including consolidation effects;
- Whether the premises underlying the pro forma consolidated financial statements were consistently used, and
- Whether the pro forma adjustments were correctly reflected in the pro forma numbers.

We conducted our audit according to German audit regulations and in compliance with the German generally accepted auditing principles established by the Institute of German Certified Public Accountants (IDW). The audit comprised all audit activities that we considered necessary under the circumstances. In determining the audit activities, we take into account our knowledge of the business activity and the economic and legal environment of the Group as well as expectations of possible errors. We believe that our audit provides a sufficiently reasonable basis for our assessment. In our opinion:

- The initial numbers for the pro forma consolidated financial statements were brought over properly;
- The pro forma consolidated financial statements were derived using proper premises and appropriately reflect the effects to be considered, including consolidation effects;

- The premises underlying the pro forma consolidated financial statements were consistently used, and
- The pro forma adjustments were correctly reflected in the pro forma numbers.

Hamburg, February 12, 2002

Susat & Partner oHG
Wirtschaftsprüfungsgesellschaft
(Certified Public Accountants)

Dr. Paassen
Wirtschaftsprüfer
(Certified Public Accountant)

Driesch
Wirtschaftsprüfer
(Certified Public Accountant)

Der folgende Bestätigungsvermerk zum Konzernabschluss der REpower Systems AG zum 31. Dezember 2001 nach IAS darf nach § 292 a Abs. 1 Satz 1 und Satz 2 HGB nur verwendet werden, wenn die Zulassung zum Handel am organisierten Markt beantragt worden ist.

Bestätigungsvermerk des Abschlussprüfers:

Wir haben den von der REpower Systems AG, Hamburg, aufgestellten Konzernabschluss, bestehend aus Bilanz, Gewinn- und Verlustrechnung, Eigenkapitalveränderungsrechnung, Kapitalflussrechnung und Anhang, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2001 geprüft. Aufstellung und Inhalt des Konzernabschlusses liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung zu beurteilen, ob der Konzernabschluss den International Accounting Standards (IAS) entspricht.

Wir haben unsere Konzernabschlussprüfung nach den deutschen Prüfungsvorschriften und unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass mit hinreichender Sicherheit beurteilt werden kann, ob der Konzernabschluss frei von wesentlichen Fehlaussagen ist. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Nachweise für die Wertansätze und Angaben im Konzernabschluss auf der Basis von Stichproben beurteilt. Die Prüfung beinhaltet die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Nach unserer Überzeugung vermittelt der Konzernabschluss in Übereinstimmung mit den IAS ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns sowie der Zahlungsströme des Geschäftsjahres.

Die REpower Systems AG hat freiwillig Vergleichszahlen für zwei Vorjahre in ihren Konzernabschluss zum 31. Dezember 2001 aufgenommen, um die Vergleichbarkeit des Konzernabschlusses zum 31. Dezember 2001 zu verbessern. Diese als Vorjahreszahlen dargestellten Zahlen entsprechen nicht den tatsächlichen Vorjahreszahlen, sondern sind den ungeprüften Pro-Forma-Konzernabschlüssen der REpower Systems AG zum 31. Dezember 2000 bzw. zum 31. Dezember 1999 entnommen. Eine Prüfung dieser Pro-Forma-Konzernabschlüsse der REpower Systems AG zum 31. Dezember 1999 und zum 31. Dezember 2000 war nicht Gegenstand unserer Konzernabschlussprüfung.

Unsere Prüfung, die sich auch auf den von dem Vorstand für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2001 aufgestellten Konzernlagebericht erstreckt hat, hat zu keinen Einwendungen geführt. Nach unserer Überzeugung gibt der Konzernlagebericht zusammen mit den übrigen Angaben des Konzernabschlusses insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar. Außerdem bestätigen wir, dass der Konzernabschluss und der Konzernlagebericht für das Geschäftsjahr 1. Januar bis 31. Dezember 2001 die Voraussetzungen für eine Befreiung der Gesellschaft von der Aufstellung eines Konzernabschlusses und Konzernlageberichts nach deutschem Recht erfüllen.

Hamburg, den 12. Februar 2002

Susat & Partner oHG
Wirtschaftsprüfungsgesellschaft

Dr. Paaßen
Wirtschaftsprüfer

Driesch
Wirtschaftsprüfer

Bescheinigung:

Wir haben die bei der Erstellung der Pro-Forma-Konzernabschlüsse der REpower Systems AG, Hamburg, für das Geschäftsjahr vom bis 1. Januar bis 31. Dezember 1999 sowie für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2000 vorgenommenen Pro-Forma-Anpassungen geprüft. Die Pro-Forma-Konzernabschlüsse wurden unter entsprechender Anwendung der Regeln der International Accounting Standards (IAS) über Form, Inhalt und Bewertung in Konzernabschlüssen aus den Jahresabschlüssen der in den Konsolidierungskreis einbezogenen Unternehmen entwickelt.

Der Jahresabschluss zum 31. Dezember 1999 der Jacobs Energie GmbH ist von einem anderen Abschlussprüfer geprüft worden. Die Jahresabschlüsse zum 31. Dezember 1999 der übrigen einbezogenen Unternehmen waren nicht prüfungspflichtig. Die Jahresabschlüsse zum 31. Dezember 2000 der REpower Systems AG, der Jacobs Energie GmbH und der Brandenburgische Wind- und Umwelttechnologien GmbH sind von anderen Abschlussprüfern geprüft worden. Die Jahresabschlüsse zum 31. Dezember 2000 der übrigen einbezogenen Unternehmen waren nicht prüfungspflichtig.

Zweck der Pro-Forma-Konzernabschlüsse ist die Darstellung der Entwicklung der Vermögens-, Finanz- und Ertragslage sowie der Zahlungsströme, als ob der Konzern schon seit dem 1. Januar 1999 in seiner gegenwärtigen Form bestanden hätte. Da ein Pro-Forma-Konzernabschluss eine hypothetische Situation beschreibt, vermittelt er nicht zwingend das Bild der Vermögens-, Finanz- und Ertragslage sowie der Zahlungsströme des Konzerns, das sich ergeben hätte, wenn die zu berücksichtigenden Ereignisse zu dem genannten Zeitpunkt tatsächlich stattgefunden hätten. Die in den Pro-Forma-Konzernabschlüssen abzubildenden Ereignisse und die dafür aufgestellten Prämissen sind im Anhang erläutert.

Die Aufstellung der Pro-Forma-Konzernabschlüsse für das Geschäftsjahr vom 1. Januar bis 31. Dezember 1999 sowie für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2000 liegt in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Aufgabe ist es, ein Urteil darüber abzugeben,

- ob die Ausgangszahlenwerke für die Pro-Forma-Konzernabschlüsse zutreffend übernommen worden sind,
- ob die Pro-Forma-Konzernabschlüsse unter Verwendung sachgerechter Prämissen abgeleitet wurden und die zu berücksichtigenden Effekte, einschließlich der zu berücksichtigenden Konsolidierungseffekte, angemessen widerspiegeln,
- ob die den Pro-Forma-Konzernabschlüssen zugrunde liegenden Prämissen stetig angewandt wurden und
- ob die Pro-Forma-Anpassungen zutreffend in den Pro-Forma-Zahlen abgebildet wurden.

Unsere Prüfung erfolgte nach den deutschen Prüfungsgrundsätzen und unter entsprechender Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung. Sie umfasste alle Prüfungshandlungen, die wir den Umständen entsprechend für erforderlich hielten. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet. Nach unserer Überzeugung

- sind die Ausgangszahlenwerke für die Pro-Forma-Konzernabschlüsse zutreffend übernommen worden,
- wurden die Pro-Forma-Konzernabschlüsse unter Verwendung sachgerechter Prämissen abgeleitet und spiegeln die zu berücksichtigenden Effekte, einschließlich der zu berücksichtigenden Konsolidierungseffekte, angemessen wider,

- wurden die den Pro-Forma-Konzernabschlüssen zugrunde liegenden Prämissen stetig angewandt und
- sind die Pro-Forma-Anpassungen zutreffend in den Pro-Forma-Zahlen abgebildet worden.

Hamburg, den 12. Februar 2002

Susat & Partner oHG
Wirtschaftsprüfungsgesellschaft

Dr. Paaßen
Wirtschaftsprüfer

Driesch
Wirtschaftsprüfer

Balance Sheet of REpower Systems AG (HGB — German Commercial Code) as of December 31, 2001

		Note:	Dec. 31, 2001 EUR	Dec. 31, 2000 EUR
Assets				
A.	Fixed assets	3.1		
I.	Intangible assets			
1.	Software and other licenses		262,663.35	0.00
2.	Goodwill		148,509.33	0.00
			411,172.68	0.00
II.	Tangible assets			
1.	Land and buildings		3,799,279.37	0.00
2.	Technical equipment and machines		1,942,429.73	0.00
3.	Factory and office equipment		2,242,822.46	0.00
4.	Prepayments on tangible assets and construction in progress		316,429.27	0.00
			8,300,960.83	0.00
III.	Financial assets			
1.	Shares in affiliated companies		1,264,110.33	0.00
2.	Investments		221,752.03	0.00
3.	Long-term securities		28,131.04	0.00
			1,513,993.40	0.00
			10,226,126.91	0.00
B.	Current assets			
I.	Inventories	3.2		
1.	Raw materials and supplies		10,021,960.47	0.00
2.	Work in process		1,288,985.49	0.00
3.	Prepayments on inventories		1,369,346.45	0.00
			12,680,292.41	0.00
II.	Receivables and other assets	3.3		
1.	Trade receivables		18,469,995.33	0.00
2.	Receivables from affiliated companies		6,031,667.46	0.00
3.	Receivables from investments		68,735.74	0.00
4.	Receivables from project companies		23,243.33	0.00
5.	Other assets		1,586,614.33	46,099.86
			26,180,256.19	46,099.86
III.	Shares in project companies	3.4	761,389.17	0.00
IV.	Securities		672.47	0.00
V.	Cash		2,246,277.33	0.00
			41,868,887.57	0.00
C.	Prepaid expenses	3.5	1,038,486.16	0.00
			53,133,500.64	46,099.86

Balance Sheet of REpower Systems AG (HGB — German Commercial Code) as of December 31, 2001

		Note:	Dec. 31, 2001 EUR	Dec. 31, 2000 EUR
Equity and Liabilities				
A.	Equity	3.6		
I.	Share capital		3,401,198.00	50,000.00
II.	Additional paid-in capital		2,155,729.13	0.00
III.	Retained earnings		2,025,933.56	(5,434.02)
			7,582,860.69	**44,565.98**
B.	Accruals	3.7		
1.	Tax accruals		3,144,462.31	0.00
2.	Other accruals		11,125,691.12	1,533.88
			14,270,153.44	**1,533.88**
C.	Liabilities	3.8		
1.	Liabilities due to banks		10,605,511.31	0.00
2.	Payments received on account of orders		2,501,076.41	0.00
3.	Trade payables		9,955,447.52	0.00
4.	Payables to affiliated companies		14,717.68	0.00
5.	Payables on investments		12,913.62	0.00
6.	Liabilities to project companies		825,201.00	0.00
7.	Other liabilities		7,365,618.98	0.00
	Of which for taxes EUR 6,932,168.46 (previous year EUR 0.00) Of which for employee social security EUR 270,864.96 (previous year EUR 0.00)			
			31,280,486.51	**0.00**
			53,133,500.64	**46,099.86**

Profit and Loss Statement of REpower Systems AG (HGB — German Commercial Code)
for the period January 1 — December 31, 2001

	Note:	2001	Apr. 13 — Dec. 31, 2000
		EUR	EUR
Sales	4.1	126,657,718.49	0.00
Increase/decrease in finished goods inventories and work in process	—	1,288,985.49	0.00
Total operating performance		**127,946,703.98**	**0.00**
Other operating income	4.2	3,603,723.44	0.00
Cost of materials	4.3		
Cost of raw materials, consumables and supplies and purchased merchandise		(96,860,661.47)	0.00
Cost of purchased service		(2,647,049.36)	0.00
		(99,507,710.83)	**0.00**
Personnel expenses			
Wages and salaries		(8,573,696.07)	0.00
Social security		(1,466,813.45)	0.00
		(10,040,509.53)	**0.00**
Depreciation and amortization on intangible fixed assets and tangible assets	4.4	(1,221,379.40)	0.00
Other operating expenses	4.5	(12,229,505.98)	5,434.84
Operating result		**8,551,321.68**	**(5,434.84)**
Other interest and similar income		284,109.07	0.82
Write-downs on financial assets and short-term investments		(181,941.15)	0.00
Interest and similar expenses	—	(1,313,493.52)	0.00
Financial result	4.6	**(1,211,325.60)**	**0.82**
Income before taxes		**7,339,996.09**	**(5,434.02)**
Extraordinary expenses from merger activities	4.7	(2,438,488.25)	0.00
Taxes on income	4.8	(2,848,746.95)	0.00
Other taxes	—	(21,393.30)	0.00
Net income for the year		**2,031,367.58**	**(5,434.02)**
Accumulated losses brought forward	—	(5,434.02)	0.00
Retained earnings (previous year — accumulated deficit)		**2,025,933.56**	**(5,434.02)**

NOTES TO THE FINANCIAL STATEMENTS
Fiscal Year 2001

Table of Contents

1 General information on the annual financial statements

The annual financial statements as of December 31, 2001 were prepared in accordance with §§ 242 ff. and §§ 264 ff. HGB [German Commercial Code], the relevant provisions of the AktG [German Stock Corporation Act] and the by-laws. The provisions for large corporations apply.

The profit and loss statement was prepared in accordance with the cost of production method. The Company incorporated the following entities by way of merger, effective internally as of January 1, 2001:

- BWU-Anlagenfertigung und -service GmbH, Trampe,
- BWU-Brandenburgische Wind- und Umwelttechnologien GmbH, Trampe,
- Jacobs Energie GmbH, Husum,
- pro + pro Energiesysteme GmbH & Co. KG, Rendsburg.

Fixed assets added as a result of the merger are reported separately in the Statement of Changes in Fixed Assets (appendix). Also, an equity investment in Denker & Wulf AG, Sehestedt was added through a non-cash capital contribution.

Due to the above, the overall annual financial statements are not comparable with the previous year's statements.

2 Reporting and valuation methods

The following reporting and valuation methods are used for the annual financial statements:

Acquired intangible fixed assets are reported at acquisition cost and are subject to scheduled amortization in accordance with their useful life.

Tangible assets are reported at acquisition or production cost and are subject to scheduled depreciation where applicable. Tangible assets are depreciated according to the straight-line method based on the expected useful life and interest rates generally accepted for tax purposes.

	Useful Life
Production plant	20-50 years
Other buildings	10-30 years
Technical equipment and machines	6-21 years
Vehicles	5 years
Factory and office equipment	3-10 years

Low-value assets were written off immediately as allowed under § 6 (2) EStG [German Income Tax Act].

Financial assets are reported at the lower of cost or market as of the reporting date, provided that the loss in value is expected to be permanent. In this case, unscheduled depreciations are made.

Prepayments on inventories are valued at face value.

Raw materials and supplies are reported at acquisition cost.

Work in process are valued at manufacturing costs based on single item calculation according to current cost accounting. Production costs and material overhead are also included based on minimum taxable amounts, in addition to the separable direct costs, direct labor and special direct costs. General administrative costs and interest are not capitalized.

Receivables and other assets are reported at face value. Individual value adjustments are made as necessary for foreseeable individual risks.

Shares in the project companies are valued at acquisition cost.

Accruals are based on all foreseeable risks and contingent liabilities. They are valued as deemed necessary in accordance with reasonable business practices.

Liabilities are reported at their repayment value.

Foreign currency receivables and liabilities are converted at the transaction rate.

Sales are booked at the time products or goods are delivered or services rendered. The recognition of sales generated by wind turbine generators is contingent on three criteria: 1. the installation of the plant is complete, 2. a connection to a supply system is available, and 3. a written start-up report was prepared.

3 Notes to the balance sheet of REpower Systems AG

3.1 Fixed assets

Changes in the individual items of fixed assets, including depreciation for the fiscal year, are reported separately in the Statement of Changes in Fixed Assets (appendix).

Shareholdings are as follows:

Company	Share	Equity 12/31/2001	Operating Result 2001	Equity Book Value 12/31/2001
	%	EUR	EUR	EUR
Equity Holdings				
Germany				
Denker & Wulf AG, Sehestedt	84.15	6,324,532	4,559,782	989,930
REpower Geothermie GmbH, Trampe	19.90	50,000	(87,756)	9,950
Windpark Finsterwalde GmbH, Finsterwalde	30.00	51,129	(9,408)	15,339
UPM Umweltprojekt Management GmbH, Trampe	23.33	25,000	(950)	12,500
Wasserkraft Finowkanal GmbH, Trampe	80.00	25,564	(167,700)	55,220
Foreign				
Jacobs Enerji Anonim Sirketi, Ankara, Turkey	51.00	68*	Not yet available	0
Jacobs Energia S.L., La Coruna, Spain	100.00	(132,546)	(168,524)	193,460
Les Vents de France S.A.S., Paris, France	50.00	365,000*	Not yet available	182,500
Eolis S.A.R.L., Lille, France	51.00	50,000	(1,905)	25,500
Enery Wind Czech s.r.o., Brno, Czech Republic	50.00	2,927*	Not yet available	1,463
				1,485,862
Project Companies				
Germany				
Heidewind Fläming GmbH, Pätz	25.10	26,076*	Not yet available	6,544
Heidehof Verwaltungsgesellschaft mbH, Pätz	24.90	26,076*	Not yet available	6,493
Verwaltungsgesellschaft pro + pro Energiesysteme mbH, Sehestedt	100.00	25,565*	Not yet available	1
Foreign				
Aioliki REpower A.E., Piraeus, Greece	51.00	1,467,351*	Not yet available	748,351
				761,389
				2,247,251

*) Share Capital (equity of the reporting date not yet available.)

Denker & Wulf AG, Sehestedt is a project company active in the German market.

The losses at Jacobs Energia S.L., La Coruna were incurred in the course of building up project development and sales activities.

Les Vents de France, Paris started up limited operations in November 2001.

In 2001, Aioliki REpower A.E., Piraeus successfully applied for approval of wind parks in Greece. Three wind parks were approved. Installation will begin in 2002.

3.2 Inventories

Raw materials and supplies essentially consist of components for wind turbine generators. Work in process refers to wind turbine generators under construction and advance services for project development, rights and infrastructure related to the installation of wind turbine generators. Wind turbine generators in inventory are reported under finished products.

3.3 Receivables and other assets

These are valued at face value. Individual value adjustments were made in accordance with prudent business practices for those customers where the future collection of payments appears doubtful. As of December 31, 2001, individual value adjustments were made in the total amount of EUR 263,812.00. Receivables and other assets have a term of less than one year.

3.4 Shares in project companies

The shares in the project companies are shown in the table of shareholdings.

3.5 Prepaid expenses

Prepaid expenses include discounts of EUR 49,804.00 and prepaid insurance premiums of EUR 820,624.00.

3.6 Equity

	31/12/01 EUR	31/12/00 EUR
I. Share Capital	3,401,198	50,000
II. Additional paid-in capital	2,155,729	0
III. Retained earnings (previous year accumulated deficit)	2,025,934	(5,434)
Total	7,582,861	44,566

Original share capital was EUR 50,000.00. It was increased by EUR 3,351,198.00 to EUR 3,401.198.00 through several shareholder resolutions at the Shareholders' Meeting of June 28, 2001.

The capital was increased both by cash and non-cash contributions. The non-cash contribution amounted to EUR 2,878,948.00 plus a premium of EUR 1,406,310.00. The cash contribution amounted to EUR 472,250.00 plus a premium of EUR 749,419.00.

RE-DKW Beteiligungs GmbH subscribed to and acquired 1,587,683 shares, and JE/BWU-Verwaltungs GmbH subscribed to and acquired 1,314,599 shares of the 3,351,198 newly issued no-par value shares. Both companies are headquartered in Sehestedt. The approval for the capital contribution and transfer agreement of May 29, 2001 was ratified by the extraordinary Shareholders' Meeting of REpower Systems AG on June 28, 2001.

The share capital is divided into 3,401,198 no-par value shares, each with a computed pro rata share of EUR 1.00 in the share capital.

Capital increases through a scheduled public offering

The Shareholders' Meeting of December 21, 2001 voted to increase the Company's share capital from the current EUR 3,401,198.00 by up to EUR 2,598,802.00, but by at least EUR 2,000,000.00, to EUR 6,000,000.00 in return for cash contributions by issuing new no-par value shares. Each share represents a computed pro rata share of EUR 1.00 in the share capital.

Approved Capital

By resolution of the Shareholders' Meeting of December 21, 2001, the Managing Board was authorized (with the consent of the Supervisory Board) to increase the Company's share capital by December 15, 2006 one or more times by up to EUR 2,700,599.00 by issuing new shares in return for cash and non-cash capital contributions.

The entry of the resolutions into the Commercial Register is pending.

3.7 Accruals

Accruals for taxes relate to trade taxes, corporate taxes and real estate transfer taxes payable as a result of the merger. The changes in other accruals are shown in the table below:

Accrual	As of 1/1/01	Addition from merger	Inflow 2001	Outflow 2001	Reversal 2001	As of 12/31/01
	EUR	EUR	EUR	EUR	EUR	EUR
Accruals for taxes						
Trade taxes	0	262,286	1,112,571	80,297	0	1,294,560
Corporate taxes	0	457,850	1,283,023	73,151	0	1,667,722
Solidarity surcharge	0	8,535	70,464	0	0	78,999
Real estate transfer taxes	0	0	103,181	0	0	103,181
Total Accruals for Taxes	**0**	**728,671**	**2,569,239**	**153,448**	**0**	**3,144,462**
Other Accruals						
Warranties	0	4,822,456	2,775,858	921,790	494,219	6,182,306
Income guarantees	0	327,226	1,285,169	0	0	1,612,396
Planning and production expenses	0	92,033	936,033	56,242	0	971,823
Premiums	0	0	357,904	0	0	357,904
Vacation accruals	0	165,249	298,885	152,854	12,394	298,886
Maintenance	0	365,574	47,934	54,964	115,041	243,503
Leases	0	3,840	82,864	3,840	0	82,864
Insurance for occupational accidents	0	2,301	75,581	2,301	0	75,581
Overtime	0	8,835	64,370	0	8835	64,370
Settlement expenses	0	25,565	51,129	19,887	5,677	51,129
Annual financial statements	1,534	53,839	36,825	53,839	1,534	36,825
Bonuses	0	74,861	29,619	74,861	0	29,619
Commissions	0	0	20,883	0	0	20,883
Bookkeeping fees	0	762	1,012	762	0	1,012
Equity holdings	0	9,203	0	9,203	0	0
Other	0	421,992	892,074	7,846	190,456	1,096,590
Total Other Accruals	1,534	6,373,736	6,956,140	1,358,389	828,156	11,125,691
Total Accruals	1,534	7,102,407	9,525,379	1,511,837	828,156	14,270,153

3.8 Changes in liabilities

	Total Amount EUR	Up to 1 year EUR	2 to 5 years EUR	> 5 years EUR
Liabilities due to banks	10,605,510	6,113,433	2,043,503	2,448,574
Advance payments received on orders	2,501,076	2,501,076	0	0
of which from affiliated companies	*773,620*	*773,620*	*0*	*0*
Trade payables	9,955,448	9,955,448	0	0
Payables to affiliated companies	14,718	14,718	0	0
Payables to investments	12,914	12,914	0	0
Liabilities to project companies	825,201	825,201	0	0
Other liabilities	7,365,619	7,365,619	0	0
of which for taxes	*6,632,584*	*6,632,584*	*0*	*0*
of which for social security	*270,865*	*270,865*	*0*	*0*
Total	**31,280,486**	**26,788,409**	**2,043,503**	**2,448,574**

EUR 4,963,777.00 of the liabilities due to banks is secured by mortgages or similar rights (guarantees, security assignments and assignments of receivables).

4 Notes to the profit and loss statement of REpower Systems AG

4.1 Sales

	2001 EUR	2000 EUR
Sales		
Sales from wind turbine generators	119,303,892	0
Maintenance, sale of material	3,614,838	0
License fees	3,198,685	0
Other sales	359,150	0
Sales from power generation	182,257	0
Discounts allowed	(1,104)	0
Total	**126,657,718**	**0**

Sales were generated almost exclusively in Germany.

4.2 Other operating income

	2001 EUR	2000 EUR
Income from charges passed on	898,498	0
Income from the reversal of accruals	828,156	0
Income from the reversal of value adjustments	754,879	0
Insurance indemnification	163,916	0
Income from real estate	18,023	0
Income from the disposal of fixed assets	15,720	0
Other income	924,531	0
Total	**3,603,723**	**0**

4.3 Cost of materials

The cost of raw materials and supplies is primarily related to components, consumables, operating supplies, freight charges and energy costs. Costs of purchased services include third-party freight, sales commissions, outsourced services for order processing, and third-party personnel.

4.4 Depreciation and amortization

Amortization of intangible assets and depreciation of tangible assets is shown in the Statement of Changes in fixed assets.

4.5 Other operating expenses

	2001	2000
	EUR	EUR
Warranties	4,902,139	0
Legal and consultant fees	1,460,116	5,434
Travel expenses	673,939	0
Office and real estate leases	664,871	0
Administrative expenses	620,161	0
Fees for monetary transactions	529,039	0
Individual value adjustments	461,332	0
Vehicle expenses (not incl. vehicle tax)	370,661	0
Commissions	323,687	0
Advertising expenses	304,711	0
Repair of machinery, tools and equipment	277,674	0
Plant supplies and tools	235,262	0
Maintenance of property	217,286	0
Trade shows	211,115	0
Personnel expenses	184,123	0
Write-off of receivables	176,006	0
Insurance	170,606	0
Development expenses	161,777	0
Expenses for charges passed on	153,933	0
Expenses for computer system	131,068	0
Total	12,229,506	5,434

4.6 Financial result

The financial result primarily includes interest expenses for long-term and short-term liabilities. Interest due from affiliated companies totals EUR 21,360.00. Interest payable to affiliated companies totals EUR 77,458.00.

4.7 Extraordinary expenses

Extraordinary expenses relate to the loss incurred as a result of the merger of pro + pro Energiesysteme GmbH & Co. KG and BWU-Anlagenfertigung und –service GmbH, effective as of January 1, 2001.

4.8 Taxes

Taxes on income did not affect extraordinary income. They only affect the income from ordinary business activities.

5 Other information

5.1 *Contingent liabilities*

As of the reporting date, contingent liabilities amounted to EUR 6,821,758.00 for guarantees provided in connection with financing an affiliated company.

5.2 *Other financial obligations*

As of December 31, 2001, the following obligations existed, primarily arising from a work performance contract and lease agreements:

	EUR
2002	764,681
2003	60,682
2004	60,682
2005	60,682
Total	946,727

5.3 *Number of employees*

In fiscal 2001, the number of employees was as follows:

2001	Average	Absolute 31/12/01
white collar employees	84	109
blue collar employees	121	139
Total	205	248

The number of employees increased across all divisions of the Company. Especially highly qualified employees and employees with experience in wind power were hired to ensure that the higher order volume will be handled proficiently. More employees will be added next year.

5.4 *Information on the governing bodies*

The following are the members of the Supervisory Board of REpower Systems AG appointed for the fiscal year ending December 31, 2001:

- Mr. Johan Christian Traxel, Hamburg; Banker
  (Member and Chairman until March 27, 2001)
  membership in other governing bodies:
  Chairman of the Supervisory Board of Flender Werft AG, Lübeck,
  Member of the Supervisory Board of Behn Meyer Holding AG, Hamburg.

- Dr. Klaus-Detlef Wulf, Aachen; Physician
  (Chairman as of April 27, 2001)
  membership in other governing bodies:
  General Manager of R.E.A. S.R.L. Italy, Milan,
  Member of the Managing Board of Santas Turkey, Istanbul,
  Member of the Supervisory Board of Denker & Wulf AG, Sehestedt,
  Member of the Supervisory Board of R.E.A. AG, Sehestedt.

- Mr. Udo Bandow, Hamburg; Banker
  (Member and Deputy Chairman as of April 27, 2001)
  membership in other governing bodies:
  President of the Board of Directors of HANSA-NORD-LUX Management-gesellschaft AG, Luxemburg,
  Chairman of the Supervisory Board of NORDINVEST Norddeutsche Investment-Gesellschaft mbH, Hamburg,

Chairman of the Supervisory Board of Wave Management AG, Hamburg,
Chairman of the Supervisory Board of Hamburger Sport-Verein e.V., Hamburg,
Deputy Chairman of the Supervisory Board of BÖAG Börsen AG, Hamburg and Hannover,
Deputy Chairman of the Supervisory Board of Deutsche Schiffsbank AG, Bremen and Hamburg,
Deputy Chairman of the Supervisory Board of Conrad Hinrich Donner Bank AG, Hamburg,
Deputy Chairman of the Supervisory Board of Hannoversche Lebensversicherung a.G., Hannover,
Deputy Chairman of the Supervisory Board of HANSAINVEST Hanseatische Investment-Gesellschaft mbH, Hamburg,
Deputy Chairman of the Supervisory Board of Hanseatische Verlags-Beteiligungs AG, Hamburg,
Member of the Supervisory Board of Vereins- und Westbank AG, Hamburg,
Member of the Supervisory Board of Holsten Brauerei AG, Hamburg,
Member of the Supervisory Board of IDUNA Vereinigte Lebensversicherung a.G. für Handwerk, Handel und Gewerbe, Hamburg,
Member of the Supervisory Board of Norddeutsche Versicherungs-Aktiengesellschaft, Hamburg.

- Mrs. Monika Kuck, Aachen; Businesswoman
  membership in other governing bodies:
  Member of the Municipal Council of the City of Aachen,
  Member of the Managing Board of R.E.A. AG, Sehestedt,
  Member of the Supervisory Board of STAWAG, Aachen.

- Dr. Klaus Rave, Kronshagen; Banker
  (as of August 1, 2001)
  membership in other governing bodies:
  Member of the Executive Management of Investitionsbank Schleswig-Holstein, Kiel,
  President of the European Wind Energy Association (EWEA) (until December 31, 2001),
  Member of the Managing Board of Fördergesellschaft Windenergie (FGW), Kiel,
  Member of the Supervisory Board of Energiesysteme Nord (ESN), Kiel,
  Member of the General Shareholders' Meeting of Windtest Kaiser-Wilhelm-Koog.

- Dr. Hans-Joachim Reh, Hamburg; MBA
  (as of August 1, 2001)
  membership in other governing bodies:
  Member of the Managing Board of HEW AG, Hamburg,
  Member of the Managing Council of VDEW, Frankfurt a. M.,
  Member of the Managing Board of Fachverband für Energie-Marketing und-Anwendung (HEA) e.V., Frankfurt a. M.,
  Chairman of the Supervisory Board of WEMAG AG, Schwerin,
  Member of the Supervisory Board of ESAG Energieversorgung Sachsen Ost AG, Dresden,
  Member of the Supervisory Board of GESO Beteiligungs- und Beratungs-AG, Dresden,
  Member of the Supervisory Board of DREWAG Stadtwerke Dresden GmbH, Dresden,
  Member of the Supervisory Board of Bewag AG, Berlin,
  Member of the Supervisory Board of TÜV Norddeutschland, Hamburg.

- Dr. Klaus-Walter Hardebeck, Aachen; Physician
  (until December 20, 2001)

- Dr. Rolf Bierhoff, Essen; MBA
  (as of December 21, 2001)
  membership in other governing bodies:
  Member of the Managing Board of RWE Net AG, Essen (until December 31, 2001),
  Member of the Supervisory Board of Veba Kraftwerke Ruhr AG, Gelsenkirchen,
  Member of the Supervisory Board of STEAG AG, Essen,
  Member of the Advisory Board of RHENAG AG, Cologne,
  President of the European Organization of Electrical Associations, Eurelectric, Brussels

In 2001, the members of the Supervisory Board received compensation totaling EUR 25,305.55.

The following are the members of the Managing Board of REpower Systems AG appointed for fiscal 2001:

- Prof. Dr. Fritz Vahrenholt, Hamburg; Chemist
  (as of April 27, 2001, Chairman)
  membership in other governing bodies:
  Chairman of the Managing Board of the Forum for Future Energies, Bonn,
  Member of the Supervisory Board of ThyssenKrupp Technologies AG, Essen,
  Member of the Supervisory Board of Norddeutschen Affinerie, Hamburg,
  Member of the Supervisory Board of Denker & Wulf AG, Sehestedt,
  Member of the Supervisory Board of P+T Technology AG, Hamburg (until March 31, 2001),
  Member of the Supervisory Board of Deutsche Shell GmbH (until June 30, 2001),
  Member of the Supervisory Board of ENRO AG, Essen (until November 30, 2001),
  Chairman of the Board of Directors of SAM Smart Energy AG, Zurich.

- Mr. Jens-Peter Stöhr, Hamburg; MBA
  (as of April 27, 2001)

- Mr. Matthias Schubert, Rendsburg, Degreed Engineer
  (as of April 27, 2001)

- Mr. Hugo Denker, Hamburg; Banker
  (as of December 20, 2000)
  membership in other governing bodies:
  Member of the Supervisory Board of Denker & Wulf AG, Sehestedt.

In 2001, the Company paid total compensation of EUR 876,269 to the members of the Managing Board, including commissions and a one-time bonus.

5.5 Parent company

RE-DKW Beteiligungs GmbH, Sehestedt is the parent company and directly and indirectly holds a total of 78.6% of the Company's share capital. The parent prepares consolidated financial statements for most of the companies.

5.6 Recommended appropriation of profits

The Managing Board recommends that the profit be carried forward.

Hamburg, February 2002

REpower Systems AG
The managing board

Prof. Dr. Fritz Vahrenholt — Hugo Denker

Matthias Schubert — Jens-Peter Stöhr

Changes in Fixed Assets of REpower Systems AG
as of December 31, 2001

	Acquisition or production costs						Depreciation and amortization						Book values	
	Balance 1/1/01 EUR	Additions from merger EUR	Additions EUR	Reclassifi-cations EUR	Disposals EUR	Balance 12/31/01 EUR	Balance 1/1/01 EUR	Additions from merger EUR	Additions EUR	Reclassifi-cations EUR	Disposals EUR	Balance 12/31/01 EUR	Balance 12/31/01 EUR	Balance 12/31/00 EUR
I. Intangible assets														
1. Software and other licenses	0.00	150,204.70	273,021.60	0.00	0.00	423,226.30	0.00	115,141.33	45,421.62	0.00	0.00	160,562.95	262,663.35	0.00
2. Goodwill	0.00	204,516.75	0.00	0.00	0.00	204,516.75	0.00	26,781.98	29,225.44	0.00	0.00	56,007.42	148,509.33	0.00
	0.00	354,721.45	273,021.60	0.00	0.00	627,743.05	0.00	141,923.31	74,647.06	0.00	0.00	216,570.37	411,172.68	0.00
II. Tangible assets														
1. Land and buildings	0.00	1,710,092.69	2,220,890.27	24,705.65	0.00	3 ,955,688.61	0.00	64,165.90	92,243.34	0.00	0.00	156,409.24	3,799,279.37	0.00
2. Technical equipment and machines	0.00	2,375,735.72	367,412.86	0.00	0.00	2,743,148.58	0.00	419,260.98	381,457.87	0.00	0.00	800,718.85	1,942,429.73	0.00
3. Factory and office equipment	0.00	1,636,138.52	1,996,349.65	0.00	281,771.16	3,350,717.01	0.00	549,040.96	673,031.13	0.00	114,177.54	1,107,894.55	2,242,822.46	0.00
4. Prepayments on tangible assets and *construction in progress*	0.00	25,636.21	315,498.71	(24,705.65)	0.00	316,429.27	0.00	0.00	0.00	0.00	0.00	0.00	316,429.27	0.00
	0.00	5,747,603.14	4,900,151.49	0.00	281,771.16	10,365,983.47	0.00	1,032,467.84	1,146,732.34	0.00	114,177.54	2,065,022.64	8,300,960.83	0.00
III. Financial assets														
1. Shares in affiliated companies	0.00	105,219.52	1,158,890.81	0.00	0.00	1,264,110.33	0.00	0.00	0.00	0.00	0.00	0.00	1,264,110.33	0.00
2. Investments	0.00	68,430.11	348,301.01	(13,037.94)	0.00	403,693.18	0.00	0.00	181,941.15	0.00	0.00	181,941.15	221,752.03	0.00
3. Long-term securities	0.00	28,689.20	4,249.09	0.00	0.00	32,938.29	0.00	4,807.25	0.00	0.00	0.00	4,807.25	28,131.04	0.00
	0.00	202,338.83	1,329,499.76	(13,037.94)	0.00	1,518,800.65	0.00	4,807.25	0.00	0.00	0.00	4,807.25	1,513,993.40	0.00
	0.00	6,304,663.42	6,502,672.85	(13,037.94)	281,771.16	12,512,527.17	0.00	1,179,198.40	1,403,520.55	0.00	114,177.54	2,286,400.26	10,226,126.91	0.00

Independent Auditor's Report:

We have audited the annual financial statements, including the accounting and management report, of REpower Systems AG, Hamburg, for the fiscal year from January 1 to December 31, 2001. The Company's legal representatives are responsible for the accounting and for preparation of the annual financial statements and management report in accordance with the rules of German commercial law and the supplemental rules in the Company's charter and bylaws. Our responsibility is to issue an opinion, based on our audit, on the annual financial statements, including the accounting, and on the management report.

We conducted our audit of the financial statements in accordance with § 317 of the German Commercial Code (HGB), complying with the German generally accepted standards for the audit of financial statements established by the Institute of German Certified Public Accountants (IDW). These standards require that we plan and perform the audit so that we are reasonably certain to discover errors and violations that would have a material effect on the view of the net assets, financial position and results of operations presented in the annual financial statements in accordance with German generally accepted accounting principles, and in the management report. In determining our audit activities, we take into account our knowledge about the business activity and the economic and legal environment of the company as well as expectations of possible errors. As part of the audit, we evaluate, mainly on the basis of sampling, the effectiveness of the accounting-related internal control system as well as the evidence supporting the items recorded in accounting reports, the annual financial statements, and the management report. The audit encompasses an evaluation of the accounting principles used, the significant estimates made by the legal representatives, and an evaluation of the overall presentation of the annual financial statements and the management report. We believe that our audit provides a sufficiently reasonable basis for our assessment.

Our audit has not given rise to any objections.

In our opinion, the annual financial statements provide a true and fair presentation of the net assets, financial position and operating results of the company in accordance with German generally accepted accounting principles. The management report provides an overall accurate view of the company's situation and accurately presents the risks of future developments.

Hamburg, February 4, 2002

Susat & Partner oHG
Wirtschaftsprüfungsgesellschaft
(Certified Public Accountants)

Dr. Paassen
Wirtschaftsprüfer
(Certified Public Accountant)

Driesch
Wirtschaftsprüfer
(Certified Public Accountant)

Bestätigungsvermerk des Abschlussprüfers:

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung und den Lagebericht der REpower Systems AG, Hamburg, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2001 geprüft. Die Buchführung und die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften und den ergänzenden Regelungen in der Satzung liegen in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Jahresabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfaßt die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar.

Hamburg, den 4. Februar 2002

Susat & Partner oHG
Wirtschaftsprüfungsgesellschaft

Dr. Paaßen
Wirtschaftsprüfer

Driesch
Wirtschaftsprüfer

Denker & Wulf AG, Sehestedt

Balance Sheet as of December 31, 2001

		€	Balance on 12/31/2001 €	Balance on 12/31/2000 € thousands
Assets				
A.	Fixed assets			
I.	Intangible assets			
	Industrial property rights, similar rights and assets, and licenses for such rights and assets		3,493.66	5
II.	Tangible assets			
1.	Land, leasehold improvements and buildings, including buildings on land owned by others	1,192,863.58		407
2.	Technical equipment and machines	878,368.26		971
3.	Furniture, fixtures and other equipment	164,125.71		102
4.	Prepayments on tangible assets and construction in progress	102,258.38		2
			2,337,615.93	1,482
III.	Financial assets			
1.	Shares in affiliated companies	544,978.39		3,643
2.	Investments	0.00		13
3.	Other loans	169,436.97		201
			714,415.36	3,857
			3,055,524.95	5,344
B.	Current assets			
I.	Inventories			
1.	Projects in process	20,520,914.29		5,784
2.	Prepayments on inventories	773,619.88		4,512
			21,294,534.17	10,296
II.	Receivables and other assets			
1.	Trade receivable	7,793,715.10		9,742
2.	Receivables from affiliated companies	443,290.06		7,328
3.	Receivables from project companies	1,703,103.49		1,014
4.	Other assets	925,602.62		678
			10,865,711.27	18,762
III.	Shares in project companies		1,230,662.00	736
IV.	Cash		519,755.99	7,021
			33,910,663.43	36,815
C.	Prepaid expenses		16,546.84	19
			36,982,735.22	42,178

	€	Balance on 12/31/2001 €	Balance on 12/31/2000 € thousands
Equity and Liabilities			
A. Equity			
I. Share capital			
(previous year: partnership capital DM 3,000,000)	1,764,750.00		1,534
II. Revenue reserves			
Statutory revenue reserves	176,475.00		0
III. Retained earnings	4,383,306.95		0
		6,324,531.95	1,534
B. Accruals			
1. Tax accruals	3,259,408.54		702
2. Other accruals	1,709,369.55		2,630
		4,968,778.09	3,332
C. Liabilities			
1. Liabilities due to banks	9,208,719.17		21,831
2. Payments received on account of orders	9,383,228.66		6,459
3. Trade payables	807,296.66		702
4. Payables to affiliated companies	5,634,564.35		1,803
5. Other liabilities	654,221.24		6,517
		25,688,030.08	37,312
D. Deferred income		1,395.10	0
		36,982,735.22	42,178

Denker & Wulf AG, Sehestedt

Profit and Loss Statement
for the period from January 1 to December 31, 2001

			2001	2000
		€	€	€ thousands
1.	Sales		48,335,999.30	38,397
2.	Increase in work in process		14,736,801.57	9,393
3.	Other operating income		261,019.84	417
4.	Goods and services purchased			
a)	Expenses for goods and services purchased		(52,819,765.79)	(39,688)
5.	Personnel expenses			
a)	Wages and salaries	(495,275.80)		(282)
b)	Social insurance payments and expenses for support	(83,185.44)	(578,461.24)	(102)
6.	Depreciation and amortization of tangible and intangible assets		(130,589.93)	(518)
7.	Other operating expenses		(2,013,529.45)	(2,649)
8.	Income from investments		123,327.09	342
9.	Other interest and similar income		394,133.98	174
10.	Write-downs on financial assets and short term investments		0.00	(190)
11.	Interest and similar expenses		(1,133,721.10)	(905)
12.	Income before taxes		7,175,214.27	4,389
13.	Taxes on income		(2,614,979.33)	(575)
14.	Other taxes		(452.99)	0
15.	Net income		4,559,781.95	3,814
16.	Placement in appropriated retained earnings			
a)	Appropriations to revenue reserves		(176,475.00)	0
17.	Distribution of earnings to previous owners (only in the previous year)		0.00	(3,814)
18.	Retained earnings		4,383,306.95	0

NOTES TO THE ANNUAL FINANCIAL STATEMENTS
Fiscal Year 2001

Table of Contents

1 General information on the annual financial statements

The annual financial statements as of December 31, 2001 were prepared in accordance with §§ 242 ff. and §§ 264 ff. German Commercial Code (HGB), the relevant provisions of the German Stock Corporation Act (AktG) and the by-laws. The provisions for large corporations apply.

The profit and loss statement was prepared in accordance with the total cost method.

2 Reporting and valuation methods

The following reporting and valuation methods were used for the annual financial statements:

Acquired intangible assets are reported at acquisition cost. They are depreciated according to the straight-line method over a useful life of 5 years.

Tangible assets are reported at acquisition or production costs and are subject to scheduled amortization where applicable. Tangible assets are depreciated according to the straight-line method and the declining balance method over their expected useful life and based on the rates generally accepted for tax purposes.

	Useful Life
Technical equipment and machinery	12 - 16 years
Vehicles	5 years
Plant and office equipment	3 - 10 years

Because the legal form of the Company was changed and for the purpose of standardizing group practices, the depreciation method for wind turbine generators was changed from the declining balance method to the straight-line method.

Financial assets are reported at the lower of cost or market as of the reporting date, provided that the loss in value is expected to be permanent. In this case, unscheduled depreciations are made. Equity investments (if scheduled to be sold) are reported under interests held in project companies. Some of these were reported under equity investments in the previous year. The figures of the previous year were adjusted accordingly. Pursuant to § 271 (2) of German Commercial Code (HGB), interest held in affiliated companies are reported, which were reported under equity investments in the previous year. The figures of the previous year were adjusted accordingly.

Prepayments on inventories are valued at face value.

Work in process is related to wind turbine generators or wind parks under construction and advance payments for project development, valued at acquisition or production costs, including allocable overhead.

Receivables and other assets are reported at face value. Individual value adjustments were made as necessary for individual foreseeable risks. Some of the items reported under other assets in the previous year are now reported under receivables from project companies or receivables from affiliated companies. The figures of the previous year were adjusted accordingly.

The interests held in project companies are valued at acquisition cost.

Accruals are based on all foreseeable risks and contingent liabilities. They were valued as necessary in accordance with reasonable business practices.

Liabilities are reported at their repayment value.

Sales are booked when the Company has fulfilled its material delivery commitments. Some of the items reported under sales last year are now shown under other operating income. The figures from the previous year were reclassified accordingly.

The write-down of financial assets shown in the previous year is in part related to short-term investments. This is reported under other operating expenses in the reporting period. The figures from the previous year were adjusted accordingly.

3 Notes on the balance sheet

3.1 Fixed assets

Changes in the individual items belonging to the fixed assets, including depreciation for the fiscal year, are reported separately in the Statement of Changes in Fixed Assets.

Investment holdings are as follows:

Company	Registered Office	Share	Equity Capital**)	Operating Result 2001**)	Equity Book Value 31.12.2001
		%	EUR	EUR	EUR
GREE GERM.RENEW.ENERG.ENTER.GMBH	Sehestedt	100.0%	23,301	84	25,000
REW GESCHENDORF GMBH & CO.KG	Sehestedt	100.0%	168,948	(24,470)	230,061
R.E.W. GMBH	Sehestedt	100.0%	237,169	72,019	25,565
EEN ERNEUERB.ENERG.BETLG.-GMBH	Sehestedt	100.0%	22,100	(1,443)	25,000
REW WESTERAU VI GMBH & CO.KG	Westerau	87.6%	105,186	(24,144)	159,989
GÜSTOW WIND GMBH	Sehestedt	100.0%	23,789	(951)	25,565
WP WERNIKOW GMBH & CO.KG	Wernikow	100.0%	2,625	(3,579)	7,669
ENAT DENKER & WULF AG, Golczewo	Poland	100.0%	43,000	*)	43,586
UW GÜSTOW BETRIEBS GBR MBH	Sehestedt	84.0%	26,328	25,000	2,544
					544,978

*) Annual financial statements as of 31/12/2001 not yet available

**) Operating result and equity are based on the preliminary annual financial statements as of 31/12/2001

3.2 Receivables and other assets

Total individual value adjustments of EUR 260,575 were made as of December 31, 2001. Receivables and other assets have a term of less than one year.

3.3 Interests held in project companies

Company	Registered Office	Share	Equity Capital**)	Op. Result 2001**)	Equity Book Value 31.12.2001
		%	EUR	EUR	EUR
Shares in Project Companies					
REW GMBH & CO. EINS WIND-KG	Sehestedt	100.0%	(231)	(1,380)	2,556
REW GMBH & CO. ZWEI WIND-KG	Sehestedt	100.0%	(231)	(1,380)	2,556
REW GMBH & CO. VIER WIND-KG	Sehestedt	100.0%	(231)	(1,380)	2,556
REW GMBH & CO. FÜNF WIND-KG	Sehestedt	100.0%	(231)	(1,380)	2,556
REW GMBH & CO. SECHS WIND-KG	Sehestedt	100.0%	(231)	(1,380)	2,556
REW GMBH & CO. SIEBEN WIND-KG	Sehestedt	100.0%	(231)	(1,380)	2,556
REW GMBH & CO. ACHT WIND-KG	Sehestedt	100.0%	(231)	(1,380)	2,556
REW GMBH & CO. NEUN WIND-KG	Sehestedt	100.0%	(231)	(1,380)	2,556
REW GMBH & CO. ZEHN WIND-KG	Sehestedt	100.0%	(231)	(1,380)	2,556
CEE LE CORUNA/EOLICOS TOURINAN, La Coruna	Spain	10%	600,976	*)	24,040
WINDFELD LUDWIGSHÖHE ERSCHL.GMBH	Nechlin	50.0%	23,342	(848)	14,290
EOLICA MENORCA S. L., Palma	Spain	70.0%	3,005	*)	71,580
REW WP ALSLEBEN GMBH & CO.KG	Sehestedt	100.0%	(705)	(1,483)	2,556
REW WITTSTOCK-KRAATZ GMBH & CO.KG	Sehestedt	100.0%	(715)	(1,329)	2,556
WP UCKERMARK GMBH&CO.KG 2	Sehestedt	100.0%	(1,808)	(1,380)	5,113
REWE LTD., Iskitler, Ankara	Turkey	90.0%	112,360	*)	1
GÜSTOW GMBH & CO.KG	Güstow	100.0%	(176,697)	(1,738)	2,556
REW GROSS PINNOW GMBH&CO.KG	Sehestedt	100.0%	(350)	(997)	2,556
REW COPPANZ GMBH&CO.KG	Coppanz	100.0%	(682)	(1,074)	2,556
REW EIXEN GMBH&CO.KG	Sehestedt	100.0%	(581)	(1,074)	2,556
REW GMBH & CO. ELF WIND-KG	Sehestedt	100.0%	(231)	(1,380)	2,556
REW GMBH & CO. ZWÖLF WIND-KG	Sehestedt	100.0%	(231)	(1,380)	2,556
REW GMBH & CO. DREIZEHN WIND-KG	Sehestedt	100.0%	(231)	(1,380)	2,556
REW GMBH & CO. VIERZEHN WIND-KG	Sehestedt	100.0%	(231)	(1,380)	2,556
REW GMBH & CO. FÜNFZEHN WIND-KG	Sehestedt	100.0%	(231)	(1,380)	2,556
REW GMBH & CO. SECHZEHN WIND-KG	Sehestedt	100.0%	(231)	(1,380)	2,556
REW GMBH & CO. SIEBZEHN WIND-KG	Sehestedt	100.0%	(231)	(1,380)	2,556
REW GMBH & CO. ACHTZEHN WIND-KG	Sehestedt	100.0%	(231)	(1,380)	2,556
REW GMBH & CO. NEUNZEHN WIND-KG	Sehestedt	100.0%	(231)	(1,380)	2,556
REW GMBH & CO. ZWANZIG WIND-KG	Sehestedt	100.0%	(231)	(1,380)	2,556
REW OEDERQUART ZWEI GMBH & CO.KG	Sehestedt	100.0%	(230)	(1,380)	2,556
REW BLÜTHEN-PREMSLIN GMBH&CO.KG	Sehestedt	100.0%	(2,147)	(1,125)	2,556
REW KRÄNZLIN GMBH&CO.KG	Sehestedt	100.0%	(11,540)	(6,647)	2,556
REW OEDERQUART GMBH&CO.KG	Oederquart	50.0%	(2,744)	(1,636)	2,556
WP GRÖMITZ GMBH & CO.KG	Grömitz	90.0%	(427,221)	(18,860)	242,352
WP GRÖMITZ ZWEI GMBH & CO.KG	Grömitz	90.0%	(229,238)	(29,277)	242,352
WP GRÖMITZ DREI GMBH & CO.KG	Grömitz	90.0%	(227,329)	(28,490)	242,352
WP GRÖMITZ VIER GMBH & CO.KG	Grömitz	100.0%	73,236	(81,243)	155,944
WP GRÖMITZ FÜNF GMBH & CO.KG	Grömitz	100.0%	65,314	(89,165)	155,944
WP GRÖMITZ ACHT GMBH & CO.KG	Grömitz	100.0%	(494)	(1,585)	2,556
					1,230,662

*) Annual financial statements as of 31/12/2001 not yet available.

**) Operating result and equity capital are based on the preliminary annual financial statements as of 31/12/2001

3.4 Prepaid expenses

Prepaid expenses include discounts amounting to EUR 15,060.

3.5 Equity

		31.12.2001	31.12.2000
		EUR	EUR
I	Share capital (previous year: limited liability capital DEM 3,000,000)	1,764,750	1,533,876
II	Revenue reserves — statutory reserves	176,475	0
III	Retained earnings	4,383,307	0
	Total capital	6,324,532	1,533,876

During the reporting period, the legal form was changed from a limited partnership to a stock corporation.

In the previous year, a limited liability capital of DEM 3,000,000 was reported. The variable capital accounts of the partners reported under equity a year ago were reported under other liabilities for purposes of comparison. The figures from the previous year were adjusted accordingly.

Following the resolution to reorganize on June 6, 2001, the share capital was set at EUR 1,500,000, divided into 1,500,000 no-par value bearer shares.

By resolution of June 6, 2001, the share capital was increased by EUR 264,750 to EUR 1,764,750 via a cash contribution. 264,750 new no-par value bearer shares were issued. These are eligible for profit sharing as of January 1, 2001.

Pursuant to §150 of the German Stock Corporation Act (AktG), statutory reserves were established for 10% of the share capital (EUR 176,475).

3.6 Accruals

Accruals for taxes relate to trade taxes and corporate taxes, including deferred income taxes. The changes in other accruals are shown in the accrual statement.

	01.01.2001	Outflow	Reversal	Inflow	31.12.2001
	EUR	EUR	EUR	EUR	EUR
Accrual for taxes Trade taxes	702,021	0	0	921,942	1,623,963
Corporate taxes	0	0	0	1,551,083	1,551,083
Deferred taxes	0	0	0	84,363	84,363
	702,021	0	0	2,557,388	3,259,409
Other accruals Follow-up project costs	2,221,031	1,917,340	36,655	988,276	1,255,312
Litigation expenses	204,517	0	0	0	204,517
Personnel expenses	91,266	0	74,649	85,386	102,003
Financial statements and audit	44,482	29,144	0	122,198	137,537
Warranties	69,024	0	69,024	0	0
Supervisory Board	0	0	0	10,000	10,000
	2,630,321	1,946,484	180,328	1,205,860	1,709,369

3.7 Liabilities

The individual liability items are shown in the statement of liabilities.

	Liabilities 31.12.2001	<1 year	of which due 1 - 5 years	>5 years
	EUR	EUR	EUR	EUR
Liabilities due to banks	9,208,719	8,180,497	475,200	553,022
Payments received on account of orders	9,383,229	9,383,229		
Trade payables	807,297	807,297		
Payables to affiliated companies	5,634,564	5,634,564		
Other liabilities	654,221	654,221		
	25,688,030	24,659,808	475,200	553,022

Statement of liabilities in the previous year:

	Liabilities 31.12.2000	<1 year	of which due 1 - 5 years	>5 years
	EUR	EUR	EUR	EUR
Liabilities due to banks	21,831,075	20,227,332	475,200	1,128,543
Payments received on account of orders	6,458,639	6,458,639		
Trade payables	701,676	701,676		
Payables to affiliated companies	1,802,518	1,802,518		
Other liabilities	6,517,408	6,517,408		
	37,311,316	35,707,573	475,200	1,128,543

A total of EUR 1,147,022 (previous year: EUR 1,722,542) of the liabilities due to banks was secured as follows:

- Security assignment 2 WKA Güstow
- Assignment of sales from power generation 2 WKA Güstow
- Assignment of machine and operational shut-down insurance claims.

The remaining liabilities was not secured.

Other liabilities include taxes of EUR 587,553 (previous year: EUR 1,610,017) and social security of EUR 15,195 (previous year: EUR 13,276).

3.8 Deferred income

Deferred income is related to prepayments on leases.

4 Notes on the profit and loss statement

4.1 Sales

	2001	2000
	EUR	EUR
Sales from wind turbine generators	42,572,718	37,475,138
Project sales	5,120,133	443,315
Sales from power generation	403,861	332,470
Services	239,286	146,324
	48,335,999	38,397,247

Sales were generated exclusively in Germany.

4.2 Other operating income

	2001 EUR	2000 EUR
Income from the reversal of accruals	182,328	20,452
Leasing fees	33,851	29,950
Income from the sale of tangible assets	2,180	351,303
Other	42,661	14,842
	261,020	416,547

4.3 Cost of purchased services

Cost of purchased services are related to expenses for wind farm projects.

4.4 Depreciation and amortization

Amortization on intangible fixed assets and depreciation on tangible assets is shown in the statement of changes in fixed assets.

4.5 Other operating expenses

	2001 EUR	2000 EUR
Selling expenses	812,443	0
Legal and consultant fees	569,326	305,569
Individual value adjustments/receivables write-off	409,501	1,204,092
Advertising, travel and vehicle expenses	63,395	61,312
Office leases and administrative expenses	108,506	104,470
Supervisory Board compensations	10,000	0
Follow-up costs for previous years	0	873,066
Warranty	0	69,024
Other expenses	40,358	30,862
	2,013,529	2,648,395

Selling expenses include commissions on the sale of wind turbine generators and wind parks. In the previous year, these expenses were reported under project expenses (previous year: EUR 572,195).

Individual value adjustments primarily are value adjustments on foreign receivables.

The item "follow-up costs for previous years" reported in the previous year includes expenses in 1998 and 1999, which were adjusted in the year 2000. They primarily consist of follow-up project costs.

4.6 Income from investments

Income from affiliated companies in the amount of EUR 0 (previous year: EUR 193,554) is reported under income from equity investments.

4.7 Other interest and similar income

Interest and similar income from affiliated companies in the amount of EUR 177,496 (previous year: EUR 57,372) is reported under other interest and similar income.

4.8 Interest and similar expenses

Interest payable to affiliated companies in the amount of EUR 18,094 (previous year: EUR 69,804) is reported under interest and similar expenses.

4.9 Deferred taxes

The Company holds investments in numerous partnerships whose losses are recognized for tax purposes, but not for commercial valuation. The taxes are too low, but are expected to balance out in future fiscal years. Accruals for deferred taxes were therefore established in the amount of EUR 84,363.

5 Other information

5.1 Contingent liabilities

The Company has a joint and several liability of EUR 4,780,579 for loans and credit granted to REpower Systems AG.

Under its lines, the Company also provided bank guarantees for EUR 1,560,210, essentially for restoration obligations.

Denker & Wulf AG has participating interests in a total of 43 operating companies organized in the legal form of non-trading partnerships (GbR) (participating interest without making a capital contribution). These companies operate a total of 56 wind turbine generators. Denker & Wulf AG is responsible for the business and operational management under a partnership agreement. The companies are listed in the table below.

Due to the legal form, Denker & Wulf AG theoretically is subject to a liability risk. The financing for each individual wind turbine generators was applied for and approved by the banks without any liability for Denker & Wulf AG (the legal successor to Regenerative Energien Denker & Dr. Wulf KG). However, the liability exclusion is effective only with regard to the financing banks.

Company	Registered Office
Equity Investments	
Dr. Wulf Wind Sillerup I GbR mbH	Sillerup
Dr. Wulf Wind Sillerup VI GbR mbH	Sillerup
Dr. Wulf Wind Sillerup VII GbR mbH	Sillerup
Dr. Wulf Wind Barslund I GbR	Sillerup
Dr. Wulf Wind Barslund III GbR mbH	Sillerup
Dr. Wulf Wind Handewitt I GbR mbH	Handewitt
Dr. Wulf Wind Handewitt II GbR mbH	Handewitt
Dr. Wulf Wind Handewitt III GbR mbH	Handewitt
Dr. Wulf Wind Handewitt IV GbR mbH	Handewitt
Dr. Wulf Wind Handewitt V GbR mbH	Handewitt
Dr. Wulf Wind Handewitt VI GbR mbH	Handewitt
Dr. Wulf Wind Handewitt VII GbR mbH	Handewitt
Dr. Wulf Wind Handewitt VIII GbR mbH	Handewitt
Dr. Wulf Wind Handewitt IX GbR mbH	Handewitt
Dr. Wulf Wind Handewitt X GbR mbH	Handewitt
Dr. Wulf Wind Handewitt XIII GbR mbH	Handewitt
Dr. Wulf Wind Handewitt XV GbR mbH	Handewitt
R.E. Wind Winsen Pattensen GbR mbH	Winsen
R.E. Windpark Köhn GbR mbH	Cologne
R.E. Wind Oederquart I GbR mbH	Sehestedt
R.E. Wind Oederquart II GbR mbH	Sehestedt
R.E. Wind Mildenberg GbR mbH	Mildenberg
R.E. Wind St. Michaelisdonn I GbR mbH	Sehestedt
R.E. Wind St. Michaelisdonn II GbR mbH	Sehestedt
R.E. Wind Süderdeich I GbR mbH	Sehestedt
R.E. Wind Süderdeich II GbR mbH	Sehestedt
R.E. Wind Süderdeich III GbR mbH	Sehestedt

Company	Registered Office
R.E. Wind Süderdeich IV GbR mbH	Sehestedt
R.E. Wind Milow VI BGB	Sehestedt
R.E. Wind Milow VII BGB	Sehestedt
R.E. Wind Milow II BGB	Sehestedt
R.E. Wind Milow IV BGB	Sehestedt
R.E. Wind Milow V BGB	Sehestedt
R.E. Wind Milow VIII BGB	Sehestedt
R.E. Wind Milow IX BGB	Sehestedt
Sillerup/Schobüll BGB	Sehestedt
R.E. Wind Sillerup III BGB	Sillerup
R.E. Wind Sillerup IV GbR mbH	Sillerup
RE Wind Falkenhagen II BGB	Sehestedt
RE Wind Falkenhagen III BGB	Sehestedt
RE Wind Falkenhagen V BGB	Falkenhagen
R. E. Wind Kränzlin II GbR	Brunsbüttel
RE Wind Falkenhagen IV BGB	Falkenhagen

5.2 Other financial obligations

	Liabilities	< 1 year	of which due 1 - 5 years	> 5 years
	EUR	EUR	EUR	EUR
Rent	21,106	21,106		
Leases	97,145	3,579	14,316	79,250
Payment of outstanding limited partner contributions	4,921,258	4,921,258		
Contracts	933,108	933,108		
	5,972,618	5,879,051	14,316	79,250

5.3 Employees

The average number of employees in fiscal 2001 was as follows:

	2001	2000
Office employees	7	5
Technical employees	3	2
	10	7

5.4 Information on the governing bodies

Due to the change in the legal form, a Supervisory Board had to be formed for the first time in the reporting year. The Shareholders' Meeting of June 6, 2001 elected the following Supervisory Board members:

- Mr. Hugo Denker, Hamburg, Managing Board REpower Systems AG, Chairman
- Dr. Klaus-Detlef Wulf, Aachen; Physician
- Prof. Dr. Fritz Vahrenholt, Hamburg, Chairman of the Managing Board of REpower Systems AG

In the reporting year, the Supervisory Board received total compensations of EUR 10,000.

As of the reporting date, outstanding loans to the members of the Supervisory Board totaled EUR 117,000 at an interest rate of 5% p.a.

The following person was appointed President:

- Mr. Torsten Levsen, Kiel, Degreed Engineer

The compensations to the President are not disclosed in accordance with § 286 (4) German Commercial Code (HGB).

5.5 Consolidated financial statements

According to § 291 (2) of the German Commercial Code, the Company is exempt from preparing consolidated financial statements. REpower Systems AG holds 84.15% of the share capital of Denker & Wulf AG. The Company is included in the consolidated financial statements of REpower Systems AG. These are filed at the Commercial Register Hamburg under No. HRB 75543.

The differences between the reporting, valuation and consolidation methods used in the exempted consolidated financial statements of REpower Systems AG and the German law are as follows:

- First-time consolidation of Denker & Wulf AG into the group as of January 1, 2001: According to IAS, this is a "transaction between companies under common control." The book values of each individual company were therefore carried forward. According to the German Commercial Code, the capital consolidation would have resulted in a difference to be reported under liabilities.

- Merger of Jacobs Energie GmbH, BWU-Brandenburgische Wind- und Umwelttechnologie GmbH, BWU-Anlagenfertigung und-service GmbH and pro + pro Energiesysteme GmbH & Co. KG into REpower Systems AG as of January 1, 2001: Unless the shares are acquired by a third party, this is treated as a "transaction between companies under common control" according to IAS with the result that the book values of each individual company are carried forward. According to the German Commercial Code, this transaction would result in an income-reducing merger loss.

- The capitalization of self-produced intangible assets: According to IAS, the development costs for wind turbine generations are capitalized and amortized over the expected useful life. Under the German Commercial Code, recognition of self-produced intangible assets is not permitted.

- Differences in the reported amount and in the valuation of inventories and receivables: According to IAS, finished goods and work in progress are valued according to the percentage-of-completion method (partial profit realization), provided that a specific customer order has been received. They are reported as future receivables from production orders. According to the German Commercial Code, finished goods and work in progress are valued at production costs.

- Deferred taxes are valued according to the balance-sheet-oriented liability method for temporary differences.

- According to IAS, depreciation on tangible assets and on low value assets according to the declining balance method is not allowed in the period in which the assets were acquired if the depreciation is purely tax-driven.

REpower Systems AG is included in the consolidated financial statements of RE-DKW Beteiligungs GmbH. The latter prepares the consolidated financial statements for most of the companies.

Sehestedt, February 4, 2002

Levsen
Managing Board

Changes in Fixed Assets as of December 31, 2001

	Acquisition/ Production Costs 01.01.01 EUR	Additions EUR	Disposals EUR	Acquisition/ Production Costs 31.12.01 EUR	Cumulative depreciation and amortization 01.01.01 EUR	Depreciation and amortization for Business year EUR	Disposals EUR	Cumulative depreciation and amortization 31.12.01 EUR	Book value 31.12.01 EUR	Book value 01.01.01 EUR
A. Fixed assets										
I. Intangible assets										
1. Industrial property rights, similar rights and assets, and licenses for such rights and assets	5,112.92	0.00	0.00	5,112.92	596.68	1,022.58	0.00	1,619.26	3,493.66	4,516.24
Total Intangible Assets	5,112.92	0.00	0.00	5,112.92	596.68	1,022.58	0.00	1,619.26	3,493.66	4,516.24
II. Tangible assets										
1. Land, leasehold improvements and buildings, including buildings on land owned by others	407,293.83	785,569.75	0.00	1,192,863.58	0.00	0.00	0.00	0.00	1,192,863.58	407,293.83
2. Technical equipment and machines	1,533,100.67	0.00	0.00	1,533,100.67	562,272.43	92,459.98	0.00	654,732.41	878,368.26	970,828.24
3. Furniture, fixtures and other equipment	157,937.23	153,546.93	83,087.95	228,396.21	56,261.73	37,107.37	29,098.60	64,270.50	164,125.71	101,675.50
4. Prepayments on tangible assets and construction in progress	1,783.35	102,258.38	1,783.35	102,258.38	0.00	0.00	0.00	0.00	102,258.38	1,783.35
Total Tangible Assets	2,100,115.08	1,041,375.06	84,871.30	3,056,618.84	618,534.16	129,567.35	29,098.60	719,002.91	2,337,615.93	1,481,580.92
III. Financial assets										
1. Shares in *affiliated companies*	3,642,745.45	69,150.50	3,166,917.56	544,978.39	0.00	0.00	0.00	0.00	544,978.39	3,642,745.45
2. Investments	12,782.30	0.00	12,782.30	0.00	0.00	0.00	0.00	0.00	0.00	12,782.30
3. Other loans	201,150.56	0.00	31,713.59	169,436.97	0.00	0.00	0.00	0.00	169,436.97	201,150.56
Total Financial Assets	3,856,678.31	69,150.50	3,211,413.45	714,415.36	0.00	0.00	0.00	0.00	714,415.36	3,856,678.31
Total Fixed Assets	5,961,906.31	1,110,525.56	3,296,284.75	3,776,147.12	619,130.84	130,589.93	29,098.60	720,622.17	3,055,524.95	5,342,775.47

MANAGEMENT REPORT
for Fiscal Year 2001

Table of Contents

1 Business Developments

1.1 Development of the industry and of the overall economy

In July 2001, the participants in the climate conference held in Bonn approved principles that make ratification of the Kyoto Protocol possible.

The agreement reached in Germany's former capital is a breakthrough in climate protection. The compromise passed in Bonn will lead to a system, binding under international law, which will result in real reductions of greenhouse gases.

The main success of the conference lies in the fact that, when the treaty takes effect, the industrialized countries must reduce their greenhouse gas emissions by at least 5 percent compared to the level of 1990 during the period from 2008 to 2012. To help achieve this ambitious goal, the European Parliament passed a directive in 2001 to increase the share of electricity generation from renewables to 12.5 percent in 2010. In particular, expansion of wind power should make a decisive contribution to meeting the EU's goals.

In addition, with the introduction of the law on priority for renewable energies (EEG) in 2000, Germany created another important instrument to push forward the building of systems to gain renewable energies.

This law has had positive effects on the entire wind energy industry. In 2001, newly installed capacity of wind turbine generators in Germany reached a total of over 2,000 megawatts (MW). This figure is up almost 20 percent on the previous year's developments in wind power use, although 2000 was an absolute record year. Accumulated installed capacity rose to about 8,000 MW and thus made Germany the leading wind power country. As a result of annual average cost reductions of 10 percent in the past few years, wind power is increasingly developing into a competitive technology. It now contributes 3 percent of Germany's power supply.

But the European neighbors, such as France, Greece, Italy and Spain, are also showing encouraging trends in expanding renewable energies.

Certainly the change in approval procedures for power plants is among the especially important changes in fiscal year 2001.

The so-called item law for implementing the UVP amending guideline has shifted responsibility from the local building authorities to the state level since August 3, 2001. This regulation, which fundamentally tightens the procedure, caused some impediments during the transitional phase and delayed some wind farm projects.

1.2 Development of sales and orders

Most sales of Denker & Wulf AG result from the following areas:

- sale of turnkey wind turbine generators
- sale of wind power sites that are planned or in planning
- own operation of wind turbine generators (power generation)
- operational control/administration of wind turbine generators

In fiscal year 2001, the Company generated sales of EUR 48.3 million (previous year: EUR 38.4 million). That represents growth of 26 percent over the previous year.

The Company erected a total of 38 wind turbine generators with a total power rating above 32.2 MW, which contributed EUR 42.6 million (previous year: EUR 37.5 million) to the above revenue.

Size class	Number of wind turbine generators
600 - 750 KW	27
1000 KW	1
1500 KW	10

At the end of the fiscal year, another 12 wind turbine generators of the 1.5 MW size class were erected but not yet transferred to the final investors since some work remained to be done. The increase in work in process can largely be attributed to these wind turbine generators.

The projects were implemented primarily with wind turbine generators from REpower Systems AG.

In a total of 3 projects, the rights to the sites were sold to project planning partners in various phases during the reporting year.

Denker & Wulf AG performs operational and business management resulting from both separate operational management contracts and its ownership function. This service is thus reflected in two items in the profit and loss statement. Income from operational and business management resulting from its ownership position is reflected in the item "income from investments."

Income from operational and business management resulting from contracts has been recorded under sales in an item of the same name.

At the end of fiscal year 2001, Denker & Wulf AG had a total of 180 wind turbine generators with a total output of over 145 MW under its operational control.

The amount for operational control is measured by the annual yield of the wind turbine generators. Since the wind year 2001 was below average in terms of the wind offering alone, this is reflected on the income side of Denker & Wulf AG. The individual regions recorded reductions in income from wind turbine generators of about 25% - 30%.

The Company will successively expand the area of operational and business management in the coming years.

1.3 Production and procurement

The Company's activities are focused on

- planning/development of wind power sites
- operational control/administration of wind turbine generators

The Company uses appropriate commercial firms in implementing projects. The Company's employees consist solely of engineers and administrative personnel. It has no industrial employees. Denker & Wulf AG coordinates the individual subcontractors to generate an optimal, project-specific solution.

The main areas of turnkey construction can be organized as follows:

Road construction, excavation, and building of foundation

Here, the Company mainly uses local construction companies or firms with which it has already worked together several times.

Electrical work, cabling, connection to the network

If the network connection is not made directly by the applicable energy provider, the Company works together with appropriate specialist firms. For example, in the area of transformers, the Company uses products from Siemens, ABB, and Alstom.

Wind turbine generators

Our projects focus on the optimal design of wind parks. In the past fiscal year, the Company mainly used products of REpower Systems AG. Denker & Wulf AG is not bound to a particular machine supplier, but the machines from REpower Systems AG are preferred in projects.

1.4 Investment

Investments in fiscal year 2001 mainly comprised land (EUR 785.6 thousand), which Denker & Wulf AG will use in project planning or as equalizing spaces for projects.

In financial assets, reclassifications were made among affiliated companies. Affiliated companies were divided into project companies and equity holdings. From now on, project companies will be shown under current assets since they are intended for sale.

1.5 Financing

The Company has adequate operating and project credit lines to take advantage of its growth opportunities. Advance costs for projects in planning as well as investments are presented as part of current liquidity.

In the implementation phase, the Company uses the corresponding free project credit lines, which are then paid down through the sale of turnkey wind turbine generators. The Company also uses customer advance payments in the implementation phase.

These financing areas permit Denker & Wulf AG to handle its projects efficiently.

1.6 Personnel

The Company's employees consist solely of engineers, administrative personnel, and temporary workers. Due to its range of tasks, the Company has no industrial employees.

Employment rose in fiscal year 2001 from an average of 7 employees in 2000 to an average of 10 employees in 2001. Four new employees were hired in 2001. The Company plans to increase its staff further in fiscal year 2002.

1.7 Research and development

The Company did not conduct research and development in the fiscal year. No major projects are planned for the future.

1.8 Risk management

The Company prepared and introduced a risk management system in the reporting year. A major area of risk management is project controlling. For all projects, appropriate cost estimates are maintained and compared with financial accounting.

The Company is also included in the risk management system of the parent company, REpower Systems AG.

1.9 Important business transactions

The year 2001 was marked by creation of a new company structure. The main task was to transform the Company from a limited commercial partnership into a stock corporation.

In the original company, "Regenerative Energien Denker & Dr. Wulf KG," Mr. Denker and Dr. Wulf were the personally liable partners and Ms. Monika Kuck was a limited partner with an investment at risk of DM 3,000,000.

The following legal changes were then made:

Mr. Denker entered the company as a limited partner with an investment at risk of EUR 750,000 and Dr. Wulf as a limited partner with an investment at risk of EUR 450,000. Both simultaneously exited as personally liable partners. In their place, EEB Erneuerbare Energie Beteiligungs-GmbH entered the company as the sole personally liable partner. The investment at risk of the previous limited partner was reduced to EUR 300,000.

The limited partners Mr. Denker, Dr. Wulf, and Ms. Monika Kuck transferred their investments at risk totaling EUR 1,500,000 into the RE-DKW Beteiligungs GmbH in the form of a non-cash capital contribution.

RE-DKW Beteiligungs GmbH transferred a partial partnership share of EUR 1,485,000 to REpower Systems AG as a non-cash capital contribution.

A notarized instrument dated June 6, 2001, converted the legal form into a stock corporation in accordance with §§ 190 ff AktG (German Stock Corporation Act) and established the corporate articles of the Company as a part of the conversion resolution. The corporate articles established a share capital of EUR 1,500,000, divided among 1,500,000 registered shares. At the same time, it was decided to increase share capital by EUR 264,750, from EUR 1,500,000 to EUR 1,764,750, through cash contribution. This capital increase was made through the issue of 264,750 new registered shares.

Further, as part of the Company's restructuring, equity investments in JE/BWU-Verwaltungs-GmbH, Pro + Pro Energiesysteme GmbH & Co. KG, and Verwaltungsgesellschaft Pro + Pro Energiesysteme mbH were withdrawn from the former partners during fiscal year 2000.

2 Presentation of the financial positon

2.1 Net assets

Fixed assets

Tangible assets rose in the reporting period from EUR 1.48 million as of December 31, 2000, to EUR 2.34 million as of December 31, 2001. The rise is largely due to the increase in land. Various parcels were acquired for equalization measures and wind power planning.

Long-term financial assets fell to EUR 0.7 million as of December 31, 2001 (previous year: EUR 3.9 million). This development is largely due to the withdrawals connected with the restructuring. Reporting changes were also made. The shares in companies reported as equity investments in the previous year were shown in 2001 as shares in affiliated companies, if they fulfill § 271 par. 2 German Commercial Code (HGB). If the shares in companies are intended for sale, they are reported in current assets under shares in project companies.

Current assets

Inventories rose from EUR 10.3 million as of December 31, 2000, to EUR 21.3 million as of December 31, 2001. This increase is due to a total of 12 wind turbine generators of the 1.5 MW class, which were largely completed as of the reporting date. The wind turbine generators could also have been provisionally placed in operation as of the reporting date, but some work connected with the permanent network capacity remained to be done.

Receivables and other assets fell from around EUR 18.8 million as of December 31, 2000, to EUR 10.9 million as of December 31, 2001.

The main reason for this is the reduction in short term liabilities granted. As of December 31, 2000, the Company had made a short term liability of EUR 6.19 million to Windpark Wernikow GmbH & Co. KG. This liability was repaid in March 2001.

Cash fell from EUR 7.0 million as of December 31, 2000, to EUR 0.5 million as of December 31, 2001. This was the result of improved liquidity control, especially in connection with project lines.

Equity

On the December 31, 2000, the Company was still a limited commercial partnership and had partnership capital of EUR 1,533,875.64 (DM 3,000,000.00), which was fully paid in.

As a result of the restructuring described in section 1.9, the Company's equity as of December 31, 2001, is as follows:

		2001 in EUR
I.	Share capital	1,764,750.00
II.	Revenue reserves	
	1.) Statutory reserves	176,475.00
III.	Retained earnings	4,383,306.95
	Total:	**6,324,531.95**

Accruals

Accruals rose from EUR 3.3 million as of December 31, 2000, to EUR 5.0 million as of December 31, 2001. The main portion is tax accruals. Denker & Wulf AG made appropriate accruals for corporate income tax due to the change in its legal form to a corporation.

Liabilities

The Company's liabilities fell strongly in the reporting period. Starting at EUR 37.3 million as of December 31, 2000, they dropped to EUR 25.7 million as of December 31, 2001. This reflects, among other things, the positive cash flow for the fiscal year.

Changes to the individual items are as follows:

Liabilities due to banks:

Compared to the previous year, liabilities due to banks were reduced from EUR 21.8 million to EUR 9.2 million. The reduction is due to the increase in payments received on account of orders as well as an increase in payables to affiliated companies.

Payables to affiliated companies:

There was a clear increase compared to the previous year here. Because of the construction of various wind turbine generators as of December 31, 2001, REpower Systems AG wrote corresponding final invoices, which are for the most part reflected in this item.

Payments received on account of orders

This item rose from EUR 6.5 million to EUR 9.4 million over the previous year, mainly due to larger projects and the related expansion of business.

Other liabilities:

This item was reduced from EUR 6.5 million on December 31, 2000, to EUR 0.7 million on December 31, 2001. The variable capital accounts of the former partners had flowed into this account as of December 31, 2001. Denker & Wulf AG has closed out these liabilities in the current fiscal year.

2.2 Financial position

Cash flow in 2001 largely results from the strong expansion of business activities and is calculated as follows:

		2001	2000
Net income after taxes	EUR thousand	4,560	3,814
Depreciation and amortization	EUR thousand	131	708
Gross cash flow	**EUR thousand**	**4,691**	**4,522**

Due to the change in legal form, net income in 2001 carries an additional tax burden because of taxes that were not relevant for the limited commercial partnership in calendar year 2000.

2.3 Operating income

The Company's operating result is summarized as follows:

	2001 in EUR	2000 in EUR	Change in %
Sales	48,335,999.30	38,397,247.30	25.9%
Increase in work in process	14,736,801.57	9,392,912.27	56.9%
Total operating performance	**63,072,800.87**	**47,790,159.57**	**32.0%**
Goods and services purchased	52,819,765.79	39,687,788.84	33.1%
Gross profit	**10,253,035.08**	**8,102,370.73**	**26.5%**
Gross margin	**16.3%**	**17.0%**	**(4.1)%**
Other operating income	261,019.84	416,547.01	(37.3)%
Personnel expenses	578,461.24	384,106.39	50.6%
Depreciation and amortization	130,589.93	518,407.67	(74.8)%
Other operating expenses	2,013,529.45	2,648,395.26	(24.0)%
Income from investments	123,327.07	342,206.12	(64.0)%
Other interest and similar income	394,133.98	173,910.61	126.6%
Write-downs of long-term financial assets and short term investments	0.00	189,804.46	(100.0)%
Interest and similar expenses	1,133,721.10	904,727.14	25.3%
Income before taxes	**7,175,214.27**	**4,389,593.53**	**63.5%**
	11.4%	**9.2%**	**23.9%**
Taxes on income	2,614,979.32	575,000.89	354.8%
Other taxes	452.99	194.00	
Net income	**4,559,781.95**	**3,814,398.64**	**19.5%**

Despite the expansion of business, the gross margin fell from 17.0% to 16.3%. This change is essentially because 12 wind turbine generators of power class 1.5 MW were not ready for final invoicing as of the reporting date, meaning that the profit margin for these systems is missing.

The expansion of business showed up in personnel costs, which increased in keeping with the rise in the number of employees.

Regarding depreciation, the method used for wind turbine generators owned by the company was converted from declining balance to straight-line.

Other operating expenses fell overall by around 24% compared to the previous year. The previous year had been burdened by write-downs of foreign receivables and non-periodic expenses for projects that had already been invoiced.

Income from investments fell around 64% compared to the previous year. This reduction was essentially due to the restructuring of legal form. The profit of "Pro & Pro Energiesysteme GmbH & Co. KG" was included here in 2000. In fiscal year 2001, the investment was withdrawn due to the restructuring and merged into REpower Systems AG.

Taxes showed a marked increase. For the first time, corporate income tax is included in the financial statements because of the new legal form. Taxes on income total EUR 2.0 million more than in the previous year.

The net income rose by EUR 0.7 million, despite the additional tax burden, which in the previous year showed up in the personal income taxes of the former partners due to the legal form of limited commercial partnership.

3 Risks of future developments

Political risks:

Power generation in Germany and abroad is marked by the regulatory environment, which reacts to the requirements of environmental policy at both the national and international levels.

Any change in the applicable control environment could have a negative influence on markets, which could lead to a negative impact on the Company's net assets, financial position and operating results.

Changes could be made to the legal standards currently in force, especially with regard to minimum prices or purchase obligations according to the EEG.

In Germany and numerous other countries, laws and other control measures govern permission for constructing and operating wind turbine generators. Due to these regulations and local wind conditions, which vary considerably, appropriate sites are limited in Germany and in other countries. Changes could be made to the relevant regulations, especially in the field of building law as well as environmental protection and conservation, resulting in a further decline in the number of suitable locations. This would limit investment opportunities for operators of wind turbine generators and wind parks, which in turn would have a negative impact on sales of wind turbine generators and thus on the future net assets, financial position and operating results of the Company.

Legal risks:

The project planning business is based on a number of different contracts. Ongoing court decisions and changes in statutes could influence individual contractual items.

For example, if existing land use contracts were defective, this could hurt progress on, or even endanger, the respective projects. The land use contracts have been inspected in detail by attorneys and the credit-granting banks, but they might need to be adapted or supplemented to comply with possible changes in law.

Protests by neighbors or conservationists are possible and thus a problem that every developer of wind farm projects must address. Denker & Wulf AG already investigates these problems in the acquisition phase, however, and if applicable takes them into consideration in the subsequent planning process.

Building law:

Changes in building law with negative results for the approval of wind parks are another potential risk for the Company.

As already mentioned, implementation of the UVP amending guideline has transferred responsibility from local building authorities to the state level since August 3, 2001. This regulation, which should fundamentally tighten procedures, has caused some impediments in the transitional phase and delayed some wind farm projects.

Tax law:

Tax law is subject to constant changes that make it necessary to react flexibly to the economic conception of wind farm projects. For example, the change to § 2b EStG (German Income Tax Law) means that projects that mainly pursued the goal of depreciation tax savings for investors can no longer be designed. Denker & Wulf AG projects focus primarily on profitability of the product.

The main sales segment for Denker & Wulf AG lies in the area of "private placement." In designing the fund, the Company uses firms that are already in the market.

Interest rates:

As a rule, 70% - 80 % of wind turbine generators are financed through loans. Due to the high level of debt financing, general interest rate increases would cause lower profits for the final operator and lower profits for Denker & Wulf AG.

4 Transactions of special significance after the end of the fiscal year

The main shareholder, REpower Systems AG, plans an initial public offering in the coming year. Due to the existing group structure, Denker & Wulf AG will be involved, since it is included in the consolidated financial statements of REpower Systems AG.

5 Anticipated developments

The goal of Denker & Wulf AG for 2002 is to expand its market share in Germany. A total of 16 projects (with 84 systems of the 1.5 MW class) with total output of 140.6 MW should be sold in 2002.

The operational and business management area should be expanded by an additional 90 wind turbine generators.

6 Final declaration from subordinate status report

The Management Board of Denker & Wulf AG has submitted a subordinate status report to the Supervisory Board in accordance with § 312 par. 1 German Companies Act (Aktiengesetz).

It makes the following declaration: "According to the circumstances known to me at the time at which the legal transaction took place or the measure was taken, the Company received appropriate compensation in each legal transaction and was not disadvantaged because the measure was taken."

Sehestedt, February 4, 2002

Levsen
Managing Board

Independent Auditor's Report:

We have audited the annual financial statements, including the accounting and management report, of REpower Systems AG, Hamburg, for the fiscal year from January 1 to December 31, 2001. The Company's legal representatives are responsible for the accounting and for preparation of the annual financial statements and management report in accordance with the rules of German commercial law and the supplemental rules in the Company's charter and bylaws. Our responsibility is to issue an opinion, based on our audit, on the annual financial statements, including the accounting, and on the management report.

We conducted our audit of the financial statements in accordance with § 317 of the German Commercial Code (HGB), complying with the German generally accepted standards for the audit of financial statements established by the Institute of German Certified Public Accountants (IDW). These standards require that we plan and perform the audit so that we are reasonably certain to discover errors and violations that would have a material effect on the view of the net assets, financial position and results of operations presented in the annual financial statements in accordance with German generally accepted accounting principles, and in the management report. In determining our audit activities, we take into account our knowledge about the business activity and the economic and legal environment of the company as well as expectations of possible errors. As part of the audit, we evaluate, mainly on the basis of sampling, the effectiveness of the accounting-related internal control system as well as the evidence supporting the items recorded in accounting reports, the annual financial statements, and the management report. The audit encompasses an evaluation of the accounting principles used, the significant estimates made by the legal representatives, and an evaluation of the overall presentation of the annual financial statements and the management report. We believe that our audit provides a sufficiently reasonable basis for our assessment.

Our audit has not given rise to any objections.

In our opinion, the annual financial statements provide a true and fair presentation of the net assets, financial position and operating results of the company in accordance with German generally accepted accounting principles. The management report provides an overall accurate view of the company's situation and accurately presents the risks of future developments.

Hamburg, February 4, 2002

Susat & Partner oHG
Wirtschaftsprüfungsgesellschaft
(Certified Public Accountants)

Dr. Paassen
Wirtschaftsprüfer
(Certified Public Accountant)

Driesch
Wirtschaftsprüfer
(Certified Public Accountant)

Bestätigungsvermerk des Abschlussprüfers:

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung und den Lagebericht der Denker & Wulf AG, Sehestedt, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2001 geprüft. Die Buchführung und die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften und den ergänzenden Regelungen in der Satzung liegen in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Jahresabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar.

Hamburg, den 4. Februar 2002

Susat & Partner oHG
Wirtschaftsprüfungsgesellschaft

Dr. Paaßen
Wirtschaftsprüfer

Driesch
Wirtschaftsprüfer

HEAD OFFICE OF THE COMPANY

REpower Systems AG
Flughafenstrasse 54
22335 Hamburg
Germany

LEGAL ADVISORS TO THE COMPANY

White & Case, Feddersen
Jägerhofstrasse 29
40479 Düsseldorf
Germany

LEGAL ADVISORS TO THE MANAGERS

Allen & Overy
One New Change
London
United Kingdom
EC4M 9QQ

AUDITORS

Susat & Partner
Warburgstrasse 50
20354 Hamburg
Germany

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***REpower* Systems AG** · Flughafenstr. 54 · 22335 Hamburg
phone: +49-40-539307-0 · fax: +49-40-539307-77
e-mail: info@repower.de · internet: www.repower.de